Form 10-K405, Exhibit 13
period 1996-12-31
PENN AMERICA GROUP INC
filed 1997-03-21
CIK 910110

Penn-America Group, Inc.
1996 Annual Report



Thinking locally. Acting locally.

About Penn-America Group, Inc.

Contents

President's Message to Stockholders                                            1
Financial Review                                                               8
Management's Discussion and Analysis of Financial
  Condition and Results of Operations                                          9
Consolidated Balance Sheets - December 31, 1996 and 1995                      14
Consolidated Statements of Earnings - Years ended
  December 31, 1996 , 1995 and 1994                                           15
Consolidated Statements of Stockholders' Equity -
  Years ended December 31, 1996, 1995 and 1994                                16
Consolidated Statements of Cash Flows - Years ended
  December 31, 1996, 1995 and 1994                                            17
Notes to Consolidated Financial Statements                                    18
Stockholders', Board of Directors and Management
  Information                                                  Inside Back Cover

About Penn-America Group, Inc.

As social and business structures in the U.S. fragment, hundreds of micro-markets for products and services are being created. We have built our success by recognizing this fact of life. By thinking and acting locally, we have built an effective system for serving insurance markets that change town-by-town and day-by-day.

We have strong relationships with 48 entrepreneurial general agents who live and work in the suburban and rural areas of the country that are most affected by these changing insurance markets. They, in turn, have relationships with thousands of retail insurance producers. Together, we serve the routine insurance needs of other small business entrepreneurs and individuals who have been shut out of "standard" insurance markets because much larger insurance companies have failed to adapt to current realities.

The tens of thousands of small business owners and individuals we serve together are the economic engine that is powering the transformation of the United States economy: contractors, grocers, artisans, plumbers, carpenters, restaurateurs, apartment and garage owners, home-based consultants and their neighbors. They represent a fast-growing insurance market that will continue to grow as the migration to suburban and rural America continues -- a return to simpler values, made possible by technology.

Penn-America Group, Inc.(NASDAQ: PAGI) is the parent company of Penn-America Insurance Company. The company develops and provides standard and non-standard commercial property, general liability, commercial multi-peril and personal automobile insurance products that meet the unique requirements of the suburban and rural markets served by a small group of entrepreneurial general agents with offices nationwide.

Penn-America had its initial public stock offering in October 1993. In every quarter since that time it has produced GAAP underwriting profitability and steady growth that are to be expected of a well-managed insurance business. In January 1997, Penn-America announced a three-for-two stock split, in the form of a 50% stock dividend, and its intention to maintain the current $.16 per share annual dividend. These actions were taken to improve the company's liquidity and reward long-time shareholders. As a result, outstanding share numbers and per share values in this report have been restated. Located in Hatboro, PA, a small town near Philadelphia, Penn-America is rated "A" (Excellent) by A.M. Best Company.

For, about and by our agents.

A letter from Jon S. Saltzman, President and CEO

No matter what your relationship with Penn-America is, you have a vital interest in the fact that there are 90 of us here in Hatboro focused on a single activity: making the lives of our agents easier and better. By "listening-in" to our ongoing conversation with the agents we serve, anyone with an investment in Penn-America will better understand and appreciate why Penn-America produces the results it does, year-in and year-out.

This annual report, then, is for, about and by our agents, centered around our two most important business strategies: Thinking locally. Acting locally.

Most insurance companies think and act as if there is one national market for insurance products. In fact, because the huge insurance companies do think and act nationally, they continually create opportunities for our local general agents. A large insurer closes another local branch office because national thinking demands "economies of scale." The need to feed bloated bureaucracies leads to abandoning the "unprofitable" $2,000 annual policies that are our agents' bread and butter. Big company products are designed to serve nation-wide needs adequately but don't serve local needs well.

Our general agents live and work in secondary and tertiary markets -- small town America, Main Street America, the suburban and rural places to which more and more Americans are migrating, returning to the values of the 1950s, empowered by the technology of the 1990s. As business, economic, and social conditions shift where our agents live, they are positioned to take advantage of the new opportunities created by our competitors' national thinking. Because we focus sharply on the needs of our agents, we are organized to respond rapidly with new, enhanced or modified insurance products suited to those local opportunities.

Our job is to listen.

We listen to our general agents, in scores of ways, every day. Through frequent personal meetings, during seminars they all attend each year at seven locations around the country, at Agents' Advisory Council meetings, from our offices, from our homes and cars, by telephone, by E-mail, by "snail mail." By listening, we stay focused on local conditions and needs. By listening, we build the systems and products that are needed to turn local thinking into local actions that help our agents' businesses to grow. That is our job.

The actions we take to support our agents day-to-day are not dramatic. They are small, incremental, local:

o One agent mentioned a need to add "ordinance coverage" to our property line, that would not only replace an insured's damaged building but also upgrade its systems to meet current building codes as required in some local areas. The policy change appeared in our agency manual within two weeks;

o An agent in Colorado needed a special child day care program to meet the request of a customer. Our marketing manager worked directly with the agent and his customer to create a new program designed specifically for the need;

o In North Carolina, our agent needed a program to insure a group care program for those needing assistance with routine daily activities. While he was conducting business out of the country, our chief underwriting officer worked directly with the retail insurance producer. We delivered the product in several weeks;

o Several agents told us, at our Advisory Council meeting, that they see a trend toward adult day care programs, which have unique insurance needs. Today, we offer the product;

o One of our agents sold his business to another well-known and established entrepreneur. Nonetheless, one of our competitors canceled its contract with the new owner. Within ten days, our chief underwriting officer was in the new owner's office for several days, reviewing policies and procedures, pre-underwriting policies dropped by our competitor and helping the new owner to continue his business seamlessly.

Listening turns local thinking into local actions.

[GRAPHIC OMITTED]

     "We've developed a personal relationship with the people at Penn-America, which is how we like to do business -- with people we know and enjoy personally as well as from a business standpoint."

     "Penn-America is definitely the most responsive company we have in terms of getting products out quickly. They're also the easiest company to work with. They put a lot of faith in us, without second-guessing us. It's to their advantage because we protect them in return. They've instituted new programs and modified programs to suit our needs and they've done it with a minimum of red tape and waiting time. In fact, in one case, we had the revised manual pages by fax the very next day. In this business, you have to act quickly or you lose the opportunity."

     Patti Nunnally, CPCU, President
     Royal Oak Underwriters
     Richmond, VA
     [GRAPHIC OMITTED - Photograph of Patti Nunnally]


     "We've developed a personal relationship with the people at Penn-America, which is how we like to do business -- with people we know and enjoy personally as well as from a business standpoint. They were the first company we ever had in our agency and they've stuck with us from the beginning. Not only did they put us in business, they've given us the products we needed to grow to be a $40 million agency. There's no doubt in my mind we'll reach $100 million some day and we'll do it without the problems associated with dealing with most insurance companies."

     Charles Smith, Chairman & CEO
     Eileen Smith, Vice Chairperson & Secretary
     Carnegie General Insurance Agency
     Thousand Oaks, CA
     [GRAPHIC OMITTED - Photograph of Charles Smith & Eileen Smith]

     "The most important thing is the very close personal relationship our underwriters have with the Penn-America underwriters and the speed with which we get responses from them. We're very comfortable with their claims handling and underwriting philosophies, too. We have a lot of trust from them, they feel comfortable with what we do for them. And we feel the same way about them."

     Neil Rice, President
     Joseph L. Rice, Ltd.
     Boston, MA
     [GRAPHIC OMITTED - Photograph of Neil Rice]

     "Penn-America took a chance appointing our firm because we are much larger than their typical producer -- we are close to $100 million in premium volume, with more than 100 carriers represented. Penn-America was confident that they would not be lost in the shuffle of our other carriers because they have tremendous products to distribute, along with excellent people for us to deal with. As it turns out, they were correct since our employees rank the Penn-America people as #1 to deal with; and our customers, the retail agents, rank their products as superior to other companies' comparable products. This has been proven during the past few years: we have more than quadrupled our original production commitment to Penn-America. They are extremely easy to deal with and are just plain nice people."

     Jim Gresham, Chairman
     Tony Gresham, Sr. Vice President
     Gresham and Associates
     Stockbridge, GA
     [GRAPHIC OMITTED - Photograph of Jim Gresham & Tony Gresham, Sr.]

Our day-to-day activities are simple; this is not a company to follow if you're looking for dramatic change. But our straightforward focus on the satisfaction and success of our general agents does produce dramatic results. For example:

In terms of premium volume, we rank as one of the top three companies in an overwhelming majority of our agents' offices. Further, on a scale of 7, our agents rank us at 6.5 compared to our competitors in terms of the overall quality of service we provide;

For more than three-quarters of the people on the front lines of our agents' operations -- their underwriting staffs -- Penn-America is the "most-preferred" company with which they do business.

It is because we focus on the success of our agents that we, too, have grown and prospered:

o    We had statutory underwriting profit of $2.7 million for 1996;
o    Total assets rose to $159 million in 1996 from $138 million in 1995;
o Gross written premiums grew 20% to $80.5 million in 1996 from $66.9 million in 1995;
o Net written premiums, after reinsurance, increased 19.9% to $73.5 million from $61.3 million in 1995;
o Net earned premiums were up 21% to $69.1 million in 1996 from $57.2 million in 1995;
o Net earnings increased 16% to $7.0 million in 1996 from $6.0 million in 1995.

As we've grown, so has interest in Penn-America as a publicly-traded company. To improve our liquidity and to reward long-term shareholders -- including all of our agents and many of our employees -- we announced, in January 1997, a three-for-two stock split in the form of a 50% stock dividend. We also said that we do not intend to change our current $0.16 per share annual dividend, effectively increasing our dividend by 50%. An investment in Penn-America is increasingly attractive:

o Penn-America's statutory combined ratios continued to outperform the insurance industry and our peers, showing 94.3% in 1996 versus 93% in 1995;
o The book value of a single share (adjusted for the stock split) of Penn-America stock rose 16% during 1996, from $5.46 per share on December 31, 1995 to $6.34 on the same date in 1996;
o Net operating income per share (adjusted for the stock split) increased to $0.96 per share in 1996, compared to $0.78 per share in 1995.

For too many insurance companies, a failure to make money by selling insurance is masked by investment returns. We're in the insurance business so we believe that we should first make a profit on the products we sell and invest wisely. This is how we did it:

o In 1996, we produced a strong GAAP underwriting profit of $3.7 million, a 31% increase over last year's $2.8 million;

Financial Highlights
(Restated for three-for-two stock split in January, 1997)

[GRAPHIC OMITTED - BAR CHART OF NET EARNINGS PER SHARE FOR 1993-1996]

[GRAPHIC OMITTED - BAR CHART OF NET INVESTMENT INCOME FOR 1993-1996]

[GRAPHIC OMITTED - BAR CHART OF NET EARNED PREMIUMS FOR 1993-1996]

[GRAPHIC OMITTED - BAR CHART OF GROSS WRITTEN PREMIUMS FOR 1993-1996]

[GRAPHIC OMITTED - BAR CHART OF NET INCOME FOR 1993-1996]

(In thousands except per share and ratio data)
                                           1996          1995

Total Assets                           $158,605      $137,763
Gross Written Premiums                   80,496        66,953
Net Earned Premiums                      69,081        57,228
Statutory Combined Loss and
   Expense Ratios                          94.3%         93.0%
Net Operating Income (1)                  6,394         5,182
Net Earnings                              6,993         6,026
Net Operating Income Per Share (1)     $   0.96      $   0.78
Net Earnings Per Share                 $   1.05      $   0.91
Stockholders' Equity                     42,337        36,250

(1) Net Operating income is net of tax and excludes after-tax realized investment gains and losses.

o Our total investment portfolio increased 18% to $112.6 million, compared to $95.2 million last year. Income from these investments increased 32% to $6.7 million, from $5.1 million in 1995;
o    Net realized capital gains were, after tax, $598,000 or $0.09 per share;
o As of December 31, 1996, 99% of our fixed maturity securities (89% of the total investment portfolio) were rated A- or better by Standard & Poor's.

We move forward in small steps, continuously improving what we do and how we do it. Here are some of the steps we took forward during 1996:

o We shared our success with our shareholders -- including most of our general agents and our employees -- by distributing a quarterly dividend of $.03 per share, increased in February of 1996 from $.02 per share. In fact, with the effect of the three-for-two stock split, our annual $0.16 dividend per share will effectively increase our dividend 50% in 1997;
o In June, our rating of A (Excellent) was reaffirmed by A.M. Best Company, the independent insurance rating firm;
o Our personal automobile insurance business expanded into a total of five states: California, Washington, Nevada, Kentucky and South Dakota and now represents about 28% of Penn-America Insurance Company's total premium volume. In 1997, we expect to expand this business line. In October, Penn-America filed with the Insurance Commissioner of the Commonwealth of Pennsylvania to create a separate, wholly-owned subsidiary of Penn-America Group, to be called Penn-Star Insurance Company. This will allow a focused management vehicle for personal automobile and possibly other personal insurance lines. Pending regulatory approval, Penn-Star will begin operations during 1997;
o In May, we entered into a reinsurance agreement with General Reinsurance, a subsidiary of General Re Corporation, the largest domestic professional reinsurance entity, through which the company became the primary reinsurer of Penn-America's property and casualty business;
o The number of agents who submit accounts current information to us electronically doubled in 1996. Electronic submission reduces reconciliation time by 75%. Similarly, the number of agents now issuing policies electronically increased from 60% last year to a current 80%;
o We are addressing, well in advance of the year 2000, the problem that will face all owners of large computer networks at that time: today's computers were designed to recognize dates in the twentieth century only. During 1996, our technical staff developed a computer program that has analyzed the library of more than 800 specialized software programs used in our business. During 1997, they will be adjusting nearly 1 million lines of computer code in the 81 programs affected so that our business will continue without interruption at the dawn of the 21st century;
o We established a home in cyberspace at http://www.penn-america.com. Our new site on the World Wide Web now provides easy access to a wealth of information about Penn-America and is an important component in our long-term technology plans.

Thinking and acting locally is at the core of Penn-America's mindset. We express it where we live, too, through our employees' annual charitable giving -- in 1996, they provided the entire annual budget of the Hatboro Challenger Little League for kids with special needs -- through the scholarship we provide each year to a local high school business student, through making available scores of our off-lease computers to our employees at minimal cost, through strong support of our employees' professional development, through the quiet, personal support we provide to help employees with special challenges to realize their potential.

Acting locally, where we live, where our agents live, allows us to thrive as a company and, in turn contribute to the prosperity and well-being of everyone who has an investment in Penn-America.

Because we think locally and act locally, I'm able to report that nothing has changed dramatically at Penn-America during 1996. We're still in the business of helping our agents' businesses to prosper. And they consistently return the favor.

Sincerely,

/s/ John S. Saltzman
Jon S. Saltzman

President and Chief Executive Officer

Financial Review

Selected Five Year Financial Data
(in thousands, except per share data)                                      At or for the Years ended December 31,
                                                                1996           1995        1994           1993         1992
Operating data
Revenues
    Premiums earned                                         $  69,081     $  57,228    $  39,985     $  25,961    $  21,708
    Net investment income                                       6,705         5,067        3,635         2,886        2,533
    Net realized investment gains (losses)                        906         1,279         (713)          753        1,012
                                                            ---------     ---------    ---------     ---------    ---------
    Total revenues                                             76,692        63,574       42,907        29,600       25,253
                                                            ---------     ---------    ---------     ---------    ---------

Losses and expenses
    Losses and loss adjustment expenses                        43,292        35,835       24,855        16,411       13,865
    Amortization of deferred policy
      acquisition costs                                        17,785        14,237        9,381         6,146        4,845
    Other expenses                                              5,233         4,595        3,681         3,420        3,301
                                                            ---------     ---------    ---------     ---------    ---------
    Total expenses                                             66,310        54,667       37,917        25,977       22,011
                                                            ---------     ---------    ---------     ---------    ---------

Earnings before income tax                                     10,382         8,907        4,990         3,623        3,242

Income taxes                                                    3,389         2,881        1,579         1,115          970
                                                            ---------     ---------    ---------     ---------    ---------

Net earnings                                                $   6,993     $   6,026    $   3,411     $   2,508    $   2,272
                                                            =========     =========    =========     =========    =========
Per share data:(1)

(Adjusted for 3-for-2 split declared on January 29, 1997)
    Operating earnings per share                            $    0.96     $    0.78    $    0.59            --           --
    Net earnings per share                                  $    1.05     $    0.91    $    0.51            --           --
    Pro forma net earnings per share (2)                           --            --           --     $     .50    $    0.49
    Cash dividend (3)                                       $     .11     $     .06           --     $    1.13    $    0.07
    Weighted average shares used in calculating                 6,663         6,645        6,645         4,997        4,652
      per share data

Other data
    Gross written premium                                   $  80,496     $  66,953    $  53,926     $  35,521    $  27,539
    Net written premium                                        73,469        61,286       48,343        28,494       22,616
    Combined ratio (GAAP basis)                                  94.7%         95.1%        94.6%         99.8%       101.1%

Balance sheet data
Assets
    Investments and cash                                    $ 115,550     $ 100,428    $  72,896     $  61,764    $  47,360
    Total assets                                              158,605       137,763      100,112        78,507       61,098

Liabilities and stockholders' equity
    Unpaid losses and loss adjustment expenses              $  70,728     $  60,139    $  44,796     $  33,314    $  31,703
    Unearned premiums                                          30,865        26,245       22,296        14,069       10,884
    Notes payable and capitalized lease obligations            11,030        12,040        1,756           436          465
    Total liabilities                                         116,268       101,513       71,742        51,127       44,555
    Total stockholders' equity                                 42,337        36,250       28,366        27,380       16,543
    Total stockholders' equity per share (1)                     6.34          5.46         4.27          4.12         3.94

Statutory data
    Policyholders' surplus of insurance subsidiary          $  41,665     $  39,118    $  25,677     $  25,337    $  14,045
    Loss ratio                                                   62.7%         62.6%        62.2%         63.2%        63.9%
    Expense ratio                                                31.6          30.4         32.3          34.8         35.6
    Combined ratio                                               94.3          93.0         94.5          98.0         99.5
    Property-casualty industry combined ratio (4)               107.0         106.5        108.5         106.9        115.8

(1) Data adjusted to reflect 3-for-2 stock split declared on January 29, 1997, for shareholders of record on February 14, 1997.
(2) Pro forma net earnings per share have been included to reflect the economic impact of the dollar amount of a dividend in excess of 1993 and 1992 net earnings, assuming the dividend had been paid at January 1, 1992 with funds obtained from sale of shares. Pro forma net earnings per share for 1993 are based upon 4,997,156 shares which include 4,581,822 weighted average shares outstanding and 415,334 shares assumed to be outstanding since January 1, 1992 at $6.00 per share.
(3) Reflects and extraordinary dividend of $5,000,000 paid to Penn Independent Corporation prior to the Company's initial public offering in October 1993
(4) Source: Best Week, Property/Casualty Supplement, January 6, 1997 edition, excluding dividends.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company writes commercial property, general liability, commercial multi-peril and personal automobile insurance on an admitted and non-admitted basis as regulatory requirements permit. Premium levels in the markets that Penn-America serves are generally higher due to unavailability of the larger standard companies to service these relatively small dollar premiums that average $1,600 a year. The Company focuses on smaller, Main Street businesses in this higher rated market, such as restaurants, taverns, retail businesses, contractors and similar classes, that may not have access to standard insurance and where management believes the potential for loss is not excessive and can be adequately quantified. The Company does not write unique or high risk policies such as medical malpractice, environmental and aviation liability.

The Company currently markets its commercial insurance products nationally through a select number of high quality general agents. The Company's general agents have limited binding authority for the Company's products based on comprehensive guidelines established by the Company. In 1996, approximately 85% of the Company's policies were issued on a binding authority basis. The remaining commercial business consists of larger or slightly more complex policies issued on a submit basis from its agents. All personal automobile policies are issued on a binding authority basis. The Company's general agency network and its strong business experience and relationships provide the Company with significant underwriting support and marketing expertise. In addition, approximately 28% of the Company's gross written premium or $21.8 million, is non-standard minimum limits liability personal automobile coverage which is written in five states.

The Company's distribution strategy is to select and maintain a general agency network with fewer and more productive general agents than its competitors. By concentrating its resources on a limited number of general agents, approximately 50, the Company believes it enhances not only the volume and quality of business generated by the general agents, but also the Company's ability to monitor the agents' performance with respect to Company underwriting policies and guidelines.

[GRAPHIC OMITTED - BAR CHART OF NET EARNED PREMIUMS BY LINE OF BUSINESS FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, 1995 AND 1996]


[GRAPHIC OMITTED - PIE CHART OF GROSS WRITTEN PREMIUM DIVERSIFIED EXPOSURE FOR THE YEAR ENDED DECEMBER 31, 1996 (IN MILLIONS)]

In June, 1996 the Company received a rating of A (Excellent), financial size category VI, by A.M. Best Company, Inc. ("Best") based upon recent operating performance. According to Best, an A rating is assigned to those companies that, in Best's opinion, after an extensive review of the company's financial condition and operating performance, have demonstrated an excellent ability to meet their respective policyholder and other contractual obligations when compared to the norms of the property and casualty insurance industry. Best's ratings are based upon factors relevant to policyholders and are not directed toward the protection of investors. The Company believes that an A rating is an important factor in marketing its products to its general agents.

     The following is a brief description of the Company's various lines of insurance:

Commercial General Liability: The Company's commercial general liability insurance is written on an occurrence policy form (as opposed to a claims-made policy form) and provides limits generally ranging from $25,000 to $3 million, with the majority of such policies having limits of between $500,000 and $1 million. The Company's general liability policies pay defense and related expenses in addition to per occurrence and aggregate policy limits. General liability insureds include restaurants, bars and taverns, retail operations, contractors and similar classes.

Commercial Property: The Company's commercial property lines provide limits usually no higher than $4 million, with almost all of the policies being written at limits less than $1 million. Properties insured include restaurants, bars and taverns, retail operations, vacant buildings, and other similar classes.

Commercial Multi-Peril: The Company also writes the same commercial property and general liability risks together as a "package" for its insureds, generally referred to as "commercial multi-peril." The limits on these policies are the same as if written on a monoline basis. Consistent with the current industry trend, the Company has been writing more commercial multi-peril policies during the last several years than individual property and liability policies. The Company expects this trend to continue in light of the fact that a substantial number of the Company's commercial insureds customarily require both liability and property insurance coverage, together with the fact that recent revisions to Insurance Services Office (ISO) forms make it easier and more efficient to write such multi-peril policies.

In all of its commercial product lines the Company continuously is developing specialized programs for certain industry segments to meet the needs of its marketplace. Examples are programs for independent fitness centers, day care operations, artisan contractors, low-hazard miscellaneous professional liability coverages and special events. As a group, these programs are a significant benefit to the Company's marketing efforts, although individually they do not generate a material amount of the Company's gross written premiums.

Personal Automobile: The Company currently writes personal automobile policies in the states of Washington, California, Kentucky, South Dakota and Nevada on a non-standard basis. These risks typically do not qualify for preferred or standard insurance because of a driver's age, driving record, vehicle type or other factors. The personal automobile business is written at very low coverage limits. The policies in force at December 31, 1996 provide physical damage coverage of $35,000 or less, and the Company writes minimum state statutory liability limits. The Company writes a majority of this coverage on a six month basis in Washington, Kentucky and South Dakota. In California and Nevada, the coverage is written predominately on a monthly policy basis.

Results of Operations

     Year-ended December 31, 1996 Compared to Year-ended December 31, 1995

Gross written premiums increased 20.2% to $80.5 million in 1996, as compared to $ 67.0 million in 1995. The 20.2% growth in gross written premiums in 1996 primarily was attributable to increased volume. The increase in volume is attributable to an 18.4% increase in commercial multi-peril to $31.6 million and a 63.3% increase in personal automobile to $21.8 million. 72% of the Company's existing agents' offices had increased gross written premiums volume in 1996 over the previous year.

Net written premiums increased 19.9% to $73.5 million in 1996, as compared to $61.3 million in 1995. The increase in net written premiums is due primarily to the volume increase in both commercial multi-peril and personal automobile. During 1996 property and casualty reinsurance retention limits remained unchanged at $200,000 and $500,000 respectively.

Net earned premiums increased 20.7% to $69.1 million in 1996 as compared to $57.2 million in 1995. This increase is attributable to the overall growth in net written premiums.

Investments and cash increased 15% to $115.6 million. This growth in the investment portfolio was fueled by approximately $17 million from net cash flows from operations. Net investment income increased 32.3% to $6.7 million as compared to $5.1 million in 1995. This increase resulted from the investment of proceeds from a $10 million loan from PNC Bank in December of 1995 and a 13.6% increase in cash flows from operations.

Net realized investment gains after taxes for the year-ended December 31, 1996 were $598,000 or $0.09 per share compared to $844,000 or $0.13 per share for the year-ended December 31, 1995. Gross realized gains after-tax were $985,000 and consisted primarily of equity securities. Gross realized losses after-tax were $387,000 and consisted primarily of fixed maturities available for sale.

Losses and loss adjustment expenses increased 21% to $43.3 million in 1996, as compared to $35.8 million in 1995. This increase was consistent with the 21% increase in earned premiums. The loss ratio increased slightly to 62.7% from 62.6% in 1995.

Amortization of deferred acquisition costs increased 25% to $17.8 million in 1996, as compared to $14.2 million in 1995. The increase can be attributed to: premium growth, an increase in commercial lines contingent commission accrual and increased volume in personal automobile lines, which have higher commission rates than commercial lines.

Other underwriting expenses were unchanged at $4.4 million despite a 20.2 percent increase in gross written premiums. This is primarily attributed to more significant growth in the personal auto lines than the commercial lines. The majority of underwriting expenses related to personal auto lines is commission expense which is reflected in the amortization of deferred acquisition costs. Additionally, several cost savings were realized during 1996, including a capital stock tax refund and a reduction in bad debt expense.

Net earnings increased 16% to $7.0 million or $1.05 per share in 1996 as compared to $6.0 million or $0.91 per share in 1995.

     Year ended December 31, 1995 Compared to Year ended December 31, 1994

Gross written premiums increased 24% in 1995 to $67.0 million, as compared to $53.9 million in 1994. The 24% growth in gross written premiums in 1995 primarily was attributable to increased volume since rate increases were negligible. The increase in volume was attributable to a 30% increase in commercial multi-peril to $26.7 million as compared to 1994, a 20% increase in other liability to $21.6 million and a 22.8% increase in personal automobile to $13.4 million. 85% of the Company's existing agents' offices had increased gross written premium volume in 1995 over the previous year.

Net written premiums increased 27% to $61.3 million in 1995, as compared to $48.3 million in 1994. Net written premiums increased more dramatically than gross written premium, principally due to an increase in both property and casualty reinsurance retention limits as of January 1, 1995 from $175,000 to $200,000, and $300,000 to $500,000 respectively.

[GRAPHIC OMITTED - BAR CHART COMPARING COMBINED RATIO FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, 1995 AND 1996 FOR PENN-AMERICA GROUP AND INDUSTRY]


[GRAPHIC OMITTED - PRE-TAX INCOME FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, 1995 AND 1996]

[GRAPHIC OMITTED - BAR CHART OF NET OPERATING EARNINGS PER SHARE FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996]

Net earned premium increased 43% to $57.2 million as compared to $40.0 million, which was attributable to the overall growth in net written premium.

Net investment income increased 39% to $5.1 million in 1995 as compared to $3.6 million in 1994. Investments and cash increased 38% to $100.4 million. This growth in the investment portfolio was fueled by approximately $15 million from cash flows from operations. The remaining increase in investment income was attributed to a higher yield of 6.80% in 1995 versus 6.40% in 1994.

At December 31, 1995, the carrying value of Collateralized Mortgage Obligations
(CMOs) was $7.7 million compared to $8.1 million in 1994. These obligations were all AAA rated government-issued securities. The decrease in the portfolio during 1995 was attributable to the sale of one such security and accelerated prepayments during the course of the year on the remaining securities.

Net realized investment gains after taxes for the year-ended December 31, 1995 were $844,000 or $0.13 per share, as compared to $713,000 of losses or $0.08 per share for the year-ended December 31, 1994. These realized gains principally were due to the sale of equity securities within the portfolio. Management believed that the values for these securities had been maximized and believed it to be opportunistic to realize these gains.

Losses and loss adjustment expenses increased 44% to $35.8 million in 1995, as compared to $24.9 million in 1994. This increase was consistent with the 43% increase in earned premiums.

Amortization of deferred acquisition costs increased 52% to $14.2 million in 1995, as compared to $9.4 million in 1994. This increase can be attributed to the 43% increase in earned premiums in 1995 and the affect of the decrease in ceded commissions resulting from increased retention.

Net earnings increased 77% to $6.0 million or $0.91 per share in 1995, as compared to $3.4 million or $0.51 per share in 1994. This increase was attributable to the increase in earned premiums, the reduction in the statutory combined ratio of 1.5 points, the $1.3 million in realized investment gains and the improvement on the yield in the investment portfolio.

New Accounting Standard Statement No. 123, "Accounting for Stock-Based Compensation"

At December 31, 1996, the Company had one stock-based compensation plan. The Company applies APB Opinion No. 25 and related interpretations in accounting for this plan. Accordingly, no compensation cost has been recognized for its fixed stock option plan. Had compensation cost for the Company been determined consistent with FASB Statement No. 123, the effect on the Company's net income and earnings per share would have been immaterial.

Liquidity and Capital Resources

Liquidity is a measure of the Company's ability to generate sufficient cash to meet cash obligations as they come due. Penn-America Group, Inc.'s (PAGI) primary source of funds is the receipt of dividends from its insurance subsidiary, Penn-America, which is subject to state laws and regulations which restrict its ability to pay dividends.

During 1996, PAGI repaid $1,000,000 on the borrowed $10,000,000 of which $9,000,000 was contributed as capital to Penn-America in 1995. This infusion of capital afforded Penn-America the ability to increase its written premium volume but at the same time maintain adequate statutory surplus. The ability of PAGI to service this debt is contingent on the receipts of dividends from Penn-America. The maximum amount of dividend that Penn-America can pay in 1997 is $6,262,000. During 1996 and 1995, dividends of $3,258,000 and $1,300,000 were paid to PAGI. Penn-America derives its funds principally from net written premiums, investment income and proceeds from sales and maturities of portfolio investments. The principal use of these funds is for payment of insured losses, loss adjustment expenses, commissions, premium taxes, other operating expenses and income taxes.

The funds provided from operating activities generally are invested in securities with maturities intended to provide adequate funds to pay claims without forced sales of investments. Penn-America's reinsurance arrangements also help to provide funds to pay claims.

The Company's investment policy seeks to maximize investment income consistent with the overriding objective to maintain liquidity and remain risk-adverse. The Company maintains a diversified portfolio of issuers and issues. At December 31, 1996 and 1995, the Company's portfolio consisted primarily of investments in fixed maturities. Such investments represented 89% and 82% of total investments at

December 31, 1996 and 1995. The company has maintained an average duration of
2.8 years on its fixed maturity portfolio which provides appropriate matching on anticipated future loss payments and serves to minimize interest risk in a rising interest rate environment.

The remaining balance in the portfolio comprises equity securities of approximately $12.0 million or 11% of total investments at December 31, 1996. The Company maintains a consistent percentage of its total investments in growth-oriented equity securities in order to provide for diversification and capital appreciation. During 1996, the Company realized net after-tax gains from the sale of appreciated equity securities in its portfolio of $598,000.

As of December 31, 1996, the investment portfolio contained $8.3 million or 7% in collateralized mortgage obligations (CMOs) classified as "Available for Sale". All of these CMOs are AAA rated government securities issued by federally supported institutions, are publicly traded, and have market values obtained from an external pricing service. Changes in estimated cash flows due to changes in prepayment assumptions from the original purchase assumptions are revised based on current interest rates and the economic environment. The Company had no other derivative financial instruments, real estate or mortgages in the investment portfolio as of December 31, 1996.

Impact of Inflation

Inflation can have a significant impact on property and casualty insurers because premium rates are established before the amount of losses and loss adjustment expenses are known. Penn-America attempts to anticipate increases from inflation in establishing rates, subject to limitations imposed for competitive pricing. The Company does not believe that inflation has had a material impact on Penn-America to date.

Penn-America also considers inflation when estimating liabilities for losses and loss adjustment expenses, particularly for claims having a long period between occurrence and settlement. The liabilities for losses and loss adjustment expenses are management's estimates of the ultimate net cost of underlying claims and expenses and are not discounted for the time value of money. In times of high inflation, the normally higher yields on investments may offset partially potentially higher claims and expenses.

Risk-Based Capital

The National Association of Insurance Commissioners adopted risk-based capital standards which property and casualty insurers had to meet beginning December 31,1994. In concept, risk-based capital is designed to measure the acceptable amount of capital an insurer should have based on the inherent specific risks of each insurer. Insurers failing to meet this benchmark capital level may be subject to scrutiny by the insurer's domiciled insurance department. Based on the currently adopted standards, Penn-America's capital and surplus is in excess of the prescribed risk-based capital requirements for 1996, 1995 and 1994.


[GRAPHIC OMITTED - PIE CHART OF PORTFOLIO DISTRIBUTION AT DECEMBER 31, 1996]


[GRAPHIC OMITTED - PIE CHART OF FIXED MATURITY RATINGS BY STANDARD & POOR'S AT DECEMBER 31, 1996]

Consolidated Balance Sheets

(in thousands except per share data)

                                                                 December 31,
                                                               1996          1995
Assets
Investments
    Fixed Maturities
        Available for sale, at fair value
            (amortized cost 1996, $49,244
             and 1995, $42,948)                            $  48,954      $  43,281
         Held to maturity, at amortized cost,
             (fair value 1996, $44,111
             and 1995, $34,812)                               44,227         34,276
    Equity securities, at fair value
         (cost 1996, $10,597 and 1995, $8,726)                12,390         10,667
    Short-term investments, at cost, which
         approximates fair value                               7,000          7,000
                                                           ---------      ---------
         Total investments                                   112,571         95,224

Cash                                                           2,979          5,204
Receivables
    Accrued investment income                                  1,671          1,385
    Premiums receivable, net                                  10,494          8,981
    Reinsurance recoverable                                   15,719         13,952
    Note receivable, affiliate                                   275            400
                                                           ---------      ---------
        Total receivables                                     28,159         24,718
Prepaid reinsurance premiums                                   2,668          2,438
Deferred policy acquisition costs                              7,231          5,716
Capital leases                                                 1,950          1,786
Income tax recoverable                                           249            529
Deferred income tax                                            2,211          1,947
Other assets                                                     587            201
                                                           ---------      ---------
        Total assets                                       $ 158,605      $ 137,763
                                                           =========      =========

Liabilities and Stockholders' Equity
Liabilities
    Unpaid losses and loss adjustment expenses             $  70,728      $  60,139
    Unearned premiums                                         30,865         26,245
    Accounts payable and accrued expenses                      1,773          1,842
    Capitalized lease obligations                              2,030          1,890
    Notes payable
        Affiliate                                                 --            150
        Bank                                                   9,000         10,000
    Other liabilities                                          1,872          1,247
                                                           ---------      ---------
        Total liabilities                                    116,268        101,513
                                                           ---------      ---------

Stockholders' equity
    Preferred stock, $ .01 par value;
        authorized 2,000,000 shares;
        none issued
    Common stock, $ .01 par value;
        authorized 10,000,000 shares;
        issued and outstanding 1996,
        $6,676,131 shares and 1995,
        4,430,000 (note 2)                                        67             44
    Additional paid-in capital                                21,844         21,608
    Unrealized investment gains net                              993          1,501
    Retained earnings                                         19,533         13,251
                                                           ---------      ---------
                                                              42,437         36,404
    Unearned compensation from restricted stock awards          (100)          (154)
                                                           ---------      ---------
        Total stockholders' equity                            42,337         36,250
                                                           ---------      ---------
        Total liabilities and stockholders' equity         $ 158,605      $ 137,763
                                                           =========      =========

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings

(in thousands except per share data)

                                                                 For the years ended
                                                                     December 31,
                                                            1996         1995         1994
Revenues
    Premiums earned                                       $ 69,081     $ 57,228     $ 39,985
    Net investment income                                    6,705        5,067        3,635
    Net realized investment gains (losses)                     906        1,279         (713)
                                                          --------     --------     --------
        Total revenues                                      76,692       63,574       42,907
                                                          --------     --------     --------

Losses and expenses
    Losses and loss adjustment expenses                     43,292       35,835       24,855
    Amortization of deferred policy acquisition costs       17,785       14,237        9,381
    Other underwriting expenses                              4,349        4,356        3,600
    Interest expense                                           884          239           81
                                                          --------     --------     --------
        Total losses and expenses                           66,310       54,667       37,917
                                                          --------     --------     --------

Earnings before income tax                                  10,382        8,907        4,990

Income tax                                                   3,389        2,881        1,579
                                                          --------     --------     --------

Net earnings                                              $  6,993     $  6,026     $  3,411
                                                          ========     ========     ========

Net earnings per share (note 2)                           $   1.05     $   0.91     $   0.51
                                                          ========     ========     ========

Weighted average number of shares used in calculating
    per share data (note 2)                                  6,663        6,645        6,645
                                                          ========     ========     ========

Cash dividends per share (note 2)                         $   0.11     $   0.06           --
                                                          ========     ========     ========

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

                                                                                Unrealized                    Unearned
                                                                                Investment                Compensation
                                                                  Additional         Gains                        From
                                               Common Stock          Paid-In     (Losses),      Retained    Restricted
                                          Shares        Amount       Capital           Net      Earnings   Stock Awards       Total
(in thousands except per share data)

Balance, at December 31, 1993          4,430,000    $       44    $   21,637    $    1,749    $    4,212   $     (262)   $   27,380
Cumulative effect of the
    adoption of SFAS 115                                                                27                                       27
Net earnings                                                                                       3,411                      3,411
Unrealized investment
   (losses), net                                                                    (2,477)                                  (2,477)
Amortization of compensation
    expense from restricted stock                                                                                  54            54
Additional expenses related to
    1993 public stock offering                                           (29)                                                   (29)
                                       ---------    ----------    ----------    ----------    ----------   ----------    ----------

Balance, at December 31, 1994          4,430,000            44        21,608          (701)        7,623         (208)       28,366
Net earnings                                                                                       6,026                      6,026
Cash dividends paid
    ($ 0.06) per share                                                                              (398)                      (398)
Unrealized investment gains, net                                                     2,202                                    2,202
Amortization of compensation
    expense from restricted stock                                                                                  54            54
                                       ---------    ----------    ----------    ----------    ----------   ----------    ----------

Balance, at December 31, 1995          4,430,000            44        21,608         1,501        13,251         (154)       36,250
Retroactive effect of
   3-for-2 stock split,
   January 1997 (note 2)               2,225,377            22           (22)
Issuance of common stock                  20,754             1           258                                                    259
Net earnings                                                                                       6,993                      6,993
Cash dividends paid
   ($0.11) per share                                                                                (711)                      (711)
Unrealized investment (losses), net                                                   (508)                                    (508)
Amortization of compensation
   expense from restricted stock                                                                                   54            54
                                       ---------    ----------    ----------    ----------    ----------   ----------    ----------
Balance, at December 31, 1996          6,676,131    $       67    $   21,844    $      993    $   19,533   $     (100)   $   42,337
                                       =========    ==========    ==========    ==========    ==========   ==========    ==========

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)                                                                  For the years ended
                                                                                   December 31,
                                                                           1996          1995          1994
Cash flows from operating activities
   Net earnings                                                        $  6,993      $  6,026      $  3,411
   Adjustments to reconcile net earnings to net cash provided by operating activities:
       Amortization expense                                                 331           352           380
       Net realized investment (gains) losses                              (906)       (1,279)          713
       Deferred income (benefit) tax                                         (2)         (497)           23
       Net increase in premiums and note receivable, prepaid
         reinsurance premiums and unearned premiums                       3,001           619         4,798
       Net increase in unpaid loss and loss adjustment expenses
         and reinsurance recoverable                                      8,822        10,922         8,599
   (Increase) decrease in:
     Accrued investment income                                             (286)         (290)         (372)
     Deferred policy acquisition costs                                   (1,515)         (895)       (2,440)
     Income tax recoverable                                                 281          (256)          (45)
     Other assets                                                          (454)          (86)          (92)
   Increase (decrease) in:
     Accounts payable and accrued expenses                                  (68)           (8)         (169)
     Other liabilities                                                      624           199           105
                                                                       --------      --------      --------
   Net cash provided by operating activities                             16,821        14,807        14,911
                                                                       --------      --------      --------

Cash flows from investing activities
   Purchases of equity securities                                        (8,636)       (4,627)       (6,299)
   Purchases of fixed maturities available for sale                     (21,611)      (17,177)      (24,713)
   Purchases of fixed maturities held to maturity                       (24,084)      (15,343)      (21,012)
   Proceeds from sales of equity securities                               8,147         4,863         5,726
   Proceeds from sales of fixed maturities available for sale             9,825         1,421        13,640
   Proceeds from maturities of fixed maturities available for sale        5,000        11,877         7,641
   Proceeds from maturities of fixed maturities held to maturity         14,008         2,222         8,632
   Change in short-term investments                                          --        (3,000)        1,746
   Other                                                                      9            19            21
                                                                       --------      --------      --------
   Net cash used by investing activities                                (17,342)      (19,745)      (14,618)
                                                                       --------      --------      --------

Cash flows from financing activities
   Issuance of common stock (additional expenses in 1994)                   259            --           (29)
   Principal payments on note payable to bank                            (1,000)       (1,000)        1,000
   Proceeds from note payable                                                --        10,000            --
   Principal payments on note payable, affiliate                           (150)         (200)           --
   Principal payments on capital lease obligations                         (102)          (73)          (30)
   Dividends paid                                                          (711)         (398)           --
                                                                       --------      --------      --------
   Net cash (used) provided by financing activities                      (1,704)        8,329           941
                                                                       --------      --------      --------

Increase (decrease) in cash and cash equivalents                         (2,225)        3,391         1,234
Cash, beginning of period                                                 5,204         1,813           579
                                                                       --------      --------      --------
Cash, end of period                                                    $  2,979      $  5,204      $  1,813
                                                                       ========      ========      ========
Supplemental disclosure of cash flow information
   Cash paid during the period for
     Income tax                                                        $  3,111      $  3,634      $  1,600
     Interest                                                               857           204            81

See accompanying notes to consolidated financial statements.

Penn-America Group, Inc. and Subsidiary
Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

     Basis of Presentation and Description of Business

Penn-America Group, Inc. (the "Company") is an insurance holding company. Penn Independent Corporation ("Penn-independent") currently owns approximately 61.2% of the outstanding common stock of the company. The accompanying financial statements include the accounts of the company and its wholly-owned subsidiary, Penn-America Insurance Company ("Penn-America"). All significant inter-company accounts and transactions have been eliminated in consolidation. These financial statements are prepared in conformity with generally accepted accounting principles, which differ in some respects from those followed in reports to insurance regulatory authorities.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Penn-America underwrites commercial property, general liability, commercial multi-peril and personal automobile insurance, generally referred to as "property and casualty" insurance, on an admitted and non-admitted basis as regulatory requirements permit. Penn-America is licensed as an admitted insurer in 22 states and is an approved non-admitted (excess and surplus lines) insurer in 28 states and the District of Columbia. A significant portion of Penn-America's gross written automobile premium was written by two agents in 1996, 1995 and 1994 who are located in the states of Washington, California and Nevada. These agents accounted for 94% in 1996 and 100% in 1995 and 1994 of the personal automobile gross written premium. During 1996, 1995 and 1994 one agent in California accounted for 11%, 11% and 17% respectively, of commercial gross written premium.

     Investments
At the time of purchase of fixed maturity investments, management makes a determination as to the investment classification ("Available for Sale" or "Held to Maturity"). Factors taken into consideration by management in determining the appropriate investment category are: maturity, yield, cash flow requirements, and anticipated changes in interest rates. Fixed maturities classified as "Available for Sale" are carried at fair value with unrealized investment gains or losses net of deferred income tax credited or charged directly to stockholders' equity as a separate component. "Held to Maturity" investments are carried at amortized cost.

Investments in fixed maturity securities are adjusted for amortization of premium and accretion of discounts to maturity date using the interest method. Income is recognized on the accrual basis. Realized investment gains and losses are recorded as income when the securities are sold on the specific identification basis.

Amortized cost for mortgage-backed securities is calculated using the interest method including anticipated prepayments at the date of purchase. Significant changes in estimated cash flow from the original purchase assumptions are accounted for using the composite method.

Equity securities are carried at fair value with the change in unrealized investment gains or losses credited or charged directly to stockholders' equity, net of applicable deferred income taxes. Short-term investments are carried at cost, which approximates fair value.

     Premiums and Other Receivables
Premiums are recognized as revenue ratably over the terms of the respective policies. Unearned premiums are calculated on the semi-monthly pro rata basis. Management has established an allowance for doubtful accounts of $522,000 and $481,000 for 1996 and 1995, respectively, on premium receivables, which allowance management believes is adequate to cover uncollectible account balances.

     Policy Acquisition Costs
Policy acquisition costs such as commissions, salaries, premium taxes and certain other underwriting expenses, which vary with and are directly related to the production of business, are deferred and amortized over the effective period of the related insurance policies. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and loss adjustment expenses and certain other costs expected to be incurred as the premium is earned.

     Losses and Loss Adjustment Expenses
The liability for losses and loss adjustment expenses represents estimates of the ultimate unpaid net cost of all losses incurred. Estimates of unpaid reported losses and related allocated loss adjustment expenses are determined on the basis of claims adjusters' evaluations of individual claims. Estimates of losses and loss adjustment expenses arising from losses incurred but not yet reported are based on selected historical and industry data. Such estimates are not discounted and may be more or less than the amounts ultimately paid when the claims are settled. These estimates are periodically reviewed and adjusted as necessary; such adjustments are reflected in current operations.

     Fair Values of Financial Instruments

The Company uses the following methods or assumptions in estimating fair value disclosures as reported in the balance sheet:

Investment Securities: Fair values are based on quoted market prices or on quoted market prices of comparable instruments or values obtained from independent pricing services.

Premium and Reinsurance Receivables and Payables: The carrying amounts reported in the balance sheet for these instruments approximate their fair value.

Debt and Capitalized Lease: Fair value is based upon the present value of the underlying cash flows discounted at the Company's incremental borrowing rate. The carrying amounts reported in the balance sheet approximate fair value.

Options: Fair value was estimated on the grant date using the Black-Scholes option pricing model. The model assumes the following: annual dividend rate of 1.20% and 1.50% for 1996 and 1995, respectively; and for both years: risk free interest rates of 6.80%, expected lives of 2.5 years and volatility of 30%.

     Reinsurance
In the ordinary course of business, the Company reinsures certain risks, generally on an excess of loss basis with other insurance companies which principally are rated A+ or higher by A.M. Best. Such reinsurance arrangements serve to limit the Company's maximum loss. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liabilities arising from the reinsured policies and incurred but not reported losses.

     Capitalized Lease
The capitalized lease is carried at cost less accumulated amortization. Amortization is calculated on the straight line basis over 20 years, which represents the term of the mortgage on the office space which the Company rents from a related party (See Note 3).

     Income Tax
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date.

Note 2 - Earnings Per Share and Retroactive Adjustment for Stock Split

1996, 1995 and 1994 earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding during the year. All per share calculations and stock options disclosure presented have been adjusted retroactively to reflect a three-for-two stock split declared in January, 1997. The stock options described in Note 12 have no material dilutive effect on earnings per common share amounts in any of the periods presented. Shares outstanding at December 31, 1996 have been restated to reflect the stock split.

Note 3 - Transactions with Affiliates

Penn-America leases its home office facility from the controlling shareholder of Penn Independent. The lease is accounted for as a capitalized lease. The amount of property capitalized, $2,440,000 and $2,198,000 is presented net of accumulated amortization of $490,000 and $412,000 as of December 31, 1996 and 1995, respectively. Amortization expense was $78,000, $51,000 and $31,000 for 1996, 1995, and 1994, respectively. Penn Independent and its subsidiaries also lease a portion of the building in which Penn-America's home office facility is located. Management believes that the lease terms are at market terms.

Penn Independent provides Penn-America with management and other services which amounted to $342,000, $455,000, and $552,000, in 1996, 1995 and 1994
respectively. Such amounts are based on allocations of estimated costs.

All costs incurred by Penn Independent on behalf of Penn-America have been allocated to Penn-America and are reflected in the financial statements. Management believes that the methods used to allocate such costs are reasonable, and that Penn-America's expenses on a stand-alone basis would not be materially different.

Premiums written resulting from transactions with insurance agency affiliates of Penn Independent approximated $3,880,000 in 1996, $3,621,000 in 1995 and $3,182,000 in 1994. Commissions paid to such affiliates were $888,000 in 1996, $775,000 in 1995 and $663,000 in 1994. Amounts receivable from affiliates approximated $334,000 in 1996 and $516,000 in 1995.

The note receivable from affiliate is due from Penn Independent Financial Services, Inc., a premium finance company and wholly-owned subsidiary of Penn Independent. The note is due on October 31, 1997, bearing interest at prime, plus one-quarter percent and is secured by a first lien on certain insurance premium receivables of Penn Independent Financial Services, Inc. The outstanding balances as of December 31, 1996 and 1995 are $275,000 and $400,000 respectively.

Note 4 - Investments

The Company invests primarily in investment grade fixed maturities, substantially all of which are rated "A" or higher by Standard & Poor's Corporation. The cost, gross unrealized gains and losses and fair values of investments are as follows:

                                        December 31, 1996
                                                       Gross         Gross
                                                  Unrealized    Unrealized          Fair
(in thousands)                          Cost (1)       Gains        Losses         Value
Fixed maturities:
    Available for sale
      U.S. Treasury securities and
        obligations of U.S.
        government agencies             $ 20,767     $     90     $   (354)     $ 20,503
    Corporate securities                  16,053          189          (75)       16,167
    Mortgage-backed securities             8,376           96         (191)        8,281
    Public utilities                       4,048            0          (45)        4,003
                                        --------     --------     --------      --------
    Totals                                49,244          375         (665)       48,954
                                        --------     --------     --------      --------
    Held to maturity
      U.S. Treasury securities and
        obligations of U.S.
        government agencies               28,727          141         (183)       28,685
    Corporate securities                   9,294           54          (82)        9,266
    Public utilities                       6,056           10          (56)        6,010
    Other securities                         150            0            0           150
                                        --------     --------     --------      --------
    Totals                                44,227          205         (321)       44,111
                                        --------     --------     --------      --------

    Total fixed maturity securities       93,471          580         (986)       93,065
                                        --------     --------     --------      --------

Equity securities:                        10,597        1,857          (64)       12,390
Short-term investments:                    7,000            0            0         7,000
                                        --------     --------     --------      --------

    Total investments                   $111,068     $  2,437     $ (1,050)     $112,455
                                        ========     ========     ========      ========

                                    December 31, 1995
                                                    Gross        Gross
                                               Unrealized   Unrealized        Fair
(in thousands)                       Cost (1)       Gains       Losses       Value
Fixed maturities:
   Available for sale
     U.S. Treasury securities and
       obligations of U.S.
       government agencies            $19,903     $   262     $   (49)     $20,116
   Corporate securities                13,051         405         (30)      13,426
   Mortgage-backed securities           7,963          48        (329)       7,682
   Public utilities                     2,031          26          --        2,057
                                      -------     -------     -------      -------
   Totals                              42,948         741        (408)      43,281
                                      -------     -------     -------      -------
Held to maturity
   U.S. Treasury securities and
     obligations of U.S.
     government agencies               18,755         376         (38)      19,093
   Corporate securities                10,322         212         (32)      10,502
   Public utilities                     5,049          20          (2)       5,067
   Other securities                       150          --          --          150
                                      -------     -------     -------      -------
   Totals                              34,276         608         (72)      34,812
                                      -------     -------     -------      -------

Total fixed maturity securities        77,224       1,349        (480)      78,093
                                      -------     -------     -------      -------

Equity securities:                      8,726       1,987         (46)      10,667
Short-term investments:                 7,000          --          --        7,000
                                      -------     -------     -------      -------

Total investments                     $92,950     $ 3,336     $  (526)     $95,760
                                      =======     =======     =======      =======

(1)  Adjusted for amortization of fixed maturities.

Fixed maturities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                      Available for Sale            Held to Maturity
                                  Amortized           Fair      Amortized           Fair
(in thousands)                         Cost          Value           Cost          Value
Due in one year or less             $ 2,000        $ 2,004        $ 4,264        $ 4,270
Due after one year through
  five years                         13,282         13,378         23,626         23,734
Due after five years through
  ten years                          18,568         18,426         12,322         12,172
Due after ten years                   7,018          6,865          4,015          3,935
Mortgage-backed securities            8,376          8,281              0              0
                                    -------        -------        -------        -------
Total                               $49,244        $48,954        $44,227        $44,111
                                    =======        =======        =======        =======

A summary of net investment income is as follows:

                                       Year ended December 31,
(in thousands)                            1996         1995         1994

Interest on fixed maturities           $ 6,108      $ 4,615      $ 3,294
Dividends on equity securities             691          533          564
Interest on short-term investments         380          291          139
Other                                       61           42           35
                                       -------      -------      -------
Total investment income                  7,240        5,481        4,032
Less investment expense                   (535)        (414)        (397)
                                       -------      -------      -------
Net investment income                  $ 6,705      $ 5,067      $ 3,635
                                       =======      =======      =======

There are no investments in fixed maturity securities that have been non-income-producing during 1996, 1995 or 1994. Realized pre-tax gains (losses) on the sale of investments are as follows:

                                         Year ended December 31,
(in thousands)                              1996         1995         1994

Fixed maturities available for sale:
Gross realized gains                     $    32      $    13      $    22
Gross realized losses                       (529)        (276)        (186)
                                         -------      -------      -------
Net (losses)                                (497)        (263)        (164)
                                         -------      -------      -------
Equity securities:
Gross realized gains                       1,460        1,656           18
Gross realized losses                        (57)        (114)        (567)
                                         -------      -------      -------
Net gains (losses)                         1,403        1,542         (549)
                                         -------      -------      -------
Total net realized investment
  gains (losses)                         $   906      $ 1,279      $  (713)
                                         =======      =======      =======

Income taxes on net realized investment gains (losses) were $308,000, $435,000 and ($242,000) for 1996, 1995, and 1994, respectively.

The following is a summary of net unrealized appreciation (depreciation) on investments included within stockholders' equity:

                                      1996         1995
Balance, Beginning of year         $ 1,501      $  (701)
                                   -------      -------
Change in unrealized
  appreciation/(depreciation):
   Fixed maturities                   (622)       2,882
   Equity securities                  (148)         455
                                   -------      -------
                                      (770)       3,337
Income tax effect                     (262)       1,135
                                   -------      -------
Net Change                            (508)       2,202
                                   -------      -------
Balance, end of year               $   993      $ 1,501
                                   =======      =======

The amortized cost of fixed maturities on deposit with various regulatory authorities at December 31, 1996 and 1995, amounted to $4,409,000 and $4,415,000 respectively.

Note 5 - Reinsurance

In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risks in various areas of exposure with other insurance enterprises or reinsurers.

Reinsurance contracts do not relieve the Company of its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Allowances have been established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 1996, reinsurance recoverables and prepaid reinsurance premiums associated with the two major reinsurers were: General Reinsurance Corporation, $9,053,000 and National Reinsurance Corporation, $6,007,000.

Premiums written and earned consisted of the following:

                            Year ended December 31,
(in thousands)                 1996        1995        1994

Premiums written
   Direct                   $80,496     $66,953     $53,926
   Ceded                      7,027       5,667       5,583
                            -------     -------     -------
     Net of reinsurance     $73,469     $61,286     $48,343
                            =======     =======     =======

Premiums earned
   Direct                   $75,876     $63,005     $45,698
   Ceded                      6,795       5,777       5,713
                            -------     -------     -------
     Net of reinsurance     $69,081     $57,228     $39,985
                            =======     =======     =======

Recoveries recognized under reinsurance contracts were as follows:

        1996                  $8,530,000
        1995                  $8,148,000
        1994                  $5,280,000

Note 6 - Capitalized Lease Obligations

Capitalized lease obligations of $2,030,000 and $1,890,000 at December 31, 1996 and 1995, respectively, represented lease obligations arising under the home office facility lease (see Note 3). Interest is payable at 8.5% on the outstanding principal balance. Capital lease and capital lease obligations on the balance sheet increased $242,000 in 1996 and $1,551,000 in 1995 due to the Company leasing additional office space and entering into a new five year lease. This transaction was accounted for as a non-cash transaction. Future minimum lease payments as of December 31, 1996 are as follows:

1997                               $260
1998                                260
1999                                260
2000                                260
2001                                260
Thereafter                        2,206
                                 ------
Total Minimum Obligations         3,506
                                 ------
Less Interest                    (1,476)
                                 ------
        Total                    $ 2030
                                 ======

Note 7 - Unpaid Adjustment Expenses

Activity in liability for unpaid losses and loss adjustment expenses is summarized as follows:

(in thousands)                                1996          1995          1994

Balance as of January 1                   $ 60,139      $ 44,796      $ 33,314
        Less reinsurance recoverables       13,627         9,489         6,484
                                          --------      --------      --------

Net Balance at January 1                    46,512        35,307        26,830
                                          --------      --------      --------

Incurred related to:
        Current year                        44,096        37,541        27,788
        Prior years                           (804)       (1,706)       (2,933)
                                          --------      --------      --------
        Total Incurred                      43,292        35,835        24,855
                                          --------      --------      --------

Paid related to:
        Current year                        16,940        12,247         9,525
        Prior years                         17,208        12,383         6,853
                                          --------      --------      --------
Total paid                                  34,148        24,630        16,378
                                          --------      --------      --------

Net balance at December 31                  55,656        46,512        35,307
Plus reinsurance recoverables               15,072        13,627         9,489
                                          --------      --------      --------

Balance as of December 31                 $ 70,728      $ 60,139      $ 44,796
                                          ========      ========      ========

As a result of changes in estimates of insured events in prior years, the provision for losses and loss adjustment expenses decreased $804 thousand in 1996, $1.7 million in 1995 and $2.9 million in 1994 primarily due to generally favorable experience in the automobile and commercial lines in 1996 and the commercial lines of business in 1995 and 1994.

Note 8 - Income Tax

The components of income tax expense are as follows:

(in thousands)               1996         1995         1994

Current                   $ 3,391      $ 3,378      $ 1,556
Deferred (benefit)             (2)        (497)          23
                          -------      -------      -------
                Total     $ 3,389      $ 2,881      $ 1,579
                          =======      =======      =======

The actual income tax rate differed from the statutory income tax rate applicable to income before income taxes as follows:

                                          1996         1995         1994

Statutory income tax rate                 34.0%        34.0%        34.0%
Tax-exempt interest and dividends
   received deduction                     (1.4)        (1.3)        (2.1)
Other                                       --         (0.4)        (0.3)
                                          ----         ----         ----
                                          32.6%        32.3%        31.6%
                                          ====         ====         ====

The tax effects of temporary differences that result in a net deferred tax asset as of December 31 are summarized as follows:

(in thousands)                               1996       1995

Assets
   Effect of discounting unpaid losses
     and loss adjustment expenses          $2,906     $2,600
   Excess of tax over financial
     reporting of earned premium            1,917      1,619
   Other, net                                 383        482
                                           ------     ------
   Total assets                             5,206     $4,701
                                           ------     ------

Liabilities
   Deferred policy acquisition costs,
     deductible for tax                     2,459      1,944
   Unrealized investment gains                512        773
   Other, net                                  24         37
                                           ------     ------
   Total liabilities                        2,995      2,754
                                           ------     ------

Net deferred tax asset                     $2,211     $1,947
                                           ======     ======

The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax asset and, therefore, no such valuation allowance has been established as of December 31, 1996 and 1995.

Note 9 - Debt

During December 1996, the Company repaid $1 million on the outstanding principal of the $10 million borrowed in 1995. The loan is secured by the common stock of Penn-America and matures on December 31, 2000. The interest rate is the LIBOR rate plus a factor which can vary between 100 to 225 basis points and was 6.59% and 7.05% at December 31, 1996 and 1995 respectively. Total interest expense on the long-term borrowing for 1996 and 1995 was $721,000 and $26,000, respectively. The terms of the agreement contain various covenants, including the maintenance by Penn-America of certain net worth requirements and leverage and liquidity ratios. None of these covenants negatively impact the Company's liquidity or capital resources at this time. The outstanding balance at December 31, 1996 and 1995 is $9,000,000 and $10,000,000 respectively.

The principal repayment period is as follows:

1997                     $1,000,000
1998                      2,000,000
1999                      3,000,000
2000                      3,000,000

Note 10 - Stockholders' Equity

A source of cash to use for the payment of dividends to the Company's stockholders is dividends from Penn-America. Penn-America is required by law to maintain a certain minimum surplus on a statutory basis and is subject to risk-based capital requirements and regulations under which payment of a dividend from statutory surplus may require prior approval of the Pennsylvania and California regulatory authorities. The maximum dividend that may be paid by Penn-America to the Company without prior approval of regulatory authorities in 1997 is $6,262,000.

The National Association of Insurance Commissioners has adopted risk-based capital (RBC) requirements for property and casualty insurance companies. This requirement may further impact the payment of dividends to the stockholders. At December 31, 1996 and 1995, the Company's actual RBC exceeds minimum requirements; therefore, there are no further restrictions on the payment of dividends.

The following table reconciles surplus and net earnings of Penn-America as determined in accordance with accounting practices prescribed or permitted by the insurance regulatory authorities to stockholders' equity and net earnings of the Company calculated in accordance with generally accepted accounting principles (GAAP) as reported herein:

                                            As of December 31,
(in thousands)                                  1996         1995         1994

Statutory surplus as regards
  policyholders                             $ 41,665     $ 39,118     $ 25,677
Deferred policy acquisition costs              7,231        5,716        4,821
Deferred income tax                            2,214        1,955        2,609
Unrealized investment gains (losses)
  on fixed maturities available for sale        (289)         334       (2,548)
Capital lease, net                               (80)        (104)        (127)
Provision for unauthorized reinsurance            57           49           48
Non-admitted assets                              589          287          209
Other liabilities                                (95)        (295)        (395)
Provision for uncollectible accounts            (622)        (705)        (611)
Holding company                               (8,333)     (10,105)      (1,317)
                                            --------     --------     --------
    GAAP stockholders' equity               $ 42,337     $ 36,250     $ 28,366
                                            ========     ========     ========

                                         As of December 31,
(in thousands)                              1996         1995         1994
Statutory net income                     $ 6,262        5,364          645
Deferred acquisition costs                 1,515          895        2,440
Deferred income tax                           (2)         476          (23)
Allowance for uncollectible accounts          84          (90)         733
Capital lease                                 24           23           --
Other, net                                   201           98           --
Holding company                           (1,091)        (740)        (384)
                                         -------      -------      -------
   GAAP net earnings                     $ 6,993      $ 6,026      $ 3,411
                                         =======      =======      =======

Note 11 - Profit-Sharing Plans

Penn-America participates in a profit-sharing and 401-k plan with Penn Independent covering qualified employees. Penn-America's contributions under the 401-k plan were $51,000, $28,000 and $21,000 for 1996, 1995, and 1994, respectively. There were no profit-sharing distributions in 1996, 1995 and 1994.

Note 12 - Stock Incentive Plans

(Retroactively adjusted for three-for-two split declared on January 29, 1997) Stock options: In August, 1993, the Company adopted a Stock Incentive Plan (the "Plan"). The purpose of the Plan is to enable officers, key employees, directors, consultants and advisors, and service providers of the Company and its affiliates (as defined in the Plan), to participate in the Company's future and to enable the Company to attract and retain these persons by offering them proprietary interests in the Company. The Plan authorizes the issuance of up to 525,000 shares of Common stock pursuant to the exercise of stock options or the award of restricted stock.

Options are exercisable according to the various terms under which they were granted varying from one year after date of grant to 10 years. All options are subject in general to earlier termination if the optionee leaves the employ of the Company.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date consistent with FASB Statement No. 123, the effect on the Company's net income and earnings per share would have been immaterial. While the effect on net income for 1996 and 1995 was immaterial for those years, this may not be representative of the effects on net income for future years.

Information regarding the Company's stock option plan is summarized below:

                                          1996      1995     1994
                                             Shares (in 000's)

Outstanding at beginning of the year
   (weighted average price of $5.86,
   $5.89 and $6.00) in 1996, 1995 and
   1994, respectively                       383       353      330
Granted (at $8.83, $5.42 and
   $4.33 per share)                          30        30       23
Exercised (at $6.00 per share)               (8)
Forfeited
                                          -----     -----    -----
Outstanding at end of year                  405       383      353
   (average price of $6.07, $5.86         =====     =====    =====
   and 5.89 per share)
Options exercisable year-end                279       119       48
                                          =====     =====    =====

Weighted average fair value
   of options granted during the year     $3.07     $1.83    $1.71
                                          =====     =====    =====

The following summarizes stock options outstanding at December 31 1996:

                       Options Outstanding            Options Exercisable
                                    Weighted
                       Number        Average   Weighted        Number   Weighted
                  Outstanding      Remaining    Average   Exercisable    Average
                     12/31/96     Contactual   Exercise      12/31/96   Exercise
Exercise Prices     (in 000's)   Life (Years)     Price     (in 000's)     Price
$4.33                  22.5          3.4         $4.33         22.5       $4.33
 5.42                  30.0          4.4          5.42         30.0        5.42
 6.00                 322.5          9.6          6.00        226.5        6.00
 8.83                  30.0          5.4          8.83           --        8.83
----------------------------------------         ------------------------------
$4.33 to $8.83        405.0          8.6         $6.07        279.0       $5.80
========================================         ==============================

The Company also awarded at the initial public offering in October, 1993, to certain employees 45,000 shares of restricted stock having an approximate value of $270,000. Such shares are held by the Company and released to the grantees at the rate of 20% per year provided that the grantee is still employed by the Company or its affiliates. The Company charged $54,000 to compensation expense relating to these awards for each of the years 1996, 1995 and 1994. During 1996, 1995 and 1994, 9,000 shares each year of the restricted stock were released to the applicable employees as provided by the provisions of the grant.

Executive incentive compensation plan: During 1995, the Board of Directors of the Company adopted an Executive incentive compensation plan which provides up to 75,000 shares, over the life of the Plan, to be granted to key officers, executives and employees of the Company and its subsidiary. During 1996, 7,229 shares were distributed in accordance with the Plan's provision for fiscal year 1995 and during 1997, 7,535 shares will be distributed for fiscal year-ended 1996.

The shares issued under this Plan are valued at the fair market value of the stock at the close of business at the end of each fiscal year, and are issued in the subsequent year, subject to the Board's approval and attainment of corporate objectives.

Agents' contingent commission plan: During 1995, the agents' contingent commission plan was modified to provide that at least one -third (1/3) of the contingent commission award would be given in stock of the Company. Up to 75,000 shares of the Company's stock were authorized for issuance under this Plan. Agents' stock awards for the 1995 year which were issued in May of 1996 amounted to 16,403 shares. The awards for the 1996 year will not be determined until March of 1997.

Note 13 - Commitments and Contingencies

The Company's insurance subsidiary is subject to routine legal proceedings in connection with its property and casualty insurance business. Neither the Company nor its subsidiary is involved in any pending or threatened legal or administrative proceedings which management believes might have a material adverse effect on the company's financial condition or results of operations.

The Company leases various computer equipment for use by its insurance subsidiary. These leases have lease terms primarily expiring in less than a three-year period. Rental expense for these operating leases were $485,000, $382,000 and $246,000 for the years ended December 31, 1996, 1995 and 1994.

At December 31, 1996, the future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year were: 1997, $389,000 1998, $327,000, and 1999, $154,000.

Note 14 - Unaudited - Quarterly Results of Operations for 1996 and 1995

(Adjusted for retroactive effect of three-for-two stock split declared January 29, 1997)

(in thousands, except per share data)

                                    1996
                                    First       Second      Third       Fourth      Total
Revenues                            $17,244     $18,214     $19,757     $21,477     $76,692
Losses and expenses                  15,118      15,886      17,040      18,266      66,310
Net earnings                          1,429       1,572       1,830       2,162       6,993
Earnings per share                      .21         .24         .28         .32        1.05

                                    1995
                                    First       Second      Third       Fourth      Total

Revenues                            $14,821     $15,181     $16,711     $16,861     $63,574
Losses and expenses                  13,108      13,228      13,997      14,334      54,667
Net earnings                          1,156       1,307       1,868       1,695       6,026
Earnings per share                      .17         .20         .28         .26         .91

Independent Auditors' Report

The Board of DirectorsPenn-America Group, Inc.:

We have audited the accompanying consolidated balance sheets of Penn-America Group, Inc. and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Penn-America Group, Inc. and Subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP
January 29, 1997

Stockholders', Board of Directors and Management Information

     Annual Meeting

The Annual Stockholders' Meeting will be held in our home office on May 14, 1997 at 10:00 A.M.

     Stockholder Relations, Form 10-K

The Company's Form 10-K has been filed with the Securities and Exchange Commission. A copy of the Form 10-K and interim reports are available to stockholders without charge from the Investor Relations Department at (215) 443-3656.

     Corporate Headquarters
420 South York Road
Hatboro PA 19040-3949
(215) 443-3600
Investor Relations E-mail: inrelat@paic.mhs.compuserve.com
Web page: www.penn-america.com

     Market and Common Stock Information
The Company's common stock trades on the NASDAQ stock market under the symbol "PAGI." As of January 31, 1997 there were 155 holders of record of the Company's common stock (counting all shares held in nominee registration as one stockholder.) The Company's common stock commenced trading on NASDAQ on October 28, 1993, following the Company's initial public offering of its common stock. The high and low sales price of the common stock, as reported by the National Association of Securities Dealers, were as follows:

(adjusted for the retroactive effect of three-for-two stock split declared January 29,1997)

                         1996
Quarter                  High                  Low
First                    $10.33                $8.50
Second                    11.16                 8.92
Third                     11.16                 9.67
Fourth                    11.16                10.75

                         1995
Quarter                  High                  Low
First                    $5.17                 $4.33
Second                    6.50                  4.67
Third                     7.67                  6.33
Fourth                    9.67                  7.00


     Auditors
KPMG Peat Marwick LLP
1600 Market Street
Philadelphia PA 19103

     Consulting Actuary
Ronald T. Kuehn
Ernst & Young LLP
Two Commerce Square
STE 4000
2001 Market Street
Philadelphia PA 19103

     Registrar and Transfer Agency
First City Transfer Company
111 Wood Avenue South
Suite 200
Iselin, New Jersey 08830

Stockholder Inquiries: (908) 205-4545

     Corporate Communications Consultant
David Kirk, APR
127 Gateshead Way
Phoenixville PA 19460-1048
(610) 792-3329

     Principal Officers Penn-America Group, Inc.

Jon S. Saltzman
     President and Chief Executive Officer

Rosemary R. Ferrero, CPA
     Vice President - Finance
     Secretary and Treasurer

     Principal Officers
     Penn-America Insurance Company

Jon S. Saltzman
     President and Chief Executive Officer

John M. DiBiasi, CPCU
     Executive Vice President - Underwriting and Marketing

Rosemary R. Ferrero, CPA
     Vice President - Secretary and Chief Financial Officer

J. Ransley Lennon
     Vice President
     Information Systems

Thomas J. Reed
     Senior Vice President - Claims

     Board of Directors
     Penn-America Group, Inc.

Irvin Saltzman
     Chairman of the Board of Directors

Jon S. Saltzman
     President and Chief Executive Officer
     Director

James E. Heerin, Jr.
     Vice President and General Counsel
     Penn Independent Corporation
     Director

Robert A. Lear
     President
     Penn Independent Corporation
     Director

David P. Cohen
     President
     Athena Capital Management
     Director

M. Moshe Porat, Ph.D., CPCU
     Dean
     School of Business and Management
     Temple University
     Director

Jami Saltzman-Levy
     Vice President - Human Resources
     Penn Independent Corporation
     Director

Lawrence J. Schoenberg
     Private Investor
     Director

Charles Ellman
     Retired
     Director



Design: Malish Design Ltd. Photography: Michael Ahearn, Illustration: Adam Niklewicz, Barton Stabler/SIS