Form 10-K, Exhibit 13
period 1997-12-31
PENN AMERICA GROUP INC
filed 1998-03-27
CIK 910110

Penn-America Group, Inc.

                                      1997

                                     Annual

                                     Report

     Penn-America at a Glance
     Penn-America Group, Inc. (NASDAQ: PAGI) is an insurance holding company that grew from a family-owned agency which celebrated its 50th anniversary in 1996. Today, the second generation of the family which founded Penn-America owns about one-third of its shares and a family member still leads the company.

     Since its initial public offering in October 1993, the company has returned 17 consecutive profitable quarters and $2.4 million in dividends to its stockholders. It is growing, profitably, at a compound average of 31% each year, far outpacing the typical 3%-5% growth of the insurance industry. Two shares of Penn-America stock purchased in 1993 for $18 are now three shares worth about $60.

     Unlike most insurance companies, Penn-America makes a profit in its basic business -- underwriting the insurance products that entrepreneurs and individuals in the cities and towns of Main Street America must have to operate their businesses and vehicles. Through Penn-America Insurance Company and Penn-Star Insurance Company, the company provides commercial property, general liability, commercial multi-peril, non-standard personal and commercial automobile insurance in small rural and suburban markets. In these markets, all across the nation, the demand for the uncomplicated, small-premium insurance products Penn-America sells is constant but the supply is dwindling. This is a simple formula for profitable growth.

     As Investor's Business Daily explained(1), "The larger the corporation, the less inclined it is to stoop and pick up loose change. Multibillion-dollar insurance behemoths leave loose change aplenty for nimble companies like Penn-America." Penn-America has capitalized on a remarkable, profitable distribution system for serving these markets, left behind by larger "name brand" insurers.

     Penn-America distributes its insurance products in all 51 U.S. jurisdictions exclusively through 55 wholesale general insurance agents with whom the company has unique and enduring relationships. These agents -- most of them stockholders -- live and work in the communities they serve. They, in turn, supply some 25,000 retail insurance brokers who, like them, are entrepreneurs, serving the people the company insures. By listening attentively to its agents and responding rapidly to the local opportunities they uncover, Penn-America consistently ranks highly among all other companies with which its agents do business, both in preference and sales volume.

     Penn-America, located in Hatboro, PA, a small town near Philadelphia, is rated "A" (Excellent) by A.M. Best Company.

     Penn-America's Commitments:
     *    Make a profit in our basic business: underwriting insurance;
     *    Be the best, as defined by our agents, at what we do in our markets;
     * Maintain our reputation as the company that provides the best, most responsive service to its agents, bar none;
     * Be number one in premium dollar volume in each of our agents' offices, for the products we sell;
     *    Return exceptional value for our stockholders' investments;
     *    Practice the corporate values in which we believe.

1 Investor's Business Daily, Thursday, August 7, 1997

Contents
-----------------------------------------------------------
President's Message to Stockholders                       1
-----------------------------------------------------------
Financial Review                                          8
-----------------------------------------------------------
Management's Discussion and Analysis
of Financial Condition and Results
of Operations                                             9
-----------------------------------------------------------
Consolidated Balance Sheets -
December 31, 1997 and 1996                               16
-----------------------------------------------------------
Consolidated Statements of Earnings -
Years ended December 31, 1997, 1996and 1995              17
-----------------------------------------------------------
Consolidated Statements of Stockholders' Equity -
Years ended December 31, 1997, 1996 and 1995             18
-----------------------------------------------------------
Consolidated Statements of Cash Flows -
Years ended December 31, 1997, 1996 and 1995             19
-----------------------------------------------------------
Notes to Consolidated Financial Statements               20
-----------------------------------------------------------
Stockholders, Board of Directors and
Management Information                     Inside Back Cover
-----------------------------------------------------------
Safe Harbor Statement                      Inside Back Cover
-----------------------------------------------------------






Financial Highlights

Exchange/Symbol NASDAQ/PAGI
Shares Outstanding                              9,883,384
Closing Price                                   $ 20.50
52-week Range                                   $ 21.75-$10.33
Market  Capitalization                          $ 203 million
Price/Book Ratio                                2.08x
Stockholders'  Equity                           $ 97.3 million
Book Value Per Share                            $ 9.85
Net Operating Earnings Per Share
  Basic                                         $ 1.08
  Diluted                                       $ 1.07
Net Earnings Per Share
  Basic                                         $ 1.19
  Diluted                                       $ 1.17
Price/Earnings Ratio
  Basic                                         17.2x
  Diluted                                       17.5x
Dividends Per Share                             $ 0.16 annual
Dividend Yield                                  0.8%

All figures as of 12/31/97

[GRAPHIC OMITTED - BAR CHART OF NET EARNINGS FOR 1993-1997]

[GRAPHIC OMITTED - BAR CHART OF STOCKHOLDERS' EQUITY FOR 1993-1997]

[GRAPHIC OMITTED - BAR CHART OF NET OPERATING EARNINGS FOR 1993-1997]

[GRAPHIC OMITTED - BAR CHART OF GROSS WRITTEN PREMIUMS FOR 1993-1997]

(Dollars in Millions)

                         Our Values Create The Value

                         The Hatboro Creed:

                         We believe in . . .
                         Communication;
                         Accountability and Responsibility;
                         Bureaucracy Bashing;
                         Change;
                         Consistency; and
                         The Future.

     In a year marked by change, nothing fundamental has changed at Penn-America. While 1997 was the most newsworthy of our four years as a publicly-traded company, we continued to return uncommon value to our stockholders by adhering to common values that remain constant. These simple principles, illustrated throughout this report, are at the very heart of our success. We call them, together, The Hatboro Creed.

     Before vision statements and core values became the common coinage in the realm of Corporate America, these words have been the medium of daily exchange at Penn-America. The Hatboro Creed is not and never will become a mere slogan. The fact is that there are no more important events on my calendar than the personal meetings I have with every new employee of Penn-America, to explain these principles of our business.

     By practicing these simple values, we do very ordinary things every day that make an astounding difference in our success as a company. We are still a small company of about 100 people who never forget that we are providing a vital service to other folks, a service on which depends their businesses, livelihoods, security and peace of mind. Our customers remind us of this every day.

     Thats why in this, the most public forum I have each year, I want first to focus attention on how we produced the results that grabbed the headlines in such respected media as the Philadelphia Inquirer and Investors Business Daily: we practice our simple Creed. If youve come to these pages to discover what makes this company tick, youve just learned all you really need to know about Penn-America.

     I've left the job of illustrating the tenets of our Creed to the six customers who appear throughout this report. After all, they and 49 others like them are why all of us here in Hatboro, Pennsylvania come to work each day. When they speak, we listen.

     By asking our agents to speak about these values, I am allowed the pleasure and the platform to share with you how practicing our values produced extraordinary value for our stockholders, in a year marked by significant events:

* In January, we announced a three-for-two stock split, in the form of a 50% stock dividend. This was the first step we took during 1997 to improve our liquidity, to expand our base of ownership and to return value to our stockholders. During that month, we also reported that, for 1996, our net earning from operations had grown by 23.4%;

* In March, we created a new subsidiary of Penn-America Insurance Company, Penn-Star Insurance Company, capitalized by an initial $15 million contribution from its parent and an additional $15 million infusion from our secondary stock offering in July. Penn-Star was formed initially to give us greater flexibility in the rapidly growing part of our business represented by non-standard automobile insurance. (By years end, this part of our insurance business represented 34.3% of our gross written premiums, having grown 64.8% in volume since 1996.) Weve since expanded Penn-Stars mission to provide us with the same flexibility on the commercial side of our business. With two chartered insurance companies, we now can choose on a state-by-state basis which subsidiary will act as an admitted carrier and which as a non-admitted carrier, to best use our resources within 51 very different regulatory environments;

* In April, we focused special attention on our investment portfolio, one of the means by which we create value from the capital provided by our policyholders and our stockholders. We appointed New England Asset Management, Inc. (NEAM), a subsidiary of General Reinsurance (GenRe), to manage the fixed income portion of our investment portfolio, which totaled more than $136 million at year-end. NEAM, a leader in its industry, has more than $10 billion in insurance company assets under management. We also reported that month net operating earnings for the first quarter of 1997 that were up by 23.7%;

* In May, our Board of Directors welcomed former U.S. Senator Paul Simon and investment management executive Thomas M. Spiro to its ranks. Their presence acknowledges the growing stature Penn-America enjoys in the national business and investment communities. Both have and will continue to make important contributions to the company;

* In June our rating of A (Excellent) was re-affirmed by A.M. Best Company, the independent insurance rating firm. In the same month a new executive joined us, David Taylor, CPCU, CIC, as senior vice president of our personal lines business;

* In July, we completed a secondary stock offering of 4.025 million shares of common stock, 3.025 million offered by the company and 1 million by Penn-Independent Corporation, our largest stockholder. Perhaps nothing that occurred during 1997 changed Penn-America so significantly. For example, this significant improvement in our liquidity encouraged numerous institutions to invest in Penn-America, shifting our institutional ownership from 18% to 60%. Yet, as we criss-crossed the country meeting with fund managers, equity analysts and stockholders, we heard over and over again that it is the values we practice that have made us such an attractive investment. Perhaps the most ringing endorsement of our fundamental values was the fact that we had offers to purchase more than 16 million shares, four-times over-subscription. Also in July, we reported that net operating earnings for the second quarter of 1997 had increased by 28.2%;

* During August and September, we undertook an intensive review of the ways in which we use technology to serve all of the customers of Penn-America our agents, employees, the investment community, regulators, vendors, insureds and the community in which we live and work. Seven teams representing all operating areas of the company set-out to better understand each type of customer we serve and to recommend ways in which we could improve our use of sophisticated technologies to better serve those needs. The teams made more than 50 specific recommendations which are now being implemented throughout the company. Much to my delight, the high value we place on bureaucracy bashing was demonstrated throughout the process, as teams identified forms, procedures and processes that could be simplified or eliminated without fanfare;

* By October, we had solved The Year 2000 Problem, completing our examination of millions of lines of computer code, making and testing all the changes necessary to ensure that the information we maintain will move seamlessly into the next century. Also in October, two respected regional publications, the Philadelphia Inquirer and the Philadelphia Business Journal again recognized Penn-Americas growing status in our own hometown and in the business community. In a major feature article, the Inquirer cleverly captured our strategy with the headline, Local Insurer Turns Leftovers from Big Names into Banquet. The Business Journal flattered me personally by including me among the 40 Under 40 leaders of our local business community. In this month, we reported that net operating earnings for the third quarter had increased by 35.3%;

* During November, we completed a significant upgrade to the computer and communication backbone of the company to support growing internal and external demands for the use of Intranet and Internet technologies. This included numerous changes and upgrades to allow us to expand our Internet-based services to our agents while ensuring complete integrity of our network security. Earlier in the year, we had completed a company-wide hardware and software upgrade, putting leading edge systems on the desks of virtually every employee. Also in November, we began to rebuild our presence on the World Wide Web at www.penn-america.com, including testing new functions that will allow our agents to obtain detailed, personalized information about their businesses with us. As these capabilities expand during the next several years, we expect to achieve savings in the costs associated with previous paper-based methods of exchanging information;

* In December, we further expanded our package insurance products lines, which we introduced early in the year with our equipment breakdown coverage, which protects insureds from often-overlooked risk exposures such as the loss of the use of key business equipment due to mechanical failure. Just before year-end, we added both business automobile and umbrella coverages as options for the hundreds of small businesses we already serve on Main Streets throughout the country florists, garage owners, artisans and restaurants.

     The year included a very sad time for us, too. Late in October, we mourned the untimely death of my friend, Tom Reed, our senior vice president of Claims. All of us have too few friends on this earth to be able to afford the loss of a single one. With Toms passing, we have lost a dear friend and colleague.

     Our agents are the reason why we practice the values in our Creed. Our close-in, responsive relationships with our agents, at every level of their businesses and ours, distinguishes us and them from the rest of the marketplace. For example, our agents front line underwriting personnel told us this year, in our annual survey, that they rate our service as a 6.3 on a scale of 1 (awful) to 7 (excellent). We wont rest until we have expanded the scale.

In dealing with our agents, we do and will always adhere to these fundamentals:

* Agents deserve and receive prompt answers when they submit risks to our underwriters, whether the answer is yes or no;
* When agents ask us to adapt to changes in their markets, we do so by adding new coverages or refining our programs to help them penetrate profitable niches;
* Our agents reputations and business success depend upon how quickly and fairly we settle the claims we receive from the people we insure. We are committed to prompt, fair settlement of claims;

* Our agents count on us, too, to deal closely and responsibly with the regulators in their states so that our products and practices comply fully with the law. They do.

     It is within our relationships with our customers the 55 general agents who distribute our products that we have the opportunity to demonstrate our commitments and our values. Because these relationships are the core of our business, our stockholders frequently ask about the relationships we have. Heres the current line-up:

     During 1997, we added four new agents in Mid-Western and Mountain states for our commercial insurance products and one new agent, in Alabama, for our personal automobile insurance products. This brings the total number of agents to 51 in commercial products and four in personal lines. We serve the entire U.S. with commercial products and five states (Alabama, California, Nevada, South Dakota and Washington) with personal non-standard automobile products.

Our Values Create Bottom Line Value

The sum total of our values, our services and our commitments is measured in the marketplace by a financial scorecard. Our 1997 numbers demonstrate that what we are doing and how we are doing it add up to outstanding results and exceptional value for stockholders:

* Total assets grew 42.0%, from $158.6 million last year to $225.2 million in 1997;
* Gross written premiums rose 30.1%, from $80.5 million in 1996 to $104.7 million in 1997;
* Net written premiums, after reinsurance, increased 31.4%, from $73.5 million in 1996 to $96.6 million in 1997;
* Net premiums earned expanded to $91.6 million, a 32.7% increase compared to 1996;
* Net earnings increased 37.9%, from $7.0 million in 1996 to $9.6 million in 1997;

* Basic net operating earnings per share increased from $0.96 to $1.08 in 1997;
* Consistent with our commitment to make a profit selling insurance, we produced an $8.1 million statutory profit in the past year, a 29.0% increase over the previous years performance. Our statutory combined ratio continued to perform better than our industry overall, at 95.3%;
* Our total investment portfolio increased by 56.0%, from $112.6 million in 1996, to $175.7 million in 1997. Income from these investments increased 37.5%, from $6.7 million in 1996, to $9.2 million, in 1997;
* Net realized capital gains were $864,000 after taxes, or $0.11 per share (basic);
* As of December 31, 1997, 98.5% of our fixed maturity securities (78.6% of the total investment portfolio) were rated A- or better by Standard & Poors;
* During 1997, we distributed $0.16 per share in dividends, $1.3 million, to our stockholders. Because of the three-for-two stock split in early 1997, this represented an effective 50% increase over the dividends per share we paid in 1996.

     This past year was, like each year in the public life of this company, filled with major events and minor miracles, all made possible because we hold fast to a few simple values and keep our eyes on the real game serving our agents. We are thriving because we are helping them to do so. Thats how our values helped us during 1997, to keep our commitment to return exceptional value for our stockholders investments.

Sincerely,

/S/ Jon S. Saltzman
Jon S. Saltzman, President and Chief Executive Officer


Financial Review

Selected Five Year Financial Data
(in thousands, except per share data)                       At or for the Years ended December 31,
                                                      1997         1996         1995         1994          1993
Income statement data
Revenues
  Premiums earned                                   $91,649      $69,081      $57,228      $39,985       $25,961
  Net investment income                               9,218        6,705        5,067        3,635         2,886
  Net realized investment gains (losses)              1,314          906        1,279         (713)          753
  Other income                                          672           --           --           --            --
                                                    -------      -------      -------      -------        ------
        Total revenues                              102,853       76,692       63,574       42,907        29,600
                                                    -------      -------      -------      -------        ------
Losses and expenses
  Losses and loss adjustment expenses                57,728       43,292       35,835       24,855        16,411
  Amortization of deferred policy
     acquisition costs                               24,984       17,785       14,237        9,381         6,146
  Other underwriting expenses                         5,840        4,349        4,356        3,600         3,363
  Interest expense                                      520          884          239           81            57
                                                    -------      -------      -------      -------        ------
        Total losses & expenses                      89,072       66,310       54,667       37,917        25,977
                                                    -------      -------      -------      -------        ------
Earnings before income taxes                         13,781       10,382        8,907        4,990         3,623
Income taxes                                          4,136        3,389        2,881        1,579         1,115
                                                    -------      -------      -------      -------        ------
Net earnings                                         $9,645       $6,993       $6,026       $3,411        $2,508
                                                   ========     ========     ========      =======       =======

Per share data (1) (6)
Basic
  Net operating earnings(3)                           $1.08        $0.96        $0.78        $0.59            --
  Net earnings                                        $1.19        $1.05        $0.91        $0.51         $0.50
  Weighted average shares outstanding                 8,126        6,663        6,645        6,645         4,997
Diluted
  Net operating earnings(3)                           $1.07        $0.95        $0.78        $0.59            --
  Net earnings(2)                                     $1.17        $1.04        $0.91        $0.51         $0.50
  Weighted average shares outstanding                 8,228        6,743        6,655        6,645         4,997
Cash dividends per share(4)                           $0.16        $0.11        $0.06           --         $1.13

Other data
  Gross written premiums                           $104,694      $80,496      $66,953      $53,926       $35,521
  Net written premiums                               96,561       73,469       61,286       48,343        28,494
  Net operating earnings(3)                           8,781        6,395        5,182        3,882         2,011
  Return on average stockholders equity                13.8%        17.8%        18.7%        12.2%         11.4%

GAAP data
  Loss ratio                                           63.0%        62.7%        62.6%        62.2%         63.2%
  Expense ratio                                        33.6         32.0         32.5         32.4          36.6
  Combined ratio                                       96.6%        94.7%        95.1%        94.6%         99.8%

Statutory data
  Policyholders surplus                             $83,459      $41,665      $39,118      $25,677       $25,337
  Loss ratio                                           63.0%        62.7%        62.6%        62.2%         63.2%
  Expense ratio                                        32.3         31.6         30.4         32.3          34.8
                                                    -------      -------      -------      -------        ------
  Combined ratio                                       95.3%        94.3%        93.0%        94.5%         98.0%
                                                   ========     ========     ========      =======       =======
  Property-casualty industry combined ratio (5)       101.1%       105.9%       106.4%       108.3%        106.8%

Balance sheet data (at end of period)
  Cash and investments                             $177,819     $115,550     $100,428      $72,896       $61,764
  Total assets                                      225,157      158,605      137,763      100,112        78,507
  Notes payable                                          --        9,000       10,150        1,350           350
  Total stockholders equity                          97,307       42,337       36,250       28,366        27,380
  Total stockholders equity per share (1)             $9.85        $6.34        $5.46        $4.27         $4.12

(1) Adjusted to reflect a three-for-two split of the Companys common stock effected on March 7, 1997. (2) Net earnings per share for 1993 is pro forma to reflect the economic impact of the dollar amount of a dividend in excess of 1993 net earnings, assuming the dividend had been paid at January 1, 1993, with funds obtained from the sale of shares. Pro forma net earnings per share for 1993 are based upon 4,997,156 shares, which include 4,581,822 weighted average shares outstanding and 415,334 shares assumed to be outstanding since January 1, 1993 at $6.00 per share. (3) Excludes realized investment gains (losses), assuming 34.2% for 1997 and 34% marginal tax rate for all other years. (4) Cash dividends for 1993 reflect an extraordinary dividend of $5,000,000 paid to Penn Independent prior to the Companys IPO in October 1993. (5) Source: For 1997 nine months results, BestWeek P/C, December 29, 1997 edition; 1993 through 1996, Best Aggregates & Averages-Property Casualty. (6) The Company adopted SFAS, 128 retroactively in 1997. (See Note 2)

Managements Discussion and Analysis of Financial Condition and Results of Operations

   The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes included therein. All per share information and share amounts in this annual report have been adjusted to reflect a three-for-two split of the Companys common stock effected on March 7, 1997 and the adoption of FASB 128, Earnings Per Share, which defines the computation, presentation and disclosure requirements for earnings per share
(EPS).

General

Penn-America Group, Inc. (PAGI) is a specialty property and casualty insurance holding company which, through its subsidiaries, markets and underwrites commercial property, general liability and multi-peril insurance for small businesses located primarily in small towns and suburban and rural areas, and non-standard personal automobile insurance. The Company provides commercial property and casualty insurance both on an excess and surplus lines basis and on an admitted basis, and non-standard personal automobile insurance on an admitted basis. The Company markets its products through 55 high quality general agents, who in turn produce business through more than 25,000 retail insurance brokers located throughout the United States. The Company focuses on serving the insurance needs of small or non-standard markets which generally are characterized by small average policy premiums and are serviced by retail insurance brokers with limited access to larger, standard lines insurers. The Company believes that these markets generally are underserved by larger, standard lines insurers which often limit their underwriting to policies greater than a certain minimum premium size or to certain risk classes and which operate in large-scale markets in which they can achieve economies of scale. The Company believes that its distribution network enables it to access effectively these numerous small markets at a relatively low fixed cost through the marketing, underwriting and administrative support of its general agents, as well as the localized market knowledge and expertise of its general agents and their retail insurance brokers.

The success of the Companys strategy is demonstrated by its strong and consistent growth and profitability. From 1993 to 1997, gross written premiums grew at a 31.0% compound annual rate from $35.5 million to $104.7 million, and net operating earnings (excluding realized investment gains) grew at a 44.6% compound annual rate from $2.0 million to $8.8 million. The Company has operated at a SAP combined ratio less than 100.0% in every year since 1992. The Companys average SAP combined ratio from 1993 to 1997 was 95.0% and the Companys average return on average stockholders equity during the same period was 14.8%.

The Companys distribution strategy is to maintain strong relationships with fewer and higher quality general agents than its competitors. The Company carefully selects a limited number of agents in each state based on their experience and reputation and strives to preserve each agents franchise value within its marketing territory. The Company seeks to grow with these general agents and develop strong, long-standing relationships by providing a high level of service and support. From 1993 to 1997, the Company achieved 194.7% cumulative growth in gross written premiums with a 44.7% increase in the number of general agents, from 38 to 55. The

Growth Through Existing GeneralAgents

                             1993     1997    Increase

Gross Written Premiums       $35.5   $104.7   194.7%

Number of General Agents        38       55    44.7%

Gross Written Premiums        $0.9     $1.9   111.1%
   per General Agent

Company maintains low fixed costs by underwriting the substantial majority of its policies on a binding authority basis. The Company closely monitors the quality of business it underwrites by maintaining close relationships with a small number of general agents. The Company provides its general agents with a comprehensive, regularly updated underwriting manual which clearly outlines the Companys pricing and underwriting guidelines. The Company does not write high-risk policies (e.g., medical malpractice, environmental and aviation liability). The Company generally reviews new and renewal commercial policies on a continuous basis and non-standard personal automobile policies on a quarterly basis to ensure that its underwriting guidelines are being followed. In addition to standard commissions, the Company provides strong incentives to its general agents to produce profitable business through a contingent commission structure which is tied substantially to underwriting profitability and through the issuance of shares of common stock in lieu of cash for a portion of the contingent commissions.

Historically, the Company has underwritten the majority of its commercial lines business on an excess and surplus lines basis. In recent years, the Company has underwritten a greater proportion of its commercial lines business on an admitted basis, as it has identified profitable admitted markets which remain underserved by larger standard insurers. Currently, the Company underwrites all of its non-standard personal automobile business on an admitted basis. The Company expects to continue to expand its commercial lines business by offering additional products and packages which enhance its current property and liability coverages, by identifying profitable programs and books of business and by selectively adding high quality general agents. Examples of such additional products and programs include a commercial automobile product and specialty programs, commercial umbrella, and some miscellaneous professional liability coverages. The Company currently writes non-standard personal automobile policies in five states. The Company has filed applications to write non-standard personal automobile policies in three additional states and is considering expanding into several other states.

The Companys commercial insureds consist primarily of small, Main Street businesses, including restaurants, taverns, retailers and artisan contractors, located principally in small towns and suburban and rural areas. In addition, the Company has developed customized products and coverages for other small commercial insureds such as day care facilities, fitness centers and special events. The Company believes it has benefited from a general migration of small businesses out of urban centers and into suburban and rural areas. Industry consolidation, corporate downsizing and the increased use of communications technology and personal computers, among other factors, have contributed to the high growth in the number of small businesses in these areas. The Companys non-standard personal automobile insurance products are designed for insureds who do not qualify for preferred or standard automobile insurance because of their payment histories, driving records, ages, vehicle types or other underwriting criteria or market conditions. Underwriting standards in the preferred and standard markets have become more restrictive, thereby requiring more insureds to seek non-standard coverage and contributing to an increase in the size of the non-standard automobile market. Non-standard personal automobile business represented 34.3% of the Companys gross written premiums in 1997.

On February 21, 1997, the Insurance Department of Pennsylvania issued a Certificate of Authority to Penn-Star Insurance Company, Penn-Americas newly formed, wholly owned insurance subsidiary. Penn-Star was granted authority to begin to transact business as of April 1, 1997. Penn-Star was formed initially to give the Company greater flexibility in the rapidly growing segment of our business represented by non-standard personal automobile insurance. Penn-Stars purpose has since been expanded to provide flexibility on the commercial side of our business by having two licensed insurance companies. The Company can choose on a state-by-state basis which subsidiary will act as an admitted carrier and which as a non-admitted carrier, to best use the Companys resources within 51 different regulatory environments.

On July 22, 1997, the Company completed a secondary stock offering of 4,025,000 shares of common stock of which 1,000,000 shares were sold by Penn-Independent Corporation, the majority shareholder of the Company. The net proceeds to the Company were $44.4 million. The Company utilized the proceeds from this offering to pay-off $9 million of existing debt and to provide additional capital to its insurance subsidiaries.

The Companys financial position and results of operations are subject to fluctuations due to a variety of factors. Abnormally high severity or frequency of claims in any period could have a material adverse effect on the Companys business, results of operations or financial condition. Also, re-evaluations of the Companys loss reserves could result in an increase or decrease in reserves and a corresponding adjustment to earnings. Additionally, the insurance industry is highly competitive. The Company competes with domestic and international insurers, some of which have greater financial, marketing, management resources and experience than the Company, and it may compete with new market entrants in the future. Competition is based on many factors, including the perceived market strength of the insurer, pricing and other terms and conditions, services provided, the speed of claims payment, the reputation and experience of the insurer, and ratings assigned by independent rating organizations (such as A.M. Best Company). Penn-Americas current rating from A.M. Best is A (Excellent). This rating is based upon factors of concern to policyholders, including financial condition and solvency and is not directed to the protection of investors. Penn-Star began operations on April 1, 1997 and has applied for, but has not yet received, a rating from A.M. Best.

The following is a brief description of the Companys various lines of insurance:

Commercial General Liability. The Companys commercial general liability insurance is written on an occurrence policy form (as opposed to a claims-made policy form) and provides limits generally ranging from $25,000 to $3 million, with the majority of such policies having limits of between $500,000 and $1 million. The Companys general liability policies pay defense and related expenses in addition to per occurrence and aggregate policy limits. General liability insureds include restaurants, bars and taverns, retail operations, artisan contractors and similar classes.

Commercial Property. The Companys commercial property lines provide limits usually no higher than $4 million, with almost all of the policies being written at limits less than $1 million. Properties insured include restaurants, bars and taverns, retail operations, vacant buildings and other similar classes.

Commercial Multi-Peril. The Company also writes the same commercial property and general liability risks together as a package for its insureds, generally referred to as commercial multi-peril. The limits on these policies are the same as if written on a monoline basis. Consistent with the current industry trend, the Company has been writing more commercial multi-peril policies during the last several years than individual property and liability policies. The Company expects this trend to continue in light of the fact that a substantial number of the Companys commercial insureds customarily require both liability and property insurance coverage, together with the fact that recent revisions to Insurance Services Office (ISO) forms make it easier and more efficient to write such multi-peril policies.

Business Automobile and Commercial Umbrella. In late 1997, the Company added both business automobile and commercial umbrella coverages to enhance its commercial multi-peril (package) writings. The types of risks and insureds targeted are similar to those already written, such as, restaurants, bars and taverns, retail operations, artisan contractors and similar classes. The business automobile insurance (cars and light trucks) can be written up to $1 million liability limits. Commercial umbrella insurance can be written for limits up to $5 million with significant reinsurance support from General Reinsurance. For commercial umbrella, Penn-America must write the primary $1 million liability limit. The Company expects that the addition of these coverages in 1998 will further expand package writings and help increase renewal retention of existing policies.

In all of its commercial product lines, the Company is continuously developing specialized programs for certain industry segments to meet the needs of these marketplaces. For example, the Company has developed programs for independent fitness centers, day care operations, artisan contractors, low-hazard miscellaneous professional liability coverages and special events. As a group, these programs are a significant benefit to the Companys marketing efforts, although individually they do not generate a material amount of the Companys gross written premiums.

Non-standard Personal Automobile. The Company currently writes non-standard personal automobile policies in the states of Washington, California, Alabama, South Dakota and Nevada. These risks typically do not qualify for preferred or standard insurance because of a drivers age, driving record, vehicle type or other factors. The non-standard personal automobile business is writ-ten at very low coverage limits. The policies in force at December 31, 1997 provide physical damage coverage of $35,000 or less, and the Company writes minimum state statutory liability limits. The Company writes a majority of this coverage on a six-month basis in Washington, Alabama and South Dakota. In California and Nevada, the coverage is written predominantly on a monthly policy basis.

Results of Operations

Year ended December 31, 1997 compared to yearended December 31, 1996

Gross written premiums increased 30.1% to $104.7 million for the year ended December 31, 1997, from $80.5 million for the year ended December 31, 1996. The increase resulted from 64.8% growth in the personal automobile lines gross written premiums to $35.9 million and 17.2% growth in the commercial lines gross written premiums to $68.8 million. These increases in gross written premiums were attributable primarily to increased volume; rate changes were not significant.

Net written premiums increased 31.4% to $96.6 million for the year ended December 31, 1997, from $73.5 million, for the year ended December 31, 1996. During the same periods, net premiums earned increased 32.7% to $91.6 million from $69.1 million. Net premiums earned increased due to the increase in gross written premiums, partially offset by an increase in premiums ceded to reinsurers.

Net investment income increased 37.5% to $9.2 million for the year ended December 31, 1997, from $6.7 million, for the year ended December 31, 1996. The increase resulted principally from the growth in invested assets funded primarily by net proceeds from the secondary offering and from cash flows from operations. The average investment yield of the fixed maturity portfolio for the year ended December 31, 1997 was 6.70%, compared to 6.84% for the year ended December 31, 1996.

Net realized investment gains after taxes for the year ended December 31, 1997 were $864,000 or $0.11 per share (basic) and $0.10 per share (diluted), as compared to $598,000 or $0.09 per share (basic and diluted) for the year ended December 31, 1996.

Losses and loss adjustment expenses increased 33.3% to $57.7 million for the year ended December 31, 1997, from $43.3 million in 1996, primarily due to an increase in net premiums earned.

Amortization of deferred acquisition costs increased 40.5% to $25.0 million for the year ended December 31, 1997, from $17.8 million for the year ended December 31, 1996. The increase was attributable to an increase in net premiums earned and to the higher percentage of net premiums earned in non-standard personal automobile lines relative to commercial lines for the year ended December 31, 1997 compared to the same period ended December 31, 1996. Commission rates for non-standard personal automobile lines are generally higher than commission rates for commercial lines.

Other underwriting expenses increased 34.3% to $5.8 million for the year ended December 31, 1997, from $4.3 million for the year ended December 31, 1996, primarily due to the increase in gross written premiums.

The loss ratio increased slightly to 63.0% for the year ended December 31,1997, from 62.7% for the year ended December 31, 1996. The statutory expense ratio increased to 32.3% from 31.6% for the year ended December 31, 1996. The increase in the statutory expense ratio is attributable to the increase in the percentage of net premiums written in non-standard personal automobile lines relative to commercial lines. The statutory combined ratio increased to 95.3% for the year ended December 31, 1997, compared to 94.3% for the year ended December 31, 1996.

As a result of the factors described above, the Companys net earnings for the year ended December 31, 1997 increased 37.9% to $9.6 million or $1.19 per share (basic) and $1.17 per share (diluted), from $7.0 million or $1.05 per share (basic) and $1.04 (diluted) for the year ended December 31, 1996.

Year ended December 31, 1996 compared to year ended December 31, 1995

Gross written premiums increased 20.2% to $80.5 million in 1996, as compared to $ 67.0 million in 1995. The 20.2% growth in gross written premiums in 1996 primarily was attributable to increased volume. The increase in volume was attributable to an 18.4% increase in commercial multi-peril to $31.6 million as compared to 1995 and a 63.3% increase in non-standard personal automobile to $21.8 million. 72% of the Companys existing agents offices had increased gross written premiums volume in 1996 over the previous year.

Net written premiums increased 19.9% to $73.5 million in 1996, as compared to $61.3 million in 1995. The increase in net written premiums was due primarily to the volume increase in both commercial multi-peril and non-standard personal automobile. During 1996, property and casualty reinsurance retention limits remained unchanged at $200,000 and $500,000, respectively.

Net premiums earned increased 20.7% to $69.1 million in 1996, as compared to $57.2 million in 1995. This increase was attributable to the overall growth in net written premiums.

Investments and cash increased 15.1% to $115.6 million. This growth in the investment portfolio was funded by approximately $17 million from net cash flows from operations. Net investment income increased 32.3% to $6.7 million as compared to $5.1 million in 1995. This increase was fueled by the proceeds from a $10 million loan from PNC Bank in December 1995 and a 13.6% increase in cash flows from operations.

Net realized investment gains after taxes for the year ended December 31, 1996 were $598,000 or $0.09 per share (basic and diluted), compared to $844,000 or $0.13 (basic and diluted) per share for the year ended December 31, 1995. Gross realized gains after-tax were $985,000 and consisted primarily of equity securities. Gross realized losses after-tax were $387,000 and consisted primarily of fixed maturities available for sale.

Losses and loss adjustment expenses increased 20.8% to $43.3 million in 1996, as compared to $35.8 million in 1995. This increase was consistent with the 20.7% increase in earned premiums. The loss ratio increased slightly to 62.7% from 62.6% in 1995.

Amortization of deferred acquisition costs increased 24.9% to $17.8 million in 1996, as compared to $14.2 million in 1995. The increase was attributable to premium growth, an increase in commercial lines contingent commission accrual and increased volume in non-standard personal automobile lines, which have higher commission rates than commercial lines.

Other underwriting expenses were unchanged at $4.4 million, despite a 20.2% increase in gross written premiums. This was attributable primarily to more significant growth in the non-standard personal automobile lines than the commercial lines. Additionally, several cost savings were realized during 1996, including a capital stock tax refund and a reduction in bad debt expense.

Net earnings increased 16% to $7.0 million or $1.05 per share (basic) and $1.04 per share (diluted) in 1996, as compared to $6.0 million or $0.91 per share (basic and diluted) in 1995.

Liquidity and Capital Resources

PAGI is a holding company, the principal asset of which is the common stock of Penn-America. PAGIs cash flows depend primarily on dividends and other payments from Penn-America. PAGI uses these funds to pay; (i) operating expenses, (ii) taxes and other payments and (iii) dividends to PAGI stockholders. Penn-Americas sources of funds consist primarily of premiums, investment income and proceeds from sales and redemptions of investments. Funds are used by Penn-America principally to pay claims and operating expenses, to purchase investments and to make dividend and other payments to PAGI.

Net cash provided by operating activities increased 48.0% to $24.9 million for the year ended December 31, 1997 from $16.8 million for the year ended December 31, 1996. The increase in net cash provided by operations resulted principally from the increase in net written premiums during the period.

Net cash used by investing activities increased to $60.9 million for the year ended December 31, 1997, from $17.3 million for year ended December 31, 1996. This increase was due primarily to the investment of the net cash provided from the Companys secondary stock offering and the increase in cash provided from operating activities for the year ended December 31, 1997.

Net cash provided by financing activities was $35.2 million for the year ended December 31, 1997, as compared to $1.7 million used for financing activities for the same period in 1996. The cash provided by financing activities in 1997 resulted primarily from $45.6 million in proceeds from the offering and the exercise of stock options, partially offset by the principal repayment of the $9 million term loan and $1.3 million of the cash dividends paid to stockholders.

The Company believes that it has sufficient liquidity to meet its anticipated insurance obligations and operating and capital expenditure needs. The Companys investment strategy emphasizes quality, liquidity and diversification, as well as total return. With respect to liquidity, the Company considers liability durations, specifically related to loss reserves, when determining desired investment maturities. In addition, maturities have been staggered to produce cash flows for loss payments and reinvestment opportunities. The average duration of the fixed maturity portfolio as of December 31, 1997 was approximately 3.1 years.

The Companys fixed maturity portfolio including short-term investments represented $148.3 million or 84.4% of the total investment portfolio as of December 31, 1997. Approximately 98.5% of these securities were rated A- or better by Standard & Poors or Moodys. Equities, the majority of which consist of preferred stocks, represented $27.4 million or 15.6% of total investments as of December 31, 1997.

As of December 31, 1997, the investment portfolio contained $38.4 million or 21.8% of mortgage-backed and asset-backed obligations. All of these securities are AAA rated securities issued by government or government-related agencies, are publicly traded and have market values obtained from an independent pricing service. Changes in estimated cash flows due to changes in prepayment assumptions from the original purchase assumptions are revised based on current interest rates and the economic environment. The Company had no other derivative financial instruments, real estate or mortgages in the investment portfolio as of December 31, 1997.

On July 25, 1997, the Company paid-off the entire outstanding principal balance of $9 million plus interest on its term loan. In November 1997, the Company signed a commitment letter for a revolving credit facility of $20.0 million. The structure of the new credit facility will provide for the repayment of the borrowed amounts to be repaid over six years with interest on the loan being LIBOR plus a factor which can vary from 100 to 225 basis points. The terms of the new agreement, including the interest rate, security and covenants, are expected to be substantially similar to the terms of the previous term loan. Borrowing under this new credit facility will be secured by the common stock of Penn-America.

The principal source of cash to use for the payment of dividends to PAGIs stockholders is dividends from Penn-America. Penn-America is required by law to maintain a certain minimum surplus on a statutory basis and is subject to risk-based capital requirements and regulations under which payment of dividends from statutory surplus may require prior approval of the Pennsylvania regulatory authorities. The maximum dividend that may be paid in 1998 by Penn-America to PAGI without prior approval of regulatory authorities is $9,531,000. Penn-Americas statutory surplus increased 100.3% to $83.5 million as of December 31, 1997, from $41.7 million as of December 31, 1996, primarily due to the capital contribution of $35.0 million by PAGI to Penn-America.

Impact of Inflation

Inflation can have a significant impact on property and casualty insurers because premium rates are established before the amount of loss and loss adjustment expenses are known. The Company attempts to anticipate increases from inflation in establishing rates, subject to limitations imposed for competitive pricing. The Company does not believe that inflation has had a material impact on the Companys business, results of operations or financial condition to date.

The Company also considers inflation when estimating liabilities for losses and loss adjustment expenses, particularly for claims having a long period between occurrence and settlement. The liabilities for losses and loss adjustment expenses are managements estimates of the ultimate net cost of underlying claims and expenses and are not discounted for the time value of money. In times of high inflation, the normally higher yields on investments may be offset partially by higher claims and expenses.

New Accounting Standards

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Comprehensive Income, which establishes standards for the reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses). The statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The statement is effective for fiscal years beginning after December 15, 1997. The Company will adopt the statement in 1998.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The statement is effective for fiscal years beginning after December 15, 1997. The Company is in the process of determining the effect of this statement upon its financial reporting requirements.

Other

The National Association of Insurance Commissioners adopted risk-based capital standards with which property and casualty insurers must comply. In concept, risk-based capital is designed to measure the acceptable amount of capital an insurer should have based on the inherent specific risks of each insurer. Insurers failing to meet this benchmark capital level may be subject to scrutiny by the insurers domiciled insurance department. Based on the currently adopted standards, Penn-Americas capital and surplus is in excess of the prescribed risk-based capital requirements for 1997, 1996 and 1995.

The Company relies on its existing management information systems to operate and monitor all major aspects of the Companys business, including underwriting, claims and various financial systems. Additionally, the Company relies, to a lesser extent, on the information systems of its general agents and indirectly those of the producing retail insurance brokers. Any disruption in the operation of the management information systems of the Company, its general agents or their retail insurance brokers, could have a material adverse effect on the Companys business, results of operations or financial condition. Like many computer systems, the Companys systems used two-digit data fields which recognized dates using the assumption that the first two digits are 19 (e.g. the number 97 is recognized as the year 1997). Therefore, the Companys date critical functions relating to the year 2000 and beyond, such as underwriting, claims and financial systems, would have been affected adversely unless changes were made to these computer systems. During 1997, the Company addressed this issue and implemented and tested the revised lines of code in the applicable programs of the Company to be year 2000 compliant. The Company believes that most of the necessary changes and most of the expenses related to year 2000 have been expensed to date. The amount expensed in 1997 was not significant. Additional expenses may arise in the upcoming years, but management believes that they would not be material.

Penn-America Group, Inc. and Subsidiaries Consolidated Balance Sheet

(in thousands except share and per share data)                                             December 31,
                                                                                      1997            1996
Assets
Investments:
     Fixed Maturities:
        Available for sale, at fair value
         (amortized cost 1997, $89,185 and 1996, $49,244)                            $89,979         $48,954
        Held to maturity, at amortized cost, (fair value 1997, $47,034
         and 1996, $44,111)                                                           46,842          44,227
     Equity securities, at fair value (cost 1997, $25,662 and 1996, $10,597)          27,380          12,390
     Short-term investments, at cost, which approximates fair value                   11,455           7,000
                                                                                    --------        --------
          Total investments                                                          175,656         112,571

Cash                                                                                   2,163           2,979
Receivables:
     Accrued investment income                                                         1,973           1,671
     Premiums receivable, net                                                         12,414          10,494
     Reinsurance recoverable                                                          16,605          15,719
     Note receivable, affiliate                                                           --             275
                                                                                    --------        --------
          Total receivables                                                           30,992          28,159
Prepaid reinsurance premiums                                                           3,065           2,668
Deferred policy acquisition costs                                                      8,563           7,231
Capital lease                                                                          1,865           1,950
Deferred income taxes                                                                  2,302           2,211
Income tax recoverable                                                                    40             249
Other assets                                                                             511             587
                                                                                    --------        --------
          Total assets                                                              $225,157        $158,605
                                                                                    ========        ========

Liabilities and Stockholders Equity
Liabilities:
     Unpaid losses and loss adjustment expenses                                      $84,566         $70,728
     Unearned premiums                                                                36,173          30,865
     Accounts payable and accrued expenses                                             2,338           1,773
     Capitalized lease obligations                                                     1,920           2,030
     Note payable                                                                         --           9,000
     Other liabilities                                                                 2,853           1,872
                                                                                    --------        --------
          Total liabilities                                                          127,850         116,268

Stockholders equity:
     Preferred stock, $ .01 par value; authorized 2,000,000 shares;
        none issued                                                                       --              --
     Common stock, $ .01 par value; authorized 1997, 20,000,000 and 1996, 10,000,000 shares; issued and outstanding 1997,
     9,883,384 shares and 1996, 6,676,131 (note 2)                                        99              67
     Additional paid-in capital                                                       68,221          21,844
     Unrealized investment gains, net of taxes                                         1,649             993
     Retained earnings                                                                27,849          19,533
                                                                                    --------        --------
                                                                                      97,818          42,437
     Unearned compensation from restricted stock awards                                 (511)           (100)
                                                                                    --------        --------
          Total stockholders equity                                                   97,307          42,337
                                                                                    --------        --------
          Total liabilities and stockholders equity                                 $225,157        $158,605
                                                                                    ========        ========

See accompanying notes to consolidated financial statements.

Penn-America Group, Inc. and Subsidiaries Consolidated Statements of Earnings

(in thousands except per share data)                         For the years ended December 31,
                                                           1997         1996         1995
Revenues
  Premiums earned                                       $ 91,649     $ 69,081     $ 57,228
  Net investment income                                    9,218        6,705        5,067
  Net realized investment gains                            1,314          906        1,279
  Other income                                               672           --           --
                                                        --------     --------     --------
      Total revenues                                     102,853       76,692       63,574
                                                        --------     --------     --------

Losses and expenses
  Losses and loss adjustment expenses                     57,728       43,292       35,835
  Amortization of deferred policy acquisition costs       24,984       17,785       14,237
  Other underwriting expenses                              5,840        4,349        4,356
  Interest expense                                           520          884          239
                                                        --------     --------     --------
      Total losses and expenses                           89,072       66,310       54,667
                                                        --------     --------     --------

Earnings before income tax                                13,781       10,382        8,907

Income tax                                                 4,136        3,389        2,881
                                                        --------     --------     --------
Net earnings                                            $  9,645     $  6,993     $  6,026
                                                        ========     ========     ========


Net earnings per share (note 2)
     Basic                                              $   1.19     $   1.05     $   0.91
     Diluted                                            $   1.17     $   1.04     $   0.91
                                                        ========     ========     ========
Weighted average number of shares used in
   calculating per share data (note 2)
     Basic                                                 8,126        6,663        6,645
     Diluted                                               8,228        6,743        6,655
                                                        ========     ========     ========
Cash dividends per share (note 2)                       $   0.16     $   0.11     $   0.06
                                                        ========     ========     ========

See accompanying notes to consolidated financial statements.

Penn-America   Group,   Inc.  and   Subsidiaries   Consolidated   Statements  of
Stockholders Equity

(in thousands except share and per share data)

                                                                                   Unrealized                  Unearned
                                                                                   Investment              Compensation
                                                                     Additional         Gains                      From
                                               Common Stock            Paid-In        (Losses),   Retained   Restricted
                                          Shares       Amount          Capital            Net     Earnings Stock Awards       Total

Balance, at December 31, 1994            4,430,000      $ 44          $ 21,608         $ (701)     $ 7,623       $ (208)   $ 28,366
Net earnings                                                                                         6,026                    6,026
Cash dividends paid
  ($ 0.06 per share)                                                                                  (398)                    (398)
Unrealized investment gains, net                                                        2,202                                 2,202
Amortization of compensation
    expense from restricted stock                                                                                    54          54
                                         ---------      ----          --------        -------     --------       ------    --------

Balance, at December 31, 1995            4,430,000        44            21,608          1,501       13,251         (154)     36,250
Retroactive effect of
   3-for-2 stock split,
   January 1997 (note 2)                 2,225,377        22               (22)
Issuance of common stock                    20,754         1               258                                                  259
Net earnings                                                                                         6,993                    6,993
Cash dividends paid
  ($0.11 per share)                                                                                   (711)                    (711)
Unrealized investment (losses), net                                                      (508)                                 (508)
Amortization of compensation
   expense from restricted stock                                                                                     54          54
                                         ---------      ----          --------        -------     --------       ------    --------

Balance, at December 31, 1996            6,676,131        67            21,844            993       19,533         (100)     42,337
Issuance of common stock                 3,207,253        32            46,377                                               46,409
Unearned compensation from
   restricted stock awards                                                                                         (512)       (512)
Net earnings                                                                                         9,645                    9,645
Cash dividends paid
  ($0.16 per share)                                                                                 (1,329)                  (1,329)
Unrealized investment gains, net                                                          656                                   656
Amortization of compensation
   expense from restricted stock                                                                                    101         101
                                         ---------      ----          --------        -------     --------       ------    --------
Balance, at December 31, 1997            9,883,384      $ 99          $ 68,221        $ 1,649     $ 27,849       $ (511)   $ 97,307
                                         =========      ====          ========        =======     ========       ======    ========

See accompanying notes to consolidated financial statements.

Penn-America Group, Inc. and Subsidiaries Consolidated Statements of Cash Flows (in thousands)

                                                                              For the years ended
                                                                                   December 31,
                                                                         1997          1996          1995
Cash flows from operating activities:
  Net earnings                                                        $  9,645      $  6,993      $  6,026
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Amortization and depreciation expense                                  449           331           352
    Net realized investment gains                                       (1,314)         (906)       (1,279)
    Deferred tax benefit                                                  (434)           (2)         (497)
    Net increase in premiums and note receivable, prepaid
      reinsurance premiums and unearned premiums                         3,266         3,001           619
    Net increase in unpaid losses and loss adjustment expenses
      and reinsurance recoverable                                       12,951         8,822        10,922
 (Increase) decrease in:
    Accrued investment income                                             (302)         (286)         (290)
    Deferred policy acquisition costs                                   (1,332)       (1,515)         (895)
    Income tax recoverable                                                 562           281          (256)
    Other assets                                                           (50)         (454)          (86)
  Increase (decrease) in:
    Accounts payable and accrued expenses                                  565           (68)           (8)
    Other liabilities                                                      982           624           199
                                                                      --------      --------      --------
  Net cash provided by operating activities                             24,988        16,821        14,807
                                                                      --------      --------      --------

Cash flows from investing activities:
  Purchases of equity securities                                       (19,258)       (8,636)       (4,627)
  Purchases of fixed maturities available for sale                     (61,966)      (21,611)      (17,177)
  Purchases of fixed maturities held to maturity                       (13,082)      (24,084)      (15,343)
  Proceeds from sales of equity securities                               5,459         8,147         4,863
  Proceeds from sales of fixed maturities available for sale                --         9,825         1,421
  Proceeds from maturities of fixed maturities available for sale       13,604         5,000        11,877
  Proceeds from maturities of fixed maturities held to maturity         18,789        14,008         2,222
  Change in short-term investments                                      (4,455)           --        (3,000)
  Other                                                                     --             9            19
                                                                      --------      --------      --------
   Net cash used by investing activities                               (60,909)      (17,342)      (19,745)
                                                                      --------      --------      --------

Cash flows from financing activities:
  Issuance of common stock                                              45,544           259            --
  Principal payments on notes payable                                   (9,000)       (1,150)       (1,200)
  Proceeds from note payable                                                --            --        10,000
  Principal payments on capital lease obligations                         (110)         (102)          (73)
  Dividends paid                                                        (1,329)         (711)         (398)
  Net cash provided (used) by financing activities                      35,105        (1,704)        8,329

(Decrease) increase in cash                                               (816)       (2,225)        3,391
Cash, beginning of period                                                2,979         5,204         1,813
                                                                      --------      --------      --------
Cash, end of period                                                   $  2,163      $  2,979      $  5,204
                                                                      ========      ========      ========
Supplemental disclosure of cash flow information
  Cash paid during the period for:
    Income tax                                                        $  4,009      $  3,111      $  3,634
    Interest                                                               576           857           204
  Non-cash transaction:
    Cost of securities transferred from available for
    sale to held to maturity                                          $  8,002            --            --

See accompanying notes to consolidated financial statements.

Penn-America Group, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 1
Summary of Significant Accounting Policies

Basis of Presentation and Description of Business
Penn-America Group, Inc. (the Company) is an insurance holding company. Penn Independent Corporation (Penn Independent) currently owns approximately 31.2% of the outstanding common stock of the Company. The accompanying financial statements include the accounts of the Company and its wholly owned subsidiary, Penn-America Insurance Company (Penn-America) and its wholly owned subsidiary Penn-Star Insurance Company (Penn-Star). All significant intercompany accounts and transactions have been eliminated in consolidation. These financial statements are prepared in conformity with generally accepted accounting principles, which differ in some respects from those followed in reports to insurance regulatory authorities.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Penn-America underwrites commercial property and general liability insurance and non-standard personal automobile insurance, generally referred to as property and casualty insurance, on an excess and surplus lines or non-standard basis. Penn-America is licensed as an admitted insurer in 27 states and is an approved non-admitted (excess and surplus lines) insurer in 23 states and the District of Columbia. In 1997, 1996 and 1995, a significant portion of Penn-Americas gross written automobile premium was written by two agents who are located in the states of Washington, California and Nevada. These agents accounted for 92% in 1997, 94% in 1996 and 100% in 1995, of the personal automobile gross written premium. Additionally, these same agents accounted for 32%, 25% and 22% of total written premium for 1997, 1996 and 1995, respectively. During 1997, 1996 and 1995 one agent in California accounted for 12%, 11% and 11%, respectively, of commercial gross written premium.

Investments
At the time of purchase of fixed maturity investments, management makes a determination as to the investment classification (Available for Sale or Held to Maturity). Factors taken into consideration by management in determining the appropriate investment category are: maturity, yield, cash flow requirements and anticipated changes in interest rates. Fixed maturities classified as Available for Sale are carried at fair value with unrealized investment gains or losses net of deferred income taxes credited or charged directly to stockholders equity as a separate component. Held to Maturity investments are carried at amortized cost.

Investments in fixed maturity securities are adjusted for amortization of premium and accretion of discounts to maturity date using the interest method. Income is recognized on the accrual basis. Realized investment gains and losses are recorded as income when the securities are sold on the specific identification basis.

Amortized cost for mortgage-backed and asset-backed securities are calculated using the interest method including consideration of anticipated prepayments at the date of purchase. Significant changes in estimated cash flows from the original assumptions are accounted for using the composite method.

Equity securities are carried at fair value with the change in unrealized investment gains or losses credited or charged directly to stockholders equity, net of deferred income taxes. Short-term investments are carried at cost which approximates fair value.

Premiums and Other Receivables
Premiums are recognized as revenue ratably over the terms of the respective policies. Unearned premiums are calculated on the semi-monthly pro rata basis. Management has established an allowance for doubtful accounts of $522,000 at December 31, 1997 and 1996, on premium receivables, which management believes is adequate to cover uncollectible accounts.

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

Losses and Loss Adjustment Expenses
The liability for losses and loss adjustment expenses represents an estimate of the ultimate unpaid net cost of all losses incurred. Estimates of unpaid reported losses and related allocated loss adjustment expenses are determined on the basis of claims adjusters evaluations of individual claims. Estimates of losses and loss adjustment expenses arising from losses incurred but not yet reported are based on selected historical and industry data. Such estimates are not discounted and may be more or less than the amounts ultimately paid when the claims are settled. These estimates are reviewed periodically and adjusted as necessary; such adjustments are reflected in current operations.

Fair Values of Financial Instruments
The Company uses the following methods or assumptions in estimating fair value disclosures:

Investment  Securities:  Fair  values  are based on quoted  market  prices or on
quoted  market  prices  of  comparable   instruments  or  values  obtained  from
independent pricing services.

Premium and Reinsurance Receivables and Payables: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

Note Payable and Capitalized Lease Obligation: Fair value is based upon the present value of the underlying cash flows discounted at the Companys incremental borrowing rate at year end. The carrying amounts reported in the balance sheet approximate fair value.

Reinsurance
In the ordinary course of business, the Company reinsures certain risks, generally on an excess of loss basis with other insurance companies which principally are rated A+ or higher by A.M. Best. Such reinsurance arrangements serve to limit the Companys maximum loss. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liabilities arising from the reinsured policies and incurred but not reported losses.

Capitalized Lease
The  capitalized  lease  is  carried  at  cost  less  accumulated  amortization.
Amortization is calculated on the straight line basis over 20 years, which represents the term of the mortgage on the office space which the Company rents from a related party (See note 3).

Income Tax
Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Note 2
Basic and Diluted Earnings Per Share and
Retroactive Adjustment for Stock Split

In 1997, SFAS 128, Earnings Per Share was issued and implemented retroactively by the Company. Earnings per share (EPS) requires dual presentation of basic EPS and diluted EPS on the face of the income statement. For 1997, 1996 and 1995 basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for each period. Diluted EPS reflects the potential dilution that could occur if the securities or other contracts to issue common stock were exercised or converted into common stock. All per share calculations and stock option disclosures presented have been adjusted retroactively to reflect a three-for-two stock split declared in January, 1997. Shares outstanding have also been restated to reflect the stock split.

The following is a reconciliation of the numerator and denominators of the basic and diluted EPS computations:

                                            Years ended December 31,
(in thousands except per share data)      1997      1996        1995

Basic EPS:

Net earnings                            $9,645     $6,993     $6,026
Weighted average common
   shares outstanding                    8,126      6,663      6,645
                                        ------     ------     ------
Basic EPS                               $ 1.19     $ 1.05     $ 0.91
                                        ======     ======     ======

Diluted EPS:

Net Earnings                            $9,645     $6,993     $6,026
Weighted average common
   shares outstanding                    8,126      6,663      6,645
Additional shares outstanding
   after the assumed exercise of
   options by applying the treasury
   stock method                            102         80         10
                                        ------     ------     ------
Total Shares                             8,228      6,743      6,655
                                        ------     ------     ------
Diluted EPS                             $ 1.17     $ 1.04     $ 0.91
                                        ======     ======     ======

Note 3 Transactions with Affiliates

Penn-America leases its home office facility from the controlling shareholder, Penn Independent. The lease is accounted for as a capitalized lease. The amount of property capitalized, $2,440,000, is presented net of accumulated amortization of $575,000 and $490,000 as of December 31, 1997 and 1996, respectively. Penn Independent and its subsidiaries also lease a portion of the building in which Penn-Americas home office facility is located. Management believes that the lease terms are at market rates.

Penn Independent provides  Penn-America with management and other services which
amounted  to  $296,000,   $342,000,   and  $455,000,  in  1997,  1996  and  1995
respectively. Such amounts are based on allocations of estimated costs.

All costs incurred by Penn Independent on behalf of Penn-America have been allocated to Penn-America and are reflected in the financial statements. Management believes that the methods used to allocate such costs are reasonable and that Penn-Americas expenses on a stand-alone basis would not be materially different.

Premiums written resulting from transactions with insurance agency affiliates of Penn Independent were $1,597,000 in 1997, $3,880,000 in 1996 and $3,621,000 in
1995. Commissions paid to such affiliates were $359,000 in 1997, $888,000 in 1996 and $775,000 in 1995.

Note 4 Investments
The  Company   invests   primarily  in   investment   grade  fixed   maturities,
substantially all of which are rated A or higher by Standard & Poors Corporation. The cost, gross unrealized gains and losses and fair values of investments are as follows:

                                                      December 31, 1997
                                                   Gross          Gross
                                              Unrealized     Unrealized         Fair
  (in thousands)                       Cost        Gains         Losses        Value
Fixed maturities
Available for sale
U.S. Treasury securities and
  obligations of U.S.
  government agencies               $ 22,730     $    132     $    (31)     $ 22,831
Corporate securities                  30,053          486           (2)       30,537
Mortgage-backed securities            11,751           41           --        11,792
Asset-backed securities               18,602           92           --        18,694
Public utilities                       6,049           76           --         6,125
                                    --------     --------     --------      --------
Totals                                89,185          827          (33)       89,979
                                    --------     --------     --------      --------

Held to maturity
U.S. Treasury securities and
  obligations of U.S.
  government agencies                 21,466           75           (6)       21,535
Corporate securities                  11,284           57          (15)       11,326
Mortgage-backed securities             7,901          114          (50)        7,965
Public utilities                       6,041           19           (2)        6,058
Other securities                         150           --           --           150
                                    --------     --------     --------      --------
Totals                                46,842          265          (73)       47,034
                                    --------     --------     --------      --------
Total fixed maturity securities      136,027        1,092         (106)      137,013
                                    --------     --------     --------      --------

Equity securities                     25,662        1,957         (239)       27,380
Short-term investments                11,455           --           --        11,455
                                    --------     --------     --------      --------
Total investments                   $173,144     $  3,049     $   (345)     $175,848
                                    ========     ========     ========      ========

                                                     December 31, 1996
                                                   Gross          Gross
                                              Unrealized     Unrealized         Fair
  (in thousands)                       Cost        Gains         Losses        Value
Fixed maturities
Available for sale
U.S. Treasury securities
  and obligations of U.S.
  government agencies               $ 20,767     $     90      $   (354)     $ 20,503
Corporate securities                  16,053          189           (75)       16,167
Mortgage-backed securities             8,376           96          (191)        8,281
Public utilities                       4,048           --           (45)        4,003
                                    --------     --------      --------      --------
Totals                                49,244          375          (665)       48,954
                                    --------     --------      --------      --------
Held to maturity
U.S. Treasury securities and
  obligations of U.S.
  government agencies                 28,727          141          (183)       28,685
Corporate securities                   9,294           54           (82)        9,266
Public utilities                       6,056           10           (56)        6,010
Other securities                         150           --            --           150
                                    --------     --------      --------      --------
Totals                                44,227          205          (321)       44,111
                                    --------     --------      --------      --------
Total fixed maturity securities       93,471          580          (986)       93,065
                                    --------     --------      --------      --------
Equity securities                     10,597        1,857           (64)       12,390

Short-term investments                 7,000           --            --         7,000
                                    --------     --------      --------      --------
Total investments                   $111,068     $  2,437      $ (1,050)     $112,455
                                    ========     ========      ========      ========

Fixed maturities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                 Available for Sale      Held to Maturity
                                 Amortized   Fair        Amortized   Fair
(in thousands)                   Cost        Value       Cost        Value

Due in one year or less          $ 1,004     $ 1,007     $ 7,026     $ 7,088
Due after one year through
   five years                     21,804      22,141      22,623      22,680
Due after five years through
   ten years                      20,828      20,954       6,280       6,295
Due after ten years               15,196      15,391       3,012       3,005
Asset/mortgage-backed
   securities                     30,353      30,486       7,901       7,966

Total                            $89,185     $89,979     $46,842     $47,034


A summary of net investment income is as follows:

                                         Years ended December 31,
(in thousands)                       1997         1996         1995

Interest on fixed maturities       $ 7,506      $ 6,108      $ 4,615
Dividends on equity securities       1,123          691          533
Interest on short-term
   investments and cash                852          380          291
Other                                   42           61           42
                                   -------      -------      -------

Total investment income              9,523        7,240        5,481

Less investment expense               (305)        (535)        (414)
                                   -------      -------      -------
Net investment income              $ 9,218      $ 6,705      $ 5,067
                                   =======      =======      =======

All investments in fixed maturity securities have been income-producing during 1997, 1996 and 1995. Realized pre-tax gains (losses) on the sale of investments are as follows:

                                         Years ended December 31,
(in thousands)                       1997         1996         1995
Fixed maturities:
Gross realized gains              $    77      $    32      $    13
Gross realized losses                 (30)        (529)        (276)
                                  -------      -------      -------
Net gains (losses)                     47         (497)        (263)
                                  -------      -------      -------
Equity securities:
Gross realized gains                1,321        1,460        1,656
Gross realized losses                 (54)         (57)        (114)
                                  -------      -------      -------
Net gains                           1,267        1,403        1,542
                                  -------      -------      -------
Total net realized investment
   gains                          $ 1,314      $   906      $ 1,279
                                  =======      =======      =======

Income taxes on net realized investment gains were $450,000, $308,000 and $435,000 in 1997, 1996, and 1995, respectively.

The  amortized  cost of fixed  maturities  on deposit  with  various  regulatory
authorities  at  December  31,  1997  and  1996,   amounted  to  $7,328,000  and
$4,409,000, respectively.

Note 5 Reinsurance
In the normal course of business, the Company seeks to reduce the losses that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risks in various areas of exposure with other insurance enterprises or reinsurers.

Reinsurance contracts do not relieve the Company of its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Allowances have been established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 1997, reinsurance recoverables and prepaid reinsurance premiums associated with the two major reinsurers were: General Reinsurance Corporation, (Gen Re) $9,270,000 and National Reinsurance Corporation, $5,657,000 which is owned by Gen Re.

Premiums written and earned consisted of the following:

                             Years ended December 31,
(in thousands)            1997         1996          1995

Premiums written
Direct                 $104,694     $ 80,496     $ 66,953
Ceded                     8,133        7,027        5,667
                       --------     --------     --------
Net of reinsurance     $ 96,561     $ 73,469     $ 61,286
                       ========     ========     ========

Premiums earned

Direct                 $ 99,385     $ 75,876     $ 63,005
Ceded                     7,736        6,795        5,777
                       --------     --------     --------
Net of reinsurance     $ 91,649     $ 69,081     $ 57,228
                       ========     ========     ========


Recoveries recognized under reinsurance contracts were as follows:

                        1997            $ 5,132,000
                        1996            $ 8,530,000
                        1995            $ 8,148,000

Note 6 Capitalized Lease Obligation
Capitalized lease obligation of $1,920,000 and $2,030,000 at December 31, 1997 and 1996, respectively, represented lease obligations arising under the home office facility lease (see note 3). Interest is payable at 8.5% on the outstanding principal balance.

Note 7 Unpaid Losses and Loss Adjustment Expenses
Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

(in thousands)                       1997         1996          1995

Balance as of January 1           $ 70,728     $ 60,139      $ 44,796
Less reinsurance recoverables       15,072       13,627         9,489
                                  --------     --------      --------

Net balance at January 1            55,656       46,512        35,307
                                  --------     --------      --------

Incurred related to:
Current year                        57,387       44,096        37,541
Prior years                            341         (804)       (1,706)
                                  --------     --------      --------
Total incurred                      57,728       43,292        35,835
                                  --------     --------      --------

Paid related to:
Current year                        20,861       16,940        12,247
Prior years                         23,660       17,208        12,383
                                  --------     --------      --------
Total paid                          44,521       34,148        24,630
                                  --------     --------      --------

Net balance at December 31          68,863       55,656        46,512
Plus reinsurance recoverables       15,703       15,072        13,627
                                  --------     --------      --------
Balance as of December 31         $ 84,566     $ 70,728      $ 60,139
                                  ========     ========      ========

As a result of changes in estimates of insured events in prior years, the provision for losses and loss adjustment expenses increased $341,000 in 1997, and decreased $804,000 in 1996 and decreased $1.7 million in 1995. The increase in prior years incurred losses in 1997 is due primarily to longer loss development in automobile liability partially offset by favorable development in the commercial lines. The decrease in insured losses of prior years incurred in 1996 and 1995 was due to favorable development in commercial lines.

Note 8 Income Tax
The components of income tax expense are as follows:

                         Years ended December 31,
(in thousands)        1997         1996         1995

Current             $ 4,570      $ 3,391      $ 3,378
Deferred               (434)          (2)        (497)
                    -------      -------      -------
Total               $ 4,136      $ 3,389      $ 2,881
                    =======      =======      =======

The actual income tax rate differed from the statutory income tax rate applicable to income before income taxes as follows:

(in thousands)                          1997       1996       1995

Statutory income tax rate               34.2%      34.0%      34.0%
Tax-exempt interest and dividends
   received deduction                   (1.6)      (1.4)      (1.3)
Life insurance proceeds                 (2.5)      --         --
Other                                   (0.1)      --         (0.4)
                                        ----       ----       ----
                                        30.0%      32.6%      32.3%
                                        ====       ====       ====

The tax effects of temporary differences that result in a net deferred tax asset as of December 31 are summarized as follows:

(in thousands)                           1997        1996

Assets

Effect of discounting unpaid losses
   and loss adjustment expenses         $3,379     $2,906
Excess of tax over financial
   reporting of earned premium           2,267      1,917
Other, net                                 577        383
                                        ------     ------
Total assets                            $6,223     $5,206
                                        ------     ------

Liabilities

Deferred policy acquisition costs        2,932      2,459
Unrealized investment gains                863        512
Other, net                                 126         24
                                        ------     ------
Total liabilities                        3,921      2,995
                                        ------     ------
Net deferred tax asset                  $2,302     $2,211
                                        ======     ======

The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax asset and, therefore, no such valuation allowance has been established.

Note 9 Debt
On July 22, 1997, the Company completed a secondary offering of 3,025,000 shares of its common stock. On July 25, 1997, proceeds from the offering were used to pay-off the outstanding balance of $9,000,000 on the term loan. In November 1997, the Company signed a commitment letter for a credit facility of $20,000,000. The structure of the new credit facility provides for repayment over six years with interest at LIBOR plus a factor which can vary from 100 to 225 basis points. Borrowings under the new credit facility will be secured by the common stock of Penn-America.

Note 10 Stockholders Equity
A source of cash to use for the payment of dividends to the Companys stockholders is dividends from Penn-America. Penn-America is required by law to maintain a certain minimum surplus on a statutory basis and is subject to risk-based capital requirements and regulations under which payment of a dividend from statutory surplus may require prior approval of the Pennsylvania regulatory authorities. The maximum dividend that may be paid by Penn-America to the Company without prior approval of regulatory authorities in 1998 is $9,531,000.

The National Association of Insurance Commissioners has adopted risk-based capital (RBC) requirements for property and casualty insurance companies. This requirement may further impact the payment of dividends to the stockholders. At December 31, 1997 and 1996, the Companys actual RBC exceeds minimum requirements. Therefore, there are no further restrictions on the payment of dividends.

The following table reconciles surplus and net earnings of Penn-America as determined in accordance with accounting procedures prescribed or permitted by the insurance regulatory authorities to stockholders equity and net earnings of the Company calculated in accordance with generally accepted accounting principles (GAAP) as reported herein:

                                                   December 31,
(in thousands)                           1997          1996          1995

Statutory surplus as regards
   policyholders                      $ 83,459      $ 41,665      $ 39,118
Deferred policy acquisition costs        8,563         7,231         5,716
Deferred income taxes                    2,302         2,214         1,955
Unrealized investment gains
  (losses) on fixed maturities
   available for sale                      794          (289)          334
Capital lease, net                         (55)          (80)         (104)
Provision for unauthorized
   reinsurance                              65            57            49
Non-admitted assets                        889           589           287
Other assets (liabilities)                  15           (95)         (295)
Provision for uncollectible
   accounts                               (622)         (622)         (705)
Holding company                          1,897        (8,333)      (10,105)
                                      --------      --------      --------
GAAP stockholders equity              $ 97,307      $ 42,337      $ 36,250
                                      ========      ========      ========

                                             Years ended December 31,
(in thousands)                             1997         1996         1995

Statutory net income                     $ 8,075      $ 6,262      $ 5,364
Deferred acquisition costs                 1,332        1,515          895
Deferred income tax                          418           (2)         476
Allowance for uncollectible accounts          --           84          (90)
Capital lease                                 25           24           23
Life insurance proceeds                      672           --           --
Other, net                                    99          201           98
Holding company                             (976)      (1,091)        (740)
                                         -------      -------      -------
GAAP net earnings                        $ 9,645      $ 6,993      $ 6,026
                                         =======      =======      =======

Note 11 Profit-Sharing Plans
Penn-America participates in a profit-sharing and 401(k) plan with Penn Independent covering qualified employees. Penn-Americas contributions under the 401(k) plan were $74,000, $51,000 and $28,000 for 1997, 1996, and 1995, respectively. There were no profit-sharing distributions in 1997, 1996 and 1995.

Note 12 Stock Incentive Plans
Stock options: In August,  1993, the Company adopted a Stock Incentive Plan (the
Plan). The purpose of the Plan is to enable officers, key employees, directors, consultants, advisors and service providers of the Company and its affiliates (as defined in the Plan) to participate in the Companys future and to enable the Company to attract and retain these persons by offering them proprietary interests in the Company. The Plan authorizes the issuance of up to 525,000 shares of common stock pursuant to the exercise of stock options or the award of restricted stock.

Options are exercisable according to the various terms under which they were granted varying from one year to ten years after the date of grant. All options are subject in general to earlier termination if the optionee leaves the employ of the Company.

The Company applies APB opinion No. 25 and related interpretations in accounting for its Plan. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Plan been determined based on fair value at the grant date consistent with FASB Statement No. 123, the effect on the companys net earnings and earnings per share would have been:

                                          Years ended December 31,
(in thousands)                       1997          1996          1995

Net earnings (in thousands):

As reported                      $   9,645     $   6,993     $   6,026
Pro forma                            9,610         6,958         6,011

Basic earnings per share:

As reported                      $    1.19     $    1.05     $    0.91
Pro forma                             1.18          1.04          0.90

Diluted earnings per share:

As reported                      $    1.17     $    1.04     $    0.91
Pro forma                             1.17          1.03          0.90

The fair value of options is estimated on the grant date using the Black-Scholes option pricing model. The model assumes the following for 1997, 1996, and 1995, respectively: expected annual dividend rates of 1.1%, 1.2% and 1.5%; risk-free interest rate of 6.8% for all years; weighted average expected lives of 2.5 years for all years; and expected stock price volatility of 30% for all years.

A summary of the status of the Companys stock option plan as of December 31, 1997, 1996, and 1995, and the changes during the years ended on those dates is presented below:

(Options in thousands)  1997    1996    1995

Outstanding at beginning of year
 (average price of $6.07, $5.86,
  and $5.89 in 1997, 1996, and
  1995 respectively)                    405       382       352
Granted
 (average price of $13.99, $8.83,
  and $5.42 per share)                   22        30        30
Exercised
 (average price of $6.19 and
  $6.00 per share)                     (114)       (7)       --
Forfeited                                --        --        --
                                      -----     -----     -----
Outstanding at end of year
 (average price of $6.40, $6.07
  and $5.86 per share)                  313       405       382
                                      =====     =====     =====
Options exercisable at end of year
 (in 000s)                              250       279       118
                                      =====     =====     =====
Weighted average fair value
  of options granted
  during the year                     $2.45     $2.11     $1.27
                                      =====     =====     =====

The following table summarizes information about stock options outstanding at December 31, 1997:

                             Options Outstanding           Options Exercisable
                                  Weighted
                        Number    Average      Weighted      Number    Weighted
                  Outstanding    Remaining      Average Exercisable     Average
                     12/31/97   Contractual    Exercise   12/31/97     Exercise
Exercise Prices      (in 000s)  Life (Years)      Price   (in 000s)       Price

$ 4.33 - $ 5.42          30          2.9      $    4.88      30        $   4.88
$ 6.00                  253          5.8      $    6.00     205        $   6.00
$ 8.83 - $ 15.13         30          5.0      $   11.36      15        $   8.83
-------------------------------------------------------------------------------
$ 4.33 - $ 15.13        313          5.5      $    6.40     250        $   6.03
-------------------------------------------------------------------------------

Restricted Stock: The Company also awarded at the initial public offering in October, 1993, to certain employees 45,000 shares of restricted stock having a value of $270,000. During the secondary offering in July 1997, the Company awarded an additional 32,500 shares of restricted stock having a value on the date of the award of $512,000. Such shares are held by the Company and released to each grantee at the rate of 20% per year provided that the grantee is still employed by the Company or its affiliates. The Company charged $101,000, $54,000 and $54,000 to compensation expense relating to these awards for the years ended 1997, 1996 and 1995, respectively. During 1997, 1996 and 1995, 9,900, 9,000 and
9,000 shares, respectively, of the restricted stock were released to the applicable employees as provided by the provisions of the grant.

Executive Incentive Compensation Plan: During 1995, the Board of Directors of the Company adopted an executive incentive compensation plan which provides up to 75,000 shares, over the life of the plan, to be granted to key officers, executives and employees of the Company and its subsidiaries. In January 1998, 5,629 shares were distributed in accordance with the plans provisions for fiscal year 1997. In January 1997 and 1996, 7,535 shares and 7,229 shares respectively were distributed for the prior two fiscal years.

The shares issued under this plan are valued at the fair value of the stock at the close of business at the end of each fiscal year and are issued in the subsequent year, subject to the Boards approval and attainment of corporate objectives.

Agents Contingent Commission Plan: During 1995, the Agents Contingent Commission Plan was modified to provide that at least one-third of the contingent commission award would be given in stock of the Company. Up to 75,000 shares of the Companys stock were authorized for issuance under this plan. Agents stock awards for the 1996 and 1995 years which were issued in May of 1997 and 1996, amounted to 27,746 shares and 16,403 shares respectively. The awards for the 1997 year will not be determined until March of 1998.

Note 13 Commitments and Contingencies

The Companys insurance subsidiaries are subject to routine legal proceedings in connection with their property and casualty insurance business. Neither the Company nor its subsidiaries are involved in any pending or threatened legal or administrative proceedings which management believes might have a material adverse effect on the Companys financial condition or results of operations.

The Company leases various computer equipment for use by its insurance subsidiaries. These leases have lease terms primarily expiring in less than a three-year period. Rental expense for these operating leases were $417,000, $485,000 and $382,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

At December 31, 1997, the future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year were: 1998, $431,000, 1999, $221,000, and 2000, $8,000

Note 14
Unaudited - Quarterly Results of Operations for 1997 and 1996

(in thousands, except per share data)
                                                           1997
                                 First        Second       Third        Fourth       Total
Revenues                       $ 22,840     $ 25,127     $ 26,950     $ 27,936     $102,853
Losses and expenses              20,251       22,328       23,031       23,462       89,072
Net earnings                      1,750        2,019        2,587        3,289        9,645

Net earnings per share:(1)
Basic                              0.26         0.30         0.28         0.33         1.19
Diluted                            0.26         0.30         0.28         0.33         1.17


                                                           1996
                                 First        Second       Third        Fourth       Total

Revenues                       $17,244       $18,214      $19,757      $21,477      $76,692
Losses and expenses             15,118        15,886       17,040       18,266       66,310
Net earnings                     1,429         1,572        1,830        2,162        6,993

Net earnings per share:(1)
Basic                             0.21          0.24         0.28         0.32         1.05
Diluted                           0.21          0.23         0.27         0.32         1.04

(1) The quarterly net earnings per share data has been restated for the retroactive implementation of SFAS #128. (see Note 2)

Independent Auditors Report


The Board of Directors
Penn-America Group, Inc.:

We have audited the accompanying consolidated balance sheets of Penn-America Group, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Penn-America Group, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP

January 23, 1998
Philadelphia, Pennsylvania

Stockholders, Board of Directors and Management Information

Principal Officers Penn-America Group, Inc.

Jon S. Saltzman
President and Chief Executive Officer

Rosemary R. Ferrero, CPA
Vice President - Finance, Secretary and Treasurer

Principal Officers
Penn-America Insurance Company and
Penn-Star Insurance Company

Jon S. Saltzman
President and Chief Executive Officer

John M. DiBiasi, CPCU
Executive Vice President Underwriting and Marketing

Rosemary R. Ferrero, CPA
Vice President - Finance, Secretary and Treasurer

David Taylor, CPCU
Senior Vice President, Personal Lines

J.Ransley Lennon
Vice President Information Systems

Linda Spaide
Vice President, Claims

Garland P. Pezzuolo
Corporate Counsel


Auditors
KPMG Peat Marwick LLP
1600 Market Street
Philadelphia PA 19103

Consulting Actuary
Ronald T. Kuehn
Ernst & Young LLP
Two Commerce Square
STE 4000
2001 Market Street
Philadelphia PA 19103

Registrar and Transfer Agency
First Union National Bank
Corporate Trust Operations
1525 W. WT Harris Boulevard
Charlotte NC 28288-1153
Stockholder Inquiries: (800) 829-8432

Corporate Communication Consultant
David Kirk, APR
127 Gateshead Way
Phoenixville PA 19460-1048
(610) 792-3329 or davidkirk@bigfoot.com

Graphic Design Firm
Malish Design Ltd.
211 N. 13th Street Suite 601
Philadelphia PA 19107
(215) 972-5340 or
info@malishdesign.com

Board of Directors
Penn-America Group, Inc.

Irvin Saltzman
Chairman of the Board of Directors

Jon S. Saltzman
President and Chief Executive Officer
Director

James E. Heerin, Jr.
Vice President and General Counsel
Penn Independent Corporation
Director
Senior Vice President and
General Council
InterAg Technologies, Inc.

Robert A. Lear
President
Penn Independent Corporation
Director

M. Moshe Porat, Ph.D., CPCU
Dean
School of Business and Management
Temple University
Director

Jami Saltzman-Levy
Vice President, Human Resources
Penn Independent Corporation
Director

Charles Ellman
Retired
Director

Paul Simon
Director, Public Policy Institute
Southern Illinois University
Director

Thomas M. Spiro
Managing General Partner
TMS Capital Partners, L.P.
Director


Annual Meeting
The Annual Stockholders Meeting will be held in our home office on May 20, 1998 at 10:00 A.M.

Stockholder Relations, Form 10-K
The Companys Form 10-K has been filed with the Securities and Exchange Commission. A copy of the Form 10-K and interim reports are available to stockholders without charge from the Investor Relations Department. Telephone
(215) 443-3656 or send your E-mail request to blomgren@penn-america.com

Corporate Headquarters
420 South York Road
Hatboro PA 19040-3949
(215) 443-3600 voice
(215) 443-3603 facsimile
http://www.penn-america.com

Market and Common Stock Information
The Companys common stock trades on the NASDAQ stock market under the symbol PAGI. As of January 12, 1998, there were 1200 beneficial holders of record of the Companys common stock. The high and low sales price of the common stock, as reported by the National Association of Securities Dealers, were as follows:

             1997
Quarter            High          Low
First           $  14.50       $  10.33
Second             15.50          11.25
Third              21.25          14.38
Fourth             21.75          17.25

             1996
Quarter            High            Low
First           $  10.33        $  7.67
Second             11.17           8.50
Third              11.17           9.50
Fourth             11.08          10.42


Except for the historical information contained in this report, matters discussed herein may constitute forward-looking statements (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act). Such forward-looking information reflects the Companys current best estimates regarding its future operations. The Companys actual results could differ materially from those estimated in the forward-looking statements as a result of several factors, including those discussed below and elsewhere in this report.

A variety of factors may materially impact estimates of future operations. Many of such factors are outside the Companys control and cannot be accurately predicted. Important factors include, but are not limited to, general economic conditions, interest rate levels, financial market performance, legislative initiatives, the adequacy of loss reserves, price competition impacting premium levels, relationships with and capacity of the Companys general agents and changes in state insurance regulations.

                                       28