Form 10-K, Exhibit 13
period 1998-12-31
PENN AMERICA GROUP INC
filed 1999-03-26
CIK 910110

Fundamentally
                                      1998











                     PENN-AMERICA GROUP, INC. ANNUAL REPORT

Penn-America Group, Inc. (NYSE: PNG) is a specialty niche insurance company which, through its subsidiaries Penn-America Insurance Company and Penn-Star Insurance Company, underwrites commercial property and casualty, general liability, commercial multi-peril and commercial automobile insurance. The company also underwrites minimum limits non-standard personal automobile insurance in California.

Penn-America has developed a unique and profitable niche providing small premium insurance products to individuals and small businesses in small cities and towns in all 50 United States and the District of Columbia, through a controlled network of 57 wholesale general agents. These entrepreneurial agents, with whom the company has unique and enduring relationships, live and work in the very markets they serve to provide a finely tuned, highly efficient system for spotting and responding to market opportunities. The company was built upon a general insurance agency established, in 1947, by the family that still holds about one-third of the company's outstanding shares.

Penn-America's "small thinking" philosophy and its dogged adherence to the five fundamental principles illustrated in this annual report to stockholders have created a remarkable, profitable distribution system for serving markets in which the demand for the company's insurance products is steady.

Penn-America, with 9,395,854 shares outstanding, is traded on the New York Stock Exchange under the symbol PNG. In 1998, the company paid quarterly dividends of $.05 per share. Rated "A" (Excellent) by A.M. Best Company, it is located in Hatboro, Pennsylvania, a small town near Philadelphia.


Exchange/Symbol                              NYSE/PNG
--------------------------------------------------------------
Shares Outstanding                           9,395,854
--------------------------------------------------------------
Closing Price                                $ 9.0625
--------------------------------------------------------------
52-week Range                                $ 23.00-$8.25
--------------------------------------------------------------
Market Capitalization                        $ 85.1 million
--------------------------------------------------------------
Price/Book Ratio                             0.85x
--------------------------------------------------------------
Stockholders' Equity                         $ 100.6 million
--------------------------------------------------------------
Book Value Per Share                         $ 10.71
--------------------------------------------------------------
Net Operating Earnings
        Per Share
        Basic                                $ 0.91
        Diluted                              $ 0.90
--------------------------------------------------------------
Net Earnings Per Share
--------------------------------------------------------------
        Basic                                $ 0.91
        Diluted                              $ 0.90
--------------------------------------------------------------
Price/Earnings Ratio
        Basic                                9.96x
--------------------------------------------------------------
        Diluted                              10.07x
--------------------------------------------------------------
Dividends Per Share                          $ 0.20 annual
--------------------------------------------------------------
Dividend Yield                               2.2%
--------------------------------------------------------------
All figures as of 12/31/98

Penn-America Group 1998 Annual Report


                                                   THE FUNDAMENTAL THINGS APPLY.

     It's still the same old story: the fundamentals of a well-managed insurance company never change. But, as during most of 1998, there were times that this core belief of ours was tested against the realities of a harsh environment. I am proud to report that Penn-America passed the tests of 1998 and emerged stronger, wiser and even more focused on the five principles on which we have built an insurance company worthy of your investment:

* Solid relationships;
* Sound underwriting;
* Adequate reserves;
* Strong reinsurance partnerships; and
* Prudent investing.

     As you will see throughout this report, we believe that these fundamentals are as enduring as the images we've chosen to represent them. And, as our agents explain in their own words in the next few pages, these principles are the very heart of Penn-America.

     Two things are true about those of us who make investments in the insurance industry. First: we know that a well-managed insurance company is an excellent business enterprise, an efficient machine for accumulating assets. Second: we know that this statement is true only from the perspective of years rather than moments in time. Managing or investing in a small, specialized insurance company requires a steady hand - and steady nerves - especially when the confluence of events produces a year such as 1998!

     I have spent my entire life in this industry. Without hesitation I can say that I have never seen a year such as the one we have just passed. You see, we effectively sell two products: insurance and our stock. The markets for both of our products were far from sanguine in 1998.

     As an insurance company, our marketplace was disrupted by a few large, brand name companies that decided to mortgage their own futures, selling products well below their costs, almost literally stealing market share, growing for the sake of it.

     Some insurers responded in kind, borrowing against future earnings. We did not and will not do the same. We put the brakes on our top line growth to preserve bottom line profitability. No company can afford to sell its products below cost for long. We are first, last and always an insurance company. If we weren't making a profit at what we do - underwriting insurance - we wouldn't be acting as stewards of our stockholders' capital and, plainly, we would have no business being in the insurance business.

     As a small cap public company, we also shared the fate of many public companies like ours: the small cap sector fell out of favor and performed, for the first time in memory, less well than large cap stocks. Investor confidence in the stock market was shaken, too, as the markets whipsawed in the second half of the year beginning, ironically, on the very day my dad, my brother and I rang the opening bell at the New York Stock Exchange.

At its heart, a successful business is nothing more than successful relationships, at every level, in all directions. The things that make any relationship work make business relationships work too: intimacy, trust, respect, communication. These are the values that guide our relationships with our employees, agents, insureds, stockholders, vendors, regulators, our community and anyone else we touch.

     I don't mind saying that I struggled with my own urge to take actions to grow this business at the same industry-leading pace we have maintained since the day we first offered shares in Penn-America to the public. Like you, I would rather be congratulated on phenomenal growth than questioned about merely much-better-than-average performance. But I was supported at every turn by a strong, deep team of senior executives and specialized managers who genuinely believe that we are doing the right things here at Penn-America. At every turn, we stood on our principles despite compelling internal and external pressures to do otherwise. These principles always will stand-up to anything that either the insurance or financial markets can deliver.

     You will not be surprised to learn that I am disappointed that our growth during 1998 did not mirror the double-digit rates we've produced consistently since we became a public company. But, as you must agree by virtue of the fact that you are reading these pages, making a profit is a far sight better than the alternative. I believe that keeping this sharp focus on the fundamentals is what youpay us to do as the appointed stewards of your capital. That is precisely why, in early 1999, we made the decision to focus our non-standard personal automobile business exclusively in California.

     We have built a reputation as quick, nimble and responsive, guerilla night fighters if you will. In 1998, we faced the reality of the marketplace, where the enemy was short-term thinking, fueled by greed. Quickly, nimbly we responded to the new threat, realizing that it would be foolhardy to engage in those same tactics. To operate otherwise would have been completely out of character for this company and wrong for its future.

     I hope you won't interpret these thoughts as an excuse because, bluntly, nothing about Penn-America's performance last year begs for pardon! After all, in 1998, we added $8.9 million to the bottom line of your company! And, as I've said many times, it happened in typical non-dramatic fashion. We're constantly tweaking, improving, experimenting, expanding, listening and moving forward in small, incremental steps. For example:

* We began trading on the New York Stock Exchange, in August, under the symbol PNG. Our move from the NASDAQ exchange was designed to broaden the market for our securities, to reduce the costs of trading shares in Penn-America and to reduce volatility in trading. We also believe that Penn-America benefits from the prestige of being associated with a position on "The Big Board;"

* We distributed $1,951,000 in quarterly dividends of $.05 per share, a 25 percent increase in the dividend paid during the previous year. To date, we have distributed $4,389,000 in dividends to our stockholders, made possible because of profitable growth through dedication to our core principles;

* We expressed our continuing belief in the fundamental strengths of Penn-America - at a time during which the marketplace did not reflect the value of the company - by aggressively repurchasing our stock. By year-end, we had repurchased 542,325 shares of the one million we have been authorized to acquire;

* We established a new banking relationship with First Union National Bank through an initial $25 million revolving credit facility which may be used in 1999, in part, to fund the continuing stock repurchase program;

*    We  again  earned  an  "A   (Excellent)"   rating  by  A.M.  Best  Company.
     Significantly, this rating also includes, through a pooling arrangement, our newest subsidiary, Penn-Star Insurance Company;

* We upgraded key aspects of our technology. These included the addition of new Internet functions to provide our agents with secure, customized information about their relationship with us; and substantially upgrading the speed of our mainframe computer system. We also completely redesigned our presence on the World Wide Web at www.penn-america.com. (Last year, we reported that we were working toward remediating the Y2K problem. A detailed report begins on page 15;)

* We increased the commission we pay to our commercial agents by two points (a ten percent increase) from 20 percent to 22 percent. While this increased our expenses, it was a vital change that also improved our competitive position;

* We surveyed our agents again during 1998 and the results were gratifying: we are the number one or two carrier in 80 percent of our agents' offices for our type of business. And, even considering the appointment of six new agents and the addition of three offices to existing agents' networks - a total of 203 new people with underwriting authority ratings of our market share, position as a key supplier and levels of service actually improved slightly over last year's rating, to 6.5 on a scale of 7.0;

* We continued to invest in our agency relationships through our annual agency "road show." In late summer, our underwriters and key executives visited personally with 160 commercial lines agency personnel at conferences we held in Nevada, Georgia, Texas, Illinois, Connecticut and here in Hatboro, Pennsylvania.

"Penn-America is the best at what it does. There are a lot of reasons for that. But one that particularly impresses me is the fact that their reinsurers also understand my marketplace. No other company is so dedicated to understanding who I am and what I need."

     Curtis Anderson, CIC, Chairman
     SKANCO International, Ltd.
     Scottsdale AZ

* In October, we convened our annual Agents' Advisory Council as part of our ongoing effort to better understand and serve these crucial partners;

* We continued to add, expand, refine and improve our product offerings, always because one or more of our agents has an opportunity that we can capture together with creative thinking, flexibility and fast action:

     * The commercial auto and garage liability programs we introduced at the end of 1997 began to contribute in a significant way to revenues. To support this growing program, we ran a special series of educational and promotional seminars in the Spring. The product now is offered on an admitted basis in 30 states and in four states on a non-admitted basis;

     * The commercial umbrella program, introduced at the end of 1997, also is performing well. It now is offered either on an admitted or a non-admitted basis in all but one state;

     * Three new programs were started in 1998, including a motor truck cargo program introduced early in the year and available now in about one-third of the nation; a program that provides protection for small courier and messenger firms; and a dwelling program in Alaska;

     * At the beginning of 1999, we re-focused our non-standard personal automobile insurance program. Now, we offer this product only in California and are running-off this business in six other states. Although we took many steps during 1998 to improve the profitability of this line, the marketplace changed fundamentally - from a very Penn-America niche market to a commodity business. In California, where our long-term agent has converted successfully to the direct selling model required to succeed in commodity markets, we have been very successful. Through this relationship, we will retain about 60% of our total portfolio of non-standard personal automobile business.

     We are an insurance company. The fundamental things still apply. Solid relationships. Sound underwriting. Adequate reserves. Strong reinsurance partnerships. Prudent investing. During 1998 we clung to these fundamentals. Perhaps of greatest importance is the fact that we honored the relationships we have with our agents by maintaining our pricing - and the long-term integrity of our agents' livelihoods - at a time when many insurers did not. We never lost sight of the fact that the success of our business is utterly dependent upon the success of theirs. This fact will be the foundation of our success in 1999.

     I have enormous optimism for the future. Most important, because of the decisive actions we took during the past year, Penn-America is ready for that future, standing on a foundation that has proven to be rock solid. During a difficult year, we outperformed the great majority of our competitors and the insurance industry at large. I have no doubt that we are fully prepared to take advantage of market conditions that will, no doubt, return to normal.

     For us, nothing is more fundamental than making an underwriting profit and assuring a solid future for Penn-America. With your continued investment and support, we're confident that our stubborn adherence to these fundamental principles will produce just those results.

Sincerely,



/s/ Jon S. Saltzman
Jon S. Saltzman
President and Chief Executive Officer

"Penn-America is focused on making money at what I do every day: underwriting insurance. It gives me comfort knowing that they are committed to providing the support and product I need to underwrite profitable accounts. They're not looking to some unrealistic investment goals that require underwriting risks they shouldn't take. After all, I am not just an agent, I'm a stockholder, too!"
     Stanley Freerks, CPCU, CPD
     President
     S.A. Freerks & Associates, Inc.
     St. Louis MO

Financial Review

Selected Five Year Financial Data
(in thousands except per share data)                                      At or for the years ended December 31,
                                                       1998             1997             1996             1995            1994
                                                   ------------------------------------------------------------------------------
Income statement data
Revenues
   Premiums earned                                   $89,493          $91,649          $69,081          $57,228         $39,985
   Net investment income                              10,763            9,218            6,705            5,067           3,635
   Net realized investment gains (losses)                 18            1,314              906            1,279            (713)
   Other income                                           --              672               --               --              --
                                                   ------------------------------------------------------------------------------
        Total revenues                               100,274          102,853           76,692           63,574           42,907
                                                   ------------------------------------------------------------------------------

Losses and expenses
   Losses and loss adjustment expenses                55,733           57,728           43,292           35,835           24,855
   Amortization of deferred policy
     acquisition costs                                25,452           24,984           17,785           14,237            9,381
   Other underwriting expenses                         6,389            5,840            4,349            4,356            3,600
   Interest expense                                      177              520              884              239               81
                                                   ------------------------------------------------------------------------------
        Total losses & expenses                       87,751           89,072           66,310           54,667           37,917
                                                   ------------------------------------------------------------------------------
Earnings before income taxes                          12,523           13,781           10,382            8,907            4,990
Income taxes                                           3,642            4,136            3,389            2,881            1,579
                                                   ------------------------------------------------------------------------------
Net earnings                                          $8,881           $9,645           $6,993           $6,026           $3,411
                                                   ------------------------------------------------------------------------------

Per share data (1)
Basic
   Net operating earnings(2)                           $0.91            $1.08            $0.96            $0.78            $0.59
   Net earnings                                        $0.91            $1.19            $1.05            $0.91            $0.51
   Weighted average shares outstanding                 9,766            8,126            6,663            6,645            6,645
Diluted
   Net operating earnings(2)                           $0.90            $1.07            $0.95            $0.78            $0.59
   Net earnings                                        $0.90            $1.17            $1.04            $0.91            $0.51
   Weighted average shares outstanding                 9,873            8,228            6,743            6,655            6,645
Cash dividends per share                               $0.20            $0.16            $0.11            $0.06              --

Other data
   Gross written premiums                            $95,097         $104,694          $80,496          $66,953          $53,926
   Net written premiums                               87,829           96,561           73,469           61,286           48,343
   Net operating earnings(2)                           8,869            8,781            6,395            5,182            3,882
   Return on average stockholders' equity                9.0%            13.8%            17.8%            18.7%            12.2%

GAAP data
   Loss ratio                                           62.3%            63.0%            62.7%            62.6%            62.2%
   Expense ratio                                        35.6             33.6             32.0             32.5             32.4
                                                   ------------------------------------------------------------------------------
   Combined ratio                                       97.9%            96.6%            94.7%            95.1%            94.6%

Statutory data
   Policyholders' surplus                            $85,358          $83,459          $41,665          $39,118          $25,677
   Loss ratio                                           62.3%            63.0%            62.7%            62.6%            62.2%
   Expense ratio                                        35.0             32.3             31.6             30.4             32.3
                                                   ------------------------------------------------------------------------------
   Combined ratio                                       97.3%            95.3%            94.3%            93.0%            94.5%
                                                   ------------------------------------------------------------------------------
   Property-casualty industry combined ratio(2)        104.3%           101.1%           105.9%           106.4%           108.3%

Balance sheet data (at end of period)
   Cash and investments                             $182,866         $177,819         $115,550         $100,428          $72,896
   Total assets                                      230,504          225,157          158,605          137,763          100,112
   Notes payable                                          --               --            9,000           10,150            1,350
   Total stockholders' equity                        100,630           97,307           42,337           36,250           28,366
   Total stockholders' equity per share(2)            $10.71            $9.85            $6.34            $5.46            $4.27

(1) Adjusted to reflect a three-for-two split of the Company's common stock effected on March 7, 1997. (2) Excludes realized investment gains (losses), assuming 34.2% for 1997 and 34% marginal tax rate for all other years. (3)
Source: For 1998 nine months results, BestWeek P/C, December 14, 1998 edition; 1994 through 1997, Best Aggregates & Averages-Property Casualty.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes included therein.

General

Penn-America Group, Inc. (PAGI) is a specialty property and casualty insurance holding company which, through its subsidiaries, Penn-America Insurance Company and its subsidiary Penn-Star Insurance Company, markets and underwrites commercial property, general liability and multi-peril insurance for small businesses located primarily in small towns and suburban and rural areas, and non-standard personal automobile insurance principally in the state of California. The Company provides commercial property and casualty insurance both on an excess and surplus lines basis and on an admitted basis, and non-standard personal automobile insurance on an admitted basis. The Company markets its products through 57 high-quality general agents, who in turn produce business through more than 25,000 retail insurance brokers located throughout the United States. The Company focuses on serving the insurance needs of small or non-standard markets which generally are characterized by small average policy premiums and are serviced by retail insurance brokers with limited access to larger, standard lines insurers. The Company believes that these markets generally are underserved by larger, standard lines insurers which often limit their underwriting to policies greater than a certain minimum premium size or to certain risk classes and which operate in large-scale markets in which they can achieve economies of scale. The Company believes that its distribution network enables it to access effectively these numerous small markets at a relatively low fixed-cost through the marketing, underwriting and administrative support of its general agents, as well as the localized market knowledge and expertise of its general agents and their retail insurance brokers.

The success of the Company's strategy is demonstrated by its strong and consistent growth and profitability. From 1993 to 1998, gross written premiums grew at a 21.8% compound annual rate from $35.5 million to $95.1 million and net operating earnings (excluding realized investment gains) grew at a 34.6% compound annual rate, from $2.0 million to $8.9 million. The Company has operated at a SAP combined ratio of less than 100.0% in every year since 1993. The Company's average SAP combined ratio from 1993 to 1998 was 95.4% and the Company's average return on average stockholders' equity during the same period was 13.8%.

The Company's distribution strategy is to maintain strong relationships with fewer and higher-quality general agents than its competitors. The Company carefully selects a limited number of agents in each state based on their experience and reputation and strives to preserve each agent's franchise value within its marketing territory. The Company seeks to grow with these general agents and develop strong, long-standing relationships by providing a high level of service and support. From 1993 to 1998, the Company achieved 168.8% cumulative growth in gross written premiums with a 50% increase in the number of general agents, from 38 to 57. The Company maintains low fixed-costs by underwriting the substantial majority of its policies on a binding authority basis.


  (Dollars in millions)         1993       1998    Increase

Gross Written Premiums         $35.5      $95.1     168.8%

Number of General Agents          38         57       50%

Gross Written Premiums          $0.9      $1.67      85.5%
  per General Agent


The Company closely monitors the quality of business it underwrites. The Company provides its general agents with a comprehensive, regularly updated underwriting manual which clearly outlines the Company's pricing and underwriting guidelines. The Company does not write high-risk policies (e.g. medical malpractice, environmental and aviation liability). The Company generally reviews new and renewal commercial policies on a continuous basis and non-standard personal automobile policies on a quarterly basis to ensure that its underwriting guidelines are being followed. In addition to standard commissions, the Company provides strong incentives to its general agents to produce profitable business through a con-tingent commission structure which is tied substantially to underwriting profitability and through the issuance of shares of common stock in lieu of cash for a portion of the contingent commissions. Since 1996, the Company has awarded agents 64,586 shares of the Company's stock through its contingent commission structure. Historically, the Company has underwritten the majority of its commercial lines business on an excess and surplus basis. In recent years, the Company has underwritten a greater proportion of its commercial lines business on an admitted basis, as it has identified profitable admitted markets which remain underserved by larger standard insurers. The Company expects to continue to expand its commercial lines business by offering additional products and packages which enhance its current property and liability coverages, by identifying profitable programs and books of business and by selectively adding high-quality general agents. Examples of such additional products and programs include a commercial automobile product and specialty programs, commercial umbrella and some miscellaneous professional liability coverages. Currently, the Company underwrites all of its non-standard personal automobile business on an admitted basis. The Company announced in January 1999 that it would be running-off the non-standard personal automobile business in six states and would continue to write this line only in the state of California. California's non-standard automobile business represented approximately 60% of the total non-standard personal automobile premium written by the Company in 1998.

The Company's commercial insureds consist primarily of small, "Main Street" businesses, including restaurants, taverns, retailers and artisan contractors, located principally in small towns and suburban and rural areas. In addition, the Company has developed customized products and coverages for other small commercial insureds such as day care facilities, fitness centers and special events. The Company believes it has benefitted from a general migration of small businesses out of urban centers and into suburban and rural areas. Industry consolidation, corporate downsizing and the increased use of communications technology and personal computers, among other factors, have contributed to the high growth in the number of small businesses in these areas.

The Company's non-standard personal automobile insurance products are designed for insureds who do not qualify for preferred or standard automobile insurance because of their payment histories, driving records, ages, vehicle types or other underwriting criteria or market conditions. Non-standard personal automobile business represented approximately 25% of the Company's gross written premiums in 1998 as compared to approximately 35% of gross written premiums in 1997.

The Company's financial position and results of operations are subject to fluctuations due to a variety of factors. Abnormally high severity or frequency of claims in any period could have a material adverse effect on the Company's business, results of operations or financial condition. Also, re-evaluations of the Company's loss reserves could result in an increase or decrease in reserves and a corresponding adjustment to earnings. Additionally, the insurance industry is highly competitive. The Company competes with domestic and international insurers, some of which have greater financial, marketing, management resources and experience than the Company, and it may compete with new market entrants in the future. Competition is based on many factors, including the perceived market strength of the insurer, pricing and other terms and conditions, services provided, the speed of claims payment, the reputation and experience of the insurer and ratings assigned by independent rating organizations such as A.M. Best Company. Penn-America and its subsidiary, Penn-Star currently have a pooled rating from A.M. Best of "A (Excellent)." This rating is based upon factors of concern to policyholders, including financial condition and solvency and is not directed to the protection of investors.

[GRAPHIC OMITTED - PIE CHART ENTITLED "GEOGRAPHICALLY DIVERSIFIED"]

The following is a brief description of the Company's business segments and lines of insurance

The Company manages the business in two segments: commercial lines and personal lines. Commercial lines consists of general liability, property, multi-peril, business automobile and commercial umbrella. Personal lines consists solely of non-standard personal automobile.

Commercial General Liability

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

Commercial Property

The Company's commercial property lines provide limits usually no higher than $4 million, with almost all of the policies being written at limits less than $1 million. Properties insured include restaurants, bars, and taverns, retail operations, vacant buildings and other similar classes.

Commercial Multi-Peril

The Company also writes the same commercial property and general liability risks together as a "package" for its insureds, generally referred to as "commercial multi-peril." The limits on these policies are the same as if written on a monoline basis. Consistent with the current industry trend, the Company has been writing more commercial multi-peril policies during the last several years than individual property and liability policies. The Company expects this trend to continue in light of the fact that a substantial number of the Company's commercial insureds customarily require both liability and property insurance coverage, together with the fact that Insurance Services Office (ISO) forms make it easier and more efficient to write such multi-peril policies.

[GRAPHIC OMITTED - PIE CHART ENTITLED "PRODUCT MIX"]

Business Automobile and Commercial Umbrella

The Company recently added both business automobile and commercial umbrella coverages to enhance its commercial multi-peril ("package") writings. The types of risks and insureds targeted are similar to those already written, such as, restaurants, bars and taverns, retail operations, artisan contractors and similar classes. The business automobile insurance (cars and light trucks) can be written with liability limits up to $1 million. Commercial umbrella insurance can be written for limits up to $5 million with significant reinsurance support from General Reinsurance Corporation. For commercial umbrella coverage Penn-America usually writes the primary $1 million liability limit. The Company expects that the addition of these coverages will expand package writings further and help to increase renewal retention of existing policies. In all of its commercial product lines, the Company continuously is developing specialized programs for certain industry segments to meet the needs of these marketplaces. For example, the Company has developed programs for independent fitness centers, day care operations, low-hazard miscellaneous professional liability coverages and special events. As a group, these programs are a significant benefit to the Company's marketing efforts, although they do not generate a material amount of the Company's gross written premiums. During 1998, the Company began cargo and courier programs for specific agents. These programs each contributed approximately $300,000 in written premiums.

Non-Standard Personal Automobile

The Company currently writes non-standard personal automobile policies in the state of California. In January 1999, the Company announced that it was pulling-out of this line in the states of Alabama, Montana, Nevada, North Dakota, South Dakota and Washington. Business in all states except California will be run-off throughout most of 1999. This business being run-off represented $9.3 million of gross premiums written in 1998. Risks written in California typically do not qualify for preferred or standard insurance because of a driver's age, driving record, vehicle type or other factors. The non-standard personal automobile business is written at very low coverage limits. The policies in force at December 31, 1998 provide physical damage coverage of $35,000 or less and the Company writes minimum state statutory liability limits. The coverage is written predominantly on a monthly basis though terms of up to six months are available.

Results of Operations

Year ended December 31, 1998 compared to year ended December 31, 1997

Gross written premiums decreased 9.2% to $95.1 million for the year ended December 31, 1998 from $104.7 million for the year ended December 31, 1997. The decrease resulted from a 34.0% decline in the non-standard personal automobile line's gross written premiums to $23.7 million. Commercial lines gross written premiums grew 3.8% to $71.4 million. The overall decrease in gross written premiums was attributable primarily to actions taken by the Company throughout 1998 to limit losses in certain states' automobile programs by cutting-back on production. Further, in January 1999, the Company announced that it would focus its non-standard automobile premium writings solely in the state of California and would run-off the non-standard personal automobile business in six other states.

Net written premiums decreased 9.0% to $87.8 million for the year ended December 31, 1998 from $96.6 for the year ended December 31, 1997. During the same periods, net premiums earned decreased 2.4% to $89.5 from $91.6 million. Net premiums earned decreased due to the decrease in gross written premiums.

Net investment income increased 16.8% to $10.8 million for the year ended December 31, 1998 from $9.2 million for the year ended December 31, 1997. The increase resulted principally from growth in invested assets funded primarily by net proceeds from the secondary offering in July 1997, cash flows from operations, partially offset by an increase in tax-exempt securities in the portfolio which grew to $35.3 million from $550,000 at year end December 31, 1997. The average tax equivalent investment yield on the fixed income portfolio as of December 31, 1998 was 6.30% compared to 6.70% for December 31, 1997.

Net realized investment gains after taxes for the year ended December 31, 1998 were $12,000 as compared to $864,000 for the year ended December 31, 1997.

Losses and loss adjustment expenses decreased 3.5% to $55.7 million in 1998 as compared to $57.7 million in 1997 due primarily to the decrease in net premiums earned.

Amortization of deferred acquisition costs increased 1.9% to $25.5 million for the year ended December 31, 1998 from $25.0 million for the year ended December 31, 1997. The increase was attributable primarily to an increase in commercial lines commission rates from 20% to 22%, a 10% increase during 1998 and partially offset by the decline in earned premiums.

[GRAPHIC OMITTED - BAR CHART ENTITLED "GROSS WRITTEN PREMIUMS"]

[GRAPHIC OMITTED - BAR CHART ENTITLED "NET EARNINGS"]

Other underwriting expenses increased 9.4% to $6.4 million for the year ended December 31, 1998 from $5.8 million for the year ended December 31, 1997. The increase in 1998 expenses was due primarily to expenses related to new programs and other non-recurring expenses of the holding company.

The loss ratio decreased to 62.3% for the year ended December 31, 1998 from 63.0% for the year ended December 31, 1997. The statutory expense ratio increased to 35.0% from 32.3% for the year ended December 31, 1997. The increase in the statutory expense ratio is attributable mainly to the decrease in the net premiums written primarily in the non-standard personal automobile lines as well as the increase in the commercial lines commission rate. The statutory combined ratio increased to 97.3% for the year ended December 31, 1998 compared to 95.3% for the year ended December 31, 1997.

As a result of the factors described above, the Company's net operating earnings before realized investment gains for the year ended December 31, 1998 increased 1.0% to $8.9 million or $0.91 per share (basic) and $0.90 per share (diluted) from $8.8 million or $1.08 per share (basic) and $1.07 per share (diluted) for the year ended December 31, 1997.

Net earnings for the year ended December 31, 1998 were $8.9 million or $0.91 per share (basic) and $0.90 per share (diluted) as compared with $9.6 million or $1.19 per share (basic) and $1.17 per share (diluted) in 1997.

Year ended December 31, 1997 compared to year ended December 31, 1996

Gross written premiums increased 30.1% to $104.7 million for the year ended December 31, 1997, from $80.5 million for the year ended December 31, 1996. The increase resulted from 64.8% growth in the non-standard personal automobile line's gross written premiums to $35.9 million and 17.2% growth in the commercial lines gross written premiums to
                                                                              12

$68.8 million. These increases in gross written premiums were attributable primarily to increased volume; rate changes were not significant.

Net written premiums increased 31.4% to $96.6 million for the year ended December 31, 1997, from $73.5 million, for the year ended December 31, 1996. During the same periods, net premiums earned increased 32.7% to $91.6 million from $69.1 million. Net premiums earned increased due to the increase in gross written premiums, partially offset by an increase in premiums ceded to reinsurers.

Net investment income increased 37.5% to $9.2 million for the year ended December 31, 1997, from $6.7 million, for the year ended December 31, 1996. The increase resulted principally from the growth in invested assets funded primarily by net proceeds from the secondary offering and from cash flows from operations. The average investment yield of the fixed- maturity portfolio for the year ended December 31, 1997 was 6.70%, compared to 6.84% for the year ended December 31, 1996.

Net realized investment gains after taxes for the year ended December 31, 1997 were $864,000 or $0.11 per share (basic) and $0.10 per share (diluted), as compared to $598,000 or $0.09 per share (basic and diluted) for the year ended December 31, 1996.

[GRAPHIC OMITTED - BAR CHART ENTITLED "STOCKHOLDERS' EQUITY"]

Losses and loss adjustment expenses increased 33.3% to $57.7 million for the year ended December 31, 1997, from $43.3 million in 1996, due primarily to an increase in net premiums earned.

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

As a result of the factors described above, the Company's net earnings for the year ended December 31, 1997 increased 37.9% to $9.6 million or $1.19 per share (basic) and $1.17 per share (diluted), from $7.0 million or $1.05 per share (basic) and $1.04 (diluted) for the year ended December 31, 1996.

Liquidity and Capital Resources

PAGI is a holding company, the principal asset of which is the common stock of Penn-America Insurance Company. PAGI's cash flows depend primarily on dividends and other payments from Penn-America and its subsidiary Penn-Star. PAGI uses these funds to pay (i) operating expenses, (ii) taxes and other payments and
(iii) dividends to PAGI stockholders. Penn-America's source of funds consists primarily of premiums, investment income and proceeds from sales and redemptions of investments. Funds are used by Penn-America and Penn-Star principally to pay claims and operating expenses, to purchase investments and to make dividend and other payments to PAGI.

The principal source of cash to use for the payment of dividends to PAGI's stockholders is dividends from Penn-America and its subsidiary Penn-Star.
Penn-America is required by law to maintain a certain minimum surplus on a statutory basis and is subject to risk-based capital requirements and regulations under which payment of dividends from statutory surplus may require prior approval of the Pennsylvania regulatory authorities. The maximum dividend that may be paid in 1999 by Penn-America to PAGI without prior approval of regulatory authorities is $9,455,000. Penn-America's statutory surplus increased 2.3% to $85.4 million as of December 31, 1998, from $83.5 million as of December 31, 1997, primarily due to the consolidated statutory net income of $9.8 million from Penn-America offset by dividends of $8.0 million to

PAGI which were used primarily to purchase stock under the corporate stock buy-back program of $5.6 million and to pay dividends to PAGI stockholders of $1.9 million.

Net cash provided by operating activities decreased 57.4% to $10.6 million for the year ended December 31, 1998 from $25.0 million for the year ended December 31, 1997. The decrease in net cash provided by operations resulted principally from the decrease in net premiums written during the year. Net cash provided by investing activities was $18.2 million for the year ended December 31, 1998, compared to $60.9 million used by investing activities for the year ended December 31, 1997. This increase in cash provided by investing activities in 1998 was due to the Company's decision to remain liquid through year-end as the Company evaluated interest rates and the financial markets. During 1997, cash flow was used by investing activities due to the investment of funds from the proceeds of the Company's secondary stock offering.

[GRAPHIC OMITTED - PIE CHART ENTITLED "INVESTMENT PORTFOLIO MIX"]

Net cash used by financing activities was $6.9 million for the year ended December 31, 1998 as compared to $35.1 million provided by financing activities for the same period in 1997. The cash used by financing activities in 1998 was $5.6 million used by the Company to repurchase 542,325 shares of Company stock through the stock buy-back program and $1.9 million used for PAGI stockholder dividends. The cash provided by financing activities in 1997 resulted primarily from $45.6 million in proceeds from the secondary stock offering and the exercise of stock options, partially offset by the principal repayment of the $9 million on the term loan and $1.3 million of the cash dividends paid to stockholders.

[GRAPHIC OMITTED - PIE CHART ENTITLED "HIGH-QUALITY FIXED-INCOME
SECURITIES PORTFOLIO"]

The Company believes that it has sufficient liquidity to meet its anticipated insurance obligations and operating and capital expenditure needs. The Company's investment strategy emphasizes quality, liquidity and diversification, as well as total return. With respect to liquidity, the Company considers liability durations, specifically related to loss reserves, when determining desired investment maturities. In addition, maturities have been staggered to produce cash flows for loss payments and reinvestment opportunities. The average duration of the fixed-maturity portfolio as of December 31, 1998 was approximately 3.0 years.

The Company's fixed-maturity portfolio represented $132.6 million or 83.5% of the total investment portfolio as of December 31, 1998. Approximately 98.0% of these securities were rated "A" or better by Standard & Poor's or Moody's. Equity securities, the majority of which consist of preferred stocks, represent $25.2 million or 15.9% of total investments as of December 31, 1998.

As of December 31, 1998, the investment portfolio contained $31.0 million of mortgage- and asset-backed obligations. All of these securities were "AAA" rated securities issued by government or government-related agencies, were publicly traded and had market values obtained from an independent pricing service. Changes in estimated cash flows due to changes in prepayment assumptions from the original purchase assumptions are revised based on current interest rates and the economic environment. The Company had no other derivative financial instruments, real estate or mortgages in the investment portfolio as of December 31, 1998.

In September 1998, the Company completed a revolving credit facility for $25 million with First Union National Bank. This facility provides for an interest rate tied to LIBOR plus a variable factor to be charged on borrowed funds based on the Company's debt-to-equity ratio at the time of borrowing. This variable interest factor ranges from 75 to 150 basis points. The facility is available until the year 2004 with a structured step-down in the available credit line over that period.

Market Risk

The Company is subject to market risk principally arising from the potential change in the value of its investment portfolio.

The major components of market risk affecting the Company are interest rate and equity risk. The Company has a fixed-maturities investment portfolio with a fair value of $132.9 million at December 31, 1998 that is subject to changes in value principally due to changes in market interest rates. A component of the fixed-maturities portfolio includes mortgage-backed and asset-backed securities ($31.1 million in fair value at December 31, 1998) which are exposed to accelerated prepayment risk generally caused by decreases in interest rates. Acceleration of repayments could adversely effect future investment income, if reinvestment of the cash received from repayments is in lower-yielding securities.

The Company's preferred equity portfolio of $17.1 million at December 31, 1998 is subject primarily to interest rate risk, similar to the fixed-maturities portfolio described above.

In addition to interest rate risk, the Company's common equity portfolio of $8.1 million at December 31, 1998 is subject to changes in value based on changes in equity prices in United States markets.

The Company manages its exposure to market risk through a disciplined asset/liability matching and capital management process. In the management of market risk, the characteristics of duration, credit and variability of cash flows are critical elements. These risks constantly are assessed and balanced within the context of the liability and capital position of the Company.

The following is a tabular presentation of the Company's investment portfolio (dollars are presented in millions) at December 31, 1998.

                                           Expected Maturity Date
                                 ---------------------------------------------
                                                                                             Fair
                                                                        There-              Value
                                  1999    2000    2001   2002    2003    after     Total    Total
--------------------------------------------------------------------------------------------------
Fixed-Maturities Portfolio
        Principal amount        $ 33.4  $ 18.9  $ 16.3  $ 4.5   $ 3.3   $ 50.0    $126.4
        Average interest rate     6.67%   6.23%   6.46%  6.59%   5.30%    5.21%     5.94%
        Fair value                                                                         $132.9
        Yield on fair value                                                                  5.10%
          Preferred Stock
        Principal amount                                                 $16.6    $ 16.6
        Average interest rate                                             6.52%     6.52%
        Fair value                                                                         $ 17.1
        Yield on fair value                                                                  6.40%
Common Stock
        Fair value                                                                          $ 8.1

The average interest rate presented above is the yield on amortized cost of fixed maturities and the cost of preferred stocks. The principal amounts are the par values or the cash flow at maturity. The expected maturity date anticipates calls and prepayments.

Impact of Inflation

Inflation can have a significant impact on property and casualty insurers because premium rates are established before the amounts of loss and loss adjustment expenses are known. The Company attempts to anticipate increases from inflation in establishing rates, subject to limitations imposed for competitive pricing. The Company does not believe that inflation has had a material impact on the Company's business, results of operations or financial condition to date. The Company also considers inflation when estimating liabilities for losses and loss adjustment expenses, particularly for claims having a long period between occurrence and settlement. The liabilities for losses and loss adjustment expenses are management's estimates of the ultimate net cost of underlying claims and expenses and are not discounted for the time value of money. In times of high inflation, the normally higher yields on investments may be offset partially by higher claims and expenses.

New Accounting Standard

In June 1998, Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivatives Instruments and Hedging Activities," was issued and established standards for accounting and reporting of derivative instruments and hedging activities. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company is in the process of determining the effect, if any, on its financial statements.

Other

The National Association of Insurance Commissioners adopted risk-based capital standards with which property and casualty insurers must comply. In concept, risk-based capital is designed to measure the acceptable amount of capital an insurer should have based on the inherent specific risks of each insurer. Insurers failing to meet this benchmark capital level may be subject to scrutiny by the insurer's domiciled insurance department. Based on the currently adopted standards, Penn-America's and Penn-Star's capital and surplus is in excess of the prescribed risk-based capital requirements for 1998.

The Year 2000

Introduction

The "Year 2000," or Y2K, refers to the problems that automated systems could encounter as the year 2000 approaches due to computers' or other electronic devices' inability to register the year 2000 correctly, rather than as the year 1900. In this regard, the Company relies on its existing information technology systems ("IT systems") to operate and to monitor all major aspects of the Company's business, including underwriting, claims and various financial systems. The Company also relies, to a lesser extent, on the IT systems of its general agents and, indirectly, on those of the producing retail insurance brokers. Finally, the Company relies on certain critical non-information technology systems ("non-IT systems") such as electricity, telephones, facsimile machines, heating and air-conditioning and fire protection systems. Any disruption in the operation of the IT and non-IT systems of either the Company or any of its critical customers, vendors or suppliers could have a material adverse effect on the Company's business, results of operations or financial condition.

State of Readiness

IT systems: In an effort to remediate the problems associated with the Year 2000, the Company, in 1996, evaluated all of its computer codes to determine which software programs would be affected by date-sensitive fields. After this identification process was completed, the Company hired an outside vendor to implement the recoding that was required. In July 1997 the Company successfully ran its first trial of all the revised programs. Based upon testing to date, the Company believes that its programs are Year 2000 compliant. The Company, however, continues to run tests on a semi-annual basis to make sure the programs will function properly. The next test is scheduled in March 1999.

The Company's IT systems also have been tested against hypothetical information supplied by its general agents. The IT systems currently are able to read properly the information provided. Assuming the general agents don't alter their records, the Company reasonably believes that its IT systems will function properly. To the extent the general agents' records change, the Company requires that the agents provide notice.

The Company's management information systems rely primarily on an integrated property-casualty software package that is processed on an IBM AS/400 computer system. The system is leased from IBM and kept current or near current in both hardware and operating systems. The IBM AS/400 model was upgraded in the fourth quarter of 1998 to Version 4, which is reported by IBM to be fully compliant with Year 2000.

The Company uses a Novell Local Area Network (LAN) to connect all employees to the computer system. The LAN is reported to be Year 2000 compliant. The LAN is used primarily for "service" applications including word-processing, spreadsheets and e-mail. The majority of the LAN-based applications are Microsoft products and are current or near current in their software releases.

The LAN also consists of personal computers ("PCs") that are attached to a series of servers. All PCs have been tested and correctly recognize the Year 2000. The IT Department of the Company supports an Internet web site and various standalone third-party PC software applications. These packages were assessed for any Year 2000 problems. The Company is in the process of testing these packages to ensure their compliance. Testing should be complete by June 1999.
The IT Department also supports FormMaker, a document management software package developed by DocuCorp which is used by the majority of general agents to produce Penn-America policies. FormMaker has been tested and, in its current release, is reported by DocuCorp to be Year 2000 compliant.

Non-IT systems: The Company has identified, and relies on, the following non-IT systems in its daily operations: telephones, voicemail, facsimile machines, heating and air conditioning and fire protection systems. The telephone system was tested as compliant. The voicemail system was identified as non-compliant and was replaced with a compliant system in September 1998. The heating and air conditioning systems have been tested and are compliant. The Company has been informed that all of the remaining systems will not be effected by the year 2000 and the Company has received written confirmations to this effect.

Key Customers, Suppliers and Vendors

As part of its  remediation  plan,  the  Company  is  analyzing  the  Year  2000 readiness of the Company's critical outside customers (including general agents), vendors and suppliers. Each department of the Company was asked to identify key customers, suppliers and vendors with whom the Company has an interdependent, material business relationship. In September of 1998, the Company sent approximately 188 surveys to those identified customers/suppliers/vendors to ask them: to provide the current status of their Y2K plan; whether they will be compliant; and what contingency plans they have in place in the event they will not be compliant. Of the 188 surveys sent-out, 100 were returned with responses indicating that the recipients were or would be compliant; 88 did not respond. In December of 1998, the Company sent-out a second request for information to those who had not yet responded and for newly identified customers, suppliers and vendors. As of January 21, 1999, the responses were as follows: 49 indicated that they were compliant; 105 indicated that they would be compliant before January 1, 2000; and 38 have yet to respond. The Company is going to send-out one more request. Thereafter, for those that have not yet responded, the Company will deem them non-compliant and find an alternative source for that information or service. For those that have responded that they will be compliant, the Company plans to issue a follow-up letter on or about the dates on which they indicated they will be compliant in order to confirm that status.

Despite all the procedures the Company has in place, there can be no guarantee that the systems of other companies on which the Company's business relies will be converted in a timely fashion or that failure to convert by another company or a conversion that is incompatible with the Company's systems will not have a materially adverse effect on the Company and its operations.

Cost

The Company incurred costs of approximately $60,000 to recode its internal programs. The costs were incurred by the Company to test significant insurance hardware and software that the Company believes are compliant. These costs are and will be minimal as these costs are built into the Company's standard disaster recovery testing program. The current standard testing costs approximately $28,000 per year. The Company does not separately track the internal costs incurred for the Y2K project. Such costs are related primarily to payroll costs for the Company's information services personnel. The Company also incurred an additional $13,000 to upgrade its voicemail system. Additional expenses may arise in the upcoming year. Management believes that at this time these costs will be approximately $10,000.

Risks

The risks associated with the Company's inability to resolve all Year 2000 issues include the possibility of system failures or miscalculations causing disruption in operations including, among other things, an inability to process transactions, to send invoices, to send or to receive e-mail and voicemail or to conduct similar normal business activities. Additionally, failure of third-parties upon whom the Company's business relies to remediate their Year 2000 problems in a timely fashion could result in disruption in the receipt and processing of insurance policies, claims, payment of receivables and general problems related to the Company's daily operations. If any of these contingencies were to occur, the disruption in business could be temporary or permanent, depending on the degree of failure. Until the Company receives responses from all of the Company's agents and suppliers, the overall risks associated with the Year 2000 remain difficult to describe accurately and to quantify; and there can be no guarantee that the Year 2000 issue will not have a material adverse effect on the Company and its operations.

If the Year 2000 problem is not solved by the Company and its business partners, the Company could face business disruption, operational problems, financial losses, legal liability and similar risks to the business. These risks could have a material adverse impact on the Company.

Additionally, the Company may be exposed to insurance risk related to Y2K exposures of its insureds. In order to mitigate this risk, the Company generally began endorsing applicable new and renewal policies with effective dates after November 1, 1998, with an exclusion endorsement. This endorsement excludes Y2K computer and related electronic exposures by using the standard industry exclusion. Certain states, however, may not accept this exclusion in all cases.

Contingency Plan

The Company has not, to date, finalized its Year 2000 Contingency Plan. However, the Company has completed a first draft of a plan and anticipates having a final draft of the plan in place by the fourth quarter of 1999. In the meantime, the Company maintains a Disaster Recovery Plan to address various potential business interruptions.

The current Disaster Recovery Plan addresses the availability and compatibility of hardware offsite that could be placed into action immediately by the Company. In September 1998, the Company tested the offsite facility and the operation of significant insurance software that had been made Year 2000 compliant, as well as the operation of the offsite hardware. Under these test conditions, all dates were rolled-forward to January 1, 2000. The test results indicated that the Company's significant insurance related software would be compliant.

The testing facility has indicated that the majority of its hardware and equipment would be fully compliant by December 1998. The testing facility further noted that it will not upgrade certain of its systems until the first quarter of 1999 so as to afford all subscribers an opportunity to upgrade their systems. The Company will follow-up with the testing facility at the end of the first quarter to ensure that it has achieved compliance. The testing facility also is available if electric, heat, water, telephones or office space should be required.

The foregoing is a "Year 2000 Readiness Disclosure" pursuant to the Year 2000 Readiness Disclosure Act.

Readers are cautioned that forward-looking statements in the Year 2000 disclosure contained herein should be read in conjunction with the Company's disclosure titled "Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995." Forward-looking statements include, but are not limited to, whether the Company will complete its remediation and testing in a timely fashion, whether remediation will cost more than anticipated, the impact of redeploying staff and the effect of third-parties on the Company's ability to function after the century date change.

Penn-America Group, Inc. and Subsidiaries Consolidated Balance Sheets

(In thousands except share and per share data)                                                 December 31,
                                                                                         1998            1997
Assets
Investments:
     Fixed maturities:
       Available for sale, at fair value
        (amortized cost 1998, $103,365: 1997, $89,185)                                 $105,598        $89,979
       Held to maturity, at amortized cost (fair value 1998,
         $27,270: 1997, $47,034)                                                         26,956         46,842
     Equity securities, at fair value (cost 1998,
         $23,358: 1997, $25,662)                                                         25,238         27,380
     Short-term investments, at cost, which approximates fair value                         997         11,455
                                                                                       -----------------------
         Total investments                                                              158,789        175,656
Cash                                                                                     24,077          2,163
Receivables:
     Accrued investment income                                                            1,871          1,973
     Premiums receivable, net                                                            10,349         12,414
     Reinsurance recoverable                                                             18,766         16,605
                                                                                       -----------------------
         Total receivables                                                               30,986         30,992
Prepaid reinsurance premiums                                                              2,809          3,065
Deferred policy acquisition costs                                                         8,728          8,563
Capital lease                                                                             2,051          1,865
Deferred income taxes                                                                     1,598          2,302
Income tax recoverable                                                                      884             40
Other assets                                                                                582            511
                                                                                       -----------------------
         Total assets                                                                  $230,504       $225,157
                                                                                       =======================

Liabilities and Stockholders' Equity
Liabilities:
     Unpaid losses and loss adjustment expenses                                         $88,937        $84,566
     Unearned premiums                                                                   34,253         36,173
     Accounts payable and accrued expenses                                                1,179          2,338
     Capitalized lease obligation                                                         2,080          1,920
     Other liabilities                                                                    3,425          2,853
                                                                                       -----------------------
         Total liabilities                                                              129,874        127,850
                                                                                       =======================

Stockholders' equity:
     Preferred stock, $ .01 par value; authorized 2,000,000 shares;
         none issued                                                                         --             --
     Common stock, $ .01 par value; authorized 1998 and 1997, 20,000,000 shares; issued 1998, 9,938,179 and 1997, 9,883,384 shares, outstanding
         1998, 9,395,854 and 1997, 9,883,384 (note 2)                                        99             99
     Additional paid-in capital                                                          69,035         68,221
     Accumulated other comprehensive income                                               2,714          1,649
     Retained earnings                                                                   34,779         27,849
     Treasury stock, 1998, 542,325 shares, at cost                                       (5,643)            --
                                                                                       -----------------------
                                                                                        100,984         97,818
     Unearned compensation from restricted stock awards                                    (354)          (511)
                                                                                       -----------------------
         Total stockholders' equity                                                     100,630         97,307
                                                                                       -----------------------
         Total liabilities and stockholders' equity                                    $230,504       $225,157
                                                                                       =======================

See accompanying notes to consolidated financial statements.

Penn-America Group, Inc. and Subsidiaries Consolidated Statements of Earnings

                                                            For the years ended December 31,
(In thousands except per share data)                         1998          1997        1996
Revenues
     Premiums earned                                        $89,493      $91,649      $69,081
     Net investment income                                   10,763        9,218        6,705
     Net realized investment gains                               18        1,314          906
     Other income                                                --          672           --
                                                            ---------------------------------
         Total revenues                                     100,274      102,853       76,692
                                                            ---------------------------------

Losses and expenses
     Losses and loss adjustment expenses                     55,733       57,728       43,292
     Amortization of deferred policy acquisition costs       25,452       24,984       17,785
     Other underwriting expenses                              6,389        5,840        4,349
     Interest expense                                           177          520          884
                                                            ---------------------------------
         Total losses and expenses                           87,751       89,072       66,310
                                                            ---------------------------------

     Earnings before income tax                              12,523       13,781       10,382
     Income tax                                               3,642        4,136        3,389
                                                            ---------------------------------
Net earnings                                                 $8,881       $9,645       $6,993
                                                            =================================

Net earnings per share (note 2)
     Basic                                                    $0.91        $1.19        $1.05
     Diluted $                                                 0.90        $1.17        $1.04
                                                            =================================
Weighted average number of shares used in
 calculating per share data (note 2)
     Basic                                                    9,766        8,126        6,663
     Diluted                                                  9,873        8,228        6,743
                                                            =================================
Cash dividends per share (note 2)                             $0.20        $0.16        $0.11
                                                            =================================

See accompanying notes to consolidated financial statements.

Penn-America Group, Inc. and Subsidiaries Consolidated Statements of Stockholders' Equity

                                                                                                                  Unearned
                                                                              Accumulated                     Compensation
                                                                 Additional         Other                             From
(In thousands except share                      Common Stock        Paid-In Comprehensive  Retained  Treasury   Restricted
  and per share data)                         Shares      Amount    Capital        Income  Earnings     Stock  Stock Awards  Total
Balance, at December 31, 1995               4,430,000       $44      $21,608     $1,501    $13,251       --       $(154)   $36,250
Net earnings                                                                                 6,993                           6,993
Other comprehensive income,
     net of tax:
Unrealized losses on investments,
     net of reclassification adjustment                                            (508)                                      (508)
                                                                                                                           --------
Comprehensive income                                                                                                         6,485
                                                                                                                           --------
Retroactive effect of
     3-for-2 stock split,
     January 1997 (note 2)                  2,225,377        22          (22)
Issuance of common stock                       20,754         1          258                                                   259
Cash dividends paid
     ($0.11 per share)                                                                        (711)                           (711)
Amortization of compensation
     expense from restricted stock                                                                                   54         54
                                        -------------------------------------------------------------------------------------------


Balance, at December 31, 1996               6,676,131        67       21,844        993     19,533                 (100)    42,337
Net earnings                                                                                 9,645                           9,645
Other comprehensive income,
     net of tax:
Unrealized gains on investments,
     net of reclassification adjustment                                             656                                        656
                                                                                                                           --------
Comprehensive income                                                                                                        10,301
                                                                                                                           --------

Issuance of common stock                    3,207,253        32       46,377                                                46,409
Unearned compensation from
     restricted stock awards                                                                                       (512)      (512)
Cash dividends paid
     ($0.16 per share)                                                                      (1,329)                         (1,329)
Amortization of compensation
     expense from restricted stock                                                                                  101        101
                                        -------------------------------------------------------------------------------------------


Balance, at December 31, 1997               9,883,384        99       68,221      1,649     27,849                 (511)    97,307
Net earnings                                                                                 8,881                           8,881
Other comprehensive income,
     net of tax:
Unrealized gains on
     investments, net of
     reclassification adjustment                                                  1,065                                      1,065
                                                                                                                           --------
Comprehensive income                                                                                                         9,946
                                                                                                                           --------
Issuance of common stock                       54,795                    814                                                   814
Amortization of compensation
     expense from restricted
     stock awards                                                                                                   157        157
Cash dividends paid ($0.20 per share)                                                       (1,951)                         (1,951)
Purchase of treasury stock, at cost                                                                  (5,643)                (5,643)
                                        -------------------------------------------------------------------------------------------
Balance at December 31, 1998                9,938,179       $99      $69,035     $2,714    $34,779  $(5,643)      $(354)  $100,630
                                        ===========================================================================================

See accompanying notes to consolidated financial statements.

Penn-America Group, Inc. and Subsidiaries Consolidated Statements of Cash Flows

                                                                             For the years ended December 31,
(In thousands)                                                              1998          1997           1996
Cash flows from operating activities:
     Net earnings                                                        $  8,881      $  9,645      $  6,993
     Adjustments to reconcile net earnings to net cash provided by operating activities:
       Amortization and depreciation expense                                  720           449           331
       Net realized investment gains                                          (18)       (1,314)         (906)
       Deferred tax expense (benefit)                                         159          (434)           (2)
       Net increase in premiums and note receivable, prepaid
         reinsurance premiums and unearned premiums                           401         3,266         3,001
       Net increase in unpaid losses and loss adjustment expenses
         and reinsurance recoverable                                        2,210        12,951         8,822
    (Increase) decrease in:
       Accrued investment income                                              102          (302)         (286)
       Deferred policy acquisition costs                                     (165)       (1,332)       (1,515)
       Income tax recoverable                                                (844)          562           281
       Other assets                                                          (215)          (50)         (454)
     Increase (decrease) in:
       Accounts payable and accrued expenses                               (1,159)          565           (68)
       Other liabilities                                                      572           982           624
                                                                         ------------------------------------
     Net cash provided by operating activities                             10,644        24,988        16,821
                                                                         ------------------------------------

Cash flows from investing activities:
     Purchases of equity securities                                       (17,388)      (19,258)       (8,636)
     Purchases of fixed maturities available for sale                     (45,533)      (61,966)      (21,611)
     Purchases of fixed maturities held to maturity                        (1,015)      (13,082)      (24,084)
     Proceeds from sales of equity securities                              19,633         5,459         8,147
     Proceeds from sales of fixed maturities available for sale            23,037            --         9,825
     Proceeds from maturities of fixed maturities available for sale        7,997        13,604         5,000
     Proceeds from maturities of fixed maturities held to maturity         20,988        18,789        14,008
     Change in short-term investments                                      10,458        (4,455)           --
     Other                                                                     --            --             9
                                                                         ------------------------------------
     Net cash provided (used) by investing activities                      18,177       (60,909)      (17,342)
                                                                         ------------------------------------

Cash flows from financing activities:
     Issuance of common stock                                                 814        45,544           259
     Purchase of treasury stock                                            (5,643)           --            --
     Principal payments on notes payable                                       --        (9,000)       (1,150)
     Principal payments on capital lease obligations                         (127)         (110)         (102)
     Dividends paid                                                        (1,951)       (1,329)         (711)
     Net cash (used) provided by financing activities                      (6,907)       35,105        (1,704)

Increase (decrease) in cash                                                21,914          (816)       (2,225)
Cash, beginning of period                                                   2,163         2,979         5,204
                                                                         ------------------------------------
Cash, end of period                                                      $ 24,077      $  2,163      $  2,979
                                                                         ====================================
Supplemental disclosure of cash flow information
     Cash paid during the period for:
       Income tax                                                        $  4,248      $  4,009      $  3,111
       Interest                                                               177           576           857
     Non-cash transaction:
       Cost of securities transferred from available for
       sale to held to maturity                                                --      $  8,002            --

See accompanying notes to consolidated financial statements.

Penn-America Group, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 1
Summary of Significant Accounting Policies

Basis of Presentation and Description of Business

Penn-America  Group, Inc. (the "Company") is an insurance holding company.  Penn
Independent Corporation ("Penn Independent") at December 31, 1998, owns approximately 32.9% of the outstanding common stock of the Company. The accompanying financial statements include the accounts of the Company and its wholly owned subsidiary, Penn-America Insurance Company ("Penn-America") and its wholly owned subsidiary Penn-Star Insurance Company ("Penn-Star"). All significant intercompany accounts and transactions have been eliminated in consolidation. These financial statements are prepared in conformity with generally accepted accounting principles, which differ in some respects from those followed in reports to insurance regulatory authorities.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Penn-America underwrites commercial property and general liability insurance and non-standard personal automobile insurance, generally referred to as "property and casualty" insurance, on an excess and surplus lines or non-standard basis. Penn-America and Penn-Star combined are licensed admitted insurers in 34 states and are approved non-admitted (excess and surplus lines) insurers in 16 states and the District of Columbia.

Investments

At the time of purchase of fixed-maturity investments, management makes a determination as to the investment classification ("Available for Sale" or "Held to Maturity"). Factors taken into consideration by management in determining the appropriate investment category are: maturity, yield, cash flow requirements and anticipated changes in interest rates. Fixed maturities classified as "Available for Sale" are carried at fair value with unrealized investment gains or losses, net of deferred income taxes, and are included as a separate component of accumulated other comprehensive income in stockholders' equity. "Held to Maturity" investments are carried at amortized cost.

Investments in fixed maturity securities are adjusted for amortization of premium and accretion of discounts to maturity date using the interest method. Income is recognized on the accrual basis. Realized investment gains and losses are recorded as income when the securities are sold using the specific identification basis.

The amortized cost of mortgage- and asset-backed securities iscalculated using the interest method including consideration of anticipated prepayments at the date of purchase. Significant changes in estimated cash flows from the original assumptions are accounted for using the composite method.

Equity securities are carried at fair value with the change in unrealized investment gains or losses credited or charged directly to stockholders' equity, net of deferred income taxes, and are included as a component of accumulated other comprehensive income. Short-term investments are carried at cost, which approximates fair value.

Premiums and Other Receivables

Premiums are recognized as revenue ratably over the terms of the respective policies. Unearned premiums are calculated using the semi-monthly pro rata basis. Management has established an allowance for doubtful accounts of $522,000 at December 31, 1998 and 1997, on premium receivables, which management believes is adequate to cover uncollectable accounts.

Policy Acquisition Costs

Policy acquisition costs such as commissions, salaries, premium taxes and certain other underwriting expenses, which vary with and are directly related to the production of business, are deferred and amortized over the effective period of the related insurance policies. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable values, which gives effect to the premium to be earned, related investment income, losses and loss adjustment expenses and certain other costs expected to be incurred as the premium is earned.

Losses and Loss Adjustment Expenses

The liability for losses and loss adjustment expenses (LAE) represents an estimate of the ultimate unpaid net cost of all losses incurred. Estimates of unpaid reported losses and related allocated loss adjustment expenses are determined on the basis of claims adjusters' evaluations of individual claims. Estimates of losses and loss adjustment expenses arising from losses incurred but not yet reported are based on selected historical and industry data. Such estimates are not discounted and may be more or less than the amounts ultimately paid when the claims are settled. These estimates are reviewed periodically and adjusted as necessary; such adjustments are reflected in current operations.

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

Capitalized Lease Obligation: Fair value is based upon the present value of the underlying cash flows discounted at the Company's incremental borrowing rate at year end. The carrying amounts reported in the balance sheet approximate fair value.

The fair value of options is estimated on the grant date using the Black-Scholes option pricing model. The model assumes the following for 1998, 1997 and 1996, respectively: expected annual dividend rates of 1.1%, 1.2% and 1.5%; risk-free interest rates of 6.0%, 6.8% and 6.8%; weighted average expected life of the options of 2.5 years for all years; and expected stock price volatility of 30% for all years.

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

Capitalized Lease

The capitalized lease is carried at cost less accumulated amortization. Amortization is calculated using the interest method over 20 years, which represents the term of the mortgage on the office space which the Company rents from a related party (see note 3).

Income Tax

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Note 2 Basic and Diluted Earnings Per Share and Retroactive Adjustment for Stock Split

Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for each period. Diluted EPS reflects the potential dilution that could occur if the securities or other contracts to issue common stock were exercised or converted into common stock. All per share calculations and stock option disclosures presented have been adjusted retroactively to reflect a three-for-two stock split declared in January 1997. Shares outstanding also have been restated to reflect the stock split.

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations:

                                             Years ended December 31,
                                          ----------------------------
(In thousands except per share data)       1998       1997       1996
                                          ----------------------------

Basic EPS:

Net earnings                              $8,881     $9,645     $6,993
Weighted average common
     shares outstanding                    9,766      8,126      6,663
                                          ----------------------------
Basic EPS                                 $ 0.91     $ 1.19     $ 1.05
                                          ----------------------------

Diluted EPS:

Net Earnings                              $8,881     $9,645     $6,993
                                          ----------------------------
Weighted average common
     shares outstanding                    9,766      8,126      6,663
Additional shares outstanding
     after the assumed exercise of
     options by applying the treasury
     stock method                            107        102         80
                                          ----------------------------
Total Shares                               9,873      8,228      6,743
                                          ----------------------------
Diluted EPS                               $ 0.90     $ 1.17     $ 1.04
                                          ============================

Note 3 Transactions with Affiliates

Penn-America leases its home office facility from a stockholder. The lease is accounted for as a capitalized lease. The amount of property capitalized, $2,727,000 and $2,440,000 is presented net of accumulated amortization of $676,000 and $575,000 as of December 31, 1998 and 1997, respectively. Penn Independent and its subsidiaries also lease a portion of the building in which Penn-America's home office facility is located. Management believes that the lease terms are at market rates.

Penn Independent provides the Company with management and other services. The Company paid $225,000, $296,000 and $342,000 in 1998, 1997 and 1996, respectively, for such services. Such amounts are based on allocations of estimated costs.

All costs incurred by Penn Independent on behalf of Penn-America have been allocated to Penn-America and are reflected in the financial statements. Management believes that the methods used to allocate such costs are reasonable and that Penn-America's expenses on a stand-alone basis would not be materially different.

Premiums written resulting from transactions with insurance agency affiliates of Penn Independent were $1,279,000 in 1998, $1,597,000 in 1997 and $3,880,000 in
1996. Commissions paid to such affiliates were $294,000 in 1998, $359,000 in 1997 and $888,000 in 1996.

Note 4 Investments

The Company invests primarily in investment grade fixed maturities, substantially all of which are rated "A" or higher by Standard & Poor's Corporation. The cost, gross unrealized gains and losses and fair values of investments are as follows:

                                                     December 31, 1998
                                    ------------------------------------------------
                                                    Gross         Gross
                                               Unrealized    Unrealized        Fair
(In thousands)                         Cost         Gains        Losses       Value
                                    ------------------------------------------------
Fixed maturities

Available for sale

U.S. Treasury securities
    and obligations of U.S.
    government agencies             $  5,512     $    149     $     --      $  5,661
Corporate securities                  28,725        1,024           (1)       29,748
Mortgage-backed securities            10,074           96           (3)       10,167
Other structured securities           15,668           69           --        15,737
Municipal                             35,295          624           --        35,919
Public utilities                       8,091          275           --         8,366
                                    ------------------------------------------------
Total                               $103,365     $  2,237     $     (4)     $105,598
                                    ------------------------------------------------


Held to maturity

U.S. Treasury securities and
    obligations of U.S.
    government agencies             $ 11,046     $    148     $     --      $ 11,194
Corporate securities                   9,396          101           (1)        9,496
Mortgage-backed securities             5,123           37           (2)        5,158
Municipal                                399            4           --           403
Public utilities                         992           27           --         1,019
                                    ------------------------------------------------
Total                                 26,956          317           (3)       27,270
                                    ------------------------------------------------
Total fixed-maturity securities      130,321        2,554           (7)      132,868
                                    ------------------------------------------------

Equity securities                     23,358        2,348         (468)       25,238
Short-term investments                   997           --           --           997
                                    ------------------------------------------------
Total investments                   $154,676     $  4,902     $   (475)     $159,103
                                    ================================================


                                                     December 31, 1997
                                    ------------------------------------------------
                                                    Gross         Gross
                                               Unrealized    Unrealized        Fair
(In thousands)                         Cost         Gains        Losses       Value
                                    ------------------------------------------------

Fixed maturities

Available for sale

U.S. Treasury securities and
    obligations of U.S.
    government agencies             $ 22,730     $    132     $    (31)     $ 22,831
Corporate securities                  30,053          486           (2)       30,537
Mortgage-backed securities            11,751           41           --        11,792
Asset-backed securities               18,602           92           --        18,694
Public utilities                       6,049           76           --         6,125
                                    ------------------------------------------------
Total                               $ 89,185     $    827     $    (33)     $ 89,979
                                    ================================================


Held to maturity

U.S. Treasury securities and
    obligations of U.S.
    government agencies             $ 21,466     $     75     $     (6)     $ 21,535
Corporate securities                  11,284           57          (15)       11,326
Mortgage-backed securities             7,901          114          (50)        7,965
Public utilities                       6,041           19           (2)        6,058
Other securities                         150           --           --           150
                                    ------------------------------------------------
Total                                 46,842          265          (73)       47,034
                                    ------------------------------------------------
Total fixed-maturity securities      136,027        1,092         (106)      137,013
                                    ------------------------------------------------

Equity securities                     25,662        1,957         (239)       27,380
Short-term investments                11,455           --           --        11,455
                                    ------------------------------------------------
Total investments                   $173,144     $  3,049     $   (345)     $175,848
                                    ================================================

Fixed maturities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                   Available for Sale         Held to Maturity
                                 -----------------------------------------------
                                  Amortized      Fair       Amortized     Fair
(In thousands)                      Cost         Value         Cost       Value
                                 -----------------------------------------------

Due in one year or less          $  8,245     $  8,312     $  8,283     $  8,336
Due after one year through
    five years                     18,312       19,025       12,550       12,757
Due after five years through
    ten years                      39,425       40,562           --           --
Due after ten years                11,641       11,795        1,000        1,019
Asset- and mortgage-backed
    securities                     25,742       25,904        5,123        5,158
                                 -----------------------------------------------
Total                            $103,365     $105,598     $ 26,956     $ 27,270
                                 -----------------------------------------------

A summary of net investment income is as follows:

                                          Years ended December 31,
                                   ------------------------------------
(In thousands)                        1998          1997           1996
                                   ------------------------------------

Interest on fixed maturities       $  8,921      $  7,506      $  6,108
Dividends on equity securities        1,528         1,123           691
Interest on short-term
    investments and cash                732           852           380
Other                                     2            42            61
                                   ------------------------------------
Total investment income              11,183         9,523         7,240

Less investment expense                (420)         (305)         (535)
                                   ------------------------------------
Net investment income              $ 10,763      $  9,218      $  6,705
                                   ------------------------------------

All investments in fixed-maturity securities have been income-producing during 1998, 1997 and 1996. Realized pre-tax gains (losses) on the sale of investments are as follows:

                                         Years ended December 31,
                                  ---------------------------------
(In thousands)                       1998         1997         1996
                                  ---------------------------------
Fixed maturities:
Gross realized gains              $    87      $    77      $    32
Gross realized losses                 (11)         (30)        (529)
                                  ---------------------------------
Net gains (losses)                     76           47         (497)
                                  ---------------------------------
Equity securities:
Gross realized gains                  724        1,321        1,460
Gross realized losses                (782)         (54)         (57)
                                  ---------------------------------
Net (losses) gains                    (58)       1,267        1,403
                                  ---------------------------------
Total net realized investment
        gains                     $    18      $ 1,314      $   906
                                  =================================

Income taxes on net realized investment gains were $6,000, $450,000 and $308,000 in 1998, 1997 and 1996, respectively.

The  amortized  cost of fixed  maturities  on deposit  with  various  regulatory
authorities  at  December  31,  1998  and  1997,   amounted  to  $7,341,000  and
$7,328,000, respectively.

Note 5 Reinsurance

In the normal course of business, the Company seeks to reduce the losses that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risks in various areas of exposure with other insurance enterprises or reinsurers.

Reinsurance contracts do not relieve the Company of its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Allowances have been established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 1998, reinsurance recoverables and prepaid reinsurance premiums associated with one major reinsurer, General Reinsurance Corporation (Gen Re), was $17,799,000.

Premiums written and earned consisted of the following:

                            Years ended December 31,
                       ----------------------------------
(In thousands)            1998         1997         1996
                       ----------------------------------

Premiums written:

Gross                  $ 95,097     $104,694     $ 80,496
Ceded                     7,268        8,133        7,027
                       ----------------------------------
Net of reinsurance     $ 87,829     $ 96,561     $ 73,469
                       ----------------------------------
Premiums earned:

Gross                  $ 97,017     $ 99,385     $ 75,876
Ceded                  $  7,524        7,736        6,795
                       ----------------------------------
Net of reinsurance     $ 89,493     $ 91,649     $ 69,081
                       ----------------------------------

Recoveries recognized under reinsurance contracts were as follows:

                        1998            $ 6,081,000
                        1997            $ 5,132,000
                        1996            $ 8,530,000

Note 6 Capitalized Lease Obligation

Capitalized lease obligation of $2,080,000 and $1,920,000 at December 31, 1998 and 1997, respectively, represented the lease obligation arising under the home office facility lease (see note 3). Interest is payable at 8.5% on the outstanding principal balance.

Note 7 Unpaid Losses and Loss Adjustment Expenses

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:


(In thousands)                       1998         1997         1996
                                  ----------------------------------

Balance as of January 1           $ 84,566     $ 70,728     $ 60,139
Less reinsurance recoverables       15,703       15,072       13,627
                                  ----------------------------------
Net balance at January 1            68,863       55,656       46,512
                                  ----------------------------------

Incurred related to:
Current year                        55,647       57,387       44,096
Prior years                             86          341         (804)
                                  ----------------------------------
Total incurred                      55,733       57,728       43,292
                                  ----------------------------------

Paid related to:
Current year                        21,903       20,861       16,940
Prior years                         30,258       23,660       17,208
                                  ----------------------------------
Total paid                          52,161       44,521       34,148
                                  ----------------------------------

Net balance at December 31          72,435       68,863       55,656
Plus reinsurance recoverables       16,502       15,703       15,072
                                  ----------------------------------

Balance as of December 31         $ 88,937     $ 84,566     $ 70,728
                                  ----------------------------------

As a result of changes in estimates of insured events in prior years, the provision for losses and loss adjustment expenses increased $86,000 in 1998, $341,000 in 1997 and decreased $804,000 in 1996. The increase in prior years' incurred losses in 1998 and 1997 is due primarily to loss development in automobile liability partially offset by favorable development in the commercial lines. The decrease in incurred losses of prior years incurred in 1996 was due to favorable development in commercial lines.

Note 8 Income Tax
The components of income tax expense are as follows:

                      Years ended December 31,
                 --------------------------------
(In thousands)      1998        1997         1996
                 --------------------------------

Current          $ 3,483     $ 4,570      $ 3,391
Deferred             159        (434)          (2)
                 --------------------------------
Total            $ 3,642     $ 4,136      $ 3,389
                 --------------------------------

The actual income tax rate differed from the statutory income tax rate applicable to income before income taxes as follows:

                                        1998       1997       1996

Statutory income tax rate               34.0%      34.2%      34.0%
Tax-exempt interest and dividends
    received deduction                  (5.4)      (1.6)      (1.4)
Life insurance proceeds                   --       (2.5)        --
Other                                    0.5       (0.1)        --
                                       ----------------------------
                                        29.1%      30.0%      32.6%
                                       ----------------------------

The tax effects of temporary differences that result in a net deferred tax asset as of December 31, are summarized as follows:

(In thousands)                            1998       1997
                                         -----------------

Assets

Effect of discounting unpaid losses
    and loss adjustment expenses         $3,530     $3,379
Excess of tax over financial
    reporting of earned premium           2,138      2,267
Other, net                                  476        577

Total deferred assets                     6,144      6,223

Liabilities

Deferred policy acquisition costs        $3,024     $2,932
Unrealized investment gains               1,398        863
Other, net                                  124        126
                                         -----------------
Total deferred liabilities                4,546      3,921
                                         -----------------
Net deferred tax asset                   $1,598     $2,302
                                         -----------------

The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax asset and, therefore, no such valuation allowance has been established.

Note 9 Segment Information

In 1998, the Company implemented Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" which establishes standards about a company's operating segments.

The Company has two reportable segments: personal lines and commercial lines. These segments are managed separately because they have different customers, pricing and expense structures. The Company does not allocate assets between segments because assets are reviewed in total by management for decision-making purposes.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment profit based on profit or loss from operating activities. Segment profit or loss from operations is pre-tax and does not include unallocated expenses but does include investment income attributable to insurance transactions. Segment profit or loss therefore excludes Federal income taxes, unallocated expenses and investment income attributable to equity as opposed to investment income attributable to insurance transaction.

The Company currently has one major customer accounting for more than 10% of the Company's revenue. In 1998 and 1997, the Company derived approximately 18.4% and 21.3% of its revenues from this agent. In 1996, the Company had two major customers and derived 24.7% of its revenue from these two agents.

The following is a summary of the Company's segment revenues, expenses and profit for the years ended December 31, 1998, 1997 and 1996:

(In thousands)                                         1998
                                      ------------------------------------
                                     Commercial      Personal        Total
                                      ------------------------------------

Premiums earned                       $ 62,949      $ 26,544      $ 89,493
Net investment income from
    insurance operations                 4,126           945         5,071
                                      ------------------------------------
Total segment revenues                  67,075        27,489        94,564
                                      ------------------------------------
Segment losses and LAE                  37,121        18,612        55,733
Segment expenses                        18,687         8,547        27,234
                                      ------------------------------------
Total segment expenses                  55,808        27,159        82,967
                                      ------------------------------------
Segment profit                        $ 11,267      $    330      $ 11,597
                                      ====================================

Plus unallocated items:
Net investment income from equity                                    5,710
Unallocated expenses                                                (4,784)
Income taxes                                                        (3,642)
                                                                  --------
Net earnings                                                      $  8,881
                                                                  --------

(In thousands)                                          1997
                                      ------------------------------------
                                     Commercial      Personal        Total
                                      ------------------------------------

Premiums earned                       $ 57,189      $ 34,460      $ 91,649
Net investment income from
        insurance operations             4,764           934         5,698
Other income                               442           230           672
                                      ------------------------------------

Total segment revenues                  62,395        35,624        98,019
                                      ------------------------------------

Segment losses and LAE                  32,723        25,005        57,728
Segment expenses                        15,822        11,004        26,826
                                      ------------------------------------
Total segment expenses                  48,545        36,009        84,554
                                      ------------------------------------
Segment profit (loss)                 $ 13,850      $   (385)     $ 13,465
                                      ====================================

Plus unallocated items:
Net investment income from equity                                    4,834
Unallocated expenses                                                (4,518)
Income taxes                                                        (4,136)
                                                                  --------
Net earnings                                                      $  9,645
                                                                  --------

(In thousands)                                          1996
                                      ------------------------------------
                                     Commercial      Personal        Total
                                      ------------------------------------

Premiums earned                       $ 49,667      $ 19,414      $ 69,081
Net investment income from
        insurance operations             3,832           433         4,265
                                      ------------------------------------
Total segment revenues                  53,499        19,847        73,346
                                      ------------------------------------
Segment losses and LAE                  30,887        12,405        43,292
Segment expenses                        13,026         6,147        19,173
                                      ------------------------------------
Total segment expenses                  43,913        18,552        62,465
                                      ------------------------------------
Segment profit                        $  9,586      $  1,295      $ 10,881
                                      ====================================

Plus unallocated items:
Net investment income from equity                                    3,346
Unallocated expenses                                                (3,845)
                                                                  --------
Income taxes                                                        (3,389)
                                                                  --------
Net earnings                                                      $  6,993
                                                                  --------

Total segment revenues of $94.6 million, $98.0 million and $73.3 million plus unallocated net investment income from equity of $5.7 million, $4.8 million and $3.3 million equals total Company revenues of $100.3 million, $102.9 million and $76.7 million for the years ended December 31, 1998, 1997 and 1996, respectively.

Note 10 Stockholders' Equity

A source of cash to use for the payment of dividends to the Company's stockholders is dividends from Penn-America. Penn-America is required by law to maintain a certain minimum surplus on a statutory basis and is subject to risk-based capital requirements and regulations under which payment of a dividend from statutory surplus may require prior approval of the Pennsylvania regulatory authorities. The maximum dividend that may be paid by Penn-America to the Company without prior approval of regulatory authorit ies in 1999 is $9,455,000.

The National Association of Insurance Commissioners has adopted risk-based capital (RBC) requirements for property and casualty insurance companies. This requirement may have a further impact on the payment of dividends to the stockholders. At December 31, 1998 and 1997 the Company's actual RBC exceeded minimum requirements. Therefore, there are no further restrictions on the payment of dividends.

The following tables reconcile surplus and net earnings of Penn-America as determined in accordance with accounting procedures prescribed or permitted by the insurance regulatory authorities to stockholders' equity and net earnings of the Company calculated in accordance with generally accepted accounting principles (GAAP) as reported herein:

                                                               At December 31,
                                                 ---------------------------------------
(In thousands)                                        1998           1997           1996
                                                 ---------------------------------------
Statutory surplus as regards
        policyholders                            $  85,358      $  83,459      $  41,665
Deferred policy acquisition costs                    8,728          8,563          7,231
Deferred income taxes                                1,576          2,302          2,214
Unrealized investment gains
       (losses) on fixed maturities
        available for sale                           2,233            794           (289)
Capital lease, net                                     (29)           (55)           (80)
Provision for unauthorized
        reinsurance                                    184             65             57
Non-admitted assets                                    889            889            589
Other assets (liabilities)                              38             15            (95)
Provision for uncollectible
        accounts                                      (622)          (622)          (622)
Holding company                                      2,275          1,897         (8,333)
                                                 ---------------------------------------
GAAP stockholders' equity                        $ 100,630      $  97,307      $  42,337
                                                 =======================================


                                                          Years ended December 31,
                                                 ---------------------------------------
(In thousands)                                        1998           1997           1996
                                                 ---------------------------------------

Statutory net income                             $   9,805      $   8,075      $   6,262
Deferred acquisition costs                             165          1,332          1,515
Deferred income tax                                   (169)           418             (2)
Allowance for uncollectable accounts                    --             --             84
Capital lease                                           25             25             24
Life insurance proceeds                                 --            672             --
Other, net                                              23             99            201
Holding company                                       (968)          (976)        (1,091)
                                                 ---------------------------------------
GAAP net earnings                                $   8,881      $   9,645      $   6,993
                                                 =======================================

Note 11 Profit-Sharing Plans

Penn-America participates in a profit-sharing and 401(k) plan with Penn Independent that covers qualified employees. Penn-America's contributions under the 401(k) plan were $114,000, $74,000 and $51,000 for 1998, 1997 and 1996, respectively. There were no profit-sharing distributions in 1998, 1997 and 1996.

Note 12 Stock Incentive Plans

Stock options: In August 1993, the Company adopted a Stock Incentive Plan (the "Plan"). The purpose of the Plan is to enable officers, key employees, directors, consultants, advisors and service providers of the Company and its affiliates (as defined in the Plan) to participate in the Company's future and to enable the Company to attract and retain these persons by offering them proprietary interests in the Company. The Plan authorizes the issuance of up to 525,000 shares of common stock pursuant to the exercise of stock options or the award of restricted stock.

Options are exercisable according to the various terms under which they were granted varying from one year to ten years after the date of grant. All options are subject in general to earlier termination if the optionee leaves the employ of the Company.

The Company applies APB opinion No. 25 and related interpretations in accounting for its Plan. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Plan been determined based on fair value at the grant date consistent with FASB Statement No. 123, the effect on the Company's net earnings and earnings per share would have been:

                                                       Years ended December 31,
                                                ------------------------------------------
                                                1998               1997               1996
                                                ------------------------------------------
Net earnings (in thousands):
As reported                                    $8,881             $9,645             $6,993
Pro forma                                       8,845              9,610              6,958

Basic net earnings per share:

As reported                                     $0.91              $1.19              $1.05
Pro forma                                        0.91               1.18               1.04

Diluted net earnings per share:

As reported                                     $0.90              $1.17              $1.04
Pro forma                                        0.90               1.17               1.03

A summary of the status of the Company's stock option plan as of December 31, 1998, 1997, 1996 and the changes during the years ended on those dates is presented below:

(Options in thousands)                           1998          1997           1996
                                              ---------------------------------------
Outstanding at beginning of year
   (average price of $6.40, $6.07,
   and $5.86, in 1998, 1997 and
   1996 respectively)                            313            405            382
Granted
   (average price of $19.00, $13.99,
   and $8.83 per share)                           16             22             30
Exercised
   (average price of $6.00, $6.19 and
   $6.00 per share)                              (29)          (114)            (7)
Forfeited (average price of
   $15.13 per share)                              (2)            --             --
                                               -----------------------------------
Outstanding at end of year
   (average price of $6.98, $6.40, and
   $6.07 per share in 1998, 1997
   and 1996 respectively)                        298            313            405
                                               -----------------------------------
Options exercisable at end of year               286            250            279
                                               -----------------------------------
Weighted average fair value
     of options granted
      during the year                          $4.43          $2.45          $2.11
                                               -----------------------------------


The following table summarizes information about stock options outstanding at December 31, 1998:
                           Options Outstanding           Options Exercisable
                                Weighted
                     Number      Average    Weighted    Number       Weighted
                  Outstanding   Remaining    Average  Exercisable     Average
                    12/31/98   Contractual  Exercise   12/31/98      Exercise
Exercise Prices     (in 000's) Life (Years)   Price   (in 000's)       Price
-----------------------------------------------------------------------------
$ 4.33 - $ 5.42          30        1.9       $ 4.88         30        $ 4.88
$ 6.00                  225        4.8       $ 6.00        225        $ 6.00
$ 8.83 - $19.00          43        4.4       $13.50         31        $11.41
-----------------------------------------------------------------------------
$ 4.33 - $19.00         298        4.4       $ 6.98        286        $ 6.48
-----------------------------------------------------------------------------

Restricted Stock: The Company awarded to certain employees 45,000 and 32,500 shares of restricted stock having a value on the date of the award of $270,000 and $512,000 respectively. Such shares are held by the Company and released to each grantee at the rate of 20% per year provided that the grantee is still employed by the Company or its affiliates. The Company charged $157,000, $101,000 and $54,000 to compensation expense relating to these awards for the years ended 1998, 1997 and 1996, respectively. During 1998, 1997 and 1996, 14,600, 9,900 and 9,000 shares, respectively, of the restricted stock were released to the applicable employees as allowed by the provisions of the grant.

Executive Incentive Compensation Plan: During 1995, the Board of Directors of the Company adopted an executive incentive compensation plan which provides up to 75,000 shares, over the life of the plan, to be granted to key officers, executives and employees of the Company and its subsidiaries. In January 1998, 5,629 shares were distributed in accordance with the plan's provisions for the year 1997. In January 1997, 7,535 shares were distributed for the year 1996. The shares issued under this plan are valued at the fair value of the stock at the close of business at the end of each year and are issued in the subsequent year, subject to the Board's approval and attainment of corporate objectives.

Agents' Contingent Commission Plan: During 1995, the Agents' Contingent Commission Plan was modified to provide that at least one-third of the contingent commission award to the Company's agents each year would be given in stock of the Company. Up to 75,000 shares of the Company's stock were authorized for issuance under this plan. Agents' stock awards for the 1997, 1996 and 1995 years, which were issued in May of 1998, 1997 and 1996, amounted to 20,437, 27,746 and 16,403 shares respectively. The awards for the 1998 year will not be determined until March 1999.

Note 13 Commitments and Contingencies

The Company's insurance subsidiaries are subject to routine legal proceedings in connection with their property and casualty insurance business. Neither the Company nor its subsidiaries is involved in any pending or threatened legal or administrative proceedings which management believes might have a material adverse effect on the Company's financial condition or results of operations.

During 1998 the Company secured a revolving credit facility with First Union National Bank for $25 million. This facility provides an interest rate tied to libor plus a variable factor to be charged on borrowed funds based on the Company's debt-to-equity ratio at the time of borrowing. This variable interest factor ranges from 75 to 150 basis points. This facility is available until the year 2004 with a structured step-down in the available credit line over the period. The line also includes certain financial covenants which must be met by the Company.

The Company leases various computer equipment for use by its insurance subsidiaries. These leases have terms primarily expiring in less than a three-year period. Rental expenses for these operating leases were $379,000, $417,000 and $485,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

At December 31, 1998, the future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year were $421,000, $371,000 and $330,000 for 1999, 2000 and 2001,
respectively.

Note 14 Comprehensive Income

In 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Comprehensive Income." This statement was implemented retroactively by the Company in 1998. The statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. Accumulated other comprehensive income of the Company consists solely of net unrealized gains on investment securities.

The following are components of other comprehensive income for the years ended December 31, 1998, 1997 and 1996:

(In thousands)                                                        1998
                                                   ------------------------------------------
                                                 Before Tax            Tax           Net of Tax
                                                   Amount            Expense           Amount
                                                   ------------------------------------------
Unrealized gains on investments:
   Unrealized holding gains arising
     during the period                             $1,632             $(555)           $1,077
   Less: reclassification adjustment for
     gains realized in net income                     (18)                6               (12)
                                                   ------------------------------------------
Other comprehensive income                         $1,614             $(549)           $1,065
                                                   ------------------------------------------


                                                                      1997
                                                   ------------------------------------------
                                                 Before Tax            Tax           Net of Tax
                                                   Amount            Expense           Amount
                                                   ------------------------------------------
Unrealized gains on investments:
   Unrealized holding gains arising
     during period                                 $2,311             $(790)           $1,521
   Less: reclassification adjustment for
     gains realized in net income                  (1,314)              449              (865)
                                                   ------------------------------------------
Other comprehensive income                           $997             $(341)             $656
                                                   ------------------------------------------


                                                                      1996
                                                   ------------------------------------------
                                                 Before Tax            Tax           Net of Tax
                                                   Amount            Expense           Amount
                                                   ------------------------------------------
Unrealized losses on investments:
   Unrealized holding gains arising
     during period                                   $136              $(46)              $90
   Less: reclassification adjustment for
     gains realized in net income                    (906)              308              (598)
                                                   ------------------------------------------
Other comprehensive income (loss)                   $(770)             $262             $(508)
                                                   ------------------------------------------

Note 15 Unaudited Quarterly Results of Operations for 1998 and 1997

(In thousands except per share data)
                                                                                1998
                                          --------------------------------------------------------------------------------
                                            First            Second             Third            Fourth            Total
                                          --------------------------------------------------------------------------------
Revenues                                  $25,776           $25,300           $24,877           $24,321          $100,274
Losses and expenses                        22,099            21,733            22,426            21,493            87,751
Net earnings                                2,580             2,525             1,784             1,992             8,881

Net earnings per share:
Basic                                        0.26              0.25              0.18              0.21              0.91
Diluted                                      0.26              0.25              0.18              0.21              0.90


                                                                                1997
                                          --------------------------------------------------------------------------------
                                            First            Second             Third            Fourth            Total
                                          --------------------------------------------------------------------------------
Revenues                                  $22,840           $25,127           $26,950           $27,936          $102,853
Losses and expenses                        20,251            22,328            23,031            23,462            89,072
Net earnings                                1,750             2,019             2,587             3,289             9,645

Net earnings per share:
Basic                                        0.26              0.30              0.28              0.33              1.19
Diluted                                      0.26              0.30              0.28              0.33              1.17

Independent Auditors' Report


The Board of Directors and Stockholders

Penn-America Group, Inc.:

We have audited the accompanying consolidated balance sheets of Penn-America Group, Inc. and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financialstatements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Penn-America Group, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ KPMG LLP

January 22, 1999
Philadelphia, Pennsylvania

Stockholders, Board of Directors and Management Information


Principal Officers
Penn-America Group, Inc.

Jon S. Saltzman
President and Chief Executive Officer

Rosemary R. Ferrero, CPA
Vice President - Finance and Treasurer

Garland P. Pezzuolo
Secretary and General Counsel

Principal Officers
Penn-America Insurance Company and Penn-
Star Insurance Company

Jon S. Saltzman
President and Chief Executive Officer

John M. DiBiasi, CPCU
Executive Vice President Underwriting and Marketing

Rosemary R. Ferrero, CPA
Vice President - Finance, Secretary and Treasurer

Thomas P. Bowie
Senior Vice President, Claims

J.Ransley Lennon
Vice President Information Systems

Garland P. Pezzuolo
Secretary and General Counsel

Auditors

KPMG LLP
1600 Market Street
Philadelphia PA 19103

Consulting Actuary

Ronald T. Kuehn
Ernst & Young LLP
Two Commerce Square
STE 4000
2001 Market Street
Philadelphia PA 19103

Registrar and Transfer Agency

First Union National Bank
Corporate Trust Operations
1525 W. WT Harris Boulevard
Charlotte NC 28288-1153
Stockholder Inquiries: (800) 829-8432

Corporate Communication Consultant

David Kirk, APR
127 Gateshead Way
Phoenixville PA 19460-1048
(610) 792-3329 or davidkirk@theprguy.com

Graphic Design Firm
Malish & Pagonis
623 South 3rd Street
Philadelphia PA 19147
(215) 629-3699 or
info@malishandpagonis.com


Board of Directors
Penn-America Group, Inc.

Irvin Saltzman
Chairman of the Board of Directors,
 Director, Penn Independent
 Corporation

Jon S. Saltzman
President and Chief Executive Officer,
 Penn-America Group
Director, Penn Independent
 Corporation

James E. Heerin, Jr.
Vice President, General Counsel and
 Director, Penn Independent
 Corporation
Senior Vice President and
 General Counsel, InterAg
 Technologies, Inc.

Robert A. Lear
President and Director, Penn
 Independent Corporation
Director, Dynasil Corporation of
 America

M. Moshe Porat, Ph.D., CPCU
Dean, Fox School of Business and
 Management, Temple University

Jami Saltzman-Levy
Vice President, Human Resources,
 Director, Penn Independent
 Corporation

Charles Ellman
Retired Insurance Executive

Paul Simon
Director, Public Policy Institute,
 Southern Illinois University

Thomas M. Spiro
Managing General Partner,
 TMS Capital Partners, L.P.

Annual Meeting
The Annual Stockholders' Meeting will be held in our home office on May 19, 1999 at 10:00 A.M.

Stockholder Relations, Form 10-K
The Company's Form 10-K has been filed with the Securities and Exchange Commission. A copy of the Form 10-K and interim reports are available to stockholders without charge from the Investor Relations Department. Telephone
(215) 443-3656 or send your E-mail request to palumbo@penn-america.com

Corporate Headquarters
420 South York Road
Hatboro PA 19040-3949
(215) 443-3600 voice
(215) 443-3603 facsimile
http://www.penn-america.com

Market and Common Stock Information
Since August 4, 1998, the Company's common stock has traded on the New York Stock Exchange under the symbol "PNG." Previously, the Company's stock was listed  on  NASDAQ.  As of  January  27,  1999  there  were  approximately  1400 beneficial holders of record of the Company's common stock. The high and low sale prices of the common stock were as follows:

              1998
------------------------------------
Quarter           High        Low
------------------------------------
First           $ 23.00     $ 19.50
Second            21.25       13.00
Third             13.25        8.25
Fourth            11.13        8.63

              1997
------------------------------------
Quarter           High        Low
------------------------------------
First           $ 14.50     $ 10.33
Second            15.50       11.25
Third             21.25       14.38
Fourth            21.75       17.25

Except for the historical information contained in this report, matters discussed herein may constitute "forward-looking statements" (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.) Such forward-looking information reflects the Company's current best estimates regarding its future operations. The Company's actual results could differ materially from those estimated in the forward-looking statements as a result of several factors, including those discussed below and elsewhere in this report.

A variety of factors may materially impact estimates of future operations. Many of such factors are outside the Company's control and cannot be accurately predicted. Important factors include, but are not limited to, general economic conditions, interest rate levels, financial market performance, legislative initiatives, the adequacy of loss reserves, price competition impacting premium levels, relationships with and capacity of the Company's general agents and changes in state insurance regulations.