Form 10-K, Exhibit 13
period 1999-12-31
PENN AMERICA GROUP INC
filed 2000-03-27
CIK 910110

The 1999 Annual Report: Penn-America Group, Inc.

Behind the scenes:
The Penn-Americans
                                  Main Street
                                     Today

                          In depth: Penn-America 1999

                                             SMALL BUSINESS
                                             ON MAIN STREET
                                             America's Economic
                                             Engine


                                             Are Small
                                             Firms Important?

                                             Living on Main Street
                                             Five Penn-America Agents
                                             And Their Markets


                                                        Penn-America Shareholder
                                                        Number One Main Street
                                                        Smalltown US 10000-0000

                         Penn-America Group at a Glance

     Penn-America Group, Inc. (NYSE:PNG) is a specialty niche insurance company which, through its subsidiaries Penn-America Insurance Company and Penn-Star Insurance Company underwrites commercial property and casualty, general liability, commercial multi-peril and commercial automobile insurance. The company's speciality program lines of insurance (such as for couriers and cargo), introduced in 1998, have contributed meaningfully to strong growth in the company's core Main Street markets.

     Penn-America has developed a unique niche providing small premium insurance products to small growing businesses in small vibrant cities and towns in all 50 United States and the District of Columbia, through a small network of about 50 wholesale general agents. These entrepreneurial agents live and work in the same markets they serve, comprising a finely tuned, responsive and powerful system, empowered by technology, for spotting and responding to market opportunities.

     Penn-America is traded on the New York Stock Exchange under the symbol "PNG." In 1999, the company paid quarterly dividends of $.0525 per share. Rated "A" (Excellent) by A.M. Best Company, it is located in Hatboro, Pennsylvania, a small vibrant town near Philadelphia.


Penn-America's Commitments


o    Make a profit in our basic business: insurance.

o    Be the best, as defined by our agents, at what we do in our markets.

o Maintain our reputation as the company that provides the best, most responsive service to its agents, bar none.

o Be number one in premium dollar volume in each of our agents' offices, for the products we sell.

o    Return exceptional value for our stockholders' investments.

o    Practice the corporate values in which we believe.

                         Important Facts
                                                    1999
Shares Outstanding                                 8,062,861
Closing Price                                      $7.75
52-Week Range                                      $7.125-
                                                   $11.3125
Market Capitalization                              $62.5 Million
Price/Book Ratio                                    0.78x
Stockholders' Equity                               $80.6 Million
Book Value Per Share                               $10.00
Net Operating Earnings
Per Share:
         Basic                                      $0.17
         Diluted                                    $0.17
Net Earnings Per Share
         Basic                                      $0.24
         Diluted                                    $0.24
Price/Earnings Ratio
         Basic and Diluted                          32.3x
Dividends Per Share                                 $0.2075
Dividend Yield                                       2.8%

                                                  As of 12/31/99

                                  MAIN STREET
                                     TODAY
                       Penn-America's 1999 Annual Report

                                 IN THIS ISSUE


Featured Company
--------------------------------------------------------------------------------
Penn-America Group At A Glance                                      Inside Front
                                                                           Cover

Letter From The Publisher
--------------------------------------------------------------------------------
Welcome!....................................................................1

Cover Story
--------------------------------------------------------------------------------
Small Business On Main Street:America's Economic Engine ....................2

--------------------------------------------------------------------------------
Vital Statistics: Small Business In America ................................2

--------------------------------------------------------------------------------
A Month In The Life of Main Street .........................................3

Technology
--------------------------------------------------------------------------------
How Modern Technology Makes Old-Fashioned Relationships Better .............4

People
--------------------------------------------------------------------------------
Behind the Scenes On Main Street: The Penn-Americans .......................5

--------------------------------------------------------------------------------
Living on Main Street: Five Penn-America Agents And Their Markets ..........6

Guest Opinion
--------------------------------------------------------------------------------
Are Small Firms Important? .................................................6

Money and Finance
--------------------------------------------------------------------------------
Financial Review ...........................................................8

--------------------------------------------------------------------------------
Management Discussion and Analysis of
Financial Condition and Results of Operations ..............................9

--------------------------------------------------------------------------------
Financial Statements ......................................................16

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements ................................20

--------------------------------------------------------------------------------
Independent Auditors' Report ..............................................28

Principal Officers Penn-America Group, Inc.
Jon S. Saltzman
President and Chief Executive Officer
Rosemary R. Ferrero, CPA
Vice President - Finance and Treasurer
Garland P. Pezzuolo
Secretary and General Counsel

Principal Officers Penn-America Insurance Company and Penn-Star Insurance
Company
Jon S. Saltzman
President and Chief Executive Officer
John M. DiBiasi, CPCU
Executive Vice President Underwriting and Marketing
Rosemary R. Ferrero, CPA
Vice President - Finance and Treasurer
Thomas P. Bowie
Senior Vice President, Claims
J.Ransley Lennon
Vice President Information Systems
Garland P. Pezzuolo
Secretary and General Counsel

Board of Directors Penn-America Group, Inc.
Irvin Saltzman
Chairman of the Board of Directors, Director, Penn Independent
Corporation
Jon S. Saltzman
President and Chief Executive Officer,
Penn-America Group, Inc.
Director, Penn Independent Corporation
Robert A. Lear
President and Director, Penn Independent Corporation,
Director, Dynasil Corporation of America
M. Moshe Porat, Ph.D., CPCU
Dean, Fox School of Business and Management, Temple University
Jami Saltzman-Levy
Vice President, Human Resources, Director, Penn Independent
Corporation
Charles Ellman
Retired Insurance Executive
Paul Simon
Director, Public Policy Institute,
Southern Illinois University

Independent Auditors
Ernst & Young LLP
Two Commerce Square, 2001 Market Street
Philadelphia PA 19103

Consulting Actuary
Ernst & Young LLP
Two Commerce Square, 2001 Market Street
Philadelphia PA 19103

Registrar and Transfer Agency
First Union National Bank, Corporate Trust Operations
1525 W. WT Harris Boulevard, Charlotte NC 28288-1153
Stockholder Inquiries: (800) 829-8432

Corporate Communication Consultant
David Kirk, APR
127 Gateshead Way,
Phoenixville PA 19460-1048
(610) 792-3329 or davidkirk@theprguy.com

Graphic Design Firm
Malish & Pagonis, 623 South 3rd Street, Philadelphia PA 19147,
(215) 629-3699 or info@malishandpagonis.com

Corporate Headquarters
420 South York Road
Hatboro PA 19040-3949
(215) 443-3600 voice
(215) 443-3603 facsimile
http://www.penn-america.com

                            Letter from the Publisher

[GRAPHIC OMITTED - PHOTO]

     Welcome to Main Street Today, Penn-America's 1999 Annual Report. Just what are we up to with this magazine idea? We couldn't think of a better way in which to report the many facets of the Penn-America story. Here's the banner headline on Page One: Penn-America's Main Street Core Is Vibrant and Growing. That's Main Street Today.

     The events of 1999 were, in a word, ironic. On the one hand, the core of our business regained the momentum it had lost in the soft markets of 1998. Yet our decision to run-off our non-standard personal automobile business and developments in our other liability lines ultimately required that we strengthen our reserves by $5.5 million. Combined with a third-quarter after tax charge of $1.3 million in our property lines, the bottom line of 1999 masks what's going on "under the hood" of the company. That's the real "story."

     More than a year ago, we saw disturbing trends in our small town, small premium, small business insurance marketplace. Large, "brand name" insurance companies responded to softening insurance markets by literally giving away their excess capital. They did this by underwriting insurance in our traditional markets below their cost. We said then that we'd pull back, watch the battle from the sidelines and let the big guys slug it out. Yes, we took a punch or two even from that vantage point. But while those competitors were frittering away their capital, we were investing ours in the future of Penn-America. For example, in 1999 we repurchased nearly two million shares of our outstanding stock at near book value, completed upgrades to our technology infrastructure and deployed new technologies to help our customers--our wholesale general agents-- to do their jobs more efficiently and profitably.

     At the same time we reinvested our capital in these ways, we also refocused on our core commercial business and closed the books on the non-standard personal automobile insurance portfolio that was a significant part of our business for more than 10 years. The marketplace for personal automobile insurance changed dramatically during 1998 and 1999 to a direct-selling environment and we made the decision not to invest further in this niche. This allowed us to concentrate fully on our core commercial business that, by the fourth quarter of 1999, was growing at the rate of about 25%; for the year our core grew about 19%. Commercial programs, part of our strategy to expand the core business, took firm hold this year and, by year end, had contributed $7.5 million in gross written premium--from a start at nearly zero last year.

     In many ways, our future is our past. Although we have invested heavily in technology to stay on the leading edge of innovation in our industry, it's not the bells and whistles that make Penn-America a great company and a great long-term investment. We are great because the markets we serve through our general agents are great. They are the heart, the soul, the backbone, the brain, the sweat, the blood and the brawn of the American economy. They are the small, entrepreneurial businesses that line every Main Street in America. They are where innovation is born and jobs are created. Together they form the economic engine driving our company's success, indeed, our nation's success. That is why this 1999 Annual Report puts the emphasis where it belongs: at the busy intersections of Main Street America.

     Welcome to Main Street Today. Welcome to Penn-America.

     Sincerely,


     /s/ Jon S. Saltzman
Jon S. Saltzman, President and Chief Executive Officer

                                                                     COVER STORY
            SMALL BUSINESS ON MAIN STREET: AMERICA'S ECONOMIC ENGINE
[GRAPHIC OMITTED - PHOTO]
The story of Penn-America is, from every angle, the story of small things. The company underwrites small premium commercial insurance policies for small, entrepreneurial businesses located in small cities and towns through a small network of entrepreneurial wholesale general agents people at a small company located on the main street of a quintessentially small American town: Hatboro, Pennsylvania.

     In America, small business is big business. According to the United States Small Business Administration, small businesses (companies with fewer than 500 employees) represent 99.7% of all employers, provide 67% of all American workers with their first jobs and training in basic skills and represent 47% of all sales in the nation.

     At Penn-America, small is everything. The average Penn-America insured (there are about 42,000 of them) is a very small (3.3 employees) entrepreneurial (79% of policies purchased by an owner), established business (5.9 years in business) paying a small annual premium (the average is about $1,500.) Because Penn-America itself is a small entrepreneurial company (109 employees) its management team is flat (only two layers deep) and fast to respond to changing marketplace demands. Everything about Penn-America mirrors its markets. The company is located in the former local middle school building on the main street of Hatboro between the YMCA and the local municipal offices are housed in another old school building built in 1848. Hatboro is a thriving little town on the outskirts of Philadelphia, founded in 1705, 1.2 square miles in area with a population of 7,382 served by 59 retail shops, 17 restaurants, 35 professional offices, 13 churches, 45 service businesses and 4 banks.

     Welcome to Main Street Today.

------------------------------------------------------
Vital Statistics: Penn-America's Insureds
------------------------------------------------------
Number of insureds                      About 42,000
------------------------------------------------------
Average size of business                3.3 employees
------------------------------------------------------
Average length of time in business      5.9 years
------------------------------------------------------
Average premium                         About $1,500
------------------------------------------------------

Vital Statistics: Small Business In America (1)

     o    There are 24 million small businesses in the United States

     o In 1997 the U.S. economy created nearly 3 million new jobs. Six out of 10 of the industries adding those jobs were dominated by small business.

     Small businesses...

     o    Represent 99.7% of all employers

     o    Provide 55% of innovations

     o    Employ 53% of the private work force

     o    Provide 47% of all sales in the country

     o    Employ 38% of the private workers in high-tech occupations

     o    Account for 35% of all Federal contract dollars

(1) Source: United States Small Business Administration publication 5/4/99

Distribution of Employer Firms in the United States [PIE CHART OMITTED}

Number of Jobs Created By Industry and Employment Size of Firm
[BAR CHART OMITTED]

[GRAPHIC OMITTED - PHOTO]

                       A Month In The Life Of Main Street

     In one month during 1999, Penn-America helped to provide insurance protection to small businesses like these all across America.

                               Apartment building
                                Food distributor
                                 Public parking
                                Apartment complex
                                 Fraternal lodge
                          Residential moving & delivery
                              Athletic association
                                     Garage
                                   Restaurant
                                Auto repair shop
                                    Gift shop
                             Restaurant & cigar shop
                                   Auto sales
                                 Grading of land
                           Restaurant with dance floor
                                    Bar/club
                                  Grocery store
                                Roofing & gutters
                              Beauty salon/tanning
                                 Ice cream shop
                              Roofing and carpentry
                                   Beauty shop
                              Interior construction
                            Sale of Indian artifacts
                                 Building owner
                              Landscape maintenance
                                 Screen printing
                                    T-shirts
                             Cable TV line installer
                                 Language school
                              Sheet metal-flashings
                                 Cafe' & lounge
                                  Maid service
                                 Shopping center
                               Candy manufacturer
                              Martial arts academy
              Stereo/video sales installation Carpentry contractor
                                Massage therapist
                                     Tavern
                               Carpentry/painting
                                 Mortgage broker
                              Telemarketing office
                                Catering service
                                      Motel
                                   Town Homes
                               Commercial roofing
                                   Nail salon
                                   Dance hall
                                    Painting
                               Two-family dwelling
                                 Daycare center
                                 Used car dealer
                                   Pet sitting
                           Wholesale circuit breakers
                        Electrical equipment distributor
                                   Excavation
                            Prefab building erection
                              Exercise and fitness

                                   TECHNOLOGY
         How Modern Technology Makes Old-Fashioned Relationships Better

     Penn-America's success depends on some very old-fashioned technologies: listening, honest relationships, handshakes, open communication, shoe leather. The company's agents are in the trenches, every day, engaged in the kind of ground-level reconnaissance, responsiveness and person-to-person contact that separates nimble entrepreneurs from lumbering bureaucrats. Yet, old fashioned ideas and practices must be supported by sophisticated technologies-- the same technologies that are transforming the livelihoods of the small entrepreneurs the company serves. Penn-America works hard, and invests substantially, to harness modern technologies to improve the quality and efficiency of its relationship with its agents.

     In 1999, Penn-America took great strides down this critical path to success including:

     o Converting the company's agency underwriting manual to CD-ROM format and distributing it to the 625 manual holders in its agents' offices. Many have adopted this better, faster, less expensive format and more than 10% have cancelled their orders for the paper-based version;

     o Completing an electronic data transfer system, through which now more than 70% of all account current information from the company's agents is exchanged;

     o Introducing Pennlink, a first-of-its kind private intranet system for agents that provides immediate and real time access to forms, production statistics and other business data and resources;

     o Upgrading the 135 personal computers used throughout the company, to improve speed and efficiency;

     o Developing and hosting sites on the World Wide Web for company agents who did not have them at the beginning of 1999;

     o Partnering with DocuCorp International (NASDAQ:DOCC) in a beta test of the new Internet Policy Production System (iPPS) that will allow the company's agents to issue policies and supporting documentation via the Internet.

[GRAPHIC OMITTED - PHOTOS]

                                     PEOPLE
   Behind The Scenes On Main Street:
                               The Penn-Americans


When you're "Just Doin' Business" with Penn-America, it's with people who are remarkably like the general agents and small town business people they serve. Here is a profile of the people of Penn-America:
-----------------------------------------------------------
Average age                                       40.3 yrs
-----------------------------------------------------------
Married                                           70.1%
-----------------------------------------------------------
Have children                                     72.4%
-----------------------------------------------------------
Have grandchildren                                17.2%
-----------------------------------------------------------
Live in a small town                              83.7%
-----------------------------------------------------------
Average distance to work                          13.8 miles
-----------------------------------------------------------
Have a small business in the family               40.7%
-----------------------------------------------------------
Grew up in a family with a small business         18.6%
-----------------------------------------------------------

Penn-America has a motto: "Just Doin' Business." It's a shorthand way to recall the five principles by which the company operates:

   Solid relationships
   Sound underwriting
   Adequate reserves
   Strong reinsurance partnerships
   Prudent investing

[GRAPHIC OMITTED - PHOTOS]

                                  GUEST OPINION

                           Are Small Firms Important?

By Jere W. Glover
Chief Counsel for Advocacy, Office of Economic Research of the U.S. Small Business Administration's Office of Advocacy


     Are small firms important? Yes. The impressive performance of the U.S. economy over the past six years can be contrasted with the rather lackluster performance in both Europe and Japan. This divergent macroeconomic performance can be explained in part by differences in competition, entrepreneurship and new firm start-ups. Small firms make two indispensable contributions to the American economy.

     First, they are an integral part of the renewal process that pervades and defines market economies. New and small firms play a crucial role in experimentation and innovation, which leads to technological change and productivity growth. In short, small firms are about change and competition because they change market structure! The U. S. economy is a dynamic organization always in the process of becoming, rather than an established one that has arrived.

     Second, small firms are the essential mechanism by which millions enter the economic and social mainstream of American society. Small business is the vehicle by which millions access the American Dream by creating opportunities for women, minorities and immigrants. In this evolutionary process, community plays the crucial and indispensable role of providing the social glue and networking that binds small firms together in both high tech and "Main Street" activities. The American economy is a democratic system, as well as an economic system, that invites change and participation.

    A successful entrepreneurial environment features continual "creative destruction," to use Joseph Schumpeter's apt term. New companies prosper and help the economy, in part by destroying the markets for semi-monopolistic industries. Nations that protect the markets and incomes of existing larger companies prevent the creative destruction so essential to progress. Therefore, the crucial barometer for economic and social well-being is the continued high level of creation of new and small firms in all sectors of the economy by all segments of society. It should be the role of government policy to facilitate that process by eliminating barriers to entry, lowering transaction costs, and minimizing monopoly profits by large firm. (4)

(4) Reprinted with permission from the "Summary and Policy" implications portion of "The New American Evolution: The Role and Impact of Small Firms," a report prepared by the Office of Economic Research of the United States Small Business Administration's Office of Advocacy.

Penn-America's Core Commerical Business Shows Strong Growth
[BAR CHART OMITTED]

                                                                          PEOPLE
                   Five Penn-America Agents and Their Markets
                             Living On Main Street:

------------------------------------------------------------------------------------
                                             Frank R. Berry                         R. Edward Kraft
                                             Chairman [GRAPHIC OMITTED - PHOTO]     President [GRAPHIC OMITTED]
Agency                                       Specialty Insurance                    American Insurance
                                               Managers, Inc.                         Managers, Inc.
Location                                     Austin TX                              Seattle WA
Years in Business                                     36                                    44
Number of Employees                                   50                                     7
Annual Sales                                       $ 27M                                $ 2.5M
Number Of Businesses
  In State With Employees in 1997                375,357                               174,516
Percentage Of Businesses In State
  That Are Small                                    98.7%                                 98.3%
Net New Jobs Created by Small Businesses
  in Agent's State (1992-1996)                   909,965                               262,258

------------------------------------------------------------------------------

                                         Kenneth E. Kukral, CIC         George Rothert                 Michael Goodell, CIC
                                         President [GRAPHIC OMITTED]    President [GRAPHIC OMITTED]    President [GRAPHIC OMITTED]
Agency                                   International Excess           George Rothert                 R&R/Select
                                           Agency, Inc.                   & Associates
Location                                 Cleveland OH                   Santa Rosa CA                  Tulsa OK
Years in Business                                       43                             4                        10
Number of Employees                                     14                             8                        37
Annual Sales                                       $ 13.5M                        $ 3.2M                     $ 24M
Number Of Businesses
  In State With Employees in 1997                  228,772                       837,802                    72,648
Percentage Of Businesses In State
  That Are Small                                      98.4%                        99.2%                     97.6%
Net New Jobs Created by Small Businesses
  in Agent's State (1992-1996)                     348,113                     1,066,182                    85,023

------------------------------------------------------------------------------------

Annual Meeting
The Annual Stockholders' Meeting will be held in our home office on May 17, 2000 at 10:00 A.M.

Stockholder Relations, Form 10-K
The company's Form 10-K has been filed with the Securities and Exchange Commission. A copy of the Form 10-K and interim reports are available to stockholders without charge from the Investor Relations Department. Telephone
(215) 443-3656 or send your E-mail request to info@penn-america.com

Market and Common Stock Information
Since August 4, 1998, the company's common stock has traded on the New York Stock Exchange under the symbol "PNG." Previously, the company's stock was listed  on  NASDAQ.  As of  February  1,  2000  there  were  approximately  1400 beneficial holders of record of the company's common stock. The high and low sale prices of the common stock were as follows:

          1998                                        1999
Quarter           High     Low              Quarter           High      Low
First           $ 23.00  $ 19.50            First           $ 11.44   $ 9.13
Second            21.25    13.00            Second            11.06     9.44
Third             13.25     8.25            Third             10.31     8.44
Fourth            11.13     8.63            Fourth             8.44     7.13

                                     MONEY

                                MONEY & FINANCE

Selected Five Year Financial Data
(in thousands except per share data)                                     At or for the years ended December 31,
                                                             1999           1998          1997         1996           1995
                                                          ------------------------------------------------------------------
Income statement data
Revenues
         Premiums earned                                   $85,677        $89,493       $91,649       $69,081       $57,228
         Net investment income                               9,537         10,763         9,218         6,705         5,067
         Net realized investment gains                         841             18         1,314           906         1,279
         Other income                                           --             --           672            --            --
                                                          ------------------------------------------------------------------
                  Total revenues                            96,055        100,274       102,853        76,692        63,574
                                                          ------------------------------------------------------------------
Losses and expenses
         Losses and loss adjustment expenses                63,187         55,733        57,728        43,292        35,835
         Amortization of deferred policy
               acquisition costs                            24,802         25,452        24,984        17,785        14,237
         Other underwriting expenses                         6,039          6,389         5,840         4,349         4,356
         Interest expense                                      145            177           520           884           239
                                                          ------------------------------------------------------------------
                  Total losses & expenses                   94,173         87,751        89,072        66,310        54,667
                                                          ------------------------------------------------------------------
Earnings before income taxes                                 1,882         12,523        13,781        10,382         8,907
Income tax (benefit) expense                                  (156)         3,642         4,136         3,389         2,881
                                                          ------------------------------------------------------------------
Net earnings                                                $2,038         $8,881        $9,645        $6,993        $6,026
                                                          ==================================================================

Per share data (1)
Basic
         Net operating earnings(2)                           $0.17          $0.91         $1.08         $0.96         $0.78
         Net earnings                                        $0.24          $0.91         $1.19         $1.05         $0.91
         Weighted average shares outstanding                 8,592          9,766         8,126         6,663         6,645
Diluted
         Net operating earnings(2)                           $0.17          $0.90         $1.07         $0.95         $0.78
         Net earnings                                        $0.24          $0.90         $1.17         $1.04         $0.91
         Weighted average shares outstanding                 8,658          9,873         8,228         6,743         6,655
Cash dividends per share                                   $0.2075          $0.20         $0.16         $0.11         $0.06

Other data
         Gross written premiums                            $95,983        $95,097      $104,694       $80,496       $66,953
         Net written premiums                               87,036         87,829        96,561        73,469        61,286
         Net operating earnings(2)                           1,483          8,869         8,781         6,395         5,182
         Return on average stockholders' equity                2.2%           9.0%         13.8%         17.8%         18.7%

GAAP data
         Loss ratio                                           73.8%          62.3%         63.0%         62.7%         62.6%
         Expense ratio                                        36.0           35.6          33.6          32.0          32.5
                                                          ------------------------------------------------------------------
         Combined ratio                                      109.8%          97.9%         96.6%         94.7%         95.1%

Statutory data
         Policyholders' surplus                            $69,515        $85,358       $83,459       $41,665       $39,118
         Loss ratio                                           73.8%          62.3%         63.0%         62.7%         62.6%
         Expense ratio                                        34.9           35.0          32.3          31.6          30.4
                                                          ------------------------------------------------------------------
         Combined ratio                                      108.7%          97.3%         95.3%         94.3%         93.0%
                                                          ==================================================================
         Property-casualty industry combined ratio(3)        107.5%         104.3%        101.1%        105.9%        106.4%

Balance sheet data (at end of period)
         Cash and investments                             $166,227       $182,866      $177,819      $115,550      $100,428
         Total assets                                      217,782        230,504       225,157       158,605       137,763
         Notes payable                                          --             --            --         9,000        10,150
         Total stockholders' equity                         80,618        100,630        97,307        42,337        36,250
         Total stockholders' equity per share(1)            $10.00         $10.71         $9.85         $6.34         $5.46

(1) Adjusted to reflect a three-for-two split of the company's common stock effected on March 7, 1997. (2) Excludes realized investment gains (losses), assuming 34.2% for 1997 and 34% marginal tax rate for all other years. (3)
Source: For 1999, January 10, 2000 Best Viewpoint; 1995 through 1998, Best Aggregates & Averages-Property Casualty.

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations


The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes included therein.

General
Penn-America Group, Inc. (PNG) is a specialty property and casualty insurance holding company which, through its subsidiaries, Penn-America Insurance Company and its subsidiary Penn-Star Insurance Company, markets and underwrites commercial property, general liability and multi-peril insurance for small businesses located primarily in small towns and suburban and rural areas. The Company provides commercial property and casualty insurance both on an excess and surplus lines basis and on an admitted basis. During 1999, the company announced that it would exit the non-standard personal automobile business entirely. That business is now in run-off.

Penn-America markets its products through about 50 high-quality general agents, who in turn produce business through more than 25,000 retail insurance brokers located throughout the United States. The Company focuses on serving the insurance needs of small or non-standard markets which generally are characterized by small average policy premiums and are serviced by retail insurance brokers with limited access to larger, standard lines insurers. The Company believes that these markets generally are underserved by larger, standard lines insurers, which often limit their underwriting to policies greater than a certain minimum premium size or to certain risk classes and which operate in large-scale markets in which they can achieve economies of scale. Penn-America believes that its distribution network enables it to access effectively these numerous small markets at a relatively low fixed-cost through the marketing, underwriting and administrative support of its general agents, as well as the localized market knowledge and expertise of its general agents and their retail insurance brokers.

Same Store Sales Growth

Dollars in millions           1992           1999           Increase
Commercial GWP                $22.6          $84.5          273.9%
Number of General Agents         38             50           31.6%
Commercial
GWP Per Agent                 $0.59          $ 1.7          188.1%

The success of the Company's strategy is demonstrated by its strong and consistent growth and profitability. From 1992 to 1999, commercial gross written premiums grew at a 20.7% compound annual rate from $22.6 million to $84.5 million.

Penn-America's distribution strategy is to maintain strong relationships with fewer and higher-quality general agents than its competitors. The Company carefully selects a limited number of general agents in each state based on their experience and reputation and strives to preserve each agent's franchise value within its marketing territory. The Company seeks to grow with these general agents and develop strong, long-standing relationships by providing a high level of service and support. From 1992 to 1999, Penn-America achieved 273.9% cumulative growth in commercial gross written premiums with a 31.6% increase in the number of general agents, from 38 to 50. The Company maintains low fixed-costs by underwriting the substantial majority of its policies on a binding authority basis.

Penn-America closely monitors the quality of business it underwrites. The Company provides its general agents with a comprehensive, regularly updated underwriting manual, which also is available online through a private Intranet site called Pennlink. The manual clearly outlines the Company's pricing and underwriting guidelines Penn-America does not write high-risk policies (e.g. medical malpractice, environmental and aviation liability). The Company generally reviews new and renewal commercial policies on a continuous basis to ensure that its underwriting guidelines are being followed. In addition to standard commissions, the Company provides strong incentives to its general agents to produce profitable business through a contingent commission structure, which is tied substantially to underwriting profitability, and through the issuance of shares of its common stock, options and cash as payment of the contingent commissions. Since 1996, the Company has awarded agents approximately 107,000 shares of the Company's stock through its contingent commission structure. Historically, the Company has underwritten the majority of its commercial  lines  business on an excess and  surplus  basis.  In recent  years,
Penn-America has underwritten a greater proportion of its commercial lines business on an admitted basis, as it has identified profitable admitted markets, which remain underserved by larger standard insurers. The Company expects to continue to expand its commercial lines business by offering additional products and packages which enhance its current property and liability coverage, by identifying profitable programs and books of business and by selectively adding high-quality general agents. Examples of such additional products and programs include a commercial automobile product and specialty programs, commercial umbrella and some miscellaneous professional liability coverage. The Company announced in 1999 that it would be running-off all of the non-standard personal automobile business. Non-standard personal automobile business represented approximately 12.0% of the total gross premium written by the Company in 1999 as compared with 24.9% in 1998. The Company anticipates that run-off from non-standard personal automobile written premium in 2000 will be approximately $2.0 million.

Penn-America's commercial insureds consist primarily of small, "Main Street" businesses including restaurants, taverns, mercantiles and artisan contractors, located principally in small towns and suburban and rural areas. In addition, the Company has developed customized products and coverage for other small commercial insureds such as daycare facilities, fitness centers and special events. The Company believes it has benefited from a general migration of small businesses out of urban centers and into suburban and rural areas. Industry consolidation, corporate downsizing and the increased use of communications technology and personal computers, among other factors, have contributed to the high growth in the number of small businesses in these areas.

Penn-America's financial position and results of operations are subject to fluctuations due to a variety of factors. Abnormally high severity or frequency of claims in any period could have a material adverse effect on the Company's business, results of operations or financial condition. Also, re-evaluations of the Company's loss reserves could result in an increase or decrease in reserves and a corresponding adjustment to earnings. Additionally, the insurance industry is highly competitive. Penn-America competes with domestic and international insurers, some of which have greater financial, marketing, management resources and experience than the Company, and it may compete with new market entrants in the future.

The Internet is an obvious force that is affecting every segment of the economy. A host of new competitors is aimed at the immense E-commerce market. The magnitude of the roles that the Internet and its participants will take is yet to be determined.

Competition is based on many factors, including the perceived market strength of the insurer, pricing and other terms and conditions, services provided, the speed of claims payment, the reputation and experience of the insurer and ratings assigned by independent rating organizations such as A.M. Best Company. Penn-America and its subsidiary, Penn-Star currently have a pooled rating from A.M. Best of "A" (Excellent) which was reaffirmed by Best in January 2000. This rating is based upon factors of concern to policyholders, including financial condition and solvency and is not directed to the protection of investors.

Gross Premium Mix by Business Segment [PIE CHART OMITTED]

The following is a brief description of the Company's business segments and lines of insurance

Penn-America manages its business in two segments: commercial and personal lines. Commercial lines consist of general liability, property, multi-peril, business automobile and commercial umbrella. Personal lines consist solely of non-standard personal automobile. During 1999, the Company began exiting non-standard personal automobile and running-off its remaining policies. The Company will continue to report non-standard personal automobile as a separate business segment until it no longer is significant as a segment to the financial statements of the Company.

Commercial General Liability

The Company's commercial general liability insurance is written on an occurrence policy form (as opposed to a claims-made policy form) and provides limits generally ranging from $25,000 to $3 million, with the majority of such policies having limits of between $500,000 and $1 million. The Company's general liability policies provide for defense and related expenses in addition to per occurrence and aggregate policy limits. General liability insureds include restaurants, bars and taverns, retail operations, artisan contractors and similar classes.

Commercial Property

Penn-America's commercial property lines provide limits usually no higher than $4 million, with almost all of the policies being written at limits less than $1 million. Properties insured include restaurants, bars, and taverns, retail operations, vacant buildings and other similar classes.

Commercial Multi-Peril

Penn-America also writes the same commercial property and general liability risks together as a "package" for its insureds, generally referred to as "commercial multi-peril." The limits on these policies are the same as if written on a monoline basis. Consistent with the current industry trend, the Company has been writing more commercial multi-peril policies than individual property and liability policies during the last several years. The Company expects this trend to continue in light of the fact that a substantial number of the Company's commercial insureds customarily require both liability and property insurance coverage, together with the fact that Insurance Services Office (ISO) forms make it easier and more efficient to write such multi-peril policies.

Business Automobile and Commercial Umbrella

The Company recently added both business automobile and commercial umbrella coverage to enhance its commercial multi-peril ("package") writings. The types of risks and insureds targeted are similar to those already written, such as restaurants, bars and taverns, mercantile, artisan contractors and similar classes. The business automobile insurance line (cars and light trucks) can be written with liability limits up to $1 million. Commercial umbrella insurance can be written for limits up to $5 million with significant reinsurance support from General Reinsurance Corporation. For commercial umbrella coverage, Penn-America usually writes the primary $1 million liability limit. The Company expects that the addition of these coverages will expand package writings further and help to increase renewal retention of existing policies.

Program Business.

Penn-America creates specialized underwriting and marketing programs for individual agents based upon specific territorial needs and opportunities. The individual agent is given exclusive marketing authority for the program subject to territorial limitations. The Company believes it can achieve superior underwriting results and expense savings on these programs. In all of its commercial product lines, the Company continuously is developing specialized programs for certain industry segments to meet the needs of these marketplaces. For example, Penn-America has developed programs for independent fitness centers, daycare operations, low-hazard miscellaneous professional liability coverage and special events. As a group, these programs are a significant benefit to the Penn-America's marketing efforts, although they do not generate a material amount of the Company's gross written premiums. During 1999, the Company began cargo, courier and dwelling programs for specific agents. These programs contributed approximately $7.5 in gross written premiums during 1999.

Non-Standard Personal Automobile

Penn-America wrote non-standard personal automobile policies in seven states. In 1999, the Company announced that it was pulling-out of this line entirely and that it would be in run-off. The business being run-off represented $11.5 million of gross premiums written in 1999. The non-standard automobile written premium anticipated to be written by the Company in 2000 is largely the result of the statutory requirements of states regarding renewals. The Company estimates that only about $2.0 million of personal non-standard automobile premiums will be written in 2000.

Results of Operations

Year ended December 31, 1999 compared with year ended December 31, 1998

Gross written premiums increased 0.9% to $95.9 million for the year ended December 31, 1999 from $95.1 million for the year ended December 31, 1998. The slight increase resulted from an 18.3% increase in commercial lines premium to $84.5 million offset by the 51.3% decline in the non-standard personal automobile line's gross written premiums to $11.5 million.

Net written premiums decreased 0.9% to $87.0 million for the year ended December 31, 1999 from $87.8 for the year ended December 31, 1998. During the same period, net premiums earned decreased 4.3% to $85.7 from $89.5 million. Net premiums earned decreased due to the decrease in gross written premium which, in turn, was due primarily to the run-off of non-standard personal automobile.

1999 Commercial Premium Growth As Compared with The P&C Industry
[BAR CHART OMITTED]

Net investment income decreased 11.4% to $9.5 million for the year ended December 31, 1999 from $10.8 million for the year ended December 31, 1998. The decrease resulted principally from the use of excess capital to purchase $13.8 million of treasury stock; a decrease in investment tax equivalent yields to 6.27% from 6.52%; and a decline in cash flows from operations due principally to the run-off of the non-standard personal automobile line.

Net realized investment gains after taxes for the year ended December 31, 1999 were $555,000 as compared with $12,000 for the year ended December 31, 1998.

Losses and loss adjustment expenses increased 13.4% to $63.2 million in 1999 as compared with $55.7 million in 1998 due primarily to an increase in property losses in the current year and increased developments on prior accident years of $8.4 million in the commercial casualty and personal automobile lines.

Amortization of deferred acquisition costs decreased 2.6% to $24.8 million for the year ended December 31, 1999 from $25.5 million for the year ended December 31, 1998. The decrease was attributable primarily to a decrease in non-standard automobile premium written and the change in the mix of business. Typically non-standard automobile commission rates are higher than the commercial rates.

Other underwriting expenses decreased 5.5% to $6.0 million for the year ended December 31, 1999 from $6.4 million for the year ended December 31, 1998.

The loss ratio increased to 73.8% for the year ended December 31, 1999 from 62.3% for the year ended December 31, 1998. The statutory expense ratio decreased slightly to 34.9% from 35.0% for the year ended December 31, 1998. The decrease in the statutory expense ratio is attributable mainly to the decrease in the net premiums written in the non-standard personal automobile line, which has a higher commission rate. The statutory combined ratio increased to 108.7% for the year ended December 31, 1999 compared with 97.3% for the year ended December 31, 1998.

As a result of the factors described above, the Company's net operating earnings before realized investment gains for the year ended December 31, 1999 decreased 83.3% to $1.5 million or $0.17 per share (basic and diluted) from $8.9 million or $0.91 per share (basic) and $0.90 per share (diluted) for the year ended December 31, 1998.

Net earnings for the year ended December 31, 1999 were $2.0 million or $0.24 per share (basic and diluted) as compared with $8.9 million or $0.91 per share (basic) and $0.90 per share (diluted) in 1998.

Year ended December 31, 1998 compared with year ended December 31, 1997

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

Net investment income increased 16.8% to $10.8 million for the year ended December 31, 1998 from $9.2 million for the year ended December 31, 1997. The increase resulted principally from growth in invested assets funded primarily by net proceeds from the secondary offering in July 1997 and cash flows from operations, which was partially offset by an increase in tax-exempt securities in the portfolio, which grew to $35.3 million from $550,000 at year-end December 31, 1997. The average tax equivalent investment yield on the fixed-income portfolio as of December 31, 1998 was 6.52% compared to 6.70% for December 31, 1997.

Net realized investment gains after taxes for the year ended December 31, 1998 were $12,000 as compared with $864,000 for the year ended December 31, 1997.

Losses and loss adjustment expenses decreased 3.5% to $55.7 million in 1998 as compared with $57.7 million in 1997 due primarily to the decrease in net premiums earned.

Amortization of deferred acquisition costs increased 1.9% to $25.5 million for the year ended December 31, 1998 from $25.0 million for the year ended December 31, 1997. The increase was attributable primarily to an increase in commercial lines commission rates from 20% to 22%, a 10% increase during 1998 and was offset partially by the decline in earned premiums.

Other underwriting expenses increased 9.4% to $6.4 million for the year ended December 31, 1998 from $5.8 million for the year ended December 31, 1997. The increase in 1998 expenses was due primarily to expenses related to new programs and other non-recurring expenses of the holding company.

The loss ratio decreased to 62.3% for the year ended December 31, 1998 from 63.0% for the year ended December 31, 1997. The statutory expense ratio increased to 35.0% from 32.3% for the year ended December 31, 1997. The increase in the statutory expense ratio was attributable mainly to the decrease in the net premiums written primarily in the non-standard personal automobile lines as well as the increase in the commercial lines commission rate. The statutory combined ratio increased to 97.3% for the year ended December 31, 1998 compared with 95.3% for the year ended December 31, 1997.

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

Liquidity and Capital Resources

Penn-America Group (PNG) is a holding company, the principal asset of which is the common stock of Penn-America Insurance Company. PNG's cash flows depend primarily on dividends and other payments from Penn-America and its subsidiary Penn-Star. PNG uses these funds to pay (i) operating expenses, (ii) taxes and other payments, (iii) dividends to PNG stockholders and (iv) more recently to fund the company's stock repurchase program. Penn-America's source of funds consists primarily of premiums, investment income and proceeds from sales and redemptions of investments. Funds are used by Penn-America and Penn-Star principally to pay claims and operating expenses, to purchase investments and to make dividend and other payments to PNG.

The principal source of cash to use for the payment of dividends to PNG's stockholders is dividends from Penn-America and its subsidiary Penn-Star.
Penn-America is required by law to maintain a certain minimum surplus on a statutory basis and is subject to risk-based capital requirements and regulations under which payment of dividends from statutory surplus may require prior approval of the Pennsylvania regulatory authorities. The maximum dividend that may be paid in 2000 by Penn-America to PNG without prior approval of regulatory authorities is $6.9 million. Penn-America's statutory surplus decreased 18.6% to $69.5 million as of December 31, 1999, from $85.4 million as of December 31, 1998. This decrease was due primarily to dividends of $14.5 million to PNG and offset by consolidated statutory net income of $1.9 million from Penn-America. These dividends were used primarily to purchase stock under the corporate stock buy-back program ($13.8 million) and to pay dividends to PNG stockholders ($1.8 million).

Net cash provided by operating activities decreased 19.2% to $8.6 million for the year ended December 31, 1999 from $10.6 million for the year ended December 31, 1998. The decrease in net cash provided by operations resulted principally from the decrease in net premiums written during the year due to the run-off of non-standard personal automobile business. Net cash used by investing activities was $5.4 million for the year ended December 31, 1999, compared with $18.2 million provided by investing activities for the year ended December 31, 1998. This decrease in cash from investing activities in 1999 was due to the Company's decision to invest excess cash in the purchase of its own stock. During 1998, cash flow was provided by investing activities due to the Company's decision to remain liquid through year-end as the Company evaluated interest rates and the financial markets.

Net cash used by financing activities was $15.3 million for the year ended December 31, 1999 as compared with $6.9 million for the same period in 1998. In 1999 and 1998, $13.8 and $5.6 million were used by the Company to repurchase 1,385,250 and 542,325 shares of Company stock through the stock buy-back program and $1.8 and $1.9 million were used for PNG stockholder dividends for 1999 and 1998, respectively. The cash provided by financing activities in

STOCK REPURCHASE PROGRAM [BAR CHART OMITTED]

1997 resulted primarily from $45.6 million in proceeds from the secondary stock offering and the exercise of stock options, partially offset by the principal repayment of $9 million on the term loan and $1.3 million of the cash dividends paid to stockholders.

The Company believes that it has sufficient liquidity to meet its anticipated insurance obligations and operating and capital expenditure needs. The Company's investment strategy emphasizes quality, liquidity and diversification, as well as total return. With respect to liquidity, the Company considers liability durations, specifically related to loss reserves, when determining desired investment maturities. In addition, maturities have been staggered to produce cash flows for loss payments and reinvestment opportunities. The average duration of the fixed-maturity portfolio as of December 31, 1999 was approximately 4.5 years.

The Company's fixed-maturity portfolio represented $127.7 million or 82.8% of the total carrying value of the investment portfolio as of December 31, 1999. Approximately 97.8% of these securities were rated "A" or better by Standard & Poor's or Moody's. Equity securities, the majority of which consist of preferred stocks, represented $26.0 million or 16.8% of total investments as of December 31, 1999.

As of December 31, 1999, the investment portfolio contained $17.6 million of mortgage- and asset-backed obligations. All of these securities were "AAA"-rated securities issued by government or government-related agencies, were publicly traded and had market values obtained from an independent pricing service. Changes in estimated cash flows due to changes in prepayment assumptions from the original purchase assumptions are revised based on current interest rates and the economic environment. The Company had no other derivative financial instruments, real estate or mortgages in the investment portfolio as of December 31, 1999.

In September 1998, the Company completed a revolving credit facility for $25 million with First Union National Bank. This facility provides for an interest rate tied to LIBOR plus a variable factor to be charged on borrowed funds based on the Company's debt-to-equity ratio at the time of borrowing. This variable interest factor ranges from 75 to 150 basis points. The facility is available until the year 2004 with a structured step-down in the available credit line over that period. As of December 31, 1999, the Company had not drawn upon this credit facility.

Market Risk

The Company is subject to market risk principally arising from the potential change in the value of its investment portfolio.

The major components of market risk affecting the Company are interest rate and equity risk. The Company has a fixed-maturities investment portfolio with a fair value of $127.7 million at December 31, 1999 that is subject to changes in value principally due to changes in market interest rates. A component of the fixed-maturities portfolio includes mortgage-backed and asset-backed securities ($17.6 million in fair value at December 31, 1999), which are exposed to accelerated prepayment risk generally caused by decreases in interest rates. Acceleration of repayments could affect adversely future investment income, if reinvestment of the cash received from repayments is in lower-yielding securities.

The Company's preferred equity portfolio of $18.4 million at December 31, 1999 is subject to interest rate risk similar to the fixed-maturities portfolio described above.

In addition to interest rate risk, the Company's common equity portfolio of $7.6 million at December 31, 1999 is subject to changes in value based on changes in equity prices in United States markets.

The Company manages its exposure to market risk through a disciplined asset/liability matching and capital management process. In the management of market risk, the characteristics of duration, credit and variability of cash flows are critical elements. These risks constantly are assessed and balanced within the context of the liability and capital position of the Company.

The following is a tabular presentation of the Company's investment portfolio (dollars are presented in millions) at December 31, 1999.

                                                            Expected Maturity Date
                                                                                                        Fair
                                                                                      There-            Value
                                           2000     2001    2002     2003     2004     after   Total    Total
---------------------------------------------------------------------------------------------------------------
Fixed-Maturities Portfolio
Principal  amount                         $15.4    $13.1   $12.1    $ 6.0    $17.2     $84.1  $147.9
  Average  interest rate                   6.19%    6.41%   6.32%    5.77%    5.95%     5.42%   5.78%
  Fair value                                                                                            $127.5
  Yield  on fair  value                                                                                   6.55%

Preferred Stock
  Principal amount                                                                     $20.4   $20.4
  Average interest rate                                                                 6.32%   6.32%
  Fair value                                                                                             $18.4
  Yield on fair value                                                                                     7.04%

Common Stock
  Fair value                                                                                              $7.6
---------------------------------------------------------------------------------------------------------------

The average interest rate presented above is the yield on amortized cost of fixed maturities and the yield on actual cost of preferred stocks. The principal amounts are the par values or the cash flow at maturity. The expected maturity date anticipates calls and prepayments.

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

Other
The National Association of Insurance Commissioners adopted risk-based capital standards with which property and casualty insurers must comply. In concept, risk-based capital is designed to measure the acceptable amount of capital an insurer should have based on the inherent specific risks of each insurer. Insurers failing to meet this benchmark capital level may be subject to scrutiny by the insurer's domiciled insurance department. Based on the currently adopted standards, Penn-America's and Penn-Star's capital and surplus is in excess of the prescribed risk-based capital requirements for 1999.

The Year 2000

Introduction
The Company has referred to the "Year 2000, or "Y2K," as any problem that automated systems could encounter on or after January 1, 2000, including February 29, 2000, due to computers' or other electronic devices' inability to register the year 2000 correctly, rather than as the year 1900. In this regard, the Company has relied on its (and its key customers', suppliers' and vendors') information technology systems ("IT systems") to operate and monitor all major aspects of the Company's business, including underwriting, claims and various financial systems, and non-information technology systems ("non-IT-systems"), such as electricity, telephones, facsimile machines, heating and air-conditioning and fire protection systems.

State of Readiness
As of December 31, 1999, all remediations to and of the IT and non-IT systems of the Company and its key customers, suppliers and vendors were completed. The Company also had completed and tested a Contingency Plan that could be used in the event of a Year 2000, or Y2K, problem.

As of the date of this report, neither the Company nor any of its key customers, suppliers and vendors has experienced any significant Year 2000 or Y2K problems. The Company continues to monitor the Year 2000 situation, but has seen no Year 2000 disruption to date and has no basis on which to expect a disruption.

Cost
The Company incurred approximately $120,000 to re-code and test its IT systems, upgrade certain non-IT systems and participate in a Y2K audit mandated by the Pennsylvania Department of Insurance.

Risks
While the Company believes as of this date that it has not and will not experience any Year 2000 or Y2K related problems, the Company cannot guarantee that a significant problem will not arise, either with IT systems and non-IT systems of the Company or any key customer, supplier or vendor with which the Company does business. It is still possible that a disruption in the receipt and/or processing of insurance policies, claims, payment of receivables or other problems could occur. This could result in business disruption, operational problems, financial losses, legal liability and similar risks to the business.

While the Company has not yet received any demand for coverage for a Y2K event, it is possible that the Company could be exposed to insurance risks related to Y2K exposures of its insureds. This is despite the endorsement of a Y2K exclusion in new and renewal policies as of November 1, 1998.

Contingency Plans
The  Company   continues  to  maintain  its  written   Contingency  Plan,  which
incorporates its Disaster Recovery Plan, and is available in the event of an unforeseen Year 2000 or Y2K related problem.

The foregoing constitutes a "Year 2000 Readiness Disclosure" within the meaning of the Year 2000 Readiness Disclosure Act.

      Penn-America Group, Inc. and Subsidiaries Consolidated Balance Sheets

                                                                                                       December 31,
(In thousands except share and per share data)
                                                                                                  1999              1998
----------------------------------------------------------------------------------------------------------------------------
Assets
Investments:
   Fixed maturities:
      Available for sale, at fair value (amortized cost 1999, $115,975; 1998, $103,365)         $111,419          $105,598
      Held to maturity, at amortized cost (fair value 1999, $16,103; 1998, $27,270                16,294            26,956
   Equity securities, at fair value (cost 1999, $28,014; 1998, $23,358)                           26,020            25,238
   Short-term investments, at cost, which approximates fair value                                    449               997
                                                                                              -----------------------------
         Total investments                                                                       154,182           158,789
Cash                                                                                              12,045            24,077
Receivables:
   Accrued investment income                                                                       1,965             1,871
   Premiums receivable, net                                                                        8,981            10,349
   Reinsurance recoverable                                                                        18,284            18,766
                                                                                              -----------------------------
         Total receivables                                                                        29,230            30,986
Prepaid reinsurance premiums                                                                       3,529             2,809
Deferred policy acquisition costs                                                                  9,306             8,728
Capital lease                                                                                      1,840             2,051
Deferred income taxes                                                                              5,487             1,598
Income tax recoverable                                                                             1,652               884
Other assets                                                                                         511               582
                                                                                              -----------------------------
         Total assets                                                                           $217,782          $230,504
                                                                                              =============================

Liabilities and Stockholders' Equity
Liabilities:
   Unpaid losses and loss adjustment expenses                                                    $93,719           $88,937
   Unearned premiums                                                                              36,332            34,253
   Accounts payable and accrued expenses                                                           1,755             1,179
   Capitalized lease obligation                                                                    1,821             2,080
   Other liabilities                                                                               3,537             3,425
                                                                                              -----------------------------
         Total liabilities                                                                       137,164           129,874
                                                                                              -----------------------------

Stockholders' equity:
   Preferred stock, $ .01 par value; authorized 2,000,000 shares;
      none issued                                                                                     --                --
   Common stock, $ .01 par value; authorized 20,000,000 shares issued; 1999, 9,990,436 and 1998, 9,938,179 shares; outstanding 1999,
      8,062,861 and 1998, 9,395,854                                                                  100                99
   Additional paid-in capital                                                                     69,591            69,035
   Accumulated other comprehensive (loss) income                                                  (4,324)            2,714
   Retained earnings                                                                              35,050            34,779
   Treasury stock, 1999, 1,927,575 shares and 1998, 542,325 shares, at cost                      (19,474)           (5,643)
                                                                                              -----------------------------
                                                                                                  80,943           100,984
   Unearned compensation from restricted stock awards                                               (325)             (354)
                                                                                              -----------------------------
         Total stockholders' equity                                                               80,618           100,630
                                                                                              -----------------------------
         Total liabilities and stockholders' equity                                             $217,782          $230,504
                                                                                              =============================

          See accompanying notes to consolidated financial statements.
16

  Penn-America Group, Inc. and Subsidiaries Consolidated Statements of Earnings

                                                                   For the years ended December 31,
(In thousands except per share data)                           1999            1998             1997
-------------------------------------------------------------------------------------------------------
Revenues
   Premiums earned                                          $ 85,677         $ 89,493        $ 91,649
   Net investment income                                       9,537           10,763           9,218
   Net realized investment gains                                 841               18           1,314
   Other income                                                   --               --             672
                                                            -----------------------------------------
           Total revenues                                     96,055          100,274         102,853
                                                            -----------------------------------------

Losses and expenses
   Losses and loss adjustment expenses                        63,187           55,733          57,728
   Amortization of deferred policy acquisition costs          24,802           25,452          24,984
   Other underwriting expenses                                 6,039            6,389           5,840
   Interest expense                                              145              177             520
                                                            -----------------------------------------
           Total losses and expenses                          94,173           87,751          89,072
                                                            -----------------------------------------

   Earnings before income tax                                  1,882           12,523          13,781
   Income tax (benefit) expense                                 (156)           3,642           4,136
                                                            -----------------------------------------
Net earnings                                                $  2,038         $  8,881        $  9,645
                                                            =========================================

Net earnings per share (note 2)
   Basic                                                    $   0.24         $   0.91        $   1.19
   Diluted                                                  $   0.24         $   0.90        $   1.17
                                                            =========================================
Weighted average number of shares used in
calculating per share data (note 2)
   Basic                                                       8,592            9,766           8,126
   Diluted                                                     8,658            9,873           8,228
                                                            =========================================

Cash dividends per share                                    $ 0.2075         $   0.20        $   0.16
                                                            =========================================

         See accompanying notes to consolidated financial statements.

             Penn-America Group, Inc. and Subsidiaries Consolidated
                       Statements of Stockholders' Equity

                                                                                                                Unearned
                                                                         Accumulated                        Compensation
                                                           Additional          Other                                From
(In thousands except share                  Common Stock      Paid-In  Comprehensive  Retained    Treasury    Restricted
  and per share data)                    Shares    Amount     Capital  Income(Loss)   Earnings       Stock   Stock Awards     Total

Balance, at December 31, 1996          6,676,131      $67      $21,844       $993     $19,533          --          $(100)   $42,337
Net earnings                                                                            9,645                                 9,645
Other comprehensive income,
   net of tax:
   Unrealized gains on investments,
   net of reclassification adjustment                                         656                                               656
                                                                                                                          ---------
Comprehensive income                                                                                                         10,301
                                                                                                                          ---------
Issuance of common stock               3,207,253       32       46,377                                                       46,409
Unearned compensation from
   restricted stock awards                                                                                          (512)      (512)
Cash dividends paid
   ($0.16 per share)                                                                   (1,329)                               (1,329)
Amortization of compensation
   expense from restricted stock                                                                                     101        101
                                     -----------------------------------------------------------------------------------------------

Balance, at December 31, 1997          9,883,384      $99      $68,221     $1,649     $27,849          --          $(511)   $97,307
Net earnings                                                                            8,881                                 8,881
Other comprehensive income,
   net of tax:
   Unrealized gains on investments,
   net of reclassification adjustment                                       1,065                                             1,065
                                                                                                                          ---------
Comprehensive income                                                                                                          9,946
                                                                                                                          ---------
Issuance of common stock                  54,795                   814                                                          814
Amortization of compensation
   expense from restricted
   stock awards                                                                                                      157        157
Cash dividends paid ($0.20 per share)                                                  (1,951)                               (1,951)
Purchase of treasury stock, at cost                                                                (5,643)                   (5,643)
                                     -----------------------------------------------------------------------------------------------

Balance, at December 31, 1998          9,938,179     $ 99     $ 69,035     $2,714    $ 34,779    $ (5,643)         $(354)  $100,630
Net earnings                                                                            2,038                                 2,038
Other comprehensive (loss),
   net of tax:
   Unrealized losses on
   investments, net of
   reclassification adjustment                                             (7,038)                                           (7,038)
                                                                                                                          ---------
Comprehensive (loss)                                                                                                         (5,000)
                                                                                                                          ---------
Issuance of common stock                  52,257        1          556                                                          557
Unearned compensation from
   restricted stock awards                                                                                           (91)       (91)
Amortization of compensation
   expense from restricted
   stock awards                                                                                                      120        120
Cash dividends paid ($0.2075
   per share)                                                                          (1,767)                               (1,767)
Purchase of treasury stock, at cost                                                                              (13,831)   (13,831)
                                     ----------------------------------------------------------------------------------------------
Balance, at December 31, 1999          9,990,436     $100     $ 69,591    $(4,324)    $35,050    $(19,474)       $  (325)   $80,618
                                     ==============================================================================================

         See accompanying notes to consolidated financial statements.
18

             Penn-America Group, Inc. and Subsidiaries Consolidated
                            Statements of Cash Flows

                                                                                 For the years ended December 31,
(In thousands)                                                               1999            1998              1997
---------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net earnings                                                           $  2,038         $  8,881         $  9,645
   Adjustments to reconcile net earnings to net cash provided by operating activities:
      Amortization and depreciation expense                                    493              720              449
      Net realized investment gains                                           (841)             (18)          (1,314)
      Deferred tax (benefit) expense                                          (263)             159             (434)
      Net increase in premiums and note receivable, prepaid
              reinsurance premiums and unearned premiums                     2,727              401            3,266
      Net increase in unpaid losses and loss adjustment expenses
              and reinsurance recoverable                                    5,264            2,210           12,951
   (Increase) decrease in:
      Accrued investment income                                                (94)             102             (302)
      Deferred policy acquisition costs                                       (578)            (165)          (1,332)
      Income tax recoverable                                                  (768)            (844)             562
      Other assets                                                             (64)            (215)             (50)
   Increase (decrease) in:
      Accounts payable and accrued expenses                                    576           (1,159)             565
      Other liabilities                                                        112              572              982
                                                                         -------------------------------------------
   Net cash provided by operating activities                                 8,602           10,644           24,988
                                                                         -------------------------------------------


Cash flows from investing activities:
   Purchases of equity securities                                           (8,320)         (17,388)         (19,258)
   Purchases of fixed maturities available for sale                        (38,521)         (45,533)         (61,966)
   Purchases of fixed maturities held to maturity                           (2,785)          (1,015)         (13,082)
   Proceeds from sales of equity securities                                  4,462           19,633            5,459
   Proceeds from sales of fixed maturities available for sale                   --           23,037               --
   Proceeds from maturities of fixed maturities available for sale          25,995            7,997           13,604
   Proceeds from maturities of fixed maturities held to maturity            13,256           20,988           18,789
   Change in short-term investments                                            548           10,458           (4,455)
                                                                         -------------------------------------------
   Net cash (used) provided by investing activities                         (5,365)          18,177          (60,909)
                                                                         -------------------------------------------

Cash flows from financing activities:
   Issuance of common stock                                                    465              814           45,544
   Purchase of treasury stock                                              (13,831)          (5,643)              --
   Principal payments on notes payable                                          --               --           (9,000)
   Principal payments on capital lease obligations                            (136)            (127)            (110)
   Dividends paid                                                           (1,767)          (1,951)          (1,329)
                                                                         -------------------------------------------
   Net cash (used) provided by financing activities                        (15,269)          (6,907)          35,105
                                                                         -------------------------------------------

(Decrease) increase in cash                                                (12,032)          21,914             (816)
Cash, beginning of period                                                   24,077            2,163            2,979
                                                                         -------------------------------------------
Cash, end of period                                                       $ 12,045         $ 24,077         $  2,163
                                                                         ===========================================
Supplemental disclosure of cash flow information
   Cash paid during the period for:
      Income tax                                                          $    875         $  4,248         $  4,009
      Interest                                                                 145              177              576
   Non-cash transaction:
      Cost of securities transferred from available for
      sale to held to maturity                                            $     --               --         $  8,002

         See accompanying notes to consolidated financial statements.

                Penn-America Group, Inc. and Subsidiaries Notes
                      to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Basis of Presentation and Description of Business
Penn-America  Group, Inc. (the "Company") is an insurance holding company.  Penn
Independent Corporation ("Penn Independent") at December 31, 1999, owns approximately 38.3% of the outstanding common stock of the Company. The accompanying financial statements include the accounts of the Company and its wholly owned subsidiary, Penn-America Insurance Company ("Penn-America") and its wholly owned subsidiary Penn-Star Insurance Company ("Penn-Star"). All significant intercompany accounts and transactions have been eliminated in consolidation. These financial statements are prepared in conformity with accounting principles generally accepted in the United States, which differ in some respects from those followed in reports to insurance regulatory authorities.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Penn-America and its subsidary Penn-Star underwrites commercial property and general liability insurance and multi-peril insurance, generally referred to as "property and casualty" insurance. The companies write their business on an excess and surplus lines or non-standard basis as well as on an admitted basis. Penn-America and Penn-Star combined are licensed admitted insurers in 35 states and are approved non-admitted (excess and surplus lines) insurers in 15 states and the District of Columbia.

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

Investments in fixed-maturity securities are adjusted for amortization of premium and accretion of discounts to maturity date using the interest method. Income is recognized on the accrual basis. Realized investment gains and losses are recorded as income when the securities are sold using the specific identification basis.

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

Premiums and Other Receivables

Premiums are recognized as revenue ratably over the terms of the respective policies. Unearned premiums are calculated using the semi-monthly pro-rata basis. Management has established an allowance for doubtful accounts of $422,000 at December 31, 1999 and $522,000 1998, on premium receivables, which management believes is adequate to cover uncollectible accounts.

Policy Acquisition Costs

Policy acquisition costs such as commissions, salaries, premium taxes and certain other underwriting expenses, which vary with and are directly related to the production of business, are deferred and amortized over the effective periods of the related insurance policies. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable values, which gives effect to the premium to be earned, related investment income, losses and loss adjustment expenses and certain other costs expected to be incurred as the premium is earned.

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

The fair value of options is estimated on the grant date using the Black-Scholes option pricing model. The model assumes the following for 1999, 1998 and 1997, respectively: expected annual dividend rates of 1.9%, 1.1%, and 1.2%; risk-free interest rates of 6.0%, 6.0% and 6.8%; weighted average expected life of the options of 2.5 years for all years; and expected stock price volatility of 30% for all years.

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

Diluted EPS reflects the potential dilution that could occur if the securities or other contracts to issue common stock were exercised or converted into common stock. All per-share calculations and stock option disclosures presented have been adjusted retroactively to reflect a three-for-two stock split declared in January 1997. Shares outstanding also have been restated to reflect the stock split.

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations:

                                         Years ended December 31,
                                      ----------------------------
(In thousands except per share data)    1999      1998       1997
                                      ----------------------------

Basic EPS:

Net earnings                           $2,038    $8,881    $9,645
Weighted average common
   shares outstanding                   8,592     9,766     8,126
                                      ----------------------------
Basic EPS                               $0.24     $0.91     $1.19
                                      ----------------------------

Diluted EPS:

Net Earnings                           $2,038    $8,881    $9,645
                                      ----------------------------
Weighted average common
   shares outstanding                   8,592     9,766     8,126
Additional shares outstanding
   after the assumed exercise of
   options by applying the treasury
   stock method                            66       107       102
                                      ----------------------------

Total Shares                            8,658     9,873     8,228
                                      ----------------------------

Diluted EPS                             $0.24     $0.90     $1.17
                                      ============================

Note 3 Transactions with Affiliates

Penn-America leases its home office facility from a stockholder. The lease is accounted for as a capitalized lease. The amounts of property capitalized, $2,603,000 and $2,727,000 are presented net of accumulated amortization of $763,000 and $676,000 as of December 31, 1999 and 1998, respectively. Penn Independent and its subsidiaries also lease a portion of the building in which Penn-America's home office facility is located. Management believes that the lease terms are at market rates.

Penn Independent provides the Company with management and other services. The Company paid $200,000, $225,000 and $296,000 in 1999, 1998 and 1997, respectively, for such services. Such amounts are based on allocations of estimated costs.

All costs incurred by Penn Independent on behalf of Penn-America have been allocated to Penn-America and are reflected in the financial statements. Management believes that the methods used to allocate such costs are reasonable and that Penn-America's expenses on a stand-alone basis would not be materially different.

Premiums written resulting from transactions with insurance agency affiliates of Penn Independent were $1,732,000 in 1999, $1,279,000 in 1998 and $1,597,000 in
1997. Commissions
paid to such affiliates were $441,000 in 1999, $294,000 in 1998 and $359,000 in 1997. Agents' balances receivable from affiliates were $196,000 and $153,000 as of December 31, 1999 and 1998 respectively.

Note 4 Investments

The  Company   invests   primarily   in   investment-grade   fixed   maturities,
substantially all of which are rated "A" or higher by Standard & Poor's Corporation. The cost, gross unrealized gains and losses and fair values of investments are as follows:

                                                 December 31, 1999
                                  ----------------------------------------------
                                                   Gross       Gross
                                              Unrealized  Unrealized       Fair
(In thousands)                        Cost         Gains      Losses      Value
                                  ----------------------------------------------
Fixed maturities
Available for sale
U.S. Treasury securities
  and obligations of U.S.
  government agencies               $10,666         $30     $(1,315)      $9,381
Corporate securities                 33,005          43      (1,204)      31,844
Mortgage-backed securities            9,630           0        (229)       9,401
Other structured securities           8,230          32         (55)       8,207
Municipal                            29,222           0      (1,008)      28,214
Public utilities                     25,222           2        (852)      24,372
                                  ----------------------------------------------
Total                              $115,975        $107     $(4,663)    $111,419
                                  ----------------------------------------------

Held to maturity
U.S. Treasury securities and
  obligations of U.S.
  government agencies                 7,791           0        (122)       7,669
Corporate securities                  7,360           1         (63)       7,298
Municipal                               150           1          (1)         150
Public utilities                        993           0          (7)         986
                                  ----------------------------------------------
Total                                16,294           2        (193)      16,103
                                  ----------------------------------------------
Total fixed-maturity securities     132,269         109      (4,856)     127,522
                                  ----------------------------------------------
Equity securities                    28,014         951      (2,945)      26,020
Short-term investments                  449          --          --          449
                                  ----------------------------------------------
Total investments                  $160,732      $1,060     $(7,801)    $153,991
                                  ==============================================

                                                       December 31, 1998
                                      ---------------------------------------------------
                                                       Gross         Gross
                                                  Unrealized    Unrealized         Fair
(In thousands)                           Cost          Gains        Losses        Value
                                      ---------------------------------------------------
Fixed maturities
Available for sale
U.S. Treasury securities
     and obligations of U.S.
     government agencies                 $5,512         $149          $--        $5,661
Corporate securities                     28,725        1,024           (1)       29,748
Mortgage-backed securities               10,074           96           (3)       10,167
Other structured securities.15,668           69           --       15,737
Municipal                                35,295          624           --        35,919
Public utilities                          8,091          275           --         8,366
                                      ---------------------------------------------------
Total                                  $103,365       $2,237          $(4)     $105,598
                                      ===================================================

                                                    December 31, 1998 (cont'd)
                                      -------------------------------------------------
                                                        Gross        Gross
                                                   Unrealized    Unrealized     Fair
(In thousands)                           Cost           Gains        Losses    Value
                                      -------------------------------------------------
Held to maturity
U.S. Treasury securities and
     obligations of U.S.
     government agencies                11,046          148           --        11,194
Corporate securities                     9,396          101           (1)        9,496
Mortgage-backed securities               5,123           37           (2)        5,158
Municipal                                  399            4           --           403
Public utilities                           992           27           --         1,019
                                      -------------------------------------------------
Total                                   26,956          317           (3)       27,270
                                      -------------------------------------------------
Total fixed-maturity securities        130,321        2,554           (7)      132,868
                                      -------------------------------------------------
Equity securities                       23,358        2,348         (468)       25,238
Short-term investments                     997           --           --           997
                                      -------------------------------------------------
Total investments                     $154,676       $4,902        $(475)     $159,103
                                      =================================================

Fixed maturities at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

          Available for Sale                      Held to Maturity
                                -------------------------------------------------
                                 Amortized                 Amortized
(In thousands)                        Cost    Fair Value        Cost   Fair Value
                                -------------------------------------------------
Due in one year or less            $2,000       $1,992       $9,013       $8,999
Due after one year through
     five years                    28,586       28,100        6,281        6,146
Due after five years through
     ten years                     36,959       35,331        1,000          958
Due after ten years                30,570       28,388            0            0
Asset- and mortgage-backed
     securities                    17,860       17,608            0            0
                                -------------------------------------------------
Total                            $115,975     $111,419      $16,294      $16,103
                                =================================================

A summary of net investment income is as follows:

                                           Years ended December 31,
                                    ------------------------------------
(In thousands)                        1999          1998           1997
                                    ------------------------------------
Interest on fixed maturities         $7,629        $8,921        $7,506
Dividends on equity securities        1,492         1,528         1,123
Interest on short-term
     investments and cash               787           732           852
Other                                     4             2            42
                                    ------------------------------------
Total investment income               9,912        11,183         9,523

Less investment expense                (375)         (420)         (305)
                                    ------------------------------------
Net investment income                $9,537       $10,763        $9,218
                                    ====================================

All investments in fixed-maturity securities have been income-producing during 1999, 1998 and 1997. Realized pre-tax gains (losses) on the sale of investments are as follows:

                                               Years ended December 31,
                                        ---------------------------------
(In thousands)                             1999          1998        1997
                                        ---------------------------------

Fixed maturities:
Gross realized gains                        $66          $87          $77
Gross realized losses                       (23)         (11)         (30)
                                        ---------------------------------
Net gains                                    43           76           47
                                        ---------------------------------
Equity securities:
Gross realized gains                      1,266          724        1,321
Gross realized losses                      (468)        (782)         (54)
                                        ---------------------------------
Net gains (losses)                          798          (58)       1,267
                                        ---------------------------------
Total net realized investment gains        $841          $18       $1,314
                                        =================================

Income taxes on net realized investment gains were $286,000, $6,000, and $450,000 in 1999, 1998 and 1997, respectively.

The  amortized  cost of fixed  maturities  on deposit  with  various  regulatory
authorities  at  December  31,  1999  and  1998,   amounted  to  $8,295,000  and
$7,341,000, respectively.

Note 5 Reinsurance

In the normal course of business, the Company seeks to reduce the losses that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risks in various areas of exposure with other insurance enterprises or reinsurers.

Reinsurance contracts do not relieve the Company of its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Allowances have been established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 1999, reinsurance recoverables and prepaid reinsurance premiums associated with one major reinsurer, General Reinsurance Corporation, were $19,875,000.

Premiums written and earned consisted of the following:

                             Years ended December 31,
                       ----------------------------------
(In thousands)            1999         1998        1997
                       ==================================

Premiums written:

Gross                   $95,983      $95,097     $104,694
Ceded                     8,947        7,268        8,133
                       ----------------------------------
Net of reinsurance      $87,036      $87,829      $96,561
                       ==================================

Premiums earned:

Gross                   $93,904      $97,017      $99,385
Ceded                     8,227        7,524        7,736
                       ----------------------------------
Net of reinsurance      $85,677      $89,493      $91,649
                       ==================================


Recoveries recognized under reinsurance contracts were as follows:

                       1999              $ 7,182,000
                       1998              $ 6,081,000
                       1997              $ 5,132,000

Note 6 Capitalized Lease Obligation

Capitalized lease obligation of $1,821,000 and $2,080,000 at December 31, 1999 and 1998, respectively, represented the lease obligation arising under the home office facility lease (see note 3). Interest is payable at 8.5% on the outstanding principal balance.

Note 7 Unpaid Losses and Loss Adjustment Expenses

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

(In thousands)                      1999        1998        1997
                                 --------------------------------

Balance as of January 1           $88,937     $84,566     $70,728
Less reinsurance recoverables      16,502      15,703      15,072
                                 --------------------------------

Net balance at January 1           72,435      68,863      55,656
                                 --------------------------------

Incurred related to:
Current year                       54,768      55,647      57,387
Prior years                         8,419          86         341
                                 --------------------------------
Total incurred                     63,187      55,733      57,728
                                 --------------------------------

Paid related to:
Current year                       23,540      21,903      20,861
Prior years                        36,449      30,258      23,660
                                 --------------------------------
Total paid                         59,989      52,161      44,521
                                 --------------------------------

Net balance at December 31         75,633      72,435      68,863
Plus reinsurance recoverables      18,086      16,502      15,703
                                 --------------------------------
Balance as of December 31         $93,719     $88,937     $84,566
                                 ================================

As a result of changes in estimates of insured events of prior years, the provision for losses and loss adjustment expenses increased $8,419,000, $86,000 and $341,000 in 1999, 1998 and 1997, respectively. The increase in prior year incurred losses in 1999 is due to loss development in non-standard personal automobile line which the company is exiting, and commercial lines primarily as a result of the Company strengthening its reserves. The increase in prior years' incurred losses in 1998 and 1997 is due primarily to loss development in non-standard personal automobile liability partially offset by favorable development in the commercial lines.

Note 8 Income Tax

The components of income tax expense are as follows:

                         Years ended December 31,
                  -------------------------------------
(In thousands)     1999            1998           1997
                  -------------------------------------

Current            $107          $3,483         $4,570
Deferred           (263)            159           (434)
                  -------------------------------------
Total             $(156)         $3,642         $4,136
                  =====================================

The actual income tax rate differed from the statutory income tax rate applicable to income before income taxes as follows:

                                           1999          1998          1997
                                         -----------------------------------
Statutory income tax rate                  34.0%         34.0%         34.2%
Tax-exempt interest and dividends
  received deduction                      (44.5)         (5.4)         (1.6)
Life insurance proceeds                      --            --          (2.5)
Other                                       2.2           0.5          (0.1)
                                         -----------------------------------
                                           (8.3)%        29.1%         30.0%
                                         -----------------------------------

The tax effects of temporary differences that result in a net deferred tax asset as of December 31, are summarized as follows:

(In thousands)                              1999           1998
                                         -----------------------
Assets

Effect of discounting unpaid losses
     and loss adjustment expenses          $3,607        $3,530
Excess of tax over financial
     reporting of earned premium            2,231         2,138
Unrealized investment losses                2,278            --
Other, net                                    788           476
                                         -----------------------
Total deferred assets                       8,904         6,144
                                         -----------------------

Liabilities

Deferred policy acquisition costs           3,164        $3,024
Unrealized investment gains                    --         1,398
Other, net                                    253           124
                                         -----------------------
Total deferred liabilities                  3,417         4,546
                                         -----------------------
Net deferred tax asset                     $5,487        $1,598
                                         =======================

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

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment profit based on profit or loss from operating activities. Segment profit or loss from operations is pre-tax and does not include unallocated expenses but does include investment income attributable to insurance transactions. Segment profit or loss therefore excludes Federal income taxes, unallocated expenses and investment income attributable to equity, as opposed to investment income attributable to insurance transactions.

The company had one major customer accounting for more than 10% of the Company's revenue prior to 1999. In 1998 and 1997, the Company derived approximately 18.4% and 21.3% of its revenues from this agent. In 1999, no one customer accounted for more than 10% of revenue.

The following is a summary of the Company's segment revenues, expenses and profit for the years ended December 31, 1999, 1998 and 1997:

(In thousands)                                      1999
                                   ----------------------------------------
                                   Commercial      Personal           Total
                                   ----------------------------------------

Premiums earned                    $71,731         $13,946          $85,677
Net investment income from
     insurance operations            4,730             800            5,530
                                   ----------------------------------------
Total segment revenues              76,461          14,746           91,207
                                   ----------------------------------------
Segment losses and LAE              49,744          13,443           63,187
Segment expenses                    21,905           4,533           26,438
                                   ----------------------------------------
Total segment expenses              71,649          17,976           89,625
                                   ----------------------------------------
Segment profit (loss)               $4,812         $(3,230)          $1,582
                                   ========================================

Plus unallocated items:
Net investment income from equity                                     4,848
Unallocated expenses                                                 (4,548)
Income taxes                                                            156
                                                                     ------
Net earnings                                                         $2,038
                                                                     ======
(In thousands)                                        1998
                                   ----------------------------------------
                                   Commercial      Personal           Total
                                   ----------------------------------------
Premiums earned                       $62,949        $26,544        $89,493
Net investment income from
     insurance operations               4,126            945          5,071
                                   ----------------------------------------
Total segment revenues                 67,075         27,489         94,564
                                   ----------------------------------------
Segment losses and LAE                 37,121         18,612         55,733
Segment expenses                       18,687          8,547         27,234
Total segment expenses                 55,808         27,159         82,967
                                   ----------------------------------------
Segment profit                        $11,267           $330        $11,597
                                   ========================================

Plus unallocated items:
Net investment income from equity                                     5,710
Unallocated expenses                                                 (4,784)
Income taxes                                                         (3,642)
                                                                     ------
Net earnings                                                         $8,881
                                                                     ======

(In thousands)                                        1997
                                   ----------------------------------------
                                   Commercial      Personal           Total
                                   ----------------------------------------
Premiums earned                       $57,189        $34,460        $91,649
Net investment income from
     insurance operations               4,764            934          5,698
Other income                              442            230            672
                                   ----------------------------------------
Total segment revenues                 62,395         35,624         98,019
                                   ----------------------------------------
Segment losses and LAE                 32,723         25,005         57,728
Segment expenses                       15,822         11,004         26,826
                                   ----------------------------------------
Total segment expenses                 48,545         36,009         84,554
                                   ----------------------------------------
Segment profit (loss)                 $13,850          $(385)       $13,465
                                   ========================================
Plus unallocated items:
Net investment income from equity                                     4,834
Unallocated expenses                                                 (4,518)
Income taxes                                                         (4,136)
                                                                     ------
Net earnings                                                         $9,645
                                                                     ======

Total segment revenues of $91.2 million, $94.6 million and $98.0 million, plus unallocated net investment income from equity of $4.9 million, $5.7 million and $4.8 million, equals total Company revenues of $96.1 million, $100.3 million and $102.9 million for the years ended December 31, 1999, 1998 and 1997, respectively.

Note 10 Stockholders' Equity

A source of cash to use for the payment of dividends to the Company's stockholders is dividends from Penn-America. Penn-America is required by law to maintain a certain minimum surplus on a statutory basis and is subject to risk-based capital requirements and regulations under which payment of a dividend from statutory surplus may require prior approval of the Pennsylvania regulatory authorities. The maximum dividend that may be paid by Penn-America to the Company without prior approval of regulatory authorities in 2000 is $6,950,000.

The National Association of Insurance Commissioners has adopted risk-based capital (RBC) requirements for property and casualty insurance companies. This requirement may have a further impact on the payment of dividends to the stockholders. At December 31, 1999 and 1998, the Company's actual RBC exceeded minimum requirements. Therefore, there are no further restrictions on the payment of dividends.

The following tables reconcile surplus and net earnings of Penn-America as determined in accordance with accounting procedures prescribed or permitted by the insurance regulatory authorities to stockholders' equity and net earnings of the Company calculated in accordance with accounting principles generally accepted in the United States as reported herein:

                                                                       At December 31,
                                                       ---------------------------------------------
(In thousands)                                             1999              1998              1997
                                                       ---------------------------------------------
Statutory surplus as regards policyholders               $69,515           $85,358           $83,459
Deferred policy acquisition costs                          9,306             8,728             8,563
Deferred income taxes                                      5,483             1,576             2,302
Unrealized investment gains
(losses) on fixed maturities available for sale           (5,027)            2,233               794
Capital lease, net                                            19               (29)              (55)
Provision for unauthorized reinsurance                        --               184                65
Non-admitted assets                                          896               889               889
Other assets (liabilities)                                    10                38                15
Provision for uncollectible accounts                        (522)             (622)             (622)
Holding company                                              938             2,275             1,897
                                                       ---------------------------------------------
GAAP stockholders' equity                                $80,618          $100,630           $97,307
                                                       =============================================

                                                      Years ended December 31,
                                           ----------------------------------------
(In thousands)                                1999            1998             1997
                                           ----------------------------------------
Statutory net income                         $1,869          $9,805          $8,075
Deferred acquisition costs                      578             165           1,332
Deferred income tax                             281            (169)            418
Allowance for uncollectible accounts            100              --              --
Capital lease                                    25              25              25
Life insurance proceeds                          --              --             672
Other, net                                       10              23              99
Holding company                                (825)           (968)           (976)
                                           ----------------------------------------
GAAP net earnings                            $2,038          $8,881          $9,645
                                           ========================================

Note 11 Profit-Sharing Plans

Penn-America participates in a profit-sharing and a 401(k) plan with Penn Independent that covers qualified employees. Penn-America's contributions under the 401(k) plan were $105,000, $114,000, and $74,000 for 1999, 1998 and 1997,
respectively. There were no profit-sharing distributions in 1999, 1998 and 1997.

Note 12 Stock Incentive Plans

Stock options: In August 1993, the Company adopted a Stock Incentive Plan (the "Plan"). The purpose of the Plan is to enable officers, employees, directors, consultants, advisors and service providers of the Company and its affiliates (as defined in the Plan) to participate in the Company's future and to enable the Company to attract and retain these persons by offering them proprietary interests in the Company. The Plan authorizes the issuance of up to 825,000 shares of common stock pursuant to the exercise of stock options or the award of restricted stock.

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

The Company applies APB opinion No. 25 and related interpretations in accounting for its Plan. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Plan been determined based on fair value at the grant date consistent with FASB Statement No. 123, the effect on the Company's net earnings and earnings per share would have been:

                                                Years ended December 31,
                                           1999         1998          1997
                                        ------------------------------------
Net earnings (in thousands):

As reported                              $2,038        $8,881        $9,645
Pro forma                                 2,013         8,845         9,610

Basic net earnings per share:

As reported                               $0.24         $0.91         $1.19
Pro forma                                  0.23          0.91          1.18

Diluted net earnings per share:

As reported                               $0.24         $0.90         $1.17
Pro forma                                  0.23          0.90          1.17

A summary of the status of the Company's stock option plan as of December 31, 1999, 1998, 1997 and the changes during the years ended on those dates is presented below:

(Options in thousands)                        1999       1998         1997
                                            -------------------------------

Outstanding at beginning of year
  (average price of $6.98, $6.40
  and $6.07, in 1999, 1998 and 1997
  respectively)                               298         313          405
Granted
  (average price of $10.63, $19.00
   and $13.99 per share)                        9          16           22
Exercised
  (average price of $0.00, $6.00
  and $6.19 per share)                         --         (29)        (114)
Forfeited (average price of $0.00,
  $15.13, and $0.00 per share)                 --          (2)          --
                                            -------------------------------
Outstanding at end of year
  (average price of $7.09, $6.98,
   and, $6.40 per share in 1999, 1998
   and 1997 respectively)                     307         298          313
                                            ===============================

Options exercisable at end of year            298         286          250
                                            ===============================

Weighted average fair value
  of options granted
  during the year                            $3.29       $4.43        $2.45
                                            ===============================

The following table summarizes information about stock options outstanding at December 31, 1999:

                             Options Outstanding                    Options Exercisable
                  ----------------------------------------      ---------------------------
                                                 Weighted
                     Number          Average      Weighted        Number            Weighted
                  Outstanding       Remaining      Average      Exercisable         Average
                    12/31/99       Contractual    Exercise        12/31/99          Exercise
Exercise Prices    (in 000's)      Life(Years)     Price         (in 000's)           Price
-------------------------------------------------------------------------------------------
$ 4.33 - $ 5.42         30            0.9          $ 4.88            30              $ 4.88
$ 6.00                 225            3.8          $ 6.00           225              $ 6.00
$ 8.83 - $ 19.00        52            3.3          $13.01            43              $13.50
-------------------------------------------------------------------------------------------
$ 4.33 - $ 19.00       307            3.5          $ 7.09           298              $ 6.98
===========================================================================================

Restricted Stock: The Company awarded to certain employees 45,000 and 32,500 shares of restricted stock having values on the dates of the awards of $270,000 and $512,000 respectively. Such shares are held by the Company and released to each grantee at the rate of 20% per year provided that the grantee is still employed by the Company or its affiliates. The Company charged $120,000, $157,000 and $101,000 to compensation expense relating to these awards for the years ended 1999, 1998 and 1997, respectively. During 1999, 1998 and 1997,
6,500, 14,600, and 9,900 shares, respectively, of the restricted stock were released to the applicable employees as allowed by the provisions of the grant.

Executive Incentive Compensation Plan: During 1995, the Board of Directors of the Company adopted an executive incentive compensation plan which provides up to 75,000 shares, over the life of the plan, to be granted to key officers, executives and employees of the Company and its subsidiaries. No shares were issued in 1999 in accordance with this plan for fiscal year December 31, 1998. In January 1998 and 1997, 5,629 and 7,535 shares were distributed in accordance with the plan's provisions for the years 1997 and 1996. The shares issued under this plan are valued at the fair value of the stock at the close of business at the end of each year and are issued in the subsequent year, subject to the Board's approval and attainment of corporate objectives.

Agents'  Contingent   Commission  Plan:  During  1999,  the  Agents'  Contingent
Commission Plan was modified to provide that at least 25% of the contingent commission award to the Company's agents each year would be given in stock of the Company. Additionally, stock options will be awarded as part of the contingent commission. Agents' stock awards for the 1998, 1997 and 1996 years, which were issued in May of 1999, 1998 and 1997, amounted to 42,035, 20,437 and 27,746 shares, respectively. The awards for the 1999 year will not be determined until March 2000.

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

During 1998 the Company secured a revolving credit facility with First Union National Bank for $25 million. This facility provides an interest rate tied to libor plus a variable factor to be charged on borrowed funds based on the Company's debt-to-equity ratio at the time of borrowing. This variable interest factor ranges from 75 to 150 basis points. This facility is available until the year 2004 with a structured step-down in the available credit line over the period. The line also includes cer-tain financial covenants which must be met by the Company. The Company has not drawn upon this credit facility as of December 31, 1999.

The Company leases various computer equipment for use by its insurance subsidiaries. These leases have terms primarily expiring in less than a three-year period. Rental expenses for these operating leases were $392,000, $379,000 and $417,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

At December 31, 1999, the future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year were $183,000, $153,000 and $91,000 for 2000, 2001 and 2002, respectively.

Note 14 Comprehensive Income

In 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Comprehensive Income." This statement was implemented retroactively by the Company in 1998. The statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. Accumulated other comprehensive (loss) income of the Company consists solely of net unrealized gains or losses on investment securities.

The following are components of other comprehensive (loss) income for the years ended December 31, 1999, 1998 and 1997:

(In thousands)                                                      1999
                                                 --------------------------------------------
                                                  Before Tax         Tax           Net of Tax
                                                    Amount          Benefit           Amount
                                                 --------------------------------------------
Unrealized losses on investments:
  Unrealized holding losses arising
    during period                                  $(9,823)          $3,340          $(6,483)
  Less: reclassification adjustment for
    gains realized in net income                      (841)             286             (555)
                                                 --------------------------------------------
Other comprehensive loss                          $(10,664)          $3,626          $(7,038)
                                                 ============================================

                                                                     1998
                                                 --------------------------------------------
                                                  Before Tax         Tax           Net of Tax
                                                    Amount          Benefit           Amount
                                                 --------------------------------------------
Unrealized gains on investments:
  Unrealized holding gains arising
    during the period                               $1,632            $(555)          $1,077
  Less: reclassification adjustment for
    gains realized in net income                       (18)               6              (12)
                                                 --------------------------------------------
Other comprehensive income                          $1,614            $(549)          $1,065
                                                 ============================================


                                                                    1997
                                                 --------------------------------------------
                                                  Before Tax         Tax           Net of Tax
                                                    Amount          Benefit           Amount
                                                 --------------------------------------------
Unrealized gains on investments:
  Unrealized holding gains arising
    during period                                   $2,311            $(790)          $1,521
  Less: reclassification adjustment for
    gains realized in net income                    (1,314)             449             (865)
                                                 --------------------------------------------
Other comprehensive income                            $997            $(341)            $656
                                                 ============================================



Note 15 Unaudited Quarterly Results of Operations for 1999 and 1998

(In thousands except per share data)
                                                                 1999
                              ---------------------------------------------------------------------------
                                 First           Second          Third            Fourth          Total
                              ---------------------------------------------------------------------------
Revenues                        $24,428         $24,390         $23,959          $23,278         $96,055
Losses and expenses              21,366          21,376          29,136           22,295          94,173
Net earnings                      2,209           2,197          (3,244)             876           2,038

Net earnings per share:
Basic                              0.24            0.25           (0.38)            0.14            0.24
Diluted                           $0.24           $0.25          $(0.38)           $0.14           $0.24

                                                                 1998
                              ---------------------------------------------------------------------------
                                 First           Second          Third            Fourth          Total
                              ---------------------------------------------------------------------------
Revenues                        $25,776         $25,300         $24,877          $24,321        $100,274
Losses and expenses              22,099          21,733          22,426           21,493          87,751
Net earnings                      2,580           2,525           1,784            1,992           8,881

Net earnings per share:
Basic                              0.26            0.25            0.18             0.21            0.91
Diluted                           $0.26           $0.25           $0.18            $0.21           $0.90

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Penn-America Group, Inc.


       We  have  audited  the   accompanying   consolidated   balance  sheet  of
    Penn-America Group, Inc. (the Company) as of December 31, 1999, and the related consolidated statements of income, changes in capital and surplus and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 1998 and for each of the two years in the period ended December 31, 1998 were audited by other auditors whose report dated January 22, 1999 expressed an unqualified opinion on those statements.

       We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

       In our opinion, the 1999 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Penn-America Group, Inc. at December 31, 1999, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.


                                             /s/ Ernest & Young LLP


Philadelphia, Pennsylvania
January 21, 2000                             Ernest & Young LLP


28