Form 10-K, Exhibit 13
period 2000-12-31
PENN AMERICA GROUP INC
filed 2001-03-30
CIK 910110

Penn-America Group, Inc.


Penn-America Group, Inc. [LOGO]




                               2000 Annual Report

Stock Price

Exchange/Symbol            NYSE/PNG
Closing Price              $7.63
52-Week Range              $6.63 - $9.75
Market Capitalization      $57.7 million
Price/Book Ratio           .78
Dividends  Per Share       $.21
Dividend Yield             2.8%

Balance Sheet

Cash And Investments       $178.7 million
Total Assets               $239.5 million
Stockholders' Equity       $74.1 million
Shares Outstanding         7,576,025
Book Value Per Share       $9.77

Operating Data

Total Revenues             $100.6 million
Operating Loss             $3.0 million
Operating Loss Per Basic
     And Diluted Share     $.39
Net Loss Per Basic And
     Diluted Share         $.50
Net Cash Provided
     By Operations         $15.0 million

As of December 31,2000

                               Net Written Premium
                                  (in Millions)

                    [BAR GRAPH OMITTED see Data Points below]

             Year          Commercial       Personal          Total
             1996           $51,767         $21,702         $73,469
             1997            60,768          35,793          95,561
             1998            64,283          23,546          87,829
             1999            75,573          11,463          87,036
             2000            94,481          2,769           97,250


                                   Book Value
                                    Per Share

                   [BAR GRAPH OMITTED see Data Points below]
                                  (in Dollars)
                                1996          $ 6.34
                                1997            9.85
                                1998           10.71
                                1999           10.00
                                2000            9.77

Penn-America Group At A Glance

Penn-America Group, Inc. (NYSE: PNG) is an insurance holding company that underwrites commercial property, general liability and commercial multi-peril insurance, in excess and surplus lines markets, through its subsidiaries, PennAmerica Insurance Company and PennStar Insurance Company. The company specializes in small-premium policies for small entrepreneurial businesses in small cities and towns.

Penn-America distributes insurance products through a small network of about 50 wholesale general agents who live and work in the small cities and towns the company targets. These general agents, in turn, serve the needs of more than 25,000 retail insurance insurance brokers who represent some 60 percent of the 42,000 in the United States. This distribution is suited ideally to the insurance require ments of small business owners for whom "getting it right" depends on the consulting relationship that only a professional insurance broker can provide.

Because this efficient distribution system is supported from a central location with only about 100 employees, Penn-America has a national reach without the costly bricks and mortar overhead typically associated with nationwide insurance distribution. Further, because the company is focused in "non-standard" insurance markets, it provides for the routine insurance needs of tens of thousands of small businesses at rates that are typically higher than those of standard markets. Yet the average annual $1,500 premium size makes the same market unattractive to most standard companies, which do not have distribution systems outside of major metropolitan areas.

Penn-America is-traded on the New York Stock Exchange under the symbol "PNG." In 2000 company paid quarterly dividends of $.0525. Rated A-(Excellent) by A.M. Best Company, it is located in Hatboro, Pennsylvania, a small town near Philadelphia.

[PHOTOS OMITTED]

[PHOTO CAPTION]
The photos featured in this annual report were taken at Penn-America's office in Hatboro. Here are some of Penn-America's people at a glance.

[PHOTO OF JON S. SALTZMAN OMITTED]


Dear Stockholders,

Shortly before the end of 2000, a potential investor visited me here in Hatboro. He said, "You've had a tough year. I believe that you've done all the right things in response. Now I want to know what kind of people you are, how you think, if you learn from your mistakes and how you're moving forward."

   The past year was, indeed, a tough year for Penn-America. We had to step up to the plate and take difficult actions to maintain the solid foundation on which growth is made possible. As a result of those actions, I would say it is more accurate to characterize the year as "toughening."

   Here's what happened-and the decisive actions we took to regain the earnings momentum that we lost in the soft markets of 1998 and 1999.

   We experienced adverse loss development in our prior-year property and liability lines. Arson and construction defect claims figured prominently. These developments made it clear that we had to tackle both pricing and reserve issues more aggressively. In the commercial automobile line, our loss ratios escalated. We attributed this to the fact that we did not gain the number one position in most of our agents' offices-a goal we set in all of our business lines-and that prices in this area were inadequate.

   In the third quarter we concluded that the long-term interests of the company and its owners would be best served if we were to take a hard look at our balance sheet. Our shareholders-of whom my family and I represent 40%-have been surprised too many times, with small earnings leakages. So we completed a series of actions that included:

* Taking a prior accident-year reserve increase of $9.4 million in four business lines;

* Raising prices 13%-15% across the board, with a minimum 10% increase on loss-free accounts;

*    Restructuring  our  investment  portfolio to improve  returns;

*    Exiting the commercial automobile line of business;

* Shifting a large portion of our business from admitted to non-admitted markets, to lower expenses and to improve pricing flexibility.

   The payoff began in the fourth quarter, when we returned a modest profit. The bottom line results are not up to our standards but they did affirm that the steps we took were the right ones.


"At the end of 2000, hardening insurance market conditions, firming prices, our operations, our people, our cost structure, our technology, our balance sheet and our unique distribution system are aligned and the company is poised to return to bottom line growth."-Jon Saltzman

"We ended 2000 with an asset that continues to increase in value: the powerful, productive and enduring relationships we have with the wholesale general agents who are our customers." -Jon Saltzman

   We ended 2000 with an asset that continues to increase in value: the powerful, productive and enduring relationships we have with the wholesale general agents who are our customers. Everything that we do is organized around these 50 men and women, without whom we would not exist as a company. I have asked four of them to speak in this annual report about the three most important aspects of our relationship with them: franchise value, franchise value and franchise value.

   That potential investor who visited me late in the year wanted to take the measure of the people who are managing Penn-America, the shepherds of the capital you have entrusted to us.

   The fact is that our number one job is stewardship of capital. And our steward-ship has a purpose: creating wealth by growth in book value. Here's the formula in our business: make a profit in the basic business of insurance underwriting, generate superior investment returns on a high-quality investment portfolio and increase the value of invested assets. We must allocate capital that you and we have invested to produce the best rate of return. Every business decision we make must be driven by whether or not we believe we can achieve a superior return-period.

   In the past three years we put your capital into the company, primarily through our stock repurchase program. In the hardening markets of 2001, we will be putting your capital into writing business. We have set a goal to produce a combined ratio of 97%-98% with a return on equity in the 12%-15% range by the end of 2002. From now until then, we expect that you will see a quarter-over-quarter improvement in our results.

    For most people, our actions this year spoke louder than words.

   Though our actions do speak for us, so do I. Insurance markets don't allow the luxury of perfect foresight. We have made our mistakes. We have learned important lessons. We have made difficult but good choices. Most important, we are resolutely committed to regaining the earnings momentum that you and we expect from Penn-America. At the end of 2000, hardening insurance market conditions, firming prices, our operations, our people, our cost structure, our technology, our balance sheet and our unique distribution system are aligned and the company is poised to return to bottom line growth. We are pleased that you will be with us in 2001 to share the returns.


Sincerely,


/s/ Jon S. Saltzman

Jon S. Saltzman
President and Chief Executive Officer


"Our stewardship has a purpose: creating wealth by growth in book value." -Jon Saltzman

Penn-America's wholesale general agents enjoy the benefits of franchise value:

*    Relative market exclusivity

*    Entrepreneurial thinking

*    Flexibility and availability

*    Underwriters who know their territories

*    Profit-sharing with stock incentives

*    Technology innovation


[PHOTO OF ROB TUSCANO OMITTED]


Excerpts from a conversation with Rob Tuscano

"There is no other company out there that would even mention the phrase `franchise value.' They're afraid to use those words. Penn-America does because they build relationships with trust. Franchise value is the value of trust that the relationship is a win/win, that both parties are dedicated to mutual benefit."

   "The people at Penn-America see value in having fewer agents and having the best one or two in a given geographical area, as opposed to five others. They want to deal with people they consider to be the best. I have never met another Penn-America agent whose business ethics I question. They are a highly select group of people. It makes you feel better dealing with Penn-America for those reasons."

   "I like their way of doing business. I have a business philosophy that says you do business with people for two reasons. Either they have a product that is essential in the marketplace or you like them. If you have both, it makes for a wonderful business relationship. Penn-America has good products and I have tremendous regard for the people."

   "They have done a better job than any other carrier of providing us with information that is more timely, accurate and thorough. Penn-America has developed great access through PennLink and they also have great people behind the scenes. They didn't just create PennLink. They asked the agents what we wanted and then they created it. Other companies just guess what you want or need and then develop it for you."

   "Relationship and service are their hallmarks. Never do I make a phone call and not receive a prompt return call, whether my call is to the management team or the Underwriting or Claims staff. They always recognize that they are there to work with you and that you are not an annoyance or an interruption."

   "We have always invested in companies that we do business with. When they are public companies, we have bought stock to show our support of the company, to say we believe it is our goal to make money for everybody."

   "Sure, 2000 was a difficult year for Penn-America. But they are honest people. They recognized unprofitable arenas and removed themselves from those places. They took early steps to stop bad trends and freed themselves up to write good, profitable business at adequate rates going forward from here. The future of the company looks very bright because they invest in the right things. They are not afraid to make difficult decisions early on. They have positioned themselves to take advantage of the future."





--------------------------------------------------------------------------------
Agent                                   Rob Tuscano
--------------------------------------------------------------------------------
Agency                                  W. N. Tuscano Agency, Inc.
--------------------------------------------------------------------------------
Number of Employees and Offices         50 employees in three offices in
                                        Greenburg PA, Albany IN and
                                        Pittsburgh PA
--------------------------------------------------------------------------------
Years in Business                       30
--------------------------------------------------------------------------------
Years as a Penn-America Agent           3
--------------------------------------------------------------------------------
Penn-America Shareholder                Yes
--------------------------------------------------------------------------------
Number of Retail Brokers                About 1,000
--------------------------------------------------------------------------------
Revenues                                Gross Written Premium of $35 million
--------------------------------------------------------------------------------

"The people at Penn-America see value in having fewer agents and having the best one or two in a given geographical area, as opposed to five others. They want to deal with people they consider to be the best." -Rob Tuscano

"Relationship and service are their hallmarks." -Rob Tuscano



[PHOTO OF JOE MORRIS OMITTED]
[PHOTO CAPTION]
Joe Morris, Senior Vice President and Chief Financial Officer

"They have a really good under-standing of how we operate in the wholesale community because the people there grew up in this end of the business. They are people doing business with people. It's `P-to-P' not `B-to-B.'"-Frank Mastowski



"I give Penn-America high marks for responsiveness. I can contact anybody in the organization to resolve any issues. That's a major part of the franchise value." -Frank Mastowski

[PHOTO OF KAREN BURCH OMITTED]
[PHOTO CAPTION]
Karen Burch, Assistant Manager, Marketing and Communications Technology

[PHOTO OF FRANK MASTOWSKI OMITTED]
Excerpts from a conversation with Frank Mastowski

     "Franchise value is what sold me on Penn-America. In the State of New Jersey we are synonymous with Penn-America. Go to any retailer in the state, mention Penn-America and they immediately think of Jimcor. A franchise is a brand name and a way of doing business. Penn-America is focused on their way of doing things and, because of the relationship we have and the system they have set up, we help to develop the household name."

     "I don't see wholesalers like us falling out of favor for a very long time. There are commodity insurance lines that can be sold over the Internet. The problem with small business insurance is that you're not dealing with a commodity. Furthermore, an insurance contract is a legal document. As a small business owner myself, I'm not sure I am comfortable having somebody I don't know taking care of a very special need I have and writing a legal document for me over the Internet. How do I know I am going to get what I need?"

     "The core commercial business they have written since we started with them 13 years ago is solid. They have built a company and a reputation on it. I would say they made some mistakes getting into some other areas. The important thing is that it has now been addressed, a good part of it is already washed out of the system and by the middle of next year it will all be washed out. They are facing a much better, much more insurance-friendly marketplace, with prices going up and tighter capacity. It will be a very bright future for Penn-America."

     "I give Penn-America high marks on responsiveness. I can contact anybody in the organization to resolve any issues. That's a major part of the franchise value. They have a really good understanding of how we operate in the wholesale community because the people there grew up in this end of the business. That adds value and leads to a better understanding of our needs and problems. It has been such a smooth operation for us that I really don't have any war stories to tell. They are people doing business with people. It's `P-to-P' not `B-to-B.'"

     "They are going steps beyond simply making information exchange easier. They try to match their information systems to what we do as opposed to other companies that take us dragging and screaming into their systems. They have developed a number of very useful systems including PennLink and the Internet policy issuance system they're implementing now."

     "They do a good, responsive job on claims, I have never had an accounting problem with them, I have no underwriting or marketing issues with them and everyone from the president on down is reachable. I would use some adjectives to describe Penn-America: a steady, responsive, non-aggressive approach using the proper distribution system that works well with their stakeholders, that is themselves, their stockholders, the wholesalers they deal with and ultimately the people they insure."



--------------------------------------------------------------------------------
Agent                                   Frank Mastowski
--------------------------------------------------------------------------------
Agency                                  Jimcor Agencies, Inc.
--------------------------------------------------------------------------------
Number of Employees and Offices         68 in five offices in Clifton Park and
                                        New York NY, Plymouth Meeting PA,
                                        Marlton and Closter NJ
--------------------------------------------------------------------------------
Years in Business                       15
--------------------------------------------------------------------------------
Years as a Penn-America Agent           13
--------------------------------------------------------------------------------
Penn-America Shareholder                Yes
--------------------------------------------------------------------------------
Number of Retail Brokers                About 1,500
--------------------------------------------------------------------------------
Revenues                                Gross Written Premium of $45 million
--------------------------------------------------------------------------------

[PHOTO OF MIKE SOBIESKI OMITTED]

Excerpts from a conversation with Mike Sobieski

     "I appreciate the fact that Penn-America provides us with a franchise and unlike other companies there are not half a dozen organizations inside or even out-side of the state that compete with us. There are several carriers that we represent who don't have that same philosophy. That means those companies are less valuable to us and, quite frankly, that posture is a detriment to those companies. It is not uncommon for us to submit a piece of business to some of those companies and then have them furnish a duplicate quotation to one of our competitors. We appreciate the fact that Penn-America doesn't operate in that fashion."

     "They made some tough calls this year including a commission decrease, increasing prices and leaving the commercial auto business. I am in complete agreement with most of the changes they have made this year. They have had the courtesy to explain their rationale for the choices, in advance. I have to respect the fact that they are making the hard calls and doing what they need to do to move the company forward. They have strengthened reserves, exited some lines of business and they have a very attractive dividend. Speaking not only as an agent but also as a stockholder, I think the stock is an excellent value. The fact that Penn-America offers us stock in conjunction with profit-sharing is a net plus. I think it is important for agents to have ownership in the company and a long-term perspective concerning that relationship. I don't look at Penn-America as `just another company' because they don't look at us as `just another agent.'"

     "I am really supportive of the steps they have taken and the direction in which they are headed. I wouldn't do anything any differently than what they have done. It's a family-owned business, as you know. Some of the family members are also owners of agencies so they are sympathetic to the difficulties that agents face. That's a refreshing change from other companies we deal with."

     "Another difference is the fact that Penn-America's underwriters are much more accessible than with our other companies. They don't hide behind voice mail, which, unfortunately, is becoming commonplace at other companies. Whenever guidelines and common sense permit it, they go the extra mile to accommodate any unusual requests we have. They also encourage their employees to travel, to come to our offices and get to know all of the people who are involved in representing them. There is definitely more face-to-face contact with Penn-America than with most of the other companies that we represent. Everybody from the top to the bottom of the organization seems to have the level of experience and expertise they need to interact with us effectively."

     "Knowledge is power and nobody empowers us like Penn-America. They are definitely out there on the cutting edge of working with us through the Internet. We have the ability to access information from Penn-America that other companies only dream about. At the Agents' Advisory Council they showed us some of the technology developments on the drawing board that, to my knowledge, none of our other companies are even contemplating at this point. Not only are Penn-America's current systems state-of-theart but the next generation systems will add significantly to our franchise value."


"The fact that Penn-America offers us stock in conjunction with profit-sharing is a net plus. I think it is important for agents to have ownership in the company and a long-term perspective concerning that relationship. I don't look at Penn-America as `just another company' because they don't look at us as `just another agent.'" -Mike Sobieski



--------------------------------------------------------------------------------
Agent                                   Mike Sobieski
--------------------------------------------------------------------------------
Agency                                  Sobieski & Bradley, Inc.
--------------------------------------------------------------------------------
Number of Employees and Offices         13 employees in Salt Lake City
                                        Utah, serving UT, NV, ID, MT, WY and CO
--------------------------------------------------------------------------------
Years in Business                       13
--------------------------------------------------------------------------------
Years as a Penn-America Agent           3.5
--------------------------------------------------------------------------------
Penn-America Shareholder                Yes
--------------------------------------------------------------------------------
Number of Retail Brokers                About 400
--------------------------------------------------------------------------------
Revenues                                Gross Written Premium of $9 million
--------------------------------------------------------------------------------

"Knowledge is power and nobody empowers us like Penn-America. They are definitely out there on the cutting edge of working with us through the Internet. We have the ability to access information from Penn-America that other companies only dream about." -Mike Sobieski



[PHOTO FO JEFF KASCAK OMITTED]
[PHOTO CAPTION]
Jeff Kascak, Underwriter

[PHOTO OF MIKE SIMMONS OMITTED]
[PHOTO CAPTION]
Mike Simmons, IT Administrator

"The Midwest is different. They do not have your typical East coast mentality. One of the most important things is that an underwriter understands the territory."-Mike Knutson


"They have consistently improved their products as a result of our suggestions, broadening and revisiting coverages as necessary." -Mike Knutson


[PHOTO OF MIKE KNUTSON OMITTED]
Excerpts from a conversation with Mike Knutson


"The best thing is that we aren't running into other Penn-America agents. I am separated by a 4 1/2 hour drive from the other Penn-America agent in Wisconsin and 4 1/2 hours from two agents in Illinois."

     "Penn-America is a true general agency company. They know the business. The people come from general agency backgrounds. They are there to help us when we need it and that's what a true general agency company does. When we need to do something off the manual or we have a question, they are there."

     "They have consistently improved their products as a result of our suggestions, broadening and revisiting coverages as necessary. The important thing is that it doesn't take nine months to a year to make a decision if it's the right thing to do. They are prompt. If they do the wrong thing, they tell you right away."

     "They know the Midwest. The Midwest is different. One of the most important things is that an underwriter understands the territory. If you mention Illinois, everyone thinks Chicago. But you need to know there are two states in
Illinois: Chicago and the rest, which is like Wisconsin. Once you get out of Chicago, the business is great, Main Street business."

     "Penn-America understands the difference between urban and rural. They want to write the Main Street business or the one-off Main Street business. We try to make the rural retailer our market. We don't do well with the large urban brokers in downtown Chicago or downtown Milwaukee. We are an outlet for small retail brokers. We see the better, smaller business all the time. Penn-America understands that business."

     "Penn-America is on the cutting edge of technology. They are leading the way and they are not going to be left behind in the smoke and the dust. They are a step ahead of us and several steps ahead of the other companies I do business with. They make our life a lot easier, less cumbersome. Our job is to write profitable business and spend our time doing that. Now my underwriters can use the Internet to get information right on line, with no waiting. It's there at our fingertips."

     "None of Penn-America's competitors have anything even comparable to PennLink. Several of them are working on something like it but none of them are there yet. Many insurance companies develop technology to monitor what we do, not so much to help us do what we have to do. The technology we see coming from other companies is usually a one-way street-to benefit them-whereas Penn-America is trying to develop a mutual benefit."

     "Our relationship is a partnership. It's not a company/customer relationship. The executives actually seem interested in your personal life, as friends. It's just different as opposed to the guys who are just `business, business, business.' It' s doing business the small town U.S.A. way. I like to grow with small companies. There are a lot of benefits to dealing with people who are like me."

     "The most important thing to me is the longevity of the companies I deal with, of my carriers being financially strong and being there. I can't say how important that is. They are a leader."


--------------------------------------------------------------------------------
Agent                                   Mike Knutson
--------------------------------------------------------------------------------
Agency                                  Transcom General Agency, Inc.
--------------------------------------------------------------------------------
Number of Employees and Offices         11 employees in Madison WI
--------------------------------------------------------------------------------
Years in Business                       5 as Transcom
--------------------------------------------------------------------------------
Years as a Penn-America Agent           8
--------------------------------------------------------------------------------
Penn-America Shareholder                Yes
--------------------------------------------------------------------------------
Number of Retail Brokers                About 1,500
--------------------------------------------------------------------------------
Revenues                                Gross Written Premium of $8 million
--------------------------------------------------------------------------------

Penn-America Group, Inc. and Subsidiaries
Selected Five Year Financial Data
                                                             As of or for the year ended December 31,
(In thousands, except per share data)           2000           1999            1998          1997            1996
------------------------------------------------------------------------------------------------------------------
Operating Data
Gross written premiums                      $ 109,791      $  95,983       $  95,097      $ 104,694      $  80,496
Net written premiums                           97,250         87,036          87,829         96,561         73,469

Premiums earned                                91,449         85,677          89,493         91,649         69,081
Net investment income                          10,454          9,537          10,763          9,218          6,705
Net realized investment gain (loss)            (1,331)           841              18          1,314            906
Other revenue                                                                                   672
                                        --------------------------------------------------------------------------
Total revenues                                100,572         96,055         100,274        102,853         76,692

Operating income (loss)                        (2,978)         1,483           8,869          8,781          6,395

Net income (loss)                              (3,856)         2,038           8,881          9,645          6,993

Comprehensive income (loss)                      (343)        (5,000)          9,946         10,301          6,485

Diluted earnings per share (1) :
Operating income (loss)                         (0.39)          0.17            0.90           1.07           0.95
Net income (loss)                               (0.50)          0.24            0.90           1.17           1.04
Comprehensive income (loss)                     (0.04)         (0.58)           1.01           1.25           0.96

Return on equity                                 -5.0%           2.2%            9.0%          13.8%          17.8%

Comprehensive return on equity                   -0.4%          -5.5%           10.0%          14.8%          16.5%

Cash dividends per share (1)                $    0.21      $    0.21       $    0.20      $    0.16      $    0.11

Cash flow from operations                      14,991          8,602          10,644         24,988         16,821

Insurance Performance Data
GAAP basis:
Loss ratio                                       82.4           73.8            62.3           63.0           62.7
Expense ratio                                    34.0           34.5            33.9           33.2           30.6
                                        --------------------------------------------------------------------------
Combined ratio                                  116.4          108.3            96.2           96.2           93.3

Statutory basis:
Loss ratio                                       82.4           73.8            62.3           63.0           62.7
Expense ratio                                    33.2           34.9            35.0           32.3           31.6
                                        --------------------------------------------------------------------------
Combined ratio                                  115.6          108.7            97.3           95.3           94.3

Policyholders' surplus                      $  55,531      $  69,515       $  85,358      $  83,459      $  41,665

Balance Sheet Data
Cash and investments                        $ 178,675      $ 166,227       $ 182,866      $ 177,819      $ 115,550
Total assets                                  239,486        217,782         230,504        225,157        158,605
Notes payable                                      --             --              --             --          9,000
Total stockholders' equity                     74,051         80,618         100,630         97,307         42,337
Total stockholders' equity per share(1)     $    9.77      $   10.00       $   10.71      $    9.85      $    6.34

(1) Adjusted to reflect a three-for-two split of the Company's common stock on March 7, 1997

Penn-America Group, Inc. and Subsidiaries
Management's Discussion and Analysis of Financial Condition and
Results of Operations


The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes included therein.

General
Penn-America Group, Inc. (PAGI or the Company) is a specialty property and casualty insurance holding company which, through its subsidiary, Penn-America Insurance Company and its subsidiary Penn-Star Insurance Company (collectively "Penn-America,") markets and underwrites commercial property, general liability and multi-peril insurance for small businesses located primarily in small towns and suburban and rural areas. The Company provides commercial property and casualty insurance both on an excess and surplus lines basis and on an admitted basis. During 1999, the Company announced that it would exit the non-standard personal automobile business entirely, a business it entered in 1988. In late 2000, the Company announced that it also was exiting the commercial automobile business.

Penn-America's commercial insureds consist primarily of small, "Main Street" businesses including restaurants, taverns, mercantiles and artisan contractors. In addition, the Company has developed customized products and coverages for other small commercial insureds such as daycare facilities, fitness centers and special events. The Company believes it has benefited from a general migration of small businesses out of urban centers and into suburban and rural areas. Industry consolidation, corporate downsizing and the increased use of communications technology and personal computers, among other factors, have contributed to the high growth in the number of small businesses in



Commercial Gross Written Premium Per General Agent
(Same Store Sales)
                                                          Compound
                                                            Annual
 (Dollars in millions)          1992        2000          Growth %
------------------------------------------------------------------
Commercial Gross
  Written Premium             $ 22.6     $ 107.0               22%
Number of General
  Agents                          38          52                3%
Commercial Gross
  Written Premium
  Per General Agent             $ .6       $ 2.1               17%
------------------------------------------------------------------

these areas. The Company selects only insurance lines of business and industry segments for which it reasonably can evaluate the probability of future loss exposure. Therefore, the Company avoids high-hazard risks and high-hazard lines of business such as medical malpractice and environmental liability.

Penn-America markets its products through about 50 high-quality general agents, who in turn produce business through more than 25,000 retail insurance brokers located throughout the United States. The Company focuses on serving the insurance needs of small-premium insureds in small or non-standard markets that are serviced by retail insurance brokers with limited access to larger, standard lines insurers. The Company believes that these markets generally are underserved by larger, standard lines insurers, which often limit their underwriting to larger policies and to certain risk classes. Penn-America believes that its distribution network enables it to access effectively these numerous small markets at a relatively low fixed-cost through the marketing, underwriting and administrative support of its general agents. This access also is enabled by the local market knowledge and expertise of these general agents and their retail insurance brokers.

Penn-America's distribution strategy is to maintain strong relationships with a select group of high-quality general agents. The Company believes that its network comprises a smaller, higher-quality group of agents than its competitors. The Company carefully selects a limited number of general agents based on their experience and reputation and strives to preserve each agent's franchise value within its marketing territory. The Company seeks to grow with these general agents and to develop strong, long-standing relationships by providing a high level of service and support. The success of the Company's strategy is demonstrated by its strong and consistent growth. From 1992 to 2000, commercial gross written premiums grew at a 22% compound annual rate from $22.6 million to $107.0 million while the number of general agents rose from 38 to 52.

The Company underwrites its business through three underwriting units: The Binding Authority Unit, the Submit Unit and the Speciality Lines Unit. This underwriting approach allows the Company to maintain low fixed-costs. Approximately 85% of the Company's business is underwritten by the Binding Authority Unit. Of this amount, approximately 85% is bound by general agents in accordance with the Company's underwriting manual.

The Company provides its general agents with a comprehensive, regularly updated underwriting manual, which also is available online through a secure intranet site called PennLink. This manual clearly outlines the Company's risk eligibility, pricing parameters and underwriting guidelines. Penn-America closely monitors the quality of business it underwrites. The Company reviews new and renewal commercial policies on a continuous basis to ensure that its underwriting guidelines are being followed. The Company also periodically audits each agent's office to determine if the Company's underwriting guidelines are being followed in all aspects of risk selection, underwriting compliance, policy issuance and pricing. In addition to standard commissions, the Company provides strong incentives to its general agents to produce profitable business through a contingent commission structure, which is tied substantially to underwriting profitability. Payments of these contingent commissions have been in cash and through the issuance of shares of Company common stock and stock options. Since 1996, the Company has awarded agents approximately 161,000 shares of the Company's common stock through its contingent commission structure.

The Submit Unit was formed in the fourth quarter of 1999 and produced approximately 3% of the Company's business in 2000. The unit provides a market to the Company's general agents for approximately fifty classes of insureds that previously were limited by the Company's underwriting manual. 100% of the business written by the Submit Unit is bound by Penn-America underwriters; general agents have no binding authority. Each risk is considered individually by the Company's underwriters and approximately 15% of policies submitted are bound.

The Speciality Lines Unit, which accounted for 12% of the Company's business in 2000, creates specialized underwriting and marketing programs for individual agents based upon specific territorial needs and opportunities. The individual general agent typically is given exclusive marketing authority for the program, subject to territorial limitations. The Company believes it can achieve superior under-writing results and expense savings on these programs. In all of its commercial product lines, the Company continuously is developing specialized programs for certain industry segments to meet the needs of these marketplaces. For example, Penn-America has developed programs for Alaska dwellings, cargo and retail jewelers. As a group, these programs are a significant benefit to Penn-America's marketing efforts.

Emphasizing the focus on profitable lines, the Company announced in 1999 that it would be running-off all of its non-standard personal automobile business. Non-standard personal automobile business represented approximately 2.5% of the total gross premium written by the Company in 2000 as compared with 12.0% in 1999. The Company anticipates that run-off from non-standard personal automobile written premium in 2001 will be approximately $0.5 million, compared with $2.8 million in 2000. The Company also announced in 2000 that it was exiting commercial automobile coverages and will non-renew all such existing business starting in the first quarter of 2001. Commercial automobile business represented approximately 10.4% of the total gross premium written by the Company in 2000, compared with 7.3% in 1999. The Company anticipates that run-off from commercial automobile gross written premium in 2001 will be approximately $4.5 million, compared with $11.5 million in 2000.

Penn-America's financial position and results of operations are subject to fluctuations due to a variety of factors. Abnormally high severity or frequency of claims in any period could have a material adverse effect on the Company's business, results of operations or financial condition. Periodic re-evaluations of the Company's loss reserves could result in an increase or decrease in reserves and a corresponding adjustment to earnings. Additionally, the insurance industry is highly competitive. Penn-America competes with domestic and international insurers, some of which have greater financial, marketing and management resources and experience than the Company. The Company also may compete with new market entrants in the future.

Competition is based on many factors, including the perceived market strength of the insurer, pricing and other terms and conditions, services provided, the speed of claims payment, the reputation and experience of the insurer and ratings assigned by independent rating organizations such as A.M. Best Company. Penn-America and its subsidiary, Penn-Star, currently have a pooled rating from A.M. Best of "A-" (Excellent), which was lowered from "A" (Excellent) by Best in December 2000. The Company does not believe that this lower rating will affect its ability to market its products in its target markets. The Company's rating is based upon factors of concern to policyholders, including financial condition and solvency and is not directed to the protection of investors.

Description of the Company's Business Segments and Lines of Insurance Penn-America manages its business in two segments: commercial and personal lines. Commercial lines consist of general liability, property, multi-peril, commercial automobile and commercial umbrella. Personal lines consist solely of non-standard personal automobile.

The Company's Commercial General Liability insurance is written on an occurrence policy form (as opposed to a claims-made policy form) and provides limits generally ranging from $25,000 to $3 million, with the majority of such policies having limits between $500,000 and $1 million. The Company's general liability policies provide for defense and related expenses in addition to peroccurrence and aggregate policy limits.

The Company's Commercial Property lines provide limits usually no higher than $4 million, with almost all of the policies being written at limits less than $1 million.

The Company writes Commercial Multi-Peril policies that provide the same commercial property and general liability coverages bundled together as a "package" for its insureds. The limits on these policies are the same as if written on a monoline basis. Consistent with the current industry trend, the Company has been writing more commercial multi-peril policies than individual property and liability policies during the past several years. The Company expects this trend to continue as the Insurance Services Office (ISO) forms make it easier and more efficient to write such multi-peril policies, and because a substantial number of the Company's commercial insureds customarily require both liability and property insurance coverage.

The Company also offers Commercial Umbrella coverage to enhance its commercial multi-peril writings. The types of risks and insureds targeted are similar to those already written, such as restaurants, bars and taverns, mercantile, artisan contractors and similar classes. Commercial umbrella insurance can be written for limits up to $5 million with significant reinsurance support from General Reinsurance Corporation. For commercial umbrella coverage, Penn-America usually writes the primary $1 million general liability limit.

Commercial Automobile coverage was offered by the Company from 1998 through the first quarter of 2001. The commercial automobile insurance line (cars and light trucks) is written with liability limits up to $1 million. No new policies currently are being issued and all existing policies are being non-renewed in accordance with each state's non-renewal laws.

Penn-America wrote Non-Standard Personal Automobile policies in seven states. In 1999, the Company announced that it was exiting this line entirely and that it would be in run-off. The business being run-off represented $2.8 million of gross written premiums in 2000. The non-standard automobile written premium anticipated to be written by the Company in 2001 is largely the result of the statutory requirements of states regarding renewals. The Company estimates that approximately $0.5 million of personal non-standard automobile premiums will be written in 2001.

Results of Operations

Year ended December 31, 2000 compared with year ended December 31, 1999
Gross written premiums increased 14.4% to $109.8 million for the year ended December 31, 2000 from $96.0 million for the year ended December 31, 1999. This increase resulted from a 26.7% increase in commercial lines premium to $107.0 million, partially offset by the 75.8% decline in the non-standard personal automobile line's gross written premiums to $2.8 million.

Net written premiums increased 11.7% to $97.3 million for the year ended December 31, 2000 from $87.0 million for the year ended December 31, 1999. During the same period, net premiums earned increased 6.7% to $91.5 million from $85.7 million. Net premiums earned increased in total due to the 26.7% increase in commercial gross written premiums, and the 22.1% increase in commercial net premiums earned.

Net investment income increased 9.6% to $10.5 million for the year ended December 31, 2000 from $9.5 million for the year ended December 31, 1999.

The increase resulted principally from an increase in tax equivalent yields to 7.14% from 6.27%, and an increase in cash flows from operations due primarily to the growth in written premiums and reduction in paid losses.

Net realized investment loss after taxes for the year ended December 31, 2000 was $0.9 million as compared with a net realized investment gain of $0.5 million for the year ended December 31, 1999. Net realized investment losses were generated in the current period by the Company's decision to sell selected securities and to reinvest the proceeds into higher-yielding securities.

Losses and loss adjustment expenses increased 19.3% to $75.4 million in 2000 as compared with $63.2 million in 1999. The 2000 operating results included strengthening of prior year loss reserves by $9.2 million pre-tax, or $6.1 million after-tax, relating principally to the Company's commercial automobile liability, CMP liability and other liability (primarily exposure to construction defect losses) lines of business. In addition, the 2000 results reflected higher than expected property losses. Operating results in 1999 reflected adverse loss development in the Company's discontinued non-standard personal automobile line of business as well as other liability and property lines, including losses related to Hurricanes Floyd and Irene and other windstorm damage.

Amortization of deferred policy acquisition costs increased 1.7% to $25.2 million for the year ended December 31, 2000 from $24.8 million for the year ended December 31, 1999. The increase was attributable primarily to the growth in commercial written premiums.

Other underwriting expenses and corporate expenses increased 10.0% to $6.6 million for the year ended December 31, 2000 from $6.0 million for the year ended December 31, 1999.

The loss ratio increased to 82.4 for the year ended December 31, 2000 from 73.8 for the year ended December 31, 1999. The GAAP expense ratio decreased to 34.0 from 34.5 for the year ended December 31, 1999. The decrease in the GAAP expense ratio was attributable mainly to the decrease in the net premiums written in the non-standard personal automobile line, which has a higher commission rate. The GAAP combined ratio increased to 116.4 for the year ended December 31, 2000 compared with 108.3 for the year ended December 31, 1999.

As a result of the factors described above, the Company's operating loss before net realized investment loss for the year ended December 31, 2000 was $3.0 million or $0.39 per share (basic and diluted) compared with operating income before net realized investment gain of $1.5 million or $0.17 per share (basic and diluted) for the year ended December 31, 1999.

Net loss for the year ended December 31, 2000 was $3.9 million or $0.50 per share (basic and diluted) as compared with net income of $2.0 million or $0.24 per share (basic and diluted) in 1999.

Results of Operations

Year ended December 31, 1999 compared with year ended December 31, 1998

Gross written premiums increased 0.9% to $95.9 million for the year ended December 31, 1999 from $95.1 million for the year ended December 31, 1998. The increase resulted from an 18.3% increase in commercial lines premium to $84.5 million, partially offset by the 51.3% decline in non-standard personal automobile gross written premiums to $11.5 million.

Net written premiums decreased 0.9% to $87.0 million for the year ended December 31, 1999 from $87.8 million for the year ended December 31, 1998. During the same period, net premiums earned decreased 4.3% to $85.7 from $89.5 million. Net premiums earned decreased due to the decrease in net written premiums, which, in turn, was due primarily to the run-off of the non-standard personal automobile line.

Net investment income decreased 11.4% to $9.5 million for the year ended December 31, 1999 from $10.8 million for the year ended December 31, 1998. The decrease resulted principally from the use of excess capital to purchase $13.8 million of treasury stock; a decrease in investment tax equivalent yields to 6.27% from 6.52%; and a decline in cash flows from operations due primarily to the run-off of the non-standard personal automobile line.

Net realized investment gain after taxes for the year ended December 31, 1999 was $555,000 as compared with $12,000 for the year ended December 31, 1998.

Losses and loss adjustment expenses increased 13.4% to $63.2 million in 1999 as compared with $55.7 million in 1998 due primarily to an increase in property losses in the current year and increased reserve development on prior accident years of $8.4 million in the commercial liability and personal automobile lines.

Amortization of deferred policy acquisition costs decreased 2.6% to $24.8 million for the year ended December 31, 1999 from $25.5 million for the year ended December 31, 1998. The decrease was attributable primarily to a decrease in non-standard personal automobile premium written and the change in the mix of business. Typically, non-standard personal automobile commission rates are higher than the commercial rates.

Other underwriting expenses and corporate expenses decreased 5.5% to $6.0 million for the year ended December 31, 1999 from $6.4 million for the year ended December 31, 1998.

The loss ratio increased to 73.8 for the year ended December 31, 1999 from 62.3 for the year ended December 31, 1998. The GAAP expense ratio increased to 34.5 from 33.9 for the year ended December 31, 1998. The GAAP combined ratio increased to 108.3 for the year ended December 31, 1999 compared with 96.2 for the year ended December 31, 1998.

As a result of the factors described above, the Company's operating income before net realized investment gain for the year ended December 31, 1999 decreased 83.3% to $1.5 million or $0.17 per share (basic and diluted) from $8.9 million or $0.91 per share (basic) and $0.90 per share (diluted) for the year ended December 31, 1998.

Net income for the year ended December 31, 1999 was $2.0 million or $0.24 per share (basic and diluted) as compared with $8.9 million or $0.91 per share (basic) and $0.90 per share (diluted) in 1998.

Liquidity and Capital Resources
PAGI is a holding company, the principal asset of which is the common stock of Penn-America. The principal source of cash for the payment of dividends to PAGI's stockholders, PAGI operating expenses and repurchase of PAGI stock is dividends from Penn-America and Penn-Star. Penn-America's principal sources of funds are operations, investment income and proceeds from sales and redemptions of investments. Funds are used by Penn-America and Penn-Star principally to pay claims and operating expenses, to purchase investments and to make dividend and other payments to PAGI.

Penn-America is required by law to maintain a certain minimum surplus on a statutory basis and is subject to risk-based capital requirements and regulations under which payment of dividends from statutory surplus may require prior approval from the Pennsylvania Insurance Department. Penn-America may pay dividends to PAGI without advance regulatory approval only from unassigned surplus and only to the extent that all dividends in the past twelve months do not exceed the greater of 10% of total statutory surplus, or statutory net income for the prior year. Using this criteria, the available ordinary dividend for 2001 is $5.5 million. No ordinary dividends were paid to PAGI in 2000. Rather, Penn-America paid a $6.4 million return of capital to PAGI in 2000, after receiving approval from the Pennsylvania Insurance Department, which PAGI used to repurchase stock and to pay dividends and PAGI operating expenses.

Net cash provided by operating activities increased 74.3% to $15.0 million for the year ended December 31, 2000, from $8.6 million for the year ended December 31, 1999. The increase in net cash provided by operations resulted principally from the increase in net premiums written during 2000 due to the growth in the commercial segment and a decrease in paid losses. Net cash used by investing activities was $9.1 million for the year ended December 31, 2000, compared with $5.4 million for the year ended December 31, 1999. This increase in cash used by investing activities in 2000 was due to the Company's decision to invest excess cash in fixed-maturity investments.

Net cash used by financing activities was $6.5 million for the year ended December 31, 2000, as compared with $15.3 million for the same period in 1999. In 2000 and 1999, $4.7 million and $13.8 million, respectively, were used by the Company to repurchase 572,425 and 1,385,250 shares of Company stock and $1.6 million and $1.8 million were used for PAGI stockholder dividends for 2000 and 1999, respectively.

The Company believes that it has sufficient liquidity to meet its anticipated insurance obligations and operating and capital expenditure needs. The Company's investment strategy emphasizes quality, liquidity and diversification, as well as total return. With respect to liquidity, the Company considers liability durations, specifically related to loss reserves, when determining desired investment maturities. In addition, maturities have been stag-gered to produce cash flows for loss payments and reinvestment opportunities. At December 31, 2000, the Company held a total of $178.7 million in cash and investments. Of this amount, $17.3 million was classified as held-to-maturity. The average duration of these fixed-maturity investments as of December

                   Net Cash Provided by Operating Activities

                    [BAR GRAPH OMITTED see data points below]


                               Dollars in millions

                               1996    16.8
                               1997    25.0
                               1998    10.6
                               1999     8.6
                               2000    15.0



31, 2000 was approximately 3.6 years. Cash represented $11.4 million, equity securities represented $24.5 million, and fixed-maturity investments classified as available-for-sale represented $125.5 million.

The Company's fixed-maturity portfolio represented $142.8 million or 85.4% of the total carrying value of the investment portfolio as of December 31, 2000. Approximately 98% of these securities were rated "A" or better by Standard & Poor's or Moody's. Equity securities, the majority of which consist of preferred stocks, represented $24.5 million or 14.6% of total investments as of December 31, 2000.

As of December 31, 2000, the investment portfolio contained $45.8 million of mortgage- and asset-backed obligations. All of these securities were "AA"-rated or better and 80% were "AAA"-rated by Standard & Poor's or Moody's. These securities were issued by government or government-related agencies, were publicly traded and had market values obtained from an independent pricing service. Changes in estimated cash flows due to changes in prepayment assumptions from the original purchase assumptions are revised based on current interest rates and the economic environment. The Company had no other derivative financial instruments, real estate or mortgages in the investment portfolio as of December 31, 2000.

In the third quarter of 2000, the Company terminated its $25 million revolving credit facility with a financial institution. The Company had not borrowed from this facility since its inception in 1998.

Market Risk
The Company is subject to market risk principally arising from the potential change in the value of its investment portfolio.

The major components of market risk affecting the Company are interest rate and equity risk. The Company has a fixed-maturities investment portfolio with a fair value of $142.9 million at December 31, 2000 that is subject to changes in value principally due to changes in market interest rates. A component of the fixed-maturities portfolio includes mortgage-backed and asset-backed securities ($45.8 million in fair value at December 31, 2000), which are exposed to accelerated prepayment risk generally caused by decreases in interest rates. Acceleration of repayments could adversely affect future investment income, if reinvestment of the cash received from repayments is in lower-yielding securities.

The Company's preferred equity portfolio of $18.0 million at December 31, 2000 is subject to interest rate risk similar to the fixed-maturities portfolio described above.

Cash and Investments Portfolio Mix
[PIE CHART OMITED]
Fixed income            80%
Cash and short-term      6%
Non-redeemable
 preferred stock        10%
Common stock             4%



Quality of Fixed-Income Portfolio
[PIE CHART OMITED]
AAA     48%
AA      17%
A       33%
BBB      2%

In addition to interest rate risk, the Company's common equity portfolio of $6.4 million at December 31, 2000 is subject to changes in value based on changes in equity prices in United States markets.

The Company manages its exposure to market risk through a disciplined asset/liability matching and capital management process. In the management of market risk, the characteristics of duration, credit and variability of cash flows are critical elements. These risks constantly are assessed and balanced within the context of the liability and capital position of the Company.

The chart on this page is a tabular presentation of the Company's investment portfolio at December 31, 2000.

Impact of Inflation
Inflation can have a significant impact on property and casualty insurers because premium rates are established before the amounts of loss and loss adjustment expenses are known. The Company attempts to anticipate increases from inflation in establishing rates, subject to limitations for competitive pricing. The Company does not believe that inflation has had a material impact on the Company's business, results of operations or financial condition to date. The Company also considers inflation when estimating liabilities for losses and loss adjustment expenses, particularly for claims having a long period between occurrence and settlement. The liabilities for losses and loss adjustment expenses are management's estimates of the ultimate net cost of underlying claims and expenses and are not discounted for the time value of money. In times of high inflation, the normally higher yields on investments may be offset partially by higher claims and expenses.

Risk-Based Capital
The National Association of Insurance Commissioners adopted risk-based capital standards with which property and casualty insurers must comply. In concept, risk-based capital is designed to measure the acceptable amount of capital an insurer should have based on the inherent specific risks of each insurer. Insurers failing to meet this benchmark capital level may be subject to scrutiny by the insurer's domiciled insurance department. Based on the currently adopted standards, Penn-America's and Penn-Star's capital and surplus are in excess of the prescribed risk-based capital requirements for 2000.

Cautionary Statements
Certain information included in Management's Discussion and Analysis and elsewhere in this Annual Report are not historical facts but are forward-looking statements including, but not limited to, such matters as anticipated financial performance, business prospects, technological developments, new and existing products, expectations for market segment growth and similar matters. In

                                                Expected Maturity Date
                                                                       There-            Fair
(Dollars in millions)           2001    2002    2003    2004    2005    after   Total   Value
-------------------------------------------------------------------------------------------------
Fixed-Maturities Portfolio
Principal amount               $ 4.5  $ 23.1  $ 20.5  $ 17.1  $ 20.9   $ 56.6  $ 142.7
Average interest rate          6.70%   6.74%   7.18%   7.07%   7.38%    6.67%    6.90%
Fair value                                                                              $ 142.9
Yield on fair value                                                                       6.48%

Preferred Stock
Principal amount                                                               $ 20.0
Average interest rate                                                           6.31%
Fair value                                                                               $ 18.0
Yield on fair value                                                                       7.34%

Common Stock
Fair value                                                                                $ 6.4
-------------------------------------------------------------------------------------------------

The average interest rate presented above is the yield on amortized cost of fixed maturities and the yield on actual cost of preferred stocks. The principal amounts are the par values or the cash flow at maturity. The expected maturity date anticipates calls and prepayments.

connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following cautionary remarks regarding important factors which, among others, could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, results of the Company's business and the other matters referred to above include, but are not limited to: (1) changes in the business environment in which the Company operates, including inflation and interest rates; (2) changes in taxes, governmental laws and regulations; (3) competitive product and pricing activity; and (4) difficulties of managing growth profitably. For additional disclosure regarding potential risk factors, please refer to the Company's 2000 10-K and other documents filed with the Securities and Exchange Commission.


--------------------------------------------------------------------------------

Report of Management

Management is responsible for the financial information included in this annual report and for determining that the information presents fairly the financial position and operating results of the Company. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. Such statements include informed estimates and judgments of management for those transactions that are not yet complete or for which the ultimate effects cannot be determined precisely, including provisions for unpaid losses and loss adjustment expenses and asset valuation reserves. Financial information presented elsewhere in this annual report is consistent with that in the consolidated financial statements.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded against losses from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly. Qualified personnel maintain and monitor these internal accounting controls on an ongoing basis.

The Company engages Ernst & Young LLP, as independent auditors to audit its financial statements and express their opinion thereon. They have full access to each member of management in conducting their audits. Such audits are conducted in accordance with auditing standards generally accepted in the United States and include a review and evaluation of the system of internal accounting controls, tests of the accounting records and other auditing procedures they consider necessary to express their opinion on the consolidated financial statements.

The Audit Committee of the Board of Directors comprises outside directors and is responsible for overseeing and monitoring the quality of the Company's accounting practices and internal controls. Management and the independent auditors meet periodically with the Committee to review the accounting practices employed by the Company and to discuss auditing, internal control, financial reporting matters and any other matters they believe should be brought to the Committee's attention. The independent auditors have unrestricted access to the Audit Committee, without members of management present. The Committee also reviews Ernst & Young's statement regarding their independence.





Jon S. Saltzman             Joseph F. Morris                James J. Mack
President and               Senior Vice President and       Vice President,
Chief Executive Officer     Chief Financial Officer         Treasurer and
                                                            Controller

Report of Independent Auditors

The Board of Directors Penn-America Group, Inc.

We have audited the accompanying consolidated balance sheets of Penn-America Group, Inc. (the Company) as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company as of December 31, 1998 and for the year ended December 31, 1998 were audited by other auditors whose report dated January 22, 1999 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Penn-America Group, Inc. at December 31, 2000 and 1999 and the consolidated results of its operations and its cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States.



/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
January 19, 2001

Penn-America Group, Inc. and Subsidiaries Consolidated Balance Sheets

                                                                                              December 31,
(In thousands, except per share data)                                                    2000                1999
-------------------------------------------------------------------------------------------------------------------
Assets
Investments:
   Fixed maturities:
        Available for sale, at fair value (amortized cost 2000, $123,873;
           1999, $115,975)                                                            $ 125,477           $ 111,419
        Held to maturity, at amortized cost (fair value 2000, $17,441;
           1999, $16,103)                                                                17,282              16,294
   Equity securities, at fair value (cost 2000, $27,324; 1999, $28,014)                  24,491              26,020
   Short-term investments, at cost, which approximates fair value                            --                 449
                                                                                -----------------------------------
        Total investments                                                               167,250             154,182
Cash                                                                                     11,425              12,045
Accrued investment income                                                                 2,181               1,965
Premiums receivable, net                                                                  9,695               8,981
Reinsurance recoverable                                                                  24,447              18,284
Prepaid reinsurance premiums                                                              4,635               3,529
Deferred policy acquisition costs                                                        10,317               9,306
Capital lease                                                                             1,753               1,840
Deferred income taxes                                                                     4,272               5,487
Income tax recoverable                                                                    2,982               1,652
Other assets                                                                                529                 511
                                                                                -----------------------------------
Total assets                                                                          $ 239,486           $ 217,782
                                                                                ===================================

Liabilities and Stockholders' Equity
Liabilities:
   Unpaid losses and loss adjustment expenses                                         $ 115,314           $  93,719
   Unearned premiums                                                                     43,239              36,332
   Accounts payable and accrued expenses                                                  2,353               1,755
   Capitalized lease obligation                                                           1,701               1,821
   Other liabilities                                                                      2,828               3,537
                                                                                -----------------------------------
   Total liabilities                                                                    165,435             137,164
                                                                                -----------------------------------

Stockholders' equity:
   Preferred stock, $.01 par value; authorized 2,000,000 shares;
        None issued                                                                          --                  --
   Common stock, $.01 par value; authorized 20,000,000 shares;
        issued 2000 and 1999, 10,076,025 and 9,990,436 shares, respectively;
        outstanding 2000 and 1999, 7,576,025 and
        8,062,861 shares respectively                                                       101                 100
   Additional paid-in capital                                                            70,164              69,591
   Accumulated other comprehensive loss                                                    (811)             (4,324)
   Retained earnings                                                                     29,583              35,050
   Treasury stock, 2000 and 1999, 2,500,000 and 1,927,575 shares,
        respectively, at cost                                                           (24,161)            (19,474)
   Officers' stock loans                                                                   (546)                  0
   Unearned compensation from restricted stock awards                                      (279)               (325)
                                                                                -----------------------------------
        Total stockholders' equity                                                       74,051              80,618
                                                                                -----------------------------------
        Total liabilities and stockholders' equity                                    $ 239,486           $ 217,782
                                                                                ===================================


See accompanying notes to Consolidated Financial Statements.

Penn-America Group, Inc. and Subsidiaries Consolidated Statements of Operations




                                                                    For the year ended December 31,
(In thousands, except per share data)                          2000               1999                 1998
--------------------------------------------------------------------------------------------------------------
Revenues
Premiums earned                                            $  91,449           $  85,677           $  89,493
Net investment income                                         10,454               9,537              10,763
Net realized investment gain (loss)                           (1,331)                841                  18
                                                        ------------------------------------------------------
Total revenues                                               100,572              96,055             100,274
                                                        ------------------------------------------------------

Losses and expenses
Losses and loss adjustment expenses                           75,378              63,187              55,733
Amortization of deferred policy acquisition costs             25,219              24,802              25,452
Other underwriting expenses                                    5,850               4,733               4,857
Corporate expenses                                               791               1,306               1,532
Interest expense                                                 161                 145                 177
                                                        ------------------------------------------------------
Total losses and expenses                                    107,399              94,173              87,751
                                                        ------------------------------------------------------

Income (loss) before income tax                               (6,827)              1,882              12,523
Income tax expense (benefit)                                  (2,971)               (156)              3,642
                                                        ------------------------------------------------------
Net income (loss)                                          $  (3,856)          $   2,038           $   8,881
                                                        ======================================================
Net income (loss) per share

Basic                                                      $   (0.50)          $    0.24           $    0.91
Diluted                                                    $   (0.50)          $    0.24           $    0.90




See accompanying notes to Consolidated Financial Statements.

Penn-America Group, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

                                                                                                           Unearned
                                                           Accumulated                                   Compensation
                                                Additional   Other                             Officers'     From          Total
(In thousands except share            Common     Paid-In  Comprehensive  Retained    Treasury   Stock      Restricted  Stockholders'
  and per share data)                 Stock      Capital  Income(Loss)   Earnings     Stock     Loans     Stock Awards    Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997            $ 99    $ 68,221    $ 1,649      $ 27,849        --       --         $ (511)    $ 97,307
Net income                                --          --         --         8,881        --       --             --        8,881
Other comprehensive income:
  Unrealized gains on investments, net of
  tax and reclassification adjustment     --          --      1,065           --         --       --             --        1,065
                                                                                                                       -----------
Comprehensive income                                                                                                       9,946
                                                                                                                       -----------
Issuance of common stock                  --         814         --           --         --       --             --          814
Amortization of compensation expense from
  restricted stock awards issued          --          --         --           --         --       --            157          157
Cash dividends paid ($0.20 per share)     --          --         --       (1,951)        --       --             --       (1,951)
Purchase of treasury stock, at cost       --          --         --           --     (5,643)      --             --       (5,643)
                                       -------------------------------------------------------------------------------------------
Balance at December 31, 1998            $ 99    $ 69,035    $ 2,714     $ 34,779   $ (5,643)     $ 0         $ (354)    $100,630
                                       ===========================================================================================

Net income                                --          --         --        2,038         --       --             --        2,038
Other comprehensive loss:
  Unrealized loss on investments, net of
  tax and reclassification adjustment     --          --     (7,038)          --         --       --             --       (7,038)
                                                                                                                       -----------
Comprehensive loss                                                                                                        (5,000)
                                                                                                                       -----------
Issuance of common stock                   1         556         --           --         --       --             --          557
Unearned compensation from restricted
  stock awards issued                     --          --         --           --         --       --            (91)         (91)
Amortization of compensation expense from
  restricted stock awards issued          --          --         --           --         --       --            120          120
Cash dividends paid ($0.2075 per share)   --          --         --      ( 1,767)        --       --             --       (1,767)
Purchase of treasury stock, at cost       --          --         --           --    (13,831)      --             --      (13,831)
                                       -------------------------------------------------------------------------------------------
Balance at December 31,1999            $ 100    $ 69,591   $ (4,324)    $ 35,050   $(19,474)     $ 0         $ (325)    $ 80,618
                                       ===========================================================================================

Net loss                                  --          --         --       (3,856)        --       --             --       (3,856)
Other comprehensive income:
  Unrealized gains on investments, net of
  tax and reclassification adjustment     --          --      3,513           --         --       --             --        3,513
                                                                                                                       -----------
Comprehensive loss                                                                                                          (343)
                                                                                                                       -----------
Issuance of common stock                   1         573         --           --         --       --             --          574
Officers' stock loans                     --          --         --           --         --     (546)            --         (546)
Unearned compensation from restricted
  stock awards issued                     --          --         --           --         --       --            (74)         (74)
Amortization of compensation expense from
  restricted stock awards issued          --          --         --           --         --       --            120          120
Cash dividends paid ($0.21 per share)     --          --         --       (1,611)        --       --             --       (1,611)
Purchase of treasury stock, at cost       --          --         --           --     (4,687)      --             --       (4,687)
                                       -------------------------------------------------------------------------------------------
Balance at December 31, 2000           $ 101    $ 70,164     $ (811)     $29,583   $(24,161)  $ (546)        $ (279)    $ 74,051
                                       ===========================================================================================


See accompanying notes to Consolidated Financial Statements.

Penn-America Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows




                                                                        For the year ended December 31,
(In thousands)                                                       2000             1999             1998
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net income (loss)                                             $ (3,856)        $  2,038         $  8,881
    Adjustments to reconcile net income (loss) to
      net cash provided by operating activities:
        Amortization and depreciation expense                          393              493              720
        Net realized investment (gains) losses                       1,331             (841)             (18)
        Deferred income tax (benefit)                                 (594)            (263)             159
        Net increase in premiums receivable, prepaid
          reinsurance premiums and unearned premiums                 5,087            2,727              401
        Net increase in unpaid losses and loss
          adjustment expenses and
          reinsurance recoverable                                   15,432            5,264            2,210
        Accrued investment income                                     (216)             (94)             102
        Deferred policy acquisition costs                           (1,011)            (578)            (165)
        Income tax recoverable                                      (1,330)            (768)            (844)
        Other assets                                                  (134)             (64)            (215)
        Accounts payable and accrued expenses                          598              576           (1,159)
        Other liabilities                                             (709)             112              572
                                                                ------------------------------------------------
        Net cash provided by operating activities                   14,991            8,602           10,644
                                                                ------------------------------------------------

Cash flows from investing activities:
    Purchases of equity securities                                 (10,405)          (8,320)         (17,388)
    Purchases of fixed maturities available for sale               (87,573)         (38,521)         (45,533)
    Purchases of fixed maturities held to maturity                  (9,974)          (2,785)          (1,015)
    Proceeds from sales of equity securities                        11,202            4,462           19,633
    Proceeds from sales of fixed maturities available
      for sale                                                      78,154               --           23,037
    Proceeds from maturities of fixed maturities
      available for sale                                                --           25,995            7,997
    Proceeds from maturities and calls of fixed maturities
      held to maturity                                               9,000           13,256           20,988
    Change in short-term investments                                   449              548           10,458
                                                                ------------------------------------------------
        Net cash (used) provided by investing activities            (9,147)          (5,365)          18,177
                                                                ------------------------------------------------

Cash flows from financing activities:
    Issuance of common stock                                           500              465              814
    Purchase of treasury stock                                      (4,687)         (13,831)          (5,643)
    Officers' stock loans                                             (546)              --               --
    Principal payments on capital lease obligations                   (120)            (136)            (127)
    Dividends paid                                                  (1,611)          (1,767)          (1,951)
                                                                ------------------------------------------------
        Net cash used by financing activities                       (6,464)         (15,269)          (6,907)
                                                                ------------------------------------------------

Increase (decrease) in cash                                           (620)         (12,032)          21,914
Cash, beginning of period                                           12,045           24,077            2,163
                                                                ------------------------------------------------
Cash, end of period                                               $ 11,425         $ 12,045         $ 24,077
                                                                ================================================

Supplemental cash flow information:
        Interest paid                                             $    161         $    145         $    177
        Taxes paid (recovered)                                        (950)             875            4,248


See accompanying notes to Consolidated Financial Statements.

Penn-America Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Basis of Presentation and Description of Business
Penn-America Group, Inc. (PAGI or the "Company") is an insurance holding company. Approximately 41% of the outstanding common stock of the Company was owned by Penn Independent Corporation ("Penn Independent") at December 31, 2000. The accompanying financial statements include the accounts of the Company and its wholly owned subsidiary, Penn-America Insurance Company ("Penn-America") and its wholly owned subsidiary Penn-Star Insurance Company ("Penn-Star"). All significant intercompany accounts and transactions have been eliminated in consolidation. These financial statements are prepared in conformity with accounting principles generally accepted in the United States, which differ significantly from accounting principles required by insurance regulatory authorities.

Penn-America and its subsidiary Penn-Star underwrite commercial property and general liability insurance and multi-peril insurance, generally referred to as "property and casualty" insurance. The companies write their business on an excess and surplus lines, or non-standard, basis as well as on an admitted basis. Penn-America and Penn-Star combined are licensed admitted insurers in 43 states and are approved excess and surplus lines insurers in 45 states and the District of Columbia.

Investments
At the time of purchase of fixed-maturity investments, management makes a determination to classify each investment as "Available for Sale" or "Held to Maturity." Factors taken into consideration by management in determining the appropriate investment category are: maturity, yield, cash flow requirements and anticipated changes in interest rates. Fixed maturities classified as "Available for Sale" are carried at fair value with unrealized investment gains or losses, net of deferred income taxes, included as a separate component of accumulated other comprehensive income (loss) in stockholders' equity. "Held to Maturity" investments are carried at amortized cost.

Fixed-maturity securities classified as "Held to Maturity" are adjusted for amortization of premium and accretion of discounts to maturity date using the interest method. Investment income on all fixed-maturity investments is recognized on the accrual basis. Realized investment gains and losses are recorded when the securities are sold using the specific identification basis.

The amortized cost of mortgage- and asset-backed securities is calculated using the interest method including consideration of anticipated prepayments at the date of purchase. Significant changes in estimated cash flows from the original assumptions are accounted for using the composite method.

Equity securities are carried at fair value with unrealized investment gains or losses net of deferred income taxes included as a separate component of accumulated other comprehensive income (loss) in stockholders' equity.

Short-term investments are carried at cost, which approximates fair value.

Premiums and Other Receivables
Premiums are recognized as revenue ratably over the terms of the respective policies. Unearned premiums are calculated on a semi-monthly pro-rata basis. Management established an allowance for doubtful accounts of $422,000 at December 31, 2000 and 1999, on premium receivables, which management believes is adequate to cover uncollectible accounts.

Policy Acquisition Costs
Policy acquisition costs such as commissions, salaries, premium taxes and certain other underwriting expenses, which vary with and are directly related to the production of business, are deferred and amortized over the effective periods of the related insurance policies. Deferred policy acquisition costs are limited to their estimated realizable values, giving effect to the premium to be earned, related investment income, losses and loss adjustment expenses and certain other costs expected to be incurred as the premium is earned.

Losses and Loss Adjustment Expenses
The liability for losses and loss adjustment expenses (LAE) represents an estimate of the ultimate unpaid net cost of all losses incurred. Estimates of unpaid reported losses and related allocated loss adjustment expenses are determined by management based on evaluations of individual claims. Estimates of losses and loss adjustment expenses arising from losses incurred but not yet reported are based on selected historical and industry data. Such estimates are not discounted and may be more or less than the amounts ultimately paid when the claims are settled. These estimates are reviewed periodically and adjusted as necessary; such adjustments are reflected in current operations.

Fair Values of Financial Instruments
The Company uses the following methods or assumptions in determining fair value:

Investment Securities: Fair values are based on quoted market prices when available or otherwise on quoted market prices of comparable instruments or values obtained from independent pricing services.

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

The fair value of options is estimated on the grant date using the Black-Scholes option pricing model. The model assumes the following for 2000, 1999, and 1998, respectively: expected annual dividend rates of 2.8%, 1.9%, and 1.1%; risk-free interest rates of 6.0% for all years; weighted average expected life of the options of 2.5 years for all years; and expected stock price volatility of 30% for all years.

Reinsurance
In the ordinary course of business, the Company reinsures certain risks, generally on an excess-of-loss basis with other insurance companies which principally are rated A+ or higher by A.M. Best. Such reinsurance arrangements serve to limit the Company's maximum loss. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liabilities arising from the reinsured policies and incurred but not reported losses.

Capitalized Lease
The capitalized lease is carried at cost less accumulated amortization. Amortization is calculated using the interest method over 20 years, which represents the term of the mortgage on the office space that the Company rents from a related party.

Income Tax
Deferred income taxes are determined using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification
Certain prior-year amounts have been restated to conform to 2000 classifications.

Note 2 Income Per Share
Basic net income (loss) per share is computed by dividing income or loss available to common stockholders by the weighted-average number of common shares outstanding for each period. Diluted net income (loss) per share reflects the potential dilution that could occur if the securities or other contracts to issue common stock were exercised or converted into common stock.

The following is a reconciliation of the numerators and denominators of the basic and diluted income (loss) per share computations:

                                                                Year ended December 31,
(In thousands, except per share data)                     2000            1999           1998
===============================================================================================
Basic per share computation:
Net income (loss)                                       $(3,856)        $ 2,038        $ 8,881
Weighted average common shares outstanding                7,679           8,592          9,766
                                                    -------------------------------------------
Basic net income (loss) per share                       $ (0.50)        $  0.24        $  0.91
                                                    -------------------------------------------

Diluted per share computation: Net income (loss)        $(3,856)        $ 2,038        $ 8,881
Weighted average common shares outstanding                7,679           8,592          9,766

Additional shares outstanding after the assumed
    exercise of options by applying the
    treasury stock method                                     *              66            107
                                                    -------------------------------------------
Total shares                                              7,679           8,658          9,873
                                                    -------------------------------------------
Diluted net income (loss) per share                     $ (0.50)        $  0.24        $  0.90
                                                    ===========================================

* The Company has issued options to purchase 359,250 shares of common stock to employees and directors at prices ranging from $5.42 to $19.00. These options are not considered in the 2000 computation, as the impact is anti-dilutive.


Note 3 Transactions with Affiliates
Penn-America leases its home office facility from a stockholder and the lease is accounted for as a capital-ized lease. The amount of property capitalized, $2,227,000 is presented net of accumulated amortization of $474,000 and $387,000 as of December 31, 2000 and 1999, respectively. Capitalized lease obligations of $1,701,000 and $1,821,000 were recorded at December 31, 2000 and 1999, respectively, representing the lease obligation arising from this lease, which carries an 8.5% interest rate. Penn Independent and its subsidiaries also lease a portion of the building in which Penn-America's home office facility is located. Management believes that the lease terms are at market rates.

Penn Independent provides the Company with human resources and facilities management services. The Company paid $200,000, $200,000 and $225,000 in 2000, 1999 and 1998, respectively, for such services. All costs incurred by Penn Independent on behalf of Penn-America have been allocated to Penn-America and are reflected in the financial statements. Management believes that the methods used to allocate such costs are reasonable and reflective of market rates for such services.

Premiums written resulting from transactions with insurance agency affiliates of Penn Independent were $3,282,000, $1,732,000 and $1,279,000 in 2000, 1999 and
1998, respectively. Commissions paid to such affiliates were $740,000, $441,000 and $294,000 in 2000, 1999 and 1998, respectively. Premiums receivable includes receivable from affiliates of $535,000 and $196,000 as of December 31, 2000 and 1999 respectively.

Note 4 Investments
The Company invests primarily in investment-grade fixed maturities, substantially all of which are rated "A" or higher by Standard & Poor's or Moody's. The cost, gross unrealized gains and losses and fair values of investments are as follows:

                                                           December 31, 2000
                                    -----------------------------------------------------------
                                                         Gross          Gross
                                     Amortized       Unrealized     Unrealized           Fair
(In thousands)                           Cost            Gains         Losses           Value
                                    -----------------------------------------------------------
Fixed maturities
Available for sale
U.S. Treasury securities
 and obligations
 of U.S. government agencies           $  4,015        $    107        $     --        $  4,122
Corporate securities                     52,084             668             387          52,365
Mortgage-backed securities               23,321             629               6          23,944
Other structured securities              21,381             497               6          21,872
Municipal securities                     15,882             537              --          16,419
Public utilities                          7,190              44             479           6,755
                                    -----------------------------------------------------------
Total                                   123,873           2,482             878         125,477
                                    -----------------------------------------------------------

Held to maturity
U.S. Treasury securities
 and obligations
 of U.S. government agencies           $ 13,760             162              14          13,908
Corporate securities                      2,378              --               4           2,374
Municipal securities                        150              --              --             150
Public utilities                            994              15              --           1,009
                                    -----------------------------------------------------------
Total                                    17,282             177              18          17,441
                                    -----------------------------------------------------------

Total fixed-maturity securities        $141,155           2,659             896         142,918

Equity securities                        27,324             300           3,133          24,491
                                    -----------------------------------------------------------
Total investments                      $168,479        $  2,959        $  4,029        $167,409
                                    ===========================================================

                                                           December 31, 1999
                                    -----------------------------------------------------------
                                                         Gross          Gross
                                     Amortized       Unrealized     Unrealized           Fair
(In thousands)                           Cost            Gains         Losses           Value
                                    -----------------------------------------------------------
Fixed maturities
Available for sale
U.S. Treasury securities
 and obligations
 of U.S. government agencies           $ 10,666        $     30        $  1,315        $  9,381
Corporate securities                     33,005              43           1,204          31,844
Mortgage-backed securities                9,630              --             229           9,401
Other structured securities               8,230              32              55           8,207
Municipal securities                     29,222              --           1,008          28,214
Public utilities                         25,222               2             852          24,372
                                    -----------------------------------------------------------
Total                                   115,975             107           4,663         111,419
                                    -----------------------------------------------------------

Held to maturity
U.S. Treasury securities
 and obligations
 of U.S. government agencies              7,791              --             122           7,669
Corporate securities                      7,360               1              63           7,298
Municipal securities                        150               1               1             150
Public utilities                            993              --               7             986
                                    -----------------------------------------------------------
Total                                    16,294               2             193          16,103
                                    -----------------------------------------------------------

Total fixed-maturity securities         132,269             109           4,856         127,522

Equity securities                        28,014             951           2,945          26,020
Short-term investments                      449              --              --             449
                                    -----------------------------------------------------------
Total investments                      $160,732        $  1,060        $  7,801        $153,991
                                    ===========================================================


Fixed maturities at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                              Available for Sale                       Held to Maturity
                                        Amortized                               Amortized
(In thousands)                            Cost             Fair Value             Cost             Fair Value
---------------------------------------------------------------------------------------------------------------
Due in one year or less                 $     --            $     --            $  1,251            $  1,249
Due after one year through
 five years                               51,310              51,802              15,031              15,193
Due after five years through
 ten years                                27,549              27,588               1,000                 999
Due after ten years                       21,693              22,142                  --                  --
Asset- and mortgage-backed
 securities                               23,321              23,945                  --                  --
                                      ---------------------------------       --------------------------------
Total                                   $123,873            $125,477            $ 17,282              17,441
                                      =================================       ================================

A summary of net investment income is as follows:
                                                                Year ended December 31,
(In thousands)                                        2000              1999            1998
--------------------------------------------------------------------------------------------------
Interest on fixed maturities                       $  8,508         $  7,629         $  8,921
Dividends on equity securities                        1,422            1,492            1,528
Interest on short-term investments and cash             815              787              732
Other                                                    26                4                2
                                                --------------------------------------------------
Total investment income                              10,771            9,912           11,183
Less investment expense                                (317)            (375)            (420)
                                                --------------------------------------------------
Net investment income                              $ 10,454         $  9,537         $ 10,763
                                                ==================================================


All investments in fixed-maturity securities have been income-producing during 2000, 1999 and 1998. A summary of realized gains and losses on the sale of investments is as follows:

                                                          Year ended December 31,
(In thousands)                                     2000             1999            1998
--------------------------------------------------------------------------------------------
Fixed maturities:
Gross realized gains                             $    24         $    66         $    87
Gross realized losses                             (1,461)            (23)            (11)
                                             ---------------------------------------------
Net realized investment gain (loss)               (1,437)             43              76

Equity securities:
Gross realized gains                               1,128           1,266             724
Gross realized losses                             (1,022)           (468)           (782)
                                             ---------------------------------------------

Net realized investment gain (loss)                  106             798             (58)
                                             ---------------------------------------------
Total net realized investment gain (loss)        $(1,331)        $   841         $    18
                                             =============================================


Income tax benefit on net realized investment loss was $453,000 in 2000. Income tax expense on net realized investment gain was $286,000 and $6,000 in 1999 and 1998, respectively.

The amortized cost of fixed maturities on deposit with various regulatory authorities at December 31, 2000 and 1999 was $10,992,000 and $8,295,000,
respectively.

Note 5 Reinsurance
In the normal course of business, the Company seeks to reduce the losses that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risks in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance contracts do not relieve the Company of its obligations to policyholders. Failure of reinsurers to honor their obligations could result in additional losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 2000, reinsurance recoverables and prepaid reinsurance premiums associated with one major reinsurer, General Reinsurance Corporation, were $27,982,000.

Premiums written and earned consisted of the following:

                                              Year ended December 31,
(In thousands)                         2000             1999            1998
-------------------------------------------------------------------------------
Premiums written:

Gross                                $109,791        $ 95,983        $ 95,097
Ceded                                  12,541           8,947           7,268
                                  --------------------------------------------
Net of reinsurance                   $ 97,250        $ 87,036        $ 87,829
                                  ============================================

Premiums earned:

Gross                                $102,883        $ 93,904        $ 97,017
Ceded                                  11,434           8,227           7,524
                                  --------------------------------------------
Net of reinsurance                   $ 91,449        $ 85,677        $ 89,493
                                  ============================================

Loss and loss adjustment expenses are net of recoveries recognized under reinsurance contracts as follows: $9,438,000, $7,182,000, $6,081,000 in 2000,
1999, and 1998, respectively.

Note 6 Unpaid Losses and Loss Adjustment Expenses
Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:


                                              Year ended December 31,
(In thousands)                         2000             1999            1998
-------------------------------------------------------------------------------

Balance as of January 1              $ 93,719        $ 88,937        $ 84,566
Less reinsurance recoverables          18,086          16,502          15,703
                                  --------------------------------------------
Net balance at January 1               75,633          72,435          68,863

Incurred related to:
Current year                           66,214          54,768          55,647
Prior years                             9,164           8,419              86
                                  --------------------------------------------
Total incurred                         75,378          63,187          55,733

Paid related to:
Current year                           26,273          23,540          21,903
Prior years                            33,517          36,449          30,258
                                  --------------------------------------------
Total paid                             59,790          59,989          52,161

Net balance at December 31             91,221          75,633          72,435
Plus reinsurance recoverables          24,093          18,086          16,502
                                  --------------------------------------------
Balance as of December 31            $115,314        $ 93,719        $ 88,937
                                  ============================================


As a result of changes in estimates of insured events of prior years, the provision for losses and loss adjustment expenses increased $9,164,000, $8,419,000, and $86,000 in 2000, 1999, and 1998, respectively. The increase in prior-year incurred losses in 2000 was due principally to revised loss projections for the Company's commercial automobile liability, CMP liability and other liability lines of business as well as higher than expected property losses. The increase in prior year incurred losses in 1999 was due to loss reserve development in the non-standard personal automobile and commercial liability lines of business.

Note 7 Income Tax
The components of income tax expense (benefit) are as follows:

                                                                 Year ended December 31,
-----------------------------------------------------------------------------------------------
(In thousands)                                                2000          1999          1998
Current                                                    $(2,377)      $   107       $ 3,483
Deferred                                                      (594)         (263)          159
                                                        --------------------------------------
Total tax expense (benefit)                                $(2,971)      $  (156)      $ 3,642
                                                        ======================================


The actual income tax rate differed from the statutory income tax rate as follows:

                                                                 Year ended December 31,
-----------------------------------------------------------------------------------------------
                                                              2000          1999          1998
Statutory income tax rate                                    (34.0)%        34.0%         34.0%
Tax-exempt interest and dividends received deduction         (10.2)        (44.5)         (5.4)
Other                                                          0.7           2.2           0.5
                                                           ------------------------------------
                                                             (43.5)%        (8.3)%        29.1%
                                                           ====================================


The tax effects of temporary differences that result in a net deferred tax asset are summarized as follows:

                                                                 December 31,
(In thousands)                                               2000          1999
------------------------------------------------------------------------------------
Assets
Effect of discounting unpaid losses
 and loss adjustment expenses                               $4,070        $3,607
Excess of tax over financial
 reporting of earned premium                                 2,625         2,231
Net unrealized investment loss                                 433         2,278
Other                                                          748           788
                                                         ---------------------------
Total deferred assets                                        7,876         8,904
                                                         ---------------------------

Liabilities

Deferred policy acquisition costs                            3,508         3,164
Other                                                           96           253
                                                         ---------------------------
Total deferred liabilities                                   3,604         3,417
                                                         ---------------------------
Net deferred tax asset                                      $4,272        $5,487
                                                         ===========================


The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax asset and, therefore, no such valuation allowance has been established.

Note 8 Segment Information
The Company has two reportable segments: non-standard personal automobile and commercial lines. The Company announced in April 1999 that it would run-off its remaining portfolio of the personal lines automobile business, which was underwritten through a single agent in California. This followed a decision earlier in 1999 to eliminate the remainder of the Company's non-standard personal automobile business in nine other states. The Company will continue to report on this segment separately until the amounts relating to the non-standard personal automobile business become immaterial to the financial statements presented. These segments are managed separately because they have different customers, pricing and expense structures. The Company does not allocate assets between segments because assets are reviewed in total by management for decision-making purposes.

The accounting policies of the segments are the same as those more fully described in the summary of significant accounting policies in Note 1. The Company evaluates segment profit based on profit or loss from operating activities. Segment profits or losses from operations are pre-tax and do not include unallocated expenses but do include investment income attributable to insurance transactions. Segment profit or loss therefore excludes federal income taxes, unallocated expenses and investment income attributable to equity as opposed to investment income attributable to insurance transactions.

The following is a summary of the Company's segment revenues, expenses and profit:

                                                                Year ended December 31, 2000
(In thousands)                                         Commercial         Personal           Total
------------------------------------------------------------------------------------------------------
Premiums earned                                        $  87,556         $   3,893        $  91,449
Net investment income from insurance operations            5,152               479            5,631
                                                  ----------------------------------------------------
Total segment revenues                                    92,708             4,372           97,080
                                                  ----------------------------------------------------
Segment losses and loss adjustment expenses               72,893             2,485           75,378
Segment expenses                                          25,614             1,362           26,976
                                                  ----------------------------------------------------
Total segment expenses                                    98,507             3,847          102,354
                                                  ----------------------------------------------------
Segment profit (loss)                                  $  (5,799)        $     525        $  (5,274)
                                                  ====================================================
Plus unallocated items:
Net investment income from equity                                                             3,492
Unallocated expenses                                                                         (5,045)
Income tax benefit                                                                            2,971
                                                                                      ----------------
Net loss                                                                                   $ (3,856)
                                                                                      ================


                                                                Year ended December 31, 1999
(In thousands)                                       Commercial         Personal           Total
---------------------------------------------------------------------------------------------------
Premiums earned                                        $ 71,731        $ 13,946         $ 85,677
Net investment income from insurance operations           4,730             800            5,530
                                                  -------------------------------------------------
Total segment revenues                                   76,461          14,746           91,207
                                                  -------------------------------------------------
Segment losses and loss adjustment expenses              49,744          13,443           63,187
Segment expenses                                         21,905           4,533           26,438
                                                  -------------------------------------------------
Total segment expenses                                   71,649          17,976           89,625
                                                  -------------------------------------------------
Segment profit (loss)                                  $  4,812        $ (3,230)        $  1,582
                                                  =================================================

Plus unallocated items:
Net investment income from equity                                                          4,848
Unallocated expenses                                                                      (4,548)
Income tax benefit                                                                           156
                                                                                      -------------
Net income                                                                               $ 2,038
                                                                                      =============


                                                            Year ended December 31, 1998
(In thousands)                                       Commercial         Personal           Total
---------------------------------------------------------------------------------------------------

Premiums earned                                         $62,949         $26,544          $89,493
Net investment income from insurance operations           4,126             945            5,071
                                                  -------------------------------------------------
Total segment revenues                                   67,075          27,489           94,564
                                                  -------------------------------------------------
Segment losses and loss adjustment expenses              37,121          18,612           55,733
Segment expenses                                         18,687           8,547           27,234
                                                  -------------------------------------------------
Total segment expenses                                   55,808          27,159           82,967
                                                  -------------------------------------------------
Segment profit                                          $11,267         $   330          $11,597
                                                  =================================================

Plus unallocated items:
Net investment income from equity                                                          5,710
Unallocated expenses                                                                      (4,784)
Income tax expense                                                                        (3,642)
                                                                                      -------------
Net income                                                                               $ 8,881
                                                                                      =============

Total segment revenues of $97,080,000, $91,207,000, and $94,564,000, plus unallocated net investment income from equity of $3,492,000, $4,848,000, and $5,710,000, equals total Company revenues of $100,572,000, $96,055,000, and
$100,274,000 for the years ended December 31, 2000, 1999, and 1998, respectively.

In 1998, the Company had one general agency that accounted for approximately 18.4% of revenue. In 2000 and 1999, no general agent accounted for more than 10% of revenue.

Note 9 Stockholders' Equity
The principal source of cash for the payment of dividends to the Company's stockholders, its operating expenses and repurchase of Company stock is dividends from Penn-America and Penn-Star. Penn-America is required by law to maintain a certain minimum surplus on a statutory basis and is subject to risk-based capital ("RBC") requirements and regulations under which payment of dividends from statutory surplus may require prior approval from the Pennsylvania Insurance Department. Penn-America may pay dividends to the Company without advance regulatory approval only from unassigned surplus and only to the extent that all dividends in the past twelve months do not exceed the greater of 10% of total statutory surplus or statutory net income for the prior year. Penn-America's unassigned surplus was $7,456,000 as of December 31, 2000. Using this criteria, the available ordinary dividend for 2001 is $5.5 million. No ordinary dividends were paid to PAGI in 2000. Rather, Penn-America paid a $6.4 million return of capital to PAGI in 2000, after receiving approval from the Pennsylvania Insurance Department.

The National Association of Insurance Commissioners ("NAIC") has adopted RBC requirements for property and casualty insurance companies. At December 31, 2000 and 1999, the Company's actual RBC exceeded minimum requirements.

The following tables reconcile statutory surplus and net income (loss) of Penn-America as determined in accordance with accounting procedures prescribed or permitted by the insurance regulatory authorities to stockholders' equity and net income (loss) of the Company calculated in accordance with accounting principles generally accepted in the United States as reported herein:

                                                                        Year ended December 31,
(In thousands)                                                   2000              1999              1998
-----------------------------------------------------------------------------------------------------------
Statutory surplus as regards policyholders                   $  55,530         $  69,515         $  85,358
Deferred policy acquisition costs                               10,317             9,306             8,728
Deferred income taxes                                            4,272             5,483             1,576
Unrealized investment gains (losses)                             1,974            (5,027)            2,233
Provision for unauthorized reinsurance                              59                --               184
Non-admitted assets                                              1,175               896               889
Other assets (liabilities)                                          90                29                 9
Provision for uncollectible accounts                              (522)             (522)             (622)
Holding company assets                                           1,156               938             2,275
                                                            ----------------------------------------------
GAAP stockholders' equity                                    $  74,051         $  80,618         $ 100,630
                                                            ==============================================





                                                                        Year ended December 31,
(In thousands)                                                   2000              1999              1998
-----------------------------------------------------------------------------------------------------------
Statutory net income (loss)                                  $  (5,020)        $   1,869         $   9,805
Deferred policy acquisition costs                                1,010               578               165
Deferred income tax                                                594               281              (169)
Allowance for uncollectible accounts                                --               100                --
Other, net                                                          60                35                48
Holding company expenses, net of tax benefit                      (500)             (825)             (968)
                                                            ----------------------------------------------
GAAP net income (loss)                                       $  (3,856)        $   2,038         $   8,881
                                                            ==============================================


The NAIC revised the Statutory Accounting Practices and Procedures Manual in a process referred to as Codification. The objective of Codification was to standardize the accounting practices prescribed by each state's Insurance Department. The revised manual is effective January 1, 2001. Pennsylvania, the domiciliary state for Penn-America and Penn-Star, has adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that Penn-America and Penn-Star use to prepare their statutory-basis financial statements. Management believes the impact of these changes on the statutory-basis capital and surplus of the Company's insurance subsidiaries as of January 1, 2001 are not material.

Note 10 Profit-Sharing Plans
Penn-America participates in a profit-sharing and 401(k) plan with Penn Independent that covers qualified employees. Penn-America's contributions under the 401(k) plan were $72,000, $105,000, and $114,000 for 2000, 1999, and 1998,
respectively. There were no profit-sharing distributions in 2000, 1999, and 1998.

Note 11 Stock Incentive Plans
Stock options: In August 1993, the Company adopted a Stock Incentive Plan (the "Plan"). The purpose of the Plan is to enable officers, employees, directors, consultants, advisors and service providers of the Company and its affiliates (as defined in the Plan) to participate in the Company's future and to enable the Company to attract and retain these persons by offering them stock ownership. The Plan authorizes the issuance of up to 825,000 shares of common stock pursuant to the exercise of stock options or the award of restricted stock. Options are exercisable according to the various terms under which they were granted varying from one year to ten years after the date of grant. All options are subject in general to earlier termination if the option-ee leaves the Company.

The Company has elected to account for these stock options in accordance with the provisions of Accounting Principles Board Opinion ("APB") #25, "Accounting for Stock Issues to Employees" and accordingly, no compensation expense has been recorded for such grants. SFAS #123, "Accounting for Stock-Based Compensation," effective in 1996, would require that compensation expense be recorded for these option grants. Accounting for such options using the provisions of APB 25 and SFAS 123 are both acceptable alternatives under GAAP. Had the Company elected to adopt SFAS 123, the effect on the Company's net income and per share results would have been:

                                                   Year ended December 31,
(In thousands)                               2000           1999          1998
--------------------------------------------------------------------------------
Net income (loss):

As reported                              $  (3,856)     $   2,038     $   8,881
Pro forma                                   (3,998)         2,013         8,845

Diluted net income (loss) per share:

As reported                              $   (0.50)     $    0.24     $    0.90
Pro forma                                    (0.52)          0.23          0.90

A summary of the status of and changes in the Company's stock option plan is presented below:

                                                                Year ended December 31,
(Options in thousands)                                      2000          1999       1998
-------------------------------------------------------------------------------------------
Outstanding at beginning of year
 (average price of $7.09, $6.98, and $6.40
 in 2000, 1999, and 1998, respectively)                      307          298         313
Granted
 (average price of $7.44, $10.63, and $19.00
 per share, respectively)                                     74            9          16
Exercised
 (average price of $4.43, and $6.00
 per share, respectively)                                    (16)          --         (29)
Forfeited
 (average price of $16.38, and $15.13
 per share, respectively)                                     (6)          --          (2)
                                                        -----------------------------------
Outstanding at end of year
 (average price of $7.12, $7.09, and $6.98 per share
 in 2000, 1999, and 1998 respectively)                       359          307         298
                                                        -----------------------------------

Options exercisable at end of year                           295          298         286
                                                        -----------------------------------

Weighted average fair value of options
 granted during the year                                    $2.91        $3.29       $4.43


The following table summarizes information about stock options outstanding at December 31, 2000:

                             Options Outstanding                    Options Exercisable
                  ----------------------------------------      ---------------------------
                                                 Weighted
                     Number          Average      Weighted        Number          Weighted
                  Outstanding       Remaining      Average      Exercisable       Average
                    12/31/00       Contractual    Exercise        12/31/00        Exercise
Exercise Prices    (in 000's)      Life(Years)     Price         (in 000's)         Price
-------------------------------------------------------------------------------------------
$ 5.40- 5.99            15             0.4       $  5.42           15             $  5.42
$ 6.00- 7.60           288             4.1       $  6.30          224             $  6.00
$ 7.61- 9.50            24             2.9       $  8.64           24             $  8.64
$ 9.51- 11.40            9             4.4       $ 10.63            9             $ 10.63
$ 11.41- 15.20          14             2.4       $ 13.75           14             $ 13.75
$ 15.21- 19.00           9             3.4       $ 19.00            9             $ 19.00

Restricted Stock: The Company has awarded shares of restricted stock to certain employees. Such shares are held by the Company and released to each grantee at the rate of 20% per year provided that the grantee is still employed by the Company or its affiliates. The Company charged $120,000, $120,000 and $157,000 to compensation expense relating to these awards for the years ended 2000, 1999 and 1998, respectively. During 2000, 1999 and 1998, 6,500, 6,500, and 14,600
shares, respectively, of the restricted stock were released to the applicable employees as allowed by the provisions of the grant.

Agents' Contingent Commission Plan: The Agents' Contingent Commission Plan provides that at least 25% of the contingent commission award to the Company's agents each year will be given in stock of the Company and that stock options will be awarded as part of the contingent commission. Agents' stock awards for the 1999, 1998 and 1997 years, which were issued in May 2000, 1999 and 1998, amounted to 59,589, 42,035 and 20,437 shares, respectively. No stock options were awarded under this plan. The awards for 2000 will not be determined until May 2001.

Note 12 Commitments and Contingencies
The Company's insurance subsidiaries are subject to routine legal proceedings in connection with their property and casualty insurance business. Neither the Company nor its subsidiaries is involved in any pending or threatened legal or administrative proceedings that management believes might have a material adverse effect on the Company's financial condition or results of operations.

In 2000, the Company terminated its $25 million revolving credit facility. The Company had not borrowed from this facility since its inception in 1998.

The Company leases various computer equipment for use by its insurance subsidiaries. These leases have terms primarily expiring in less than a three-year period. Rental expense for these operating leases were $349,000, $392,000, and $379,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

At December 31, 2000, the future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year were $266,000, $210,000 and $83,000 for 2001, 2002 and 2003, respectively.

Note 13 Comprehensive Income
Under SFAS No. 130, "Comprehensive Income," the Company is required to classify items of other comprehensive income or loss by their nature in a financial statements and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the stockholders' equity section of the consolidated balance sheet. Accumulated other comprehensive (loss) income of the Company consists solely of net unrealized investment gains or losses.

The following are components of other comprehensive (loss) income:

                                                                   Year ended December 31, 2000
                                                         --------------------------------------------
                                                            Pre-Tax         Tax           Net of Tax
                                                            Amount          Expense         Amount
(In thousands)                                           --------------------------------------------
Unrealized gains on investments:
Unrealized holding gains arising during period            $  3,990         $ (1,355)        $  2,635
Less: reclassification adjustment for
  losses realized in net income                              1,331             (453)             878
                                                         --------------------------------------------
Other comprehensive income                                $  5,321         $ (1,808)        $  3,513
                                                         ============================================


                                                                   Year ended December 31, 1999
                                                         --------------------------------------------
                                                            Pre-Tax         Tax           Net of Tax
                                                            Amount          Expense         Amount
(In thousands)                                           --------------------------------------------

Unrealized losses on investments:
Unrealized holding losses arising during period           $ (9,823)        $  3,340         $ (6,483)
Less: reclassification adjustment for
  losses realized in net income                               (841)             286             (555)
                                                         --------------------------------------------
Other comprehensive loss                                  $(10,664)        $  3,626         $ (7,038)
                                                         ============================================


                                                                   Year ended December 31, 1998
                                                         --------------------------------------------
                                                            Pre-Tax         Tax           Net of Tax
                                                            Amount          Expense         Amount
(In thousands)                                           --------------------------------------------

Unrealized gains on investments:
Unrealized holding gains arising during the period        $  1,632         $   (555)        $  1,077
Less: reclassification adjustment for
  gains realized in net income                                 (18)               6              (12)
                                                         --------------------------------------------
Other comprehensive income                                $  1,614         $   (549)        $  1,065
                                                         ============================================

Note 14 Unaudited Quarterly Financial Information

(In thousands except per share data)
                                                                       2000

                                    First           Second            Third            Fourth             Total
                                 --------------------------------------------------------------------------------
Revenues                         $  23,933        $  24,923         $  24,971         $  26,745        $ 100,572
Net income (loss)                    1,583             (662)           (5,078)              301           (3,856)

Basic and diluted net
 income (loss) per share*             0.20            (0.09)            (0.67)             0.04            (0.50)





(In thousands except per share data)
                                                                       1999

                                    First           Second            Third            Fourth             Total
                                 --------------------------------------------------------------------------------

Revenues                         $  24,428        $  24,390         $  23,959         $  23,278        $  96,055
Net income (loss)                    2,209            2,197            (3,244)              876            2,038

Basic and diluted net
 income (loss) per share*             0.24             0.25             (0.38)             0.14             0.24

* The total of the quarterly income (loss) per share for each year does not agree with income (loss) per share as computed for the entire year because the impact of other potentially dilutive securities is not considered in periods (quarter or year) reflecting a net loss as the effect of inclusion in loss periods would be anti-dilutive.

Principal Officers
Penn-America Group, Inc.

Jon S. Saltzman
President and Chief Executive Officer

Joseph F. Morris
Senior Vice President and Chief Financial Officer

Garland P. Pezzuolo
Secretary and General Counsel

Principal Officers
Penn America Insurance Company and
     Penn-Star Insurance  Company

Jon S. Saltzman
President and Chief Executive Officer

John M. DiBiasi, CPCU
Executive Vice President
     Underwriting and Marketing

Thomas P. Bowie
Senior Vice President, Claims

Joseph F. Morris
Senior Vice President and
   Chief Financial Officer

J.Ransley Lennon
Vice President Information Systems

Garland P. Pezzuolo
Secretary and General Counsel

Thomas J. Cannon
Vice President, Underwriting

James J. Mack
Vice President, Treasurer and Controller



Independent Auditors

Ernst & Young
Two Commerce Square
Philadelphia, PA 19103

Consulting Actuary

Ernst & Young LLP
Two Commerce Square
Philadelphia, PA 19103

Registrar and Transfer Agency

First Union National Bank
Corporate Trust Operations
1525W. WT Harris Boulevard
Charlotte NC 28288-1153
Stockholder Inquiries: (800) 829-8432

Board of Directors
Penn-America Group, Inc

Irvin Saltzman
Chairman of the Board of Directors,
     Director, Penn Independent Corporation

Jon S. Saltzman
President and Chief Executive Officer, Penn-America Group
     Director, Penn Independent Corporation

Robert A. Lear
President and Director, Penn Independent Corporation
     Director, Dynasil Corporation of America

M.Moshe Porat, Ph.D.,CPCU
Dean, Fox School of Business and Management,
     Temple University

Jami Saltzman-Levy
Vice President and Director, Penn Independent Corporation

Charles Ellman
Retired Insurance Executive

Paul Simon
Director, Public Policy Institute, Southern Illinois University

Annual Meeting

The Annual Stockholders' Meeting will be held in the Company's home office on May 9, 2000 at 10:00 A.M.

Stockholder Relations, Form 10-K

The Company's Form 10-K has been filed with the Securities and Exchange Commission. A copy of the Form 10-K and interim reports are available to stockholders without charge from the Investor Relations Department. Telephone
(215) 443-3606 or send an E-mail request to info@pennamerica.com

Corporate Headquarters

420 South York Road
Hatboro PA 19040-3949
(215) 443-3600 voice
(215) 443-3603 facsimile
www.penn-america.com

Market and Common Stock Information

The Company's common stock trades on the New York Stock Exchange under the symbol"PNG." As of February 1, 2001 there were 190 registered holders of record and approximately 1,300 beneficial holders of record of the company's common stock. The high and low sale prices of the common stock were as follows:

                                      2000

                    Quarter             High        Low

                    First              $9.00       $6.63
                    Second              9.75        7.13
                    Third               7.88        6.88
                    Fourth              9.44        6.88

                                      1999

                    Quarter             High        Low

                    First            $ 11.44      $ 9.13
                    Second             11.06        9.44
                    Third              10.31        8.44
                    Fourth              8.44        7.13