Form 10-K, Exhibit 13
period 2001-12-31
PENN AMERICA GROUP INC
filed 2002-03-28
CIK 910110

[LOGO] Penn-America Group, Inc.

The mission of Penn-America is to
produce a superior return to
shareholders by being the first-choice
insurance carrier for a select group of
wholesale general agents who serve the
small business marketplace.

Annual Report
 2001

Stock Price
Exchange/Symbol         NYSE/PNG
Closing Price           $ 10.55
52-Week Range           $ 7.19 - $ 10.55
Market Capitalization   $ 80.7 million
Price/Book Ratio        1.00
Dividends Per Share     $ .21
Dividend Yield          2.0%

Balance Sheet
Cash And Investments    $ 188.6 million
Total Assets            $ 248.1 million
Stockholders' Equity    $ 80.4 million
Shares Outstanding      7,652,234
Book Value Per Share    $ 10.51

Operating Data
Total Revenues          $ 99.7 million
Operating Income        $ 5.7 million
Operating Income
   Per Diluted Share    $ 0.75
Net Income
   Per Diluted Share    $ 0.70
Comprehensive Income
   Per Diluted Share    $ 0.95
Net Cash Provided
   By Operations        $ 8.4 million
As of December 31, 2001

                              Book Value Per Share
                    [BAR GRAPH OMITTED see Data Points below]
                                  (In dollars)
                               1997             9.85
                               1998            10.71
                               1999            10.00
                               2000             9.77
                               2001            10.51

                    Core Commercial Gross Written Premioums*
                    [BAR GRAPH OMITTED see Data Points below]
                            (In millions of dollars)
                               1997            68.6
                               1998            69.3
                               1999            77.4
                               2000            95.5
                               2001            97.3

                    * Excludes personal and commercial
                      automobile lines of business

Penn-America Group At A Glance

Penn-America Group, Inc. (NYSE: PNG) is an insurance holding company that underwrites commercial property, general liability and commercial multi-peril insurance, for small businesses in small cities and towns, through its subsidiaries Penn-America Insurance Company and Penn-Star Insurance Company.

Penn-America distributes insurance products through a small network of about 60 wholesale general agents who live and work in the small cities and towns that the company targets. These general agents, in turn, serve the needs of more than 25,000 retail insurance brokers who represent some 60 percent of the 42,000 in the United States. This distribution system is suited ideally to the insurance requirements of small business owners for whom "getting it right" depends on the consulting relationship that only a professional insurance broker can provide.

Because this efficient distribution system is supported from a central location with only about 100 employees, Penn-America has a national reach without the costly bricks and mortar overhead typically associated with nationwide insurance distribution. Further, because the company is focused in "non-standard" (excess and surplus lines) insurance markets, it provides for the routine insurance needs of tens of thousands of small businesses at rates that are typically higher than those of standard markets. Yet the average annual $2,000 premium size makes the same market unattractive to most standard companies, which do not have distribution systems outside of major metropolitan areas.

Penn-America is traded on the New York Stock Exchange under the symbol "PNG." In 2001, the company paid quarterly dividends of $.0525. Rated A- (Excellent) by A.M. Best Company, it is located in Hatboro, Pennsylvania, a small town near Philadelphia.

[PHOTOS OMITTED]

[PHOTOS OMITTED]

[PHOTO CAPTION]

In this annual report to shareholders, five of Penn-America's employees speak about the business strategies that support the company mission shown on the front cover. They are five among more than 100 talented, dedicated people who build enduring relationships, every day, with all of Penn-America's customers. Just a few of them are pictured here.

Dear Shareholder:

In the past year, every insurance management team in the world, including this one, evaluated every aspect of its operations and strategies. When any industry goes through the chaotic change that has occurred in the insurance industry, you must challenge every assumption.

In 2001 we re-examined Penn-America at every level. In the process we re-discovered that our mission and business strategies are as sound today as they were twenty-five years ago when Penn-America was founded. It is our dogged adherence to the "old-fashioned" fundamentals of this company that produced five consecutive quarters of increased operating earnings by the end of 2001. In short, I couldn't be more enthusiastic about our present condition and prospects for the future.

There are about 100 people who work with me here. It is their focus, resolve and commitment to execute on each and every transaction that differentiate us in the end. This 2001 annual report tells the story, in the words of our agents and our employees, of the business strategies that are producing growth and profitability for Penn-America. That leaves me with the pleasure of recounting some of our collective accomplishments during 2001:

* We increased our core commercial gross written premiums, excluding the residential contractor business we exited, by 10 percent. Investment income grew by 9 percent. Comprehensive income, which includes net income and the net appreciation in the value of our investment portfolio, was $7.3 million. Shareholders' equity increased to $80.4 million and book value per share grew from $9.77 to $10.51. We made significant progress toward our goal of producing a 12 to 15 percent return on equity (ROE) over the long term;

* We restructured our Binding Authority Unit into three regional teams, each responsible for developing the relationships and franchise value with our general agents in each territory. We strengthened our growing Submit Unit, which underwrites the larger risks that fall outside our agents' binding authority, with the addition of three underwriters. Overall, our underwriters accomplished a 15 percent across the board rate increase, while successfully exiting a $12 million commercial automobile book of business and selected residential contractors;

* We also restructured our Claims Department in significant ways, including adding a new litigation unit. We have implemented faster investigation practices, have reduced the number of outside attorneys and claims adjusters we employ, have more strongly emphasized salvage and subrogation opportunities and have aligned a higher level of claim technicians with more complex and severe losses;

* The regionalization of our Underwriting Department demonstrates a core principle at Penn-America, listening to our agents. At our 25th anniversary celebration, we invited our agents to spend an entire day with us conducting an analysis of Penn-America's strengths, weaknesses, opportunities and challenges. They asked for regionalization and we delivered. It is this continuous back and forth process with our now 57 agents that accounts for their collective and individual growth in core commercial gross written premiums. With price increases still to be implemented and other steps that we and our agents are taking to strengthen franchise value, we believe that we will increase written premiums during the next several years;

* It is worth noting and celebrating the fact that we have these 57 strong, enduring agency relationships-and that all of our agents are shareholders. That very fact speaks volumes given the chaos in the industry and the difficult changes we have asked our agents to make. We continue to expand our distribution network in ways that preserve the value of our existing agents' franchises with us and expand our revenue potential in new areas of the country. In 2001 we welcomed American Management Corporation, Granite Insurance Services, Inc., Continental Special Risks, Inc., Johannes/ Stoermer Company and M.J. Kelly Company. Each was granted 100 shares of Penn-America common stock upon appointment;

* Finally, we strengthened our board of directors with the addition of two experienced insurance industry executives, one of whom is another member of the Saltzman family, my brother, Tony. He has more than 20 years of experience in the excess and surplus lines industry. Martin Sheffield, CPCU, with 29 years of property/casualty insurance background, is chief operating officer of Ward Financial Group, a management consulting firm. Since their appointments in May, all of us have benefited from their insights and contributions.

We operate in the exciting yet volatile excess and surplus lines insurance marketplace. There is no doubt that our market will continue to change. We welcome it. In this business, "change" frequently means that hundreds or thousands of the small businesses of the kind we serve have been dislocated from standard insurance markets. We thrive in the chaos this creates. We won't forget that we must shift with the markets, stay on our toes and practice the kind of responsiveness and flexibility that only small, nimble companies like ours can deliver and did deliver in 2001. We are extremely well-positioned to take advantage of the turmoil and chaos that will mark our industry in 2002.

At the end of last year, I said that 2001 would be a "put-up or shut-up" year for Penn-America. The results speak for themselves. It is always difficult for me to shut-up when I am feeling great about the company. But it's time to do so and allow our agents and employees to speak for themselves and deliver the news we believe our shareholders want most to hear: the mission and business strategies of Penn-America are sound, they are producing results and they are providing the strong foundation on which we are actively building long-term shareholder value. Our future is extraordinarily bright and we eagerly look forward to 2002 with great enthusiasm.

We appreciate the confidence you share with us in the future of Penn-America.

Sincerely,

/s/ Jon S. Saltzman

Jon S. Saltzman
President and Chief Executive Officer

Strategy #1: Small businesses in small cities and towns


[PHOTO OMITTED]

[PHOTO CAPTION]
Jackie Zimmerman
Assistant Underwriter
Underwriting Department

The company philosophy has always been to provide insurance for mainstream America. We target small entrepreneurial businesses like restaurants and merchants in small towns and suburban areas. That's where we've made our bread and butter, in places just like the town where we're located, Hatboro,
Pennsylvania. We focus on smaller risks that bring in premiums that fit our niche in the marketplace in which we do business. Our general agents market to small and rural retail brokers who don't have many options in the standard markets. We have appointed general agents who are located across the country so we are able to access these smaller businesses in all 50 states.

It's the American way. An entrepreneur starts out small in a little shop somewhere and hopes it grows and makes a little profit for her family. Hopefully we are helping small businesses to start up and keep going and making it a little better out there, helping people to achieve the American dream. If someone starts a small business and doesn't have insurance and something happens and it burns to the ground, how are they going to feed their family? Start the next business?
Build a bigger and better business?




     "The small business and small town strategy makes a lot of sense, particularly for a company the size of Penn-America. We see it day in and day out. Our average binding market premium is $2,500 to $3,000. If you can even reach an underwriter at another company, getting them to talk to you about a premium of that size just doesn't happen. It's a perfect strategy for writing the smaller business.

     You get franchise value for your agency with Penn-America as a brand name. Our retailers know that one of our main markets is Penn-America and that we are able to get things done just because of the good relationship we have. It's a meaningful relationship not just because it is warm and friendly but because we make money with them and they make money with us. They have created relationships with some very high-quality wholesale agencies across the country that are the cream of the crop in the wholesale business.

     Albuquerque is what we call 'a big small town.' You know your neighbors and what they are doing. The same small business customers keep coming back to us. I have a feel for what they do and, quite honestly, I patronize their businesses. I can count on the retail brokers to be in the same close situation, to know if it's a good business, whether it's clean and safe, whether they pay their bills or not.

     The best way to describe Penn-America is 'service, service, service.' Their service is the best in the business. The people are incredibly responsive. They actually seem to like their jobs. If we call them with a risk or ideas or a problem, we get a response back the same day. We don't have to hunt them down as we do with other carriers. It comes down to corporate culture. The employees are very satisfied and I think they feel that they are in a position to grow. At carriers of the same size, it is just a job for those people. At Penn-America, I think the people feel as if they are really a part of something."

[PHOTO OMITTED]

[PHOTO CAPTION]
Tim Neff, President
E & S Brokerage Services, Inc., Albuquerque, New Mexico

Strategy #2: Selective general agency distribution network

[PHOTO OMITTED]

[PHOTO CAPTION]
Gary Peterson, President
Chris-Leef General Agency, Inc., Shawnee Mission, Kansas

     "When Penn-America gives me a contract, gives me binding authority, I take that as a responsibility that I have to write business for them that produces a profit. As an individual I take a great deal of pride in that. Our job is to obtain as many premium dollars as we can because it increases our return as shareholders.

     We understand the local market and the local pricing better than you can in Pennsylvania. In Kansas and Missouri you are dealing with towns of only five, ten, maybe fifteen thousand people. Joe is very hesitant to sue Bob who he has to drink coffee with every morning so the legal environment is so much better. We understand that because we understand the population of the towns. For example Garden City suffered the loss of a major employer. The economy was devastated. We knew that, but the people in Pennsylvania wouldn't. When you know that the local economy is bad and you're writing small businesses, you look very carefully at what you do. We know to keep an eye on it.

     Penn-America gives me guide rates. But we can use higher rates because we know the market. I have one carrier with which I have 13 competitors in the same two states. When I have to quote something from that carrier, I have to use their rates as gospel, not as guides. If I don't sell it, somebody else will. By not having to compete against a dozen other general agents in our two-state area, Penn-America adds value to our agency from a marketing standpoint. We can write accounts with a retail broker that we might not otherwise by releasing a Penn-America quote because there are so few of us who have the ability to offer it.

     Their 57 general agents have an average tenure of about 10 years. That means they are not turning them over. One of my other carriers has only two general agents in two states. However they have appointed 26 agents in about the same time that we have been with Penn-America. They appoint and cancel because they are trying to find somebody who can produce business for them that turns a profit. Rather than screening them up-front like Penn-America does, they just appoint everybody and then cancel them when they don't work out.

     Penn-America is a company that should produce an underwriting profit and provide a return better than any other insurance company I have in my office because of their ability to deliver responsive service and to listen to me. When we talk to them, they always listen and do it if it makes business sense. They really have an ability to think outside the box. I've invested in Penn-America myself because I believe in the company, the management and the direction."




[PHOTO OMITTED]

[PHOTO CAPTION]
John Gibbons, CPCU
Regional Underwriting Manager
Underwriting Department

We purposely limit our agency distribution network to a small size and as a result we have one-half the number of agents as our nearest competitor. We set out to appoint the right agents, both geographically and professionally. They have to know their local markets and have top-notch business standards. There just isn't a very large population of general agents in this whole country who write in our small town, small business market and meet those standards. For these reasons we have practically no agency turnover.

Agents come to us by referral from existing agents or through several years of interviewing at industry events. We often have agents in the bullpen for years before we appoint them. The chemistry has to be right and the business has to be right.

Once an agent is appointed, we provide them with a lot of support -- automation support, ways to issue policies, personal communications. We talk to them, write to them, E-mail them and visit them frequently.
Our underwriters are on the phone with their underwriters every day. They call us for advice and we call them for competitive information. There's a strong personal and social bond between our underwriters and theirs and you can't fake that. That's a large contribution to the strong franchise value we provide.

I worked a lot of years at other insurance companies and I often say that I couldn't work anywhere other than Penn-America. As a flat, non-hierarchical company it's very un-political. Before I started working here everything else was just rehearsal, paying dues. This is showtime.

Strategy #3: Disciplined underwriting practices


[PHOTO OMITTED]

[PHOTO CAPTION]
Nancy Rankin, CPCU
Vice President - Underwriting
Underwriting Department

Our agents have binding authority to write business on our behalf. But we have to support and enforce adherence to our guidelines. Most important, we tailor our underwriting approach to each agent. This was the key motivation behind reorganizing our Binding Authority Unit into three regional teams during 2001.

There is a real discipline to what we do here. There are a number of things going on behind the scenes that speak to that discipline. Our technology is very important.
We receive much of our information from
agents electronically and this reduces
potential errors and increases speed.
Everything we receive electronically or on paper enters our optical imaging system, so everyone who needs to see a file has immediate access to it. We have several automated systems that enable us to confirm certain things without having to ask the agent, such as the financial condition of our insureds, sales, payroll and building values.

We also conduct agency audits. Many of these audits are done in the agents' offices. That gives us the opportunity to strengthen the personal relationships that are so important.
It goes beyond just seeing if they are
following our guidelines. There's a real collaborative, sharing process. A lot of people here make agency visits, from our CEO to underwriters. That really cements the relationships. We have known many of our agents for years. We have people ask us to arrange our visits around weekends because they are really looking forward to seeing us.

The agents working on our behalf across the nation are of really high quality. I see them and the people I work with working hard every day to get to the place we want to be. We have a clear vision and a defined mission. I see commitment every day.







     "When I started out in the early 70s agents and companies were partners. They were in it together. You always knew the company would back you up. Over the years that has gone away a great deal. Some companies act like the agents are their enemies. In the surplus lines area you still have more of that agent/company relationship and Penn-America is especially good at it. You really feel that they are there for you. You don't always feel that way with the other companies. Sometimes underwriters at other companies can be completely unreasonable and there is no talking to them about it. It is so important to have a give and take.

     Penn-America's underwriting is very cautious but at the same time they are willing to hear your reasons why a particular risk may be a good account. They are always willing to look at things and to discuss it. Discipline doesn't have to be hard and rigid all the time. You start out with your basis - this is what we are and this is what we do - but if you have something that doesn't fit these guidelines they look at it. And when they come down with a new guideline like rate increases, they will work with you. Everybody doesn't wear the same size shirt.

     The standard insurance markets operate on a set of rules and regulations and there is no varying from those. In the surplus lines market you only have guidelines by which to operate. Penn-America is more specific than some of the other E&S companies, but their underwriters are always flexible and willing to listen to a unique situation. You get to use your mind, you get to think about what you have. It may have a sharp edge on it that may not fit down in a little hole.

     They have an excellent manual and 99% of the time you can get what you want there because it is laid-out so well. Strength-ening the Submit Unit was a great idea, too. It has been a great avenue to look at the things that are slightly more risky. They have a group of people who are concentrating just on that and they are very experienced. When you have a very confident, knowledgeable, experienced underwriter, he or she may see what

[PHOTO OMITTED]

[PHOTO CAPTION]
Melanie Hosford, President
Specialty Insurance Services, Inc., Jacksonville, Florida

at first glance appears to be a risky account and then realize it is not quite so. The unit has been a great move and we have used it frequently. We have written several accounts as a result of it.

     Penn-America has laid-out its goals, they know their mission and they know what they are. At the same time, they realize that things change all the time and they are willing to look at changes while still staying true to their core integrity. They move forward without losing sight of who they are."

Strategy #4: People


[PHOTO OMITTED]

[PHOTO CAPTION]
Leonard T. LoVullo, President
LoVullo Associates, Inc., Depew, New York

     "Jon Saltzman's dad and my dad are contemporaries and the relationship goes back 30 years. This whole business is a family thing. Jon and I are the same age and we grew up together in this business. We're friends, we've been friends for years and will be for many more years.

     Insurance is an intangible product. We're selling protection. You can't feel it or touch it. So the relationship an insurance company has with its agency is critical. It has to be very close. As Penn-America's agent we have to be able to put the answer out to our customers immediately. We can't do that without a good relationship. Life is wonderful because our underwriting staff clicks with theirs and we can respond without being second-guessed by the people in Hatboro. They hire people who are flexible and courteous. Our people like dealing with them because they are responsive. You can spend millions on advertising. But if you don't walk the talk it won't do anything for you. As long as we are performing, they will trust us and give us the authority to make decisions. That's what the relationship thing is all about.

     When you work for customers in small towns, Penn-America's product lines and way of doing business work perfectly for us. Upstate New York is filled with many, many small towns and that's where our bread and butter comes from. That fits perfectly with their strategy. We come from a small town and we have a small-town mentality. Many of our people are born and raised in small towns, including the 1,000 retail brokers we do business with.

     Penn-America's best years are ahead of it, in the near future and the long-range future. They have made some tough decisions over the last 12 - 15 months that have significantly improved their bottom line and their share price."





[PHOTO OMITTED]

[PHOTO CAPTION]
Angela Furino
Senior Claims Examiner
Claims Department

Focusing on people is a very good working philosophy. Many companies forget that the whole reason for being in business is the individual customer. We are acutely aware that each and every one of our customers contributes to our success regardless of their size.

Being located in a small town we can identify more with the people at the "mom and pop" restaurant who just had a fire that shut down their business. We patronize numerous small businesses in our hometown every day. We have a good sense of how they would be affected if that were to happen to them.

Penn-America has always treated its employees as equal partners. I have worked for companies where I was nothing more than a mouthpiece and the managers decided what was to be done and my job was just to pass that on. Here, we are given more opportunities for input, more opportunity to use our own discretion, our own minds, our own thoughts to come to the proper conclusions.

This company is like a home to many of us and we take the business personally. For most of us it's a very big part of our lives; it's not just a job, not just a place to go to work. We're much more personally invested in the company than a lot of the employees of larger companies who just go to work and go home and forget about it.

We are always striving to improve, always looking for ways to make our product better, with better programs, improving customer relations. Penn-America just never stops trying to get better.

Strategy #5: Innovative technology


[PHOTO OMITTED]

[PHOTO CAPTION]
Chris Jamison
Network Systems Manager
Information Technology Department

Technology gives our company the ability to work with the data everyone needs to insure that the relationships with our agents are strong. Strong relationships allow us to provide the support the agents want and this is the contribution we make to enhance their franchise value. In very real terms, we have become consultants to our agents. Did you know that we designed 18 of our 57 agents' web sites?

Here's another example. Just two weeks ago an agent gave me a call. His computer system was having multiple problems. He walked us through his problems and we spent two days with him correcting them. Then we spent another whole day working with his technical people. We gave them complete instructions on what technical things they can do in their office to improve their computer operations.
He was extremely excited and happy. The
agencies are smaller and their primary
function is not information technology. So helping them with technology is just a natural extension of everything we do to build those relationships. We tell them that when they have a problem, they should call us before they call a support company.

Penn-America is a company that is getting stronger every day, putting its priorities in place. We are setting ourselves up to succeed because we keep out the red tape and the bureaucracy. I know what this company is building for the future and I am proud to be a part of it.




     "Penn-America's technology surpasses anything in the industry. They have really done a good job with automation, with systems like PennLink, the EZ raters, the automated forms and manuals and policy submission and issuance systems. These things have enabled us to become more efficient in our operation and we appreciate the efforts that Penn-America has put into them. It's an area that other companies don't really recognize as a service area in which they could really help their general agencies. Many companies don't have the background within the general agency business as Penn-America does because they were an outgrowth of a general agency. They understand the high value a general agent puts on service. They have defined their method of operations around the knowledge they have of our service needs.

     They have effectively addressed the areas where they interface with us and they have concentrated on those pieces that make it easy for us to do business with them. That has helped us to be more efficient within our operation and it has saved us money and time. The more electronic things are, the less paper we have to shuffle. We can look up the manual on the Internet. We don't have to find it, keep it up with pages that are mailed to us. A paper manual might be lost or I might be working at home and want to look something up with an Internet connection. The little things are the things that add up. Yet we still get pages to add to our manuals from other companies.

     One of the smart things they have done is to create a value for their franchise for us as agents. Technology is an important part of that. Timing of information is critical to our ability to manage our business and to make a profit for everyone. If we have growing loss problems in a particular line of business, the quicker we have access to that information the quicker we can react to changing prices or coverages to try to prevent future losses. Many companies that aren't as automated may take so long getting the data to us that we may not be able to react quickly enough to turn it around.

     These guys have a lot on the ball. They are doing a lot of good things. The relationships that they develop with their customers and their use of technology make them far superior to many companies."

[PHOTO OMITTED]

[PHOTO CAPTION]
Bobby Owens, President
Equity Insurance Managers, Lexington, Kentucky

Strategy #6: Strong financial results

Penn-America Group, Inc. and Subsidiaries
Selected Five Year Financial Data

                                                                        As of or for the year ended December 31,
(In thousands, except ratios and per share data)
------------------------------------------------------------------------------------------------------------------------------------
                                             2001                2000                 1999                1998                1997
------------------------------------------------------------------------------------------------------------------------------------
Operating Data
Premiums earned                          $  88,934            $  91,449           $  85,677           $  89,493           $  91,649
Net investment income                       11,339               10,454               9,537              10,763               9,218
Net realized investment
        gain (loss)                           (555)              (1,331)                841                  18               1,314
Other revenue                                                                                                                   672
                                        --------------------------------------------------------------------------------------------
        Total revenues                      99,718              100,572              96,055             100,274             102,853
Operating income (loss)                      5,717               (2,978)              1,483               8,869               8,781
Net income (loss)                            5,351               (3,856)              2,038               8,881               9,645
Comprehensive income (loss)                  7,254                 (343)             (5,000)              9,946              10,301
Diluted earnings per share:
        Operating income (loss)               0.75                (0.39)               0.17                0.90                1.07
        Net income (loss)                     0.70                (0.50)               0.24                0.90                1.17
        Comprehensive income
                (loss)                        0.95                (0.04)              (0.58)               1.01                1.25
Comprehensive return on
        average equity                         9.4%                -0.4%               -5.5%               10.0%               14.8%
Cash dividends per share                 $    0.21            $    0.21           $  0.2075           $    0.20           $    0.16
Cash flow from operations                    8,423               14,991               8,602              10,644              24,988

Insurance Performance Data
Gross written premiums                   $  98,412            $ 109,791           $  95,983           $  95,097           $ 104,694
Net written premiums                        87,123               97,250              87,036              87,829              96,561
GAAP basis:
        Loss ratio                            68.5                 82.4                73.8                62.3                63.0
        Expense ratio                         34.6                 34.0                34.5                33.9                33.2
                                        --------------------------------------------------------------------------------------------
        Combined ratio                       103.1                116.4               108.3                96.2                96.2
Statutory basis:
        Loss ratio                            68.5                 82.4                73.8                62.3                63.0
        Expense ratio                         33.6                 33.2                34.9                35.0                32.3
                                        --------------------------------------------------------------------------------------------
        Combined ratio                       102.1                115.6               108.7                97.3                95.3
Balance Sheet Data
Cash and investments                     $ 188,615            $ 178,675           $ 166,227           $ 182,866           $ 177,819
Total assets                               248,115              239,486             217,782             230,504             225,157
Total stockholders' equity                  80,391               74,051              80,618             100,630              97,307
Total stockholders'
        equity per share                     10.51                 9.77               10.00               10.71                9.85
Statutory policyholders'
        surplus                          $  64,733            $  55,531           $  69,515           $  85,358           $  83,459

Penn-America Group, Inc. and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes included therein.

General

Penn-America Group, Inc. ("PAGI") is a specialty property and casualty insurance holding company which, through its subsidiary, Penn-America Insurance Company and its subsidiary Penn-Star Insurance Company (collectively "Penn-America" or the "Company") markets and underwrites commercial property, general liability and multi-peril insurance for small businesses located primarily in small towns and suburban and rural areas. Penn-America can write business in all fifty states and the District of Columbia. The Company writes business on both an admitted and non-admitted (excess and surplus lines) basis in thirty-six states, on only an admitted basis in two states and on only a non-admitted basis in twelve states and the District of Columbia.

Penn-America's commercial insureds consist primarily of small, "Main Street" businesses including restaurants, mercantiles and non-residential service contractors. In addition, the Company has developed customized products and coverages for other small commercial insureds such as day-care facilities, fitness centers and special events. The Company believes it has benefited from a general migration of small businesses out of urban centers and into suburban and rural areas. Industry consolidation, corporate downsizing and the increased use of communications technology and personal computers, among other factors, have contributed to the high growth in the number of small businesses in these areas. The Company selects only insurance lines of business and industry segments for which it reasonably can evaluate the probability of future loss exposure. Therefore, the Company avoids high-hazard risks and high-hazard lines of business such as medical malpractice and environmental liability.

Penn-America markets its products through fifty-seven high-quality general agents, who in turn produce business through more than 25,000 retail insurance brokers located throughout the United States. The Company focuses on serving the insurance needs of small businesses in small towns and rural areas that are serviced by retail insurance brokers with limited access to larger, standard lines insurers. The Company believes that larger, standard lines insurers, which often limit their underwriting to larger policies and to certain risk classes, generally underserve these markets. Penn-America believes that its distribution network enables it to effectively access these numerous small markets at a relatively low fixed-cost through the marketing, underwriting and administrative support of its general agents. This access also is enabled by the local market knowledge and expertise of its general agents and their retail insurance brokers.

Penn-America's distribution strategy is to maintain strong relationships with a select group of high-quality general agents. The Company believes that its network comprises a smaller, higher-quality group of agents than its competitors. The Company carefully selects a limited number of general agents based on their experience and reputation and strives to preserve each agent's franchise value within its marketing territory. The Company seeks to grow with these general agents and to develop strong, long-standing relationships by providing a high level of service and support. The success of the Company's strategy is demonstrated by its strong and consistent growth. From 1992 to 2001, commercial gross written premiums grew at an 18% compound annual rate from $22.6 million to $98.4 million while the number of general agents rose from 38 to 57.

Commercial Gross Written Premiums
Per General Agent
(Same Store Sales)
                                                              Compound
                                                                Annual
(Dollars in millions)                1992           2001       Growth %
-------------------------------------------------------------------------
Commercial gross
        written premiums           $  22.6        $  98.4        18%
Number of general
        agents                          38             57         5%
Commercial gross
        written premiums
        per general agent          $   0.6        $   1.7        13%
-------------------------------------------------------------------------

Core Commercial Business

The Company underwrites its core commercial business (excluding the Company's exited commercial automobile business - see Exited Lines, below) through three underwriting units: the Binding Authority Unit, the Submit Unit and the Specialty Lines Unit.

The Binding Authority Unit accounted for approximately 88% of the Company's core commercial gross written premiums in 2001. Of this amount, approximately 85% is bound by general agents in accordance with the Company's underwriting manual. The Binding Authority Unit reviews, on a continuous basis, the new and renewal policies issued by the general agents to ensure that the Company's underwriting guidelines are followed. The Company provides its general agents with a comprehensive, regularly updated underwriting manual, which also is available online through a private intranet site called Pennlink. This manual clearly outlines the Company's risk eligibility, pricing, underwriting guidelines and policy issuance instructions. Penn-America closely monitors the underwriting quality of its business through online system edits and in-force account reviews. The Company also periodically audits each agent's office to determine if the Company's underwriting guidelines are followed in all aspects of risk selection, underwriting compliance, policy issuance and pricing. In addition to standard commissions, the Company provides strong incentives to its general agents to produce profitable business through a contingent profit commission structure that is tied directly to underwriting profitability. Payments of these contingent profit commissions have been through the issuance of shares of PAGI common stock and cash. Since 1996, the Company has awarded agents approximately 184,000 shares of PAGI common stock through its contingent profit commission structure.

The Submit Unit was formed in 1999 in response to general agents who had risks similar to the Company's risk profile but were outside of their underwriting authority. The unit provides a market to the Company's general agents for approximately fifty classes of business. One hundred percent of the business is quoted and bound by Penn-America underwriters; general agents have no binding authority for risks considered by this unit. This unit accounted for approximately 5% of core commercial gross written premiums in 2001.

The Specialty Lines Unit, which accounted for 7% of the Company's core commercial gross written premiums in 2001, creates specialized underwriting and marketing programs for individual general agents based upon specific territorial needs and opportunities. An individual general agent typically is given exclusive marketing authority for a special program subject to territorial limitations. The Company believes it can achieve superior underwriting results and expense savings on these programs. The Company continuously is developing specialized programs for certain industry segments to meet the needs of insureds in these segments. For example, Penn-America has developed programs for cargo and Alaskan dwellings. Collectively, these programs are a significant benefit to Penn-America's marketing efforts.

Exited Lines

The Company offered commercial automobile coverage from 1998 through the first quarter of 2001. In late 2000, the Company announced that it was exiting this line of business due to unsatisfactory underwriting results. No new policies have been written since the first quarter of 2001 and all policies are being non-renewed. Gross written premiums for commercial automobile business decreased to $1.1 million in 2001 from $11.5 million in 2000 and $7.0 million in 1999.

The Company exited the non-standard personal automobile business in 1999 and, as a result, gross written premiums declined to $2,000 in 2001 from $2.8 million in 2000 and $11.5 million in 1999.

Competition

The property and casualty insurance industry is highly competitive. Penn-America competes with domestic and international insurers, some of which have greater financial, marketing and management resources and experience than the Company. The Company also may compete with new market entrants in the future. Competition is based on many factors including the perceived market strength of the insurer, pricing and other terms and conditions, services provided, the speed of claims payment, the reputation and experience of the insurer and ratings assigned by independent rating organizations such as A.M. Best Company. Penn-America and Penn-Star currently have a pooled rating from A.M. Best of "A-" (Excellent).

Insurance Loss Reserves

The Company is liable directly for losses and loss adjustment expenses under the terms of the insurance policies that it writes. In many cases, several years may lapse between the occurrence of an insured loss, the reporting of the loss to the Company and the Company's payment of that loss. The Company reflects its liability for the ultimate payment of all incurred losses and loss adjustment expenses by establishing loss and loss adjustment expense reserves as balance sheet liabilities for both reported and unreported claims.

The establishment of loss and loss adjustment expense reserves requires an estimate of the ultimate liability based primarily on past experience. The Company applies a variety of traditional actuarial techniques to determine its estimate of ultimate liability. The techniques recognize, among other factors, the Company's and the industry's experience, historical trends in reserving patterns and loss payments, the pending level of unpaid claims, the cost of claim settlements, the line of business mix and the economic environment in which property and casualty insurance companies operate. Estimates continually are reviewed and, based on subsequent developments and new information, adjustments of the probable ultimate liability are included in operating results for the periods in which the adjustments are made. In general, reserves are established initially based upon the actuarial and underwriting data utilized to set pricing levels and are reviewed as additional information, including claims experience, becomes available. The establishment of loss and loss adjustment expense reserves makes no provision for the broadening of coverage by legislative action or judicial interpretation or for the extraordinary future emergence of new types of losses not sufficiently represented in the Company's historical experience, or which cannot yet be quantified. The Company regularly analyzes its reserves and reviews its pricing and reserving methodologies so that future adjustments to prior year reserves can be minimized. However, given the complexity of this process, reserves will require continual updates and the ultimate liability may be higher or lower than previously indicated.

The table below illustrates the sensitivity to a hypothetical change in the Company's net loss and loss adjustment expense reserves as of December 31, 2001. The selected scenarios are not predictions of future events, but rather illustrative of the effect that such events may have on stockholders' equity.

                                                                                                   Hypothetical
                                                                                                     Percentage
(Dollars in thousands)                          Balance of Net            Change in Net                Increase
                                                 Loss and Loss            Loss and Loss           (Decrease) in
Hypothetical Change in Net Loss                     Adjustment               Adjustment           Stockholders'
  and Loss Adjustment Expense Reserve         Expense Reserves          Expense Reserve                  Equity
-------------------------------------------------------------------------------------------------------------------
3% increase                                           $ 96,867                 $  2,821                    (2.3)%
2% increase                                             95,927                    1,881                    (1.5)
1% increase                                             94,986                      940                    (0.8)
No change                                               94,046                       --                      --
1% decrease                                             93,106                     (940)                    0.8
2% decrease                                             92,165                   (1,881)                    1.5
3% decrease                                             91,225                   (2,821)                    2.3
-------------------------------------------------------------------------------------------------------------------

Reinsurance

The Company purchases reinsurance in order to lower its retention for individual risks, enable it to underwrite policies with higher limits of liability and to protect against catastrophic losses. Reinsurance does not discharge the Company from its primary liability for the full amount of insured claims. The Company carefully examines the financial condition of its reinsurers and places its coverage only with financially sound companies.

The Company has a multiple-line excess-of-loss reinsurance treaty currently in place that provides the following reinsurance coverage:

Line of Business        Company Policy Limit            Reinsurance Coverage / Company Retention
-------------------------------------------------------------------------------------------------------------------
Property                $2.0 million per risk           $1.7 million per risk in excess of $300,000 per risk
Commercial automobile   $1.0 million per occurrence     $750,000 per occurrence in excess of $250,000
                                                        per occurrence
General liability       $3.0 million per occurrence     $2.5 million per occurrence in excess of $500,000
                                                        per occurrence
-------------------------------------------------------------------------------------------------------------------

Umbrella liability coverages are provided up to $5.0 million per occurrence and are reinsured for 90% of policy limits up to $1.0 million per occurrence and 100% of policy limits to $4.0 million in excess of $1.0 million per occurrence.

The Company may write individual policies with limits of liability greater than the aforementioned Company policy limits. These limits of liability are 100% reinsured on a facultative reinsurance basis.

The Company maintains a catastrophic loss reinsurance program, the terms of which provide for 100% retention of the first $1.0 million per occurrence, reinsurance of 90.0% of $1.0 million per occurrence in excess of $1.0 million per occurrence and reinsurance of 100% of $23.0 million per occurrence in excess of $2.0 million per occurrence.

Results of Operations

Year ended December 31, 2001 compared with year ended December 31, 2000

Gross written premiums decreased 10.4% to $98.4 million for the year ended December 31, 2001 from $109.8 million for the year ended December 31, 2000. The decrease was due to the decline of $13.2 million in gross written premiums for the exited commercial and non-standard personal automobile lines. Core commercial gross written premiums increased 1.9% in 2001 to $97.3 million from $95.5 million in the prior year. This increase is attributable mainly to rate increases implemented during the year as well as growth in new business, which were offset partially by a decline in the renewal ratio due to the Company's decision to exit the residential contractors industry segment.

Net written premiums decreased 10.4% to $87.1 million for the year ended December 31, 2001 from $97.3 million for the year ended December 31, 2000. This decline is consistent with the drop in gross written premiums. Net premiums earned decreased 2.8% to $88.9 million for the year ended December 31, 2001 from $91.5 million for the year ended December 31, 2000.

Net investment income increased 8.5% to $11.3 million for the year ended December 31, 2001 from $10.5 million for the year ended December 31, 2000. The increase resulted principally from an increase in the investment yield of the fixed-income investment portfolio and the growth in invested assets, partially offset by a decline in interest rates on overnight cash balances.

Net realized investment loss for the year ended December 31, 2001 was $0.6 million as compared with $1.3 million for the year ended December 31, 2000. Net realized investment loss for the year ended December 31, 2001 included an other-than-temporary impairment on the Company's equity investments of $0.6 million.

Losses and loss adjustment expenses decreased 19.2% to $60.9 million in 2001 as compared with $75.4 million in 2000. The 2000 operating results included strengthening of prior year loss reserves of $9.2. This prior year reserve increase related principally to the commercial automobile liability, CMP liability and other liability lines of business.

The September 11, 2001 tragedies in New York, Washington and Pennsylvania resulted in no property or casualty losses to the Company.

Amortization of deferred acquisition costs decreased 9.9% to $22.7 million for the year ended December 31, 2001 from $25.2 million for the year ended December 31, 2000. The decrease is due to lower commission rates to general agents that were implemented in the third quarter of 2000 and lower premium taxes as a result of the Company writing a larger portion of its business in its non-admitted company. Also contributing to the decrease were lower commissions related to the exited lines of business. Non-standard personal automobile commission rates were higher than commercial rates.

Other underwriting and corporate expenses increased 29.2% to $8.6 million for the year ended December 31, 2001 from $6.6 million for the year ended December 31, 2000. This increase was due to the recording of additional expenses related to guarantee fund assessments and an increase in the allowance for doubtful accounts. Costs related to audits of assureds' records and salary expenses also were higher in 2001 than in the prior year.

The GAAP combined ratio decreased to 103.1 for the year ended December 31, 2001 compared with 116.4 for the year ended December 31, 2000. The loss ratio decreased to 68.5 for the year ended December 31, 2001 from 82.4 for the year ended December 31, 2000. As noted above, 2000 operating results included the strengthening of prior year loss reserves by $9.2 million. This strengthening added approximately 10.0 points to the 2000 loss and combined ratios. The GAAP expense ratio for the year ended December 31, 2001, which compris-es amortization of deferred policy acquisition costs and other underwriting expenses, increased slightly to 34.6 from 34.0 for the year ended December 31, 2000.

As a result of the factors described above, the Company's operating income, before net realized investment loss, for the year ended December 31, 2001 increased to $5.7 million or $0.75 per share (basic and diluted) compared with an operating loss, before net realized investment loss, of $3.0 million or $0.39 per share (basic and diluted) for the year ended December 31, 2000.

Net income for the year ended December 31, 2001 was $5.4 million or $0.70 per share (basic and diluted) as compared with a net loss of $3.9 million or $0.50 per share (basic and diluted) for the year ended December 31, 2000.

Results of Operations

Year ended December 31, 2000 compared with year ended December 31, 1999

Gross written premiums increased 14.4% to $109.8 million for the year ended December 31, 2000 from $96.0 million for the year ended December 31, 1999. This increase resulted from a 26.7% increase in commercial lines gross written premiums to $107.0 million, partially offset by a 75.8% decline in gross written premiums for the non-standard personal automobile lines of business to $2.8 million.

Net written premiums increased 11.7% to $97.3 million for the year ended December 31, 2000 from $87.0 million for the year ended December 31, 1999. During the same period, net premiums earned increased 6.7% to $91.5 from $85.7 million. The increase in net premiums earned corresponds to the increase in gross and net written premiums.

Net investment income increased 9.6% to $10.5 million for the year ended December 31, 2000 from $9.5 million for the year ended December 31, 1999. The increase resulted principally from an increase in yields on fixed-income investments and an increase in cash flows from operations due principally to the growth in written premiums and a reduction in paid losses.

Net realized investment loss for the year ended December 31, 2000 was $1.3 million as compared with a net realized investment gain of $0.8 million for the year ended December 31, 1999. Realized investment losses were generated in 2000 due to the Company's decision to sell selected securities and reinvest the proceeds into higher-yielding securities.

Losses and loss adjustment expenses increased 19.3% to $75.4 million in 2000 as compared with $63.2 million in 1999. The 2000 operating results included strengthening of prior year loss reserves of $9.2 million relating principally to the Company's commercial automobile liability, CMP liability and other liability lines of business. Operating results in 1999 included adverse loss development of $8.4 million in the Company's discontinued non-standard personal automobile, other liability and property lines of business. Property results in 1999 also were affected by losses related to Hurricanes Floyd and Irene and other windstorm damage.

Amortization of deferred acquisition costs increased 1.7% to $25.2 million for the year ended December 31, 2000 from $24.8 million for the year ended December 31, 1999. The increase was attributable primarily to the growth in commercial gross written premiums.

Other underwriting and corporate expenses increased 10.0% to $6.6 million for the year ended December 31, 2000 from $6.0 million for the year ended December 31, 1999.

The GAAP combined ratio increased to 116.4 for the year ended December 31, 2000 compared with 108.3 for the year ended December 31, 1999. The loss ratio increased to 82.4 for the year ended December 31, 2000 from 73.8 for the year ended December 31, 1999. The GAAP expense ratio decreased to 34.0 for the year ended December 31, 2000 from 34.5 for the year ended December 31, 1999.

As a result of the factors described above, the Company's operating loss, before net realized investment loss, for the year ended December 31, 2000 was $3.0 million or $0.39 per share (basic and diluted) compared with operating income, before net realized investment gain, of $1.5 million or $0.17 per share (basic and diluted) for the year ended December 31, 1999.

Net loss for the year ended December 31, 2000 was $3.9 million or $0.50 per share (basic and diluted) as compared with net income of $2.0 million or $0.24 per share (basic and diluted) for the year ended December 31, 1999.

                   Net Cash Provided by Operating Activities

                    [BAR GRAPH OMITTED see data points below]


                               Dollars in millions

                               1997    25.0
                               1998    10.6
                               1999     8.6
                               2000    15.0
                               2002     8.4


Liquidity and Capital Resources

PAGI is a holding company, the principal asset of which is the common stock of Penn-America. The principal source of cash for the payment of dividends to PAGI's stockholders, PAGI operating expenses and the repurchase of PAGI common stock is dividends from Penn-America. Penn-America's principal sources of funds are underwriting operations, investment income and proceeds from sales and redemptions of investments. Funds are used by Penn-America and Penn-Star principally to pay claims and operating expenses, to purchase investments and to make dividend payments to PAGI.

The Company's insurance subsidiaries are restricted by statute as to the amount of dividends that they may pay without the prior approval of regulatory authorities. Penn-America may pay dividends to PAGI without advance regulatory approval only from unassigned surplus and only to the extent that all dividends in the past twelve months do not exceed the greater of 10% of total statutory surplus, or statutory net income for the prior year. Using these criteria, the available ordinary dividend for 2002 is $6,473,325. Ordinary dividends paid by Penn-America to PAGI in 2001 were $1.6 million. No ordinary dividends were paid to PAGI in 2000. Rather, after receiving approval from the Pennsylvania Insurance Department, Penn-America paid a $6.4 million return of capital to PAGI in 2000, which PAGI used to repurchase common stock and to pay common stock dividends and PAGI operating expenses.

Penn-America and Penn-Star are required by law to maintain a certain minimum level of policyholders' surplus on a statutory basis. The National Association of Insurance Commissioners adopted risk-based capital standards designed to identify property and casualty insurers that may be inadequately capitalized based on inherent risks of each insurer's assets and liabilities and its mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action. Based on the currently adopted standards, Penn-America's and Penn-Star's capital and surplus are in excess of the prescribed risk-based capital requirements as of December 31, 2001.

Net cash provided by operating activities decreased to $8.4 million for the year ended December 31, 2001 from $15.0 million for the year ended December 31, 2000. The decrease in net cash provided by operations resulted principally from the decrease in net written premiums during 2001, partially offset by a decrease in paid losses. Net cash used by investing activities was $5.5 million for the year ended December 31, 2001, compared with $9.1 million for the year ended December 31, 2000.

Net cash used by financing activities was $1.2 million for the year ended December 31, 2001 as compared with $6.5 million for the same period in 2000. In 2000, $4.7 million was used by the Company to repurchase 572,425 shares of PAGI common stock through a stock buy-back program, which was discontinued in the third quarter of 2000.

The Company seeks to maintain a sufficient level of liquidity from operations, investing and financing activities to meet its anticipated insurance obligations and operating and capital expenditure needs. The Company's investment strategy emphasizes quality, liquidity and diversification, as well as total return. With respect to liquidity the Company considers liability durations, specifically related to loss reserves, when determining desired investment maturities. In addition, maturities have been staggered to produce cash flows for loss payments and reinvestment opportunities. At December 31, 2001, the Company held a total of $188.6 million in cash and investments. Of this amount, $15.1 million was

                         Cash and Investments Portfolio Mix
                         [PIE CHART OMITTED]
                         Fixed income            80%
                         Cash and short-term      7%
                         Non-redeemable
                          preferred stock         9%
                         Common stock             4%



                         Quality of Fixed-Income Portfolio
                         [PIE CHART OMITTED]
                         AAA                    50%
                         AA                     18%
                         A                      25%
                         BBB                     6%
                         Below BBB               1%



classified as held-to-maturity. Approximately $14.1 million of investments classified as held-to-maturity will mature in 2002. Upon maturity, the Company intends to reinvest the proceeds in fixed-income securities classified as available for sale. As of December 31, 2001, cash represented $13.1 million, equity securities represented $25.1 million, and fixed maturities classified as available-for-sale represented $135.3 million.

The Company's fixed-income portfolio of $150.4 million represents 79.7% of the carrying value of the total of cash and investments as of December 31, 2001. Approximately 93% of these securities were rated "A" or better by Standard & Poor's or Moody's. Equity securities, the majority of which consist of preferred stocks, represented $25.1 million or 14.3% of total invested assets as of December 31, 2001.

As of December 31, 2001, the investment portfolio contained $48.8 million of mortgage-backed, asset-backed and collateralized mortgage obligations. All of these securities were "AA-"-rated or better and 75% were "AAA"-rated by Standard & Poor's or Moody's. These securities were publicly traded and had market values obtained from an independent pricing service. Changes in estimated cash flows due to changes in prepayment assumptions from the original purchase assumptions are revised based on current interest rates and the economic environment. The Company had no derivative financial instruments, real estate or mortgages in its investment portfolio as of December 31, 2001.

The Company regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual securities. The Company considers many factors in determining if an other-than-temporary impairment exists, including the length of time and extent to which the market value of the security has been less than cost, the financial condition and near-term prospects of the issuer of the security and the ability and willingness of the Company to hold the security until the market value is expected to recover.

Market Risk

Market risk is the potential economic loss principally arising from adverse changes in the market value of financial instruments.

The major components of market risk affecting the Company are interest rate risk and equity price risk.

Interest Rate Risk

The Company had fixed-income and preferred stock investments with a market value of $167.7 million at December 31, 2001 that are subject to interest rate risk. The Company manages its exposure to interest rate risk through a disciplined asset/liability matching and capital management process. In the management of this risk, the characteristics of duration, credit and variability of cash flows are critical elements. These risks constantly are assessed and balanced within the context of the liability and capital position of the Company.

The table below summarizes the Company's interest rate risk. The table illustrates the sensitivity of the market value of fixed-income and preferred stock investments to selected hypothetical changes in interest rates as of December 31, 2001. The selected scenarios are not predictions of future events, but rather illustrative of the effect that such events may have on the market value of the fixed-income and preferred stock portfolio and stockholders' equity.

                                               Estimated Market                               Hypothetical Percentage
                                                Value of Fixed-                                Increase (Decrease) in
(Dollars in thousands)                               Income and           Estimated        ------------------------------
                                                Preferred Stock           Change in                         Stockholders'
Hypothetical Change in Interest Rates               Investments        Market Value         Market Value       Equity
------------------------------------------------------------------------------------------------------------------------------
200 basis point increase                              $ 153,680          $ (14,062)             (8.4)%         (11.4)%
100 basis point increase                                160,460             (7,282)             (4.3)           (5.9)
No change                                               167,742                 --                --              --
100 basis point decrease                                175,463              7,721               4.6             6.3
200 basis point decrease                                183,532             15,790               9.4            12.8
------------------------------------------------------------------------------------------------------------------------------

Equity Price Risk

Equity price risk is the underlying exposure of the Company to an economic loss from the decline of common stock prices. The Company's common equity portfolio was $8.0 million at December 31, 2001.

The Company attempts to mitigate equity price risk to its common stock portfolio by investing exclusively in exchange-traded funds ("ETFs"). ETFs are securities that represent an interest in a trust that owns and holds a basket of common stocks that replicate a major market index (such as the S&P 500 or the Dow Jones Industrial Average) or a portion of a major market index (such as the Value Component of the S&P). Since these securities represent an interest in the equity capital markets as a whole, or a sub-sector thereof, they are a diversified, index-based exposure to common stocks. As such, the value of these ETFs will be determined by the performance of the equity capital markets in general or of a particular sub-sector and reduces equity price risk to a single issuer of stock.

The table below summarizes the Company's common equity price risk. The table illustrates the sensitivity of the market value of common stock investments to selected hypothetical changes in market prices as of December 31, 2001. The selected scenarios are not predictions of future events, but rather illustrative of the effect that such events may have on the fair value of the common stock investment portfolio and stockholders' equity.

                                                                                           Hypothetical
                                                                                             Percentage
                                                                                               Increase
(Dollars in thousands)                               Estimated Market        Estimated    (Decrease) in
                                                      Value of Common        Change in    Shareholders'
Hypothetical Change in Market Price                Equity Investments     Market Value           Equity
----------------------------------------------------------------------------------------------------------
20% price increase                                           $  9,572         $  1,595             1.3%
10% price increase                                              8,775              798             0.7
No change                                                       7,977               --              --
10% price decrease                                              7,179             (798)           (0.7)
20% price decrease                                              6,382           (1,595)           (1.3)
----------------------------------------------------------------------------------------------------------

Impact of Inflation
Inflation can have a significant impact on property and casualty insurers because premium rates are established before the amounts of losses and loss adjustment expenses are known. The Company attempts to anticipate increases from inflation in establishing rates, subject to limitations imposed for competitive pricing. The Company also considers inflation when estimating liabilities for losses and loss adjustment expenses, particularly for claims having a long period between occurrence and settlement. The liabilities for losses and loss adjustment expenses are management's best estimates of the ultimate net cost of underlying claims and expenses and are not discounted for the time value of money. In times of high inflation, the normally higher yields on investments may be offset partially by higher claims and expenses.

Cautionary Statements
Certain information included in Management's Discussion and Analysis and elsewhere in this annual report are not historical facts but are forward-looking statements including, but not limited to, such matters as anticipated financial performance, business prospects, technological developments, new and existing products, expectations for market segment growth and similar matters. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following cautionary remarks regarding important factors which, among others, could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, results of the Company's business and the other matters referred to above include, but are not limited to: (1) changes in the business environment in which the Company operates, including inflation and interest rates; (2) changes in taxes, governmental laws and regulations; (3) competitive product and pricing activity; and (4) difficulties of managing growth profitably. For additional disclosure regarding potential risk factors, please refer to the Company's 2001 10-K and other documents filed with the Securities and Exchange Commission.

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

The Company engages Ernst & Young, LLP as independent auditors to audit its financial statements and express their opinion thereon. They have full access to each member of management in conducting their audits. Such audits are conducted in accordance with auditing standards generally accepted in the United States and include a review and evaluation of the system of internal accounting controls, tests of the accounting records and other auditing procedures they consider necessary to express their opinion on the consolidated financial statements.

The Audit Committee of the board of directors comprises outside directors and is responsible for over-seeing and monitoring the quality of the Company's accounting practices and internal controls. Management, and the independent auditors meet periodically with the Committee to review the accounting practices employed by the Company and to discuss auditing, internal control, financial reporting matters and any other matters they believe should be brought to the Committee's attention. The independent auditors have unrestricted access to the Audit Committee, without members of management present. The Committee also reviews Ernst & Young's statement regarding its independence.



Jon S. Saltzman             Joseph F. Morris               John A. Smith
President and               Senior Vice President,         Vice President and
Chief Executive Officer     Chief Financial Officer        Controller
                            and Treasurer

Report of Independent Auditors

The Board of Directors
Penn-America Group, Inc.

We have audited the accompanying consolidated balance sheets of Penn-America Group, Inc. (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Penn-America Group, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for the three years then ended in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
January 18, 2002

Penn-America Group, Inc. and Subsidiaries
Consolidated Balance Sheets

                                                                                              December 31,
                                                                                    -----------------------------------
(In thousands, except per share data)                                                     2001               2000
-----------------------------------------------------------------------------------------------------------------------
Assets
Investments:
  Fixed maturities:
     Available for sale, at fair value (amortized cost 2001, $130,976;
             2000, $123,873)                                                          $ 135,253           $ 125,477
     Held to maturity, at amortized cost (fair value 2001, $15,317;
             2000, $17,441)                                                              15,084              17,282
  Equity securities, at fair value (cost 2001, $27,770; 2000, $27,324)                   25,149              24,491
                                                                                    -----------------------------------
     Total investments                                                                  175,486             167,250
Cash                                                                                     13,129              11,425
Accrued investment income                                                                 2,199               2,181
Premiums receivable (net of allowances of $972 in 2001 and $422 in 2000)                 12,285               9,695
Reinsurance recoverable                                                                  25,804              24,447
Prepaid reinsurance premiums                                                              4,241               4,635
Deferred policy acquisition costs                                                         9,083              10,317
Capital lease                                                                             1,666               1,753
Deferred income taxes                                                                     3,790               4,272
Income tax recoverable                                                                       66               2,982
Other assets                                                                                366                 529
                                                                                    -----------------------------------
     Total assets                                                                     $ 248,115           $ 239,486
                                                                                    ===================================

Liabilities and Stockholders' Equity
Liabilities:
  Unpaid losses and loss adjustment expenses                                          $ 119,598           $ 115,314
  Unearned premiums                                                                      41,034              43,239
  Accounts payable and accrued expenses                                                   3,800               2,353
  Capitalized lease obligation                                                            1,570               1,701
  Other liabilities                                                                       1,722               2,828
                                                                                    -----------------------------------
     Total liabilities                                                                  167,724             165,435
                                                                                    -----------------------------------

Stockholders' equity:
  Preferred stock, $.01 par value; authorized 2,000,000 shares;
     None issued                                                                             --                  --
  Common stock, $.01 par value; authorized 20,000,000 shares;
     issued 2001 and 2000, 10,152,234 and 10,076,025 shares, respectively;
     outstanding 2001 and 2000, 7,652,234 and 7,576,025 shares, respectively                101                 101
  Additional paid-in capital                                                             70,786              70,164
  Accumulated other comprehensive income (loss)                                           1,092                (811)
  Retained earnings                                                                      33,334              29,583
  Treasury stock, 2,500,000 shares, at cost                                             (24,161)            (24,161)
  Officers' stock loans                                                                    (629)               (546)
  Unearned compensation from restricted stock awards                                       (132)               (279)
                                                                                    -----------------------------------
     Total stockholders' equity                                                          80,391              74,051
                                                                                    -----------------------------------
     Total liabilities and stockholders' equity                                       $ 248,115           $ 239,486
                                                                                    ===================================

See accompanying notes to Consolidated Financial Statements.

Penn-America Group, Inc. and Subsidiaries
Consolidated Statements of Operations

                                                                           Year ended December 31,
                                                         -----------------------------------------------------------
(In thousands, except per share data)                            2001                 2000                  1999
--------------------------------------------------------------------------------------------------------------------
Revenues
Premiums earned                                            $    88,934           $    91,449           $    85,677
Net investment income                                           11,339                10,454                 9,537
Net realized investment gain (loss)                               (555)               (1,331)                  841
                                                         -----------------------------------------------------------
        Total revenues                                          99,718               100,572                96,055
                                                         -----------------------------------------------------------

Losses and expenses
Losses and loss adjustment expenses                             60,921                75,378                63,187
Amortization of deferred policy acquisition costs               22,715                25,219                24,802
Other underwriting expenses                                      8,030                 5,850                 4,733
Corporate expenses                                                 548                   791                 1,306
Interest expense                                                   160                   161                   145
                                                         -----------------------------------------------------------
        Total losses and expenses                               92,374               107,399                94,173
                                                         -----------------------------------------------------------

Income (loss) before income tax                                  7,344                (6,827)                1,882
Income tax expense (benefit)                                     1,993                (2,971)                 (156)
                                                         -----------------------------------------------------------

Net income (loss)                                          $     5,351           $    (3,856)          $     2,038
                                                         -----------------------------------------------------------

Net income (loss) per share
        Basic                                              $      0.70           $     (0.50)          $      0.24
        Diluted                                            $      0.70           $     (0.50)          $      0.24

Weighted average shares outstanding
        Basic                                                7,613,475             7,679,312             8,591,767
        Diluted                                              7,667,802             7,679,312             8,657,735


See accompanying notes to Consolidated Financial Statements.

Penn-America Group, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

                                                                                                               Unearned
                                                               Accumulated                                   Compensation     Total
                                                Additional           Other                        Officers'      From         Stock-
                                         Common    Paid-In   Comprehensive    Retained  Treasury     Stock     Restricted   holders'
(In thousands, except per share amounts)  Stock    Capital    Income (Loss)   Earnings     Stock     Loans   Stock Awards    Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                $99    $69,035          $2,714     $34,779   $(5,643)      $ 0        $(354)   $100,630
Net income                                   --         --              --       2,038        --        --           --       2,038
Other comprehensive loss:
        Unrealized loss on investments,
        net of tax and reclassification
        adjustment                           --         --          (7,038)         --        --        --           --      (7,038)
                                                                                                                           ---------
Comprehensive loss                                                                                                           (5,000)
                                                                                                                           ---------
Issuance of common stock                      1        556              --          --        --        --           --         557
Unearned compensation from
         restricted stock awards issued      --         --              --          --        --        --          (91)        (91)
Amortization of compensation
        expense from restricted stock
        awards issued                        --         --              --          --        --        --          120         120
Cash dividends paid
        ($ 0.2075 per share)                 --         --              --      (1,767)       --        --           --      (1,767)
Purchase of treasury stock, at cost          --         --              --          --   (13,831)       --           --     (13,831)
                                        --------------------------------------------------------------------------------------------
Balance at December 31, 1999               $100    $69,591        $ (4,324)   $ 35,050  $(19,474)      $ 0        $(325)   $ 80,618
                                        --------------------------------------------------------------------------------------------
Net loss                                     --         --              --      (3,856)       --        --           --      (3,856)
Other comprehensive income:
        Unrealized gain on investments,
        net of tax and reclassification
        adjustment                           --         --           3,513          --        --        --           --       3,513
                                                                                                                           ---------
Comprehensive loss                                                                                                             (343)
                                                                                                                           ---------
Issuance of common stock                      1        573              --          --        --        --           --         574
Officers' stock loans                        --         --              --          --        --      (546)          --        (546)
Unearned compensation from
        restricted stock awards issued       --         --              --          --        --        --          (74)        (74)
Amortization of compensation
        expense from restricted stock
        awards issued                        --         --              --          --        --        --          120         120
Cash dividends paid
         ($ 0.21 per share)                  --         --              --      (1,611)       --        --           --      (1,611)
Purchase of treasury stock, at cost          --         --              --          --    (4,687)       --           --      (4,687)
                                        --------------------------------------------------------------------------------------------
Balance at December 31,2000                $101    $70,164           $(811)    $29,583  $(24,161)    $(546)       $(279)    $74,051
                                        --------------------------------------------------------------------------------------------
Net income                                   --         --              --       5,351        --        --           --       5,351
Other comprehensive income:
        Unrealized gain on investments,
        net of tax and reclassification
        adjustment                           --         --           1,903          --        --        --           --       1,903
                                                                                                                           ---------
Comprehensive income                                                                                                          7,254
                                                                                                                           ---------
Issuance of common stock                     --        622              --          --        --        --           --         622
Officers' stock loans                        --         --              --          --        --       (83)          --         (83)
Forfeiture of restricted stock awards                                                                                32          32
Amortization of compensation
        expense from restricted stock
        awards issued                        --         --              --          --        --        --          115         115
Cash dividends paid
        ($ 0.21 per share)                   --         --              --      (1,600)       --        --           --      (1,600)
                                        --------------------------------------------------------------------------------------------
Balance at December 31, 2001              $ 101   $ 70,786         $ 1,092    $ 33,334  $(24,161)   $ (629)       $(132)   $ 80,391
                                        ============================================================================================

See accompanying notes to Consolidated Financial Statements.

Penn-America Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

                                                                                                Year ended December 31,
                                                                                  -------------------------------------------------
(In thousands)                                                                        2001               2000               1999
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
        Net income (loss)                                                          $  5,351           $  (3,856)         $  2,038
        Adjustments to reconcile net income (loss) to
                net cash provided by operating activities:
                        Bond amortization (accretion) and
                                depreciation expense, net                                (5)               393                493
                        Net realized investment loss (gain)                             555              1,331               (841)
                        Deferred income tax benefit                                    (499)              (594)              (263)
                        Net (increase) decrease in premiums receivable,
                                prepaid reinsurance premiums and
                                unearned premiums                                    (4,401)             5,087              2,727
                        Net increase in unpaid losses and loss adjustment
                                expenses and reinsurance recoverable                  2,927             15,432              5,264
                        Accrued investment income                                       (18)              (216)               (94)
                        Deferred policy acquisition costs                             1,234             (1,011)              (578)
                        Income tax recoverable                                        2,915             (1,330)              (768)
                        Other assets                                                     23               (134)               (64)
                        Accounts payable and accrued expenses                         1,447                598                576
                        Other liabilities                                            (1,106)              (709)               112
                                                                                  -------------------------------------------------
                                Net cash provided by operating activities             8,423             14,991              8,602
                                                                                  -------------------------------------------------

Cash flows from investing activities:
        Purchases of equity securities                                               (4,162)           (10,405)            (8,320)
        Purchases of fixed maturities available for sale                            (28,672)           (87,573)           (38,521)
        Purchases of fixed maturities held to maturity                                   --             (9,974)            (2,785)
        Proceeds from sales of equity securities                                      3,146             11,202              4,462
        Proceeds from sales and maturities of fixed maturities
                available for sale                                                   21,911             78,154             25,995
        Proceeds from maturities and calls of fixed maturities
                held to maturity                                                      2,250              9,000             13,256
        Change in short-term investments                                                 --                449                548
                                                                                  -------------------------------------------------
                                Net cash used by investing activities                (5,527)            (9,147)            (5,365)
                                                                                  -------------------------------------------------

Cash flows from financing activities:
        Issuance of common stock                                                        622                500                465
        Purchase of treasury stock                                                       --             (4,687)           (13,831)
        Officers' stock loans                                                           (83)              (546)                --
        Principal payments on capital lease obligations                                (131)              (120)              (136)
        Dividends paid                                                               (1,600)            (1,611)            (1,767)
                                                                                  -------------------------------------------------
                                Net cash used by financing activities                (1,192)            (6,464)           (15,269)
                                                                                  -------------------------------------------------

Increase (decrease) in cash                                                           1,704               (620)           (12,032)
Cash, beginning of period                                                            11,425             12,045             24,077
                                                                                  -------------------------------------------------
Cash, end of period                                                                $ 13,129           $ 11,425           $ 12,045
                                                                                  -------------------------------------------------

Supplemental disclosure of cash flow information:
                Interest paid                                                      $    160           $    161           $    145
                Taxes (recovered) paid                                                 (492)              (950)               875

See accompanying notes to Consolidated Financial Statements.

Penn-America Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Basis of Presentation and Description of Business

Penn-America Group, Inc. ("PAGI") is an insurance holding company. Penn Independent Corporation ("Penn Independent") owned approximately 40% of the outstanding common stock of PAGI at December 31, 2001. The accompanying financial statements include the accounts of PAGI and its wholly owned subsidiary, Penn-America Insurance Company ("Penn-America") and its wholly owned subsidiary Penn-Star Insurance Company ("Penn-Star"), (collectively the "Company"). All significant inter-company accounts and transactions have been eliminated in consolidation. These financial statements are prepared in conformity with accounting principles generally accepted in the United States, which differ in some respects from those required by insurance regulatory authorities.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company underwrites commercial property, general liability and multi-peril insurance for small businesses located primarily in small towns and suburban and rural areas. The Company can write business in all fifty states and the District of Columbia. The Company writes business on both an admitted and non-admitted basis in thirty-six states, on only an admitted basis in two states and on only a non-admitted basis in twelve states and the District of Columbia.

Revenue Recognition

Premiums written are recognized as earned ratably over the terms of the respective policies and include estimates for premiums earned but not yet billed. Unearned premiums represent the portion of premiums written applicable to the unexpired terms of policies in force and are calculated on a semi-monthly pro-rata basis.

Valuation of Premiums Receivable

The Company evaluates the collectibility of premiums receivable based on a combination of factors. In circumstances in which the Company is aware of a specific customer's inability to meet its financial obligations to the Company, a specific reserve for bad debts against amounts due is recorded to reduce the net receivable to the amount reasonably believed to be collectible. No such instances occurred in 2001. For all remaining balances, reserves are recognized for bad debts based on the length of time the receivables are past due based on historical statistics.

Investments

At the time of purchase of fixed-maturity investments, management makes a determination as to the investment classification ("Available for Sale" or "Held to Maturity"). Factors taken into consideration by management in determining the appropriate investment category are: maturity, yield, cash flow requirements and anticipated changes in interest rates. Fixed maturities classified as "Available for Sale" are carried at fair value with unrealized investment gains or losses, net of deferred income taxes, included as a separate component of accumulated other comprehensive income in stockholders' equity. "Held to Maturity" investments are carried at amortized cost.

Investments in fixed-maturity securities are adjusted for amortization of premium and accretion of discounts to maturity date using the interest method. Interest income is recognized on the accrual basis.

The amortized cost of mortgage-backed and asset-backed securities is calculated using the interest method including consideration of anticipated prepayments at the date of purchase. Significant changes in estimated cash flows from the original assumptions are accounted for using the composite method.

Equity securities are carried at fair value with the change in unrealized investment gains or losses, net of deferred income taxes, included as a separate component of accumulated other comprehensive income in stockholders' equity.

Realized gains or losses represent the difference between the book value of securities sold and the proceeds realized upon sale. The cost of securities is adjusted where appropriate to include a provision for a decline in value that is considered to be other-than-temporary. The Company uses the specific identification method to determine the cost of securities sold. Realized gains or losses, including any provision for other-than-temporary declines in value, are included in the statement of operations.

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

Losses and Loss Adjustment Expenses

The liability for losses and loss adjustment expenses represents estimates of amounts needed to pay reported and unreported claims and related expenses. These estimates are based on certain actuarial and other assumptions related to the ultimate cost to pay such claims. All estimates are reviewed periodically and as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined.

Fair Values of Financial Instruments

The Company uses the following methods or assumptions in determining fair values:

Investment Securities: Fair values are based on quoted market prices or on quoted market prices of comparable instruments or values obtained from independent pricing services.

Premium and Reinsurance Receivables and Payables: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

Capitalized Lease Obligation: Fair value is based upon the present value of the underlying cash flows discounted at the Company's incremental borrowing rate at year-end. The carrying amounts reported in the balance sheet approximate fair value.

Reinsurance

In the ordinary course of business, the Company reinsures certain risks, generally on an excess-of-loss basis, with other insurance companies which principally are rated "A" or higher by A.M. Best Company. Such reinsurance arrangements serve to limit the Company's maximum loss. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liabilities arising from the reinsured policies and incurred but not reported losses.

Capitalized Lease

The capitalized lease is carried at cost less accumulated amortization. Amortization is calculated using the interest method over 20 years, which represents the term of the mortgage on the office space that the Company rents from a related party.

Income Tax

Deferred income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Comprehensive Income (Loss)

Comprehensive income (loss) encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income and net unrealized investment gains and losses on fixed-income investments classified as "available-for-sale" and equity securities, net of deferred income tax.

Reclassification

Certain prior year amounts have been restated to conform to 2001 classifications.

Note 2 Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for each period. Diluted net income (loss) per share includes the potential dilution that could occur if the contracts to issue common stock were exercised and converted into common stock.

The following is a reconciliation of the basic and diluted net income (loss) per share computations:

                                                                                Year ended December 31,
                                                              ----------------------------------------------------------
(In thousands, except per share data)                                 2001                2000                  1999
------------------------------------------------------------------------------------------------------------------------
Basic per share computation:
        Net income (loss)                                        $     5,351          $    (3,856)          $     2,038
        Weighted average common shares outstanding                 7,613,475            7,679,312             8,591,767
                                                              ----------------------------------------------------------
        Basic net income (loss) per share                        $      0.70          $     (0.50)          $      0.24
                                                              ----------------------------------------------------------

Diluted per share computation:
        Net income (loss)                                        $     5,351          $    (3,856)          $     2,038
        Weighted average common shares outstanding                 7,613,475            7,679,312             8,591,767
        Additional shares outstanding after the assumed
                exercise of options by applying the
                treasury stock method                                 54,327                    *                65,968
                                                              ----------------------------------------------------------
Total shares                                                       7,667,802            7,679,312             8,657,735
                                                              ----------------------------------------------------------
Diluted net income (loss) per share                              $      0.70          $     (0.50)          $      0.24
                                                              ==========================================================


* As of December 31, 2000 the Company had issued options to purchase 359,250 shares of common stock to employees and directors at prices ranging from $5.42 to $19.00. These options were not considered in the 2000 computation, as the impact was anti-dilutive.

Note 3 Transactions with Affiliates

Penn-America leases its home office facility from a stockholder and the lease is accounted for as a capital lease. The amount of property capitalized of $2,227,000 is presented net of accumulated depreciation of $561,000 and $474,000 as of December 31, 2001 and 2000, respectively. Capitalized lease obligations of $1,570,000 and $1,701,000 were recorded at December 31, 2001 and 2000, respectively, representing the
lease obligation arising from this lease, which carries an 8.5% interest rate. Penn Independent and its subsidiaries also lease a portion of the building in which the Company's home office facility is located. Management believes that the lease terms are at market rates.

At December 31, 2001, the future minimum lease payments for the capitalized lease obligation are $281,000 per year in 2002 through 2006 and the total minimum lease payments are $2,262,000, of which $692,000 is the amount representing interest.

Penn Independent provides the Company with human resource management and other services. The Company paid $212,000, $200,000 and $200,000 in 2001, 2000 and
1999, respectively, for such services. Such amounts are based on allocations of estimated costs. All costs incurred by Penn Independent on behalf of the Company have been allocated to the Company and are reflected in the financial statements. Management believes that the methods used to allocate such costs are reasonable and that the Company's expenses on a stand-alone basis would not be materially different.

Gross written premiums with insurance agency affiliates of Penn Independent were $3,888,000, $3,282,000 and $1,732,000 in 2001, 2000 and 1999, respectively.
Commissions paid to such affiliates were $857,000, $740,000 and $441,000 in 2001, 2000 and 1999 respectively. Premiums receivable includes receivables from affiliates of $454,000 and $535,000 as of December 31, 2001 and 2000, respectively.

Note 4 Investments

The Company invests primarily in investment-grade fixed maturities, substantially all of which are rated "A" or higher by Standard & Poor's or Moody's. The cost, gross unrealized gains and losses and fair values of investments are as follows:

                                                                           December 31, 2001
                                                   --------------------------------------------------------------------
                                                                           Gross             Gross
                                                     Amortized        Unrealized        Unrealized              Fair
(In thousands)                                            Cost             Gains            Losses             Value
-----------------------------------------------------------------------------------------------------------------------
Fixed maturities:
   Available for sale:
      U.S. Treasury securities and
              obligations of U.S. government
              agencies                                $  4,013          $    182          $     --          $  4,195
      Corporate securities                              49,981             2,091                51            52,021
      Mortgage-backed securities                        26,483               863                30            27,316
      Other structured securities                       20,758               725                21            21,462
      Municipal securities                              20,569               457                22            21,004
      Public utilities                                   9,172               259               176             9,255
                                                   --------------------------------------------------------------------
   Total available for sale                            130,976             4,577               300           135,253
                                                   --------------------------------------------------------------------

   Held to maturity:
      U.S. Treasury securities and
              obligations of U.S. government
              agencies                                  13,812               213                --            14,025
      Corporate securities                                 276                14                --               290
      Public utilities                                     996                 6                --             1,002
                                                   --------------------------------------------------------------------
   Total held to maturity                               15,084               233                --            15,317
                                                   --------------------------------------------------------------------

Total fixed-maturity securities                        146,060             4,810               300           150,570

Equity securities                                       27,770               269             2,890            25,149
                                                   --------------------------------------------------------------------
Total investments                                     $173,830          $  5,079          $  3,190          $175,719
                                                   ===================================================================

                                                                      December 31, 2000
                                          -------------------------------------------------------------------
                                                                 Gross             Gross
                                           Amortized        Unrealized        Unrealized              Fair
(In thousands)                                  Cost             Gains            Losses             Value
-------------------------------------------------------------------------------------------------------------
Fixed maturities:
   Available for sale:
      U.S. Treasury securities and
              obligations of U.S.
              government agencies           $  4,015          $    107          $     --          $  4,122
      Corporate securities                    52,084               668               387            52,365
      Mortgage-backed securities              23,321               629                 6            23,944
      Other structured securities             21,381               497                 6            21,872
      Municipal securities                    15,882               537                --            16,419
      Public utilities                         7,190                44               479             6,755
                                          -------------------------------------------------------------------
   Total available for sale                  123,873             2,482               878           125,477
                                          -------------------------------------------------------------------

   Held to maturity:
      U.S. Treasury securities and
              obligations of U.S.
              government agencies             13,760               162                14            13,908
      Corporate securities                     2,378                --                 4             2,374
      Municipal securities                       150                --                --               150
      Public utilities                           994                15                --             1,009
                                          -------------------------------------------------------------------
   Total held to maturity                     17,282               177                18            17,441
                                          -------------------------------------------------------------------

Total fixed-maturity securities              141,155             2,659               896           142,918

Equity securities                             27,324               300             3,133            24,491
                                          -------------------------------------------------------------------
Total investments                           $168,479          $  2,959          $  4,029          $167,409
                                          ===================================================================


Fixed maturities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or to prepay obligations with or without call or prepayment penalties.

                                             Available for Sale                 Held to Maturity
                                     -----------------------------        -----------------------------
                                      Amortized                           Amortized
(In thousands)                             Cost         Fair Value             Cost        Fair Value
------------------------------------------------------------------        -----------------------------
Due in one year or less                $  3,055          $  3,132          $ 12,118          $ 12,261
Due after one year through
        five years                       45,659            47,565             2,966             3,056
Due after five years through
        ten years                        27,198            27,585                --                --
Due after ten years                       7,823             8,193                --                --
Mortgage-backed and other
        structured securities            47,241            48,778                --                --
                                     -----------------------------        -----------------------------
Total                                  $130,976          $135,253          $ 15,084          $ 15,317
                                     -----------------------------        -----------------------------

A summary of net investment income is as follows:

                                                             Year ended December 31,
                                                --------------------------------------------------
(In thousands)                                       2001               2000               1999
--------------------------------------------------------------------------------------------------
Interest on fixed maturities                      $  9,835           $  8,508           $  7,629
Dividends on equity securities                       1,421              1,422              1,492
Interest on short-term investments and cash            377                815                787
Other                                                   37                 26                  4
                                                --------------------------------------------------
Total investment income                             11,670             10,771              9,912
Less investment expense                               (331)              (317)              (375)
                                                --------------------------------------------------
Net investment income                             $ 11,339           $ 10,454           $  9,537
                                                --------------------------------------------------


All investments in fixed-maturity securities were income-producing during 2001, 2000 and 1999. Realized pre-tax gains (losses) on the sale of investments are as follows:

                                                                Year ended December 31,
                                                --------------------------------------------------
(In thousands)                                       2001              2000              1999
--------------------------------------------------------------------------------------------------
Fixed maturities:
        Gross realized gains                       $   218           $    24           $    66
        Gross realized losses                         (203)           (1,461)              (23)
                                                --------------------------------------------------
Net realized investment gain (loss)                     15            (1,437)               43

Equity securities:
        Gross realized gains                           240             1,128             1,266
        Gross realized losses                         (810)           (1,022)             (468)
                                                --------------------------------------------------
Net realized investment gain (loss)                   (570)              106               798
                                                --------------------------------------------------

Total net realized investment gain (loss)          $  (555)          $(1,331)          $   841
                                                --------------------------------------------------

Income tax benefit on net realized losses was $189,000 and $453,000 in 2001 and 2000, respectively. Income tax expense on net realized investment gain was $286,000 in 1999. Gross realized losses on equity securities for the year ended December 31, 2001 included an other-than-temporary impairment of $603,000.

The amortized cost of fixed maturities on deposit with various regulatory authorities at December 31, 2001 and 2000 amounted to $10,998,000 and $10,992,000, respectively.

Note 5 Reinsurance

In the normal course of business the Company seeks to reduce the losses that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risks in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance contracts do not relieve the Company of its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Allowances have been established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 2001, reinsurance recoverable and prepaid reinsurance premiums associated with two major reinsurers, General Reinsurance Corporation and American Reinsurance Corporation, were $24.3 million and $5.0 million, respectively.

Written premiums and premiums earned consisted of the following:

                                       Year ended December 31,
                          ------------------------------------------------
(In thousands)                 2001             2000               1999
--------------------------------------------------------------------------
Written premiums:
        Gross               $ 98,412          $109,791          $ 95,983
        Ceded                 11,289            12,541             8,947
                          ------------------------------------------------
Net of reinsurance          $ 87,123          $ 97,250          $ 87,036
                          ------------------------------------------------

Premiums earned:
        Gross               $100,617          $102,883          $ 93,904
        Ceded                 11,683            11,434             8,227
                          ------------------------------------------------
Net of reinsurance          $ 88,934          $ 91,449          $ 85,677
                          ------------------------------------------------

Loss and loss adjustment expenses are net of recoveries recognized under reinsurance contracts as follows: $7,446,000, $9,438,000 and $7,182,000 in 2001,
2000 and 1999, respectively.

Note 6 Unpaid Losses and Loss Adjustment Expenses

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

                                                    Year ended December 31,
                                     ------------------------------------------------
(In thousands)                             2001              2000              1999
-------------------------------------------------------------------------------------
Balance, beginning of year              $115,314          $ 93,719          $ 88,937
Less reinsurance recoverable              24,093            18,086            16,502
                                     ------------------------------------------------
Net balance, beginning of year            91,221            75,633            72,435
Incurred related to:
        Current year                      60,885            66,214            54,768
        Prior years                           36             9,164             8,419
                                     ------------------------------------------------
Total incurred                            60,921            75,378            63,187

Paid related to:
        Current year                      19,913            26,273            23,540
        Prior years                       38,183            33,517            36,449
                                     ------------------------------------------------
Total paid                                58,096            59,790            59,989

Net balance, end of year                  94,046            91,221            75,633
Plus reinsurance recoverable              25,552            24,093            18,086
                                     ------------------------------------------------
Balance, end of year                    $119,598          $115,314          $ 93,719
                                     ------------------------------------------------

As a result of changes in estimates of insured events of prior years, the provision for losses and loss adjustment expenses increased $36,000, $9,164,000, and $8,419,000 in 2001, 2000, and 1999, respectively. The increase in prior year incurred losses in 2000 was due principally to revised loss projections for the Company's commercial automobile liability, CMP liability and other liability lines of business. The increase in prior year incurred losses in 1999 was due principally to loss reserve development in the non-standard personal automobile line of business.

Note 7 Income Tax

The components of income tax expense (benefit) are as follows:

                                            Year ended December 31,
                               ----------------------------------------------
(In thousands)                     2001               2000            1999
-----------------------------------------------------------------------------
Current                         $ 2,492           $ (2,377)         $  107
Deferred                           (499)              (594)           (263)
                               ----------------------------------------------
Total tax expense (benefit)     $ 1,993           $ (2,971)         $ (156)
                               ----------------------------------------------

The actual income tax rate differed from the statutory income tax rate applicable to income before income taxes as follows:

                                                                        Year ended December 31,
                                                           ----------------------------------------------
(In thousands)                                                  2001            2000            1999
----------------------------------------------------------------------------------------------------------
Statutory income tax rate                                       34.0%          (34.0)%          34.0%
Tax-exempt interest and dividends received deduction            (7.7)          (10.2)          (44.5)
Other                                                            0.8             0.7             2.2
                                                           ----------------------------------------------
                                                                27.1%          (43.5)%          (8.3)%
                                                           ----------------------------------------------

The tax effects of temporary differences that result in a net deferred tax asset are summarized as follows:

                                                   December 31,
                                        -------------------------------
(In thousands)                                 2001            2000
-----------------------------------------------------------------------
Assets
Effect of discounting unpaid losses
        and loss adjustment expenses          $4,490          $4,070
Excess of tax over financial
        reporting of earned premium            2,502           2,625
Net unrealized investment loss                    --             433
Other                                            814             748
                                        -------------------------------
Total deferred assets                          7,806           7,876
                                        -------------------------------

Liabilities
Deferred policy acquisition costs              3,088           3,508
Net unrealized investment gain                   564              --
Other                                            364              96
                                        -------------------------------
Total deferred liabilities                     4,016           3,604
                                        -------------------------------
Net deferred tax asset                        $3,790          $4,272
                                        -------------------------------


The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is probable that the Company will realize the benefit of the deferred tax asset and, therefore, no such valuation allowance has been established.

Note 8 Segment Information

The Company had two reportable segments: personal lines and commercial lines. These segments were managed separately because they have different customers, pricing and expense structures. The Company exited the non-standard personal automobile business in 1999 and announced that it would run-off its remaining portfolio of such business. The Company will continue to report on this segment separately until the amounts relating to the non-standard personal automobile business become immaterial to the financial statements presented. The Company does not allocate assets between segments because assets are reviewed in total by management for decision-making purposes.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment profit based on profit or loss from operating activities. Segment profit or loss from operations is pre-tax and does not include unallocated expenses but does include investment income attributable to insurance transactions. Segment profit or loss therefore excludes income taxes, unallocated expenses and investment income attributable to equity.

The following is a summary of the Company's segment revenues, expenses and profit:

                                                                Year ended December 31, 2001
                                                         ---------------------------------------------
(In thousands)                                            Commercial        Personal            Total
-------------------------------------------------------------------------------------------------------
Premiums earned                                            $88,912          $    22           $88,934
Net investment income and net realized
        investment loss from insurance operations            7,290               --             7,290
                                                         ---------------------------------------------
Total segment revenues                                      96,202               22            96,224
                                                         ---------------------------------------------

Segment losses and loss adjustment expenses                 62,414           (1,493)           60,921
Segment expenses                                            26,087                8            26,095
                                                         ---------------------------------------------
Total segment expenses                                      88,501           (1,485)           87,016
                                                         ---------------------------------------------

Segment profit                                             $ 7,701          $ 1,507             9,208
                                                         ---------------------------------------------

Plus unallocated items:
        Net investment income from equity                                                       3,494
        Unallocated expenses                                                                   (5,358)
        Income tax expense                                                                     (1,993)
                                                                                             ---------
Net income                                                                                     $5,351
                                                                                             =========


                                                                 Year ended December 31, 2000
                                                          ---------------------------------------------
(In thousands)                                            Commercial         Personal            Total
-------------------------------------------------------------------------------------------------------
Premiums earned                                            $ 87,556          $  3,893          $ 91,449
Net investment income and net realized
        investment loss from insurance operations             5,152               479             5,631
                                                          ---------------------------------------------
Total segment revenues                                       92,708             4,372            97,080
                                                          ---------------------------------------------

Segment losses and loss adjustment expenses                  72,893             2,485            75,378
Segment expenses                                             25,614             1,362            26,976
                                                          ---------------------------------------------
Total segment expenses                                       98,507             3,847           102,354
                                                          ---------------------------------------------

Segment profit (loss)                                      $ (5,799)         $    525           (5,274)
                                                          ---------------------------------------------

Plus unallocated items:
        Net investment income from equity                                                        3,492
        Unallocated expenses                                                                    (5,045)
        Income tax benefit                                                                       2,971
                                                                                             ---------
Net loss                                                                                       $(3,856)
                                                                                             =========


                                                                     Year ended December 31, 1999
                                                         ------------------------------------------------
(In thousands)                                            Commercial         Personal             Total
-------------------------------------------------------------------------------------------------------
Premiums earned                                            $ 71,731          $ 13,946           $ 85,677
Net investment income and net realized
        investment gain from insurance operations             4,730               800              5,530
                                                         ------------------------------------------------
Total segment revenues                                       76,461            14,746             91,207

Segment losses and loss adjustment expenses                  49,744            13,443             63,187
Segment expenses                                             21,905             4,533             26,438
                                                         ------------------------------------------------
Total segment expenses                                       71,649            17,976             89,625
                                                         ------------------------------------------------

Segment profit (loss)                                      $  4,812          $ (3,230)             1,582
                                                         ------------------------------------------------
        Plus unallocated items:
        Net investment income from equity                                                          4,848
        Unallocated expenses                                                                      (4,548)
        Income tax benefit                                                                           156
                                                                                                ---------
Net income                                                                                      $  2,038
                                                                                                =========

Total segment revenues of $96,224,000, $97,080,000 and $91,207,000, plus unallocated net investment income from equity of $3,494,000, $3,492,000 and $4,848,000, equals total Company revenues of $99,718,000, $100,572,000 and
$96,055,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

In 2001, the Company had one general agency that accounted for approximately 11% of gross premiums earned. In 2000 and 1999, no general agent accounted for more than 10% of gross premiums earned.

Note 9 Dividends from Subsidiaries and Statutory Information

Penn-America and Penn-Star are highly regulated by the state in which they are incorporated and the states in which they do business. Such regulations, among other things, limit the amount of dividends, impose restrictions on the amount and types of investments and regulate rates insurers may charge for various products.

A source of cash for the payment of common stock dividends to PAGI's stockholders is dividends from Penn-America. Penn-America is required by law to maintain a certain minimum surplus on a statutory basis and is subject to risk-based capital requirements and regulations under which payment of a dividend from statutory surplus may require prior approval of the Pennsylvania regulatory authorities. In 2001, the Company paid dividends of $1.6 million to PAGI. No ordinary dividends were paid in 2000. In 2000, Penn-America paid a $6.4 million return of capital to PAGI, after receiving approval from the Pennsylvania Insurance Department. The maximum dividend that may be paid by Penn-America to PAGI without prior approval of regulatory authorities in 2002 is $6,473,325.

The National Association of Insurance Commissioners ("NAIC") has developed Property and Casualty Risk-Based Capital ("RBC") standards that relate an insurer's reported statutory surplus to the risks inherent to overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level required to support asset risk and underwriting risk. The NAIC model law calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. The Company regularly monitors capital requirements along with the NAIC's RBC developments. The Company has determined that its capital levels are in excess of the minimum capital requirements for all RBC action levels and that its capital levels are sufficient to support the level of risk inherent in its operations.

The following tables reconcile statutory surplus and net income (loss) of the Company as determined in accordance with accounting procedures prescribed by the insurance regulatory authorities to stockholders' equity and net income (loss) of the Company calculated in accordance with accounting principles generally accepted in the United States as reported herein:

                                                                     Year ended December 31,
                                                      ------------------------------------------------
(In thousands)                                            2001               2000               1999
------------------------------------------------------------------------------------------------------
Statutory surplus as regards to policyholders          $ 64,733           $ 55,530           $ 69,515
Deferred policy acquisition costs                         9,083             10,317              9,306
Deferred income taxes                                      (574)             4,272              5,483
Net unrealized investment gain (loss)                     4,151              1,974             (5,027)
Non-admitted assets                                       2,171              1,175                896
Provision for uncollectible accounts                     (1,022)              (522)              (522)
Holding company assets                                    1,594              1,156                938
Other, net                                                  255                149                 29
                                                      ------------------------------------------------
GAAP stockholders' equity                              $ 80,391           $ 74,051           $ 80,618
                                                      ------------------------------------------------

                                                                     Year ended December 31,
                                                      ------------------------------------------------
(In thousands)                                            2001               2000               1999
------------------------------------------------------------------------------------------------------
Statutory net income (loss)                            $  6,827           $ (5,020)          $  1,869
Deferred policy acquisition costs                        (1,268)             1,010                578
Deferred income tax                                         499                594                281
Allowance for uncollectible accounts                       (500)                --                100
Holding company expenses, net of tax                       (345)              (500)              (825)
Other, net                                                  138                 60                 35
                                                      ------------------------------------------------
GAAP net income (loss)                                 $  5,351           $ (3,856)          $  2,038
                                                      ------------------------------------------------

The NAIC revised the Statutory Accounting Practices and Procedures Manual in a process referred to as Codification. The objective of Codification is to standardize the accounting practices prescribed by each State's Insurance Department. The revised manual was effective January 1, 2001. Pennsylvania, the domiciliary state for Penn-America and Penn-Star, has adopted the provisions for the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and has resulted in changes to the accounting practices that Penn-America and Penn-Star use to prepare their statutory-basis financial statements. These changes resulted in an increase in the statutory-basis capital and surplus of the Company of $3.3 million at January 1, 2001.

Note 10 Incentive Savings and Retirement Plan

Penn-America participates in a profit-sharing and a 401(k) plan with Penn Independent that covers qualified employees. Penn-America's contributions under the 401(k) plan were $117,000, $72,000 and $105,000 for 2001, 2000, and 1999,
respectively. There were no profit-sharing distributions in 2001, 2000, and 1999.

Note 11 Stock Incentive Plans

Stock Options: In August 1993, the Company adopted a Stock Incentive Plan (the "Plan"), which later was amended and restated in April of 1994 and amended in April 2000. The purpose of the Plan is to enable officers, employees, directors, consultants, advisors and service providers of the Company and its affiliates (as defined in the Plan) to participate in the Company's future and to enable the Company to attract and retain these persons by offering them proprietary interests in the Company. The Plan authorized the issuance of up to 825,000 shares of common stock pursuant to the exercise of stock options or the award of restricted stock. Options are exercisable according to the various terms under which they were granted varying from one year to ten years after the date of grant. All options are subject in general to earlier termination if the optionee leaves the employ of the Company.

The fair value of options is estimated on the grant date using the Black-Scholes option pricing model. The model assumes the following for 2001, 2000, and 1999, respectively: expected annual dividend rates of 2.0%, 2.8% and 1.9%; risk-free interest rates of 2.0% for 2001 and 6.0% for 2000 and 1999; weighted-average expected life of the options of 4.8 years for 2001 and 2.5 years for 2000 and 1999; and expected stock price volatility of 22% for 2001 and 30% for 2000 and 1999.

The Company has elected to account for these stock options in accordance with the provisions of Accounting Principles Board Opinion ("APB") #25, "Accounting for Stock Issued to Employees" and accordingly, no compensation expense has been recorded for such grants. Statement of Financial Accounting Standards ("SFAS") #123 "Accounting for Stock-Based Compensation," effective in 1996, would require that compensation expense be recorded for these option grants. Accounting for such options using APB 25 and SFAS 123 are both acceptable alternatives under GAAP. Had the Company elected to adopt SFAS 123, the effect on the Company's net income and per share results would have been:

                                                                   Year ended December 31,
                                                        ----------------------------------------
(In thousands)                                            2001            2000            1999
------------------------------------------------------------------------------------------------
Net income (loss):
        As reported                                     $ 5,351         $ (3,856)       $ 2,038
        Pro forma                                         5,325           (3,998)         2,013

Diluted net income (loss) per share:
        As reported                                     $ 0.70          $ (0.50)        $ 0.24
        Pro forma                                         0.70            (0.52)          0.23

A summary of the status of and changes in the Company's stock option plan is presented below:

                                                                              Year ended December 31,
                                                                    -----------------------------------------
(Options in thousands)                                                 2001            2000            1999
-------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year
        (average price of $7.12, $7.09 and $6.98)                       359             307            298
Granted
        (average price of $7.75, $7.44 and $10.63 per share)             36              74              9
Exercised
        (average price of $6.18 and $4.43 per share)                    (54)            (16)             -
Forfeited
        (average price of $7.42 and $16.38 per share)                   (13)             (6)             -
                                                                    -----------------------------------------
Outstanding at end of year
        (average price of $7.31, $7.12 and $7.09)                       328             359            307
                                                                    -----------------------------------------

Options exercisable at end of year                                      279             295            298
                                                                    -----------------------------------------
Weighted average fair value of options
        granted during the year                                      $ 1.22          $ 2.91         $ 3.29

The following table summarizes information about stock options outstanding at December 31, 2001:

                                 Options Outstanding                Options Exercisable
                  ----------------------------------------------------------------------------------
                                       Weighted
                         Number         Average          Weighted          Number          Weighted
                   Outstanding        Remaining           Average     Exercisable           Average
                      12/31/01      Contractual          Exercise        12/31/01          Exercise
Exercise Prices     (in 000's)     Life (Years)             Price       (in 000's)            Price
----------------------------------------------------------------------------------------------------
$ 5.40 - 5.70             8                 0.4           $  5.44             8              $ 5.44
$ 5.71 - 7.60           231                 2.8           $  6.25           215              $ 6.17
$ 7.61 - 9.50            36                 2.9           $  8.34            24              $ 8.64
$ 9.51 - 11.40           30                 3.4           $ 10.18             9              $10.63
$ 11.41 - 15.20          14                 1.4           $ 13.75            14              $13.75
$ 15.21 - 19.00           9                 2.4           $ 19.00             9              $19.00


On January 2, 2002, the Company granted 174,890 stock options to employees at an exercise price equal to the market price on the date of the grant. These stock option grants vest over a five-year period beginning January 2, 2003.

Restricted Stock: The Company has awarded shares of restricted stock to certain employees. Such shares are held by the Company and released to each grantee at the rate of 20% per year provided that the grantee is still employed by the Company or its affiliates. The Company charged $115,000 in 2001 and $120,000 in 2000 and 1999 to compensation expense relating to these awards. During 2001, 2000 and 1999, 10,500, 6,500 and 6,500 shares, respectively, of the restricted stock were released to the applicable employees as allowed by the provisions of the grant.

Agents' Contingent Commission Plan: The Company's Agents' Contingent Commission Plan allows its agents to receive up to 100% of their contingent profit commission awards in PAGI common stock. Agents' common stock awards for the 2000, 1999 and 1998 years, which were issued in May of 2001, 2000 and 1999, amounted to 23,459, 59,589 and 42,035 shares, respectively.

Note 12 Commitments and Contingencies

The Company's insurance subsidiaries are subject to routine legal proceedings in connection with their property and casualty insurance business. Penn-America has been named as a defendant in litigation commenced in the Superior Court of California, County of Los Angeles, on November 6, 2000 and in an identical suit on December 18, 2000 in the County of Orange relating to its exited non-standard personal automobile business. It is not possible at this time to evaluate the probability of a favorable or unfavorable outcome, nor is it possible to estimate the amount of loss, if any. Management believes that its position is defensible as to such litigation and is of the opinion that the amount of loss, if any, will not have a material affect on the Company's financial statements. The Company is involved in no other pending or threatened legal or administrative proceedings which management believes might have a material adverse effect on the Company's financial condition or results of operations.

The Company leases various computer equipment that have terms primarily expiring in less than a three-year period. Rental expenses for these operating leases were $391,000 $349,000 and $392,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

At December 31, 2001, the future minimum rental payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year were $341,000, $150,000 and $11,000 for 2002, 2003 and 2004, respectively.

Note 13 Other Comprehensive Income

Accumulated other comprehensive income (loss) of the Company consists solely of net unrealized investment gains and losses. The following table illustrates the components of accumulated other comprehensive income:

                                                                          Year ended December 31, 2001
                                                                -----------------------------------------------
                                                                  Pre-tax                Tax         Net of Tax
(In thousands)                                                     Amount            Expense             Amount
---------------------------------------------------------------------------------------------------------------
Unrealized gains on investments:
        Unrealized holding gains arising during period           $  2,328           $   (792)          $  1,537
        Reclassification adjustments for
                losses realized in net income                         555               (189)               366
                                                                -----------------------------------------------
Other comprehensive income                                       $  2,883           $   (980)          $  1,903
                                                                -----------------------------------------------


                                                                          Year ended December 31, 2000
                                                                -----------------------------------------------
                                                                  Pre-tax                Tax         Net of Tax
(In thousands)                                                     Amount            Expense             Amount
---------------------------------------------------------------------------------------------------------------
Unrealized gains on investments:
        Unrealized holding gains arising during period           $  3,990           $ (1,355)          $  2,635
        Reclassification adjustments for losses
                realized in net income                              1,331               (453)               878
                                                                -----------------------------------------------
Other comprehensive income                                       $  5,321           $ (1,808)          $  3,513
                                                                -----------------------------------------------



                                                                          Year ended December 31, 1999
                                                                -----------------------------------------------
                                                                  Pre-tax                Tax         Net of Tax
(In thousands)                                                     Amount            Expense             Amount
---------------------------------------------------------------------------------------------------------------
Unrealized losses on investments:
        Unrealized holding losses arising during period          $ (9,823)          $  3,340           $ (6,483)
        Reclassification adjustments for gains
                realized in net income                               (841)               286               (555)
                                                                -----------------------------------------------
Other comprehensive loss                                         $(10,664)          $  3,626           $ (7,038)
                                                                -----------------------------------------------

Note 14 Unaudited Quarterly Financial Information

                                                                                  2001
                                        ----------------------------------------------------------------------------------------
(In thousands,
except per share data)                     First             Second               Third              Fourth              Total
--------------------------------------------------------------------------------------------------------------------------------
Revenues                                $  25,994          $  24,687           $  23,837           $  25,200          $  99,718
Net income                                    967                994               1,551               1,839              5,351

Basic and diluted
        net income per share                 0.13               0.13                0.20                0.24               0.70

                                                                                  2000
                                        ----------------------------------------------------------------------------------------
(In thousands,
except per share data)                     First             Second               Third              Fourth              Total
--------------------------------------------------------------------------------------------------------------------------------
Revenues                                $  23,933          $  24,923           $  24,971           $  26,745          $ 100,572
Net income (loss)                           1,583               (662)             (5,078)                301             (3,856)

Basic and diluted
        net income (loss) per share          0.20              (0.09)              (0.67)               0.04              (0.50)

Officers
Penn-America Group, Inc.

Jon S. Saltzman
President and Chief Executive Officer

Joseph F. Morris
Senior Vice President, Chief Financial Officer and Treasurer

Garland P. Pezzuolo
Vice President, Secretary and General Counsel

Officers
Penn-America Insurance Company and Penn-Star Insurance Company

Jon S. Saltzman
President and Chief Executive Officer

Thomas P. Bowie
Senior Vice President, Claims

Joseph F. Morris
Senior Vice President, Chief Financial Officer and Treasurer

Thomas J. Cannon
Vice President, Marketing and Agency Relations

J. Ransley Lennon
Vice President, Information Technology

Garland P. Pezzuolo
Vice President, Secretary and General Counsel

Nancy M. Rankin
Vice President, Underwriting

John A. Smith
Vice President and Controller

Francis J. McKenna
Assistant Vice President, Claims


Independent Auditors
Ernst & Young, LLP
Two Commerce Square
Philadelphia PA 19103

Consulting Actuary
Ernst & Young, LLP
Two Commerce Square
Philadelphia PA 19103

Registrar and Transfer Agent
First Union National Bank
Corporate Trust Operations
1525 W. WT Harris Boulevard
Charlotte NC 28288-1153
Stockholder Inquiries: (800) 829-8432

Board of Directors
Penn-America Group, Inc.

Irvin Saltzman
Chairman of the Board of Directors, Penn-America Group
Director, Penn Independent Corporation

Jon S. Saltzman
President and Chief Executive Officer, Penn-America Group
 Director, Penn Independent Corporation

Robert A. Lear
President and Director, Penn Independent Corporation,
Director, Dynasil Corporation of America

M. Moshe Porat, Ph.D., CPCU
Dean, Fox School of Business and Management, Temple University

Jami Saltzman-Levy
Vice President, Director,
        Penn Independent Corporation

Charles Ellman
Retired Insurance Executive
Paul Simon
Director, Public Policy Institute,
        Southern Illinois University

E. Anthony Saltzman
Vice President, Delaware Valley Underwriting Agency

Martin Sheffield, CPCU
Chief Operating Officer, Ward Financial Group, Inc.

Annual Meeting
The Annual Stockholders' Meeting will be held in the Company's home office on May 15, 2002 at 10:00 A.M.

Stockholder Relations, Form 10-K
The Company's Form 10-K has been filed with the Securities and Exchange Commission. A copy of the Form 10-K and interim reports are available to stockholders without charge from the Investor Relations Department. Telephone
(215) 443-3656 or send an E-mail request to info@penn-america.com

Corporate Headquarters
420 South York Road
Hatboro PA 19040-3949
(215) 443-3600 voice
(215) 443-3603 facsimile
www.penn-america.com

Market and Common Stock Information
The Company's common stock trades on the New York Stock Exchange under the symbol "PNG." As of February 1, 2002 there were 190 registered holders of record and approximately 1,000 beneficial holders of record of the company's common stock. The high and low sale prices of the common stock were as follows:

           2001
----------------------------
Quarter    High        Low
----------------------------
First     $10.45      $7.19
Second     10.50      10.00
Third      10.20       9.60
Fourth     10.55       9.00

           2000
----------------------------
Quarter    High        Low
----------------------------
First     $9.00       $6.63
Second     9.75        7.13
Third      7.88        6.88
Fourth     9.44        6.88