Form 10-K, Exhibit 13
period 2002-12-31
PENN AMERICA GROUP INC
filed 2003-03-31
CIK 910110

PENN-AMERICA GROUP, INC.



The Time for Penn-America


2002 Annual Report

Stock Price
Exchange/Symbol         NYSE/PNG
Closing Price           $ 9.05
52-Week Range           $ 7.27 - $ 11.40
Market Capitalization   $ 131.9 million
Price/Book Ratio        1.1
Dividends Per Share     $ 0.15458
Dividend Yield          1.8%

Balance Sheet
Cash And Investments    $ 277.0 million
Total Assets            $ 347.2 million
Stockholders' Equity    $ 116.6 million
Shares Outstanding      14,572,098
Book Value Per Share    $ 8.00

Operating Data
Gross Written
   Premiums             $ 157.4 million
Total Revenues          $ 128.1 million
Operating Income        $ 9.6 million
Net Income              $ 10.5 million
Operating Income
   Per Diluted Share    $ 0.81
Net Income
   Per Diluted Share    $ 0.88
Net Cash Provided
   By Operations        $ 45.1 million
As of December 31, 2002

Penn-America Group At A Glance

Penn-America Group, Inc. (NYSE: PNG) is a specialty property and casualty insurance holding company, which, through its subsidiary, Penn-America Insurance Company and its subsidiary, Penn-Star Insurance Company, markets and underwrites general liability, commercial property and multi-peril insurance for small businesses that are located primarily in small towns and suburban and rural areas in all 50 states and the District of Columbia. Penn-America distributes its insurance products through a small network of 57 high-quality wholesale general agents who, in turn, serve the needs of more than 25,000 retail insurance brokers.

Penn-America's insureds consist of small businesses -- such as restaurants, non-residential artisan contractors, retail stores and apartments and other multi-family dwellings -- that have limited access to larger standard lines insurers. The insurance industry calls this underserved market the "excess and surplus lines" market. The excess and surplus lines market is a secondary or residual market for businesses that are unable to obtain coverage from standard lines insurers for a variety of reasons including their rural locations, small premium size and non-standard risk characteristics. By operating in this secondary market, Penn-America is rewarded with higher prices than the standard lines segment, more flexibility in excluding coverage for specific loss exposures and lower premium taxes and state guaranty fund assessments.

Penn-America's distribution strategy is to maintain strong relationships with a small, select group of wholesale general agents. Penn-America has approximately one-half the number of general agents as its nearest competitor, which allows it to create "franchise value" with each general agent by providing relative market exclusivity and a high level of service and support. In return, Penn-America expects to become the general agents' first-choice insurance carrier for the types of businesses it writes.

Penn-America has approximately 110 employees and is headquartered in Hatboro, Pennsylvania. Penn-America is traded on the New York Stock Exchange under the symbol "PNG" and is rated A- (Excellent) by A.M. Best Company.

Mission and Strategies

Penn-America's mission is to produce a superior return to shareholders by being the first-choice insurance carrier for a select group of wholesale general agents who serve the small business marketplace. To achieve this mission, the company focuses on six business strategies:

o Serving small businesses in small cities and towns.

o Using a small and selective general agency distribution network.

o Maintaining a disciplined underwriting process.

o Providing innovative technology to its general agents.

o Maintaining an experienced, responsive management team.

o Creating shareholder value through strong financial results.

Dear Shareholder:

In our last annual report, I told you that "I couldn't be more enthusiastic about our present condition and prospects for the future." I was wrong. As it turns out, I can be more enthusiastic about Penn-America as I look back through 2002 and ahead to the next several years. These are exciting, rewarding times for Penn-America and its investors. In fact, it is the time for Penn-America: in 2002, we achieved record levels of gross written premiums, operating and net income and cash provided by operations.

I have been in the insurance business for my entire life. I have never seen favorable market conditions such as those we now are experiencing. The people of Penn-America have prepared throughout our careers for this very time in the history of the insurance industry. As you will see while reviewing our financial highlights, the wait has been more than worthwhile.

During 2002, standard insurance companies accelerated their mass exodus from our markets that began after September 2001. The word "stampede" does not exaggerate the velocity with which the large, national insurance carriers abandoned the small-town, small-business customers that we and our 57 wholesale general agents serve through more than 25,000 retail insurance brokers throughout the United States. Similarly, the word "flood" does not overstate the influx of business that we experienced in 2002.

As business levels grew dramatically throughout the excess and surplus lines market that we target, some of our competitors were unable to keep pace. Others didn't have the systems to manage the increased volume in a timely way so many general agents looked to more disciplined and capable carriers to fill the rising demand. Because we at Penn-America have spent years preparing our people and processes for this kind of market, our boat rose with the tide while others capsized.

If you ask "Why has Penn-America done so well under these intense market conditions?" you will not be the first to have asked me in recent months. During my many meetings with our general agents, I asked them to answer the same question, from their perspectives on the front lines. Five themes came back, time and time again: commitment, knowledge, relationships, preparation and process. We've organized this annual report around those themes and have asked five of our agents to share their perspectives on each of them.

One of the great pleasures of writing this annual letter to you is the privilege I have to recount Penn-America's milestones and achievements during the past year:

* Gross written premiums increased 60% to $157.4 million in 2002 and included a second consecutive year of achieving double-digit average rate increases. Operating income per share increased 62% to $.81 in 2002. Stockholders' equity increased from $80.4 million at December 31, 2001 to $116.6 million at December 31, 2002 and book value per share grew from $7.00 at December 31, 2001 to $8.00 at December 31, 2002.

* At the beginning of the year, we increased our quarterly cash dividend by 10% to $.03875 per common share. Including cash dividends paid during 2002, we have paid a dividend in thirty-one consecutive quarters and returned $11.2 million to our shareholders. In April we completed a three-for-two stock split, which improved the market liquidity of our stock and rewarded the loyal shareholders who recognized the strength of our fundamentals when the financial markets did not.

* At the end of the year, we took actions to strengthen the capital position of the company so that we can take advantage of the dramatic growth opportunities available to us in the excess and surplus lines market. In the aggregate, we raised $38 million in additional capital. First, our wholly owned trust subsidiary completed a trust preferred stock offering that raised $14.5 million in capital for our insurance operations. Second, we returned to the public market with an offering of 2,990,000 shares of common stock, which raised an additional $23.5 million. After completing these two significant transactions, we are confident that our capital is sufficient to support our growth opportunities and to maintain our "A-" (Excellent) rating by A.M. Best.

* We made significant as well as incremental improvements to the technology we deploy to manage large volumes of business and to deliver on our commitment to the franchise value that is a key strength of our agency relationships. These included implementing a new network architecture and upgrading every computer and operating system in our company to improve the efficiency and speed of the many transactions that flow between us and our agents. Late in the year, we introduced the second generation of PennLINK, our pioneering agency intranet. This greatly expanded agents' abilities to access and to analyze real-time data regarding our relationships with them.

I reached for superlatives in our previous annual report and I found that I had to reach even higher in this one. So this year, I won't choose an adjective to characterize my enthusiasm for Penn-America and the years ahead. But I will reaffirm what this annual report proclaims on its cover: this is the time for Penn-America. We appreciate your investment and the confidence it represents in the times ahead.

Sincerely,

/s/ Jon S. Saltzman

Jon S. Saltzman,
President and Chief Executive Officer

                              C O M M I T M E N T


Penn-America's success stands on the foundation of commitments that have never changed -- and will not change. Whether expressed as shared values in "The Hatboro Creed," as a set of strategies aimed at achieving the company mission, the promise of two-way communication with agents, employees and investors or as pledges to underwriting discipline and a double-digit return on equity for investors, the commitments at the heart of Penn-America have been beating steadily since 1976. That's when the same family that guides the company today founded a small insurance company in Hatboro, Pennsylvania that grew to become today's Penn-America.


We are a binding authority insurance company. We are committed to our market and to reaching it through wholesale general agents. We operate in the excess and surplus lines market. We are entrepreneurs serving a chain of entrepreneurs. That chain is anchored by the small businesses of rural and suburban America. We are disciplined, focused and doggedly committed to our mission, our goals, our principles and our relationships. It is because those commitments are the only constant in a sea of change that we are able to say that this is the time for Penn-America.





[GRAPHIC OMITTED]

I started this agency from scratch as a branch office of another Penn-America general agency. Penn-America said that it would make a commitment to my venture. In return, they asked that I make a commitment to make them number one in my office for the business they write. Penn-America said it was committed to providing a superior product at a fair premium and that allowed me to get the business in the door and to move my venture forward. To keep our mutual commitments, Penn-America had to provide a high level of service with the rapid turnaround that I needed to be competitive. This mutual commitment has benefited us both. My husband, who now works in the agency with me, came from the company side. As a former company representative, he can appreciate the superior service. We both know that service is what separates the successful from the wannabes.

Laura A. Abate, CPCU, CIC, President

Granite Insurance Services, Inc., Thornton, Colorado



[GRAPHIC OMITTED]

Patricia Brown
Underwriting Services Technician


[GRAPHIC OMITTED]

Debra Collier
Senior Underwriter


[GRAPHIC OMITTED]

Ron Tursovsky
Manager, Product Development

[GRAPHIC OMITTED]

"Unless commitment is made, there are only promises and hopes..."
                                                Peter Drucker

                               K N O W L E D G E

Knowledge empowers the commitments on which Penn-America is built. Commitments made without the knowledge required to realize them are hollow and become the stuff of motivational posters -- as practical and powerful as the paper on which they are printed.


You will find the business of knowledge and the knowledge of business at every level of our company. We place experienced professionals in every functional area of the company with the practical knowledge to deliver on our commitments to franchise value -- and to shareholder value. We organize our underwriters into regional teams so we get to know our partners and our markets, often better than our competitors. We invest in training and we encourage, reward and honor the achievement of advanced professional credentials.


Mere information is not power, even though to say so is common wisdom. So we invest in systems to transform raw information about our markets, products, industry and agents into knowledge. We harness the power of that knowledge to deliver on our commitments.


Perhaps most important, we grew from the roots of a wholesale general agency. For 55 years we have known what it's like to walk in our agents' shoes. With this knowledge, we have the power to help them grow and prosper. And that's exactly what they're doing.


[GRAPHIC OMITTED]

I've known the family that founded Penn-America for more than 30 years and I've been an agent with Penn-America for five years. Nevada is a unique place and I've been impressed with their knowledge of my marketplace. That knowledge allowed them to take-over a $1 million book of business in my first year with them when another carrier suddenly dropped out of the market. The underwriters at Penn-America really know the ropes, too, and I'm often pleasantly surprised by how much they know about specific issues in my business. They certainly use their knowledge wisely.

Louis T. Mastos, President and CEO

Louis T. Mastos and Associates, Inc., Reno, Nevada



[GRAPHIC OMITTED]

John Curry
Vice President
Marketing and Underwriting


[GRAPHIC OMITTED]

Claire Mangin
Underwriting Services Technician


[GRAPHIC OMITTED]

Julia Coulter
Assistant Audit Technician

[GRAPHIC OMITTED]


"Knowledge is power."
Sir Francis Bacon (1597)

                           R E L A T I O N S H I P S

It is only through rich, respectful and enduring relationships that we have learned how to turn our knowledge into results.


Of course we look for those results on the bottom line. By that measure our relationships are strong. But of equal importance to us are the benefits of relationships that can not be measured in terms of combined ratio, return on equity or earnings per share. Relationships are measured on a different scale. Employees stay here for 10, 20 or 30 years. We have personal as well as business relationships with our agents that go back 25 years, with an average tenure of more than 10 years. Our agents have our cell phone and home phone numbers -- and use them frequently. A handshake still means something.


Penn-America has amassed many assets including an excellent product line, an efficient distribution system, a world-class technology engine and a strong financial base. But we never lose sight that this business is built on a foundation of relationships. It's because we stand on that foundation that we can say with confidence that this is the time for Penn-America.

[GRAPHIC OMITTED]

I represent the second generation relationship with Penn-America. We're friends who just happen to be able to do business together. In today's market, it's much more valuable to have a relationship than to have a sterile business acquaintance. It's a fast-moving opportunity. The trust and respect we have with Penn-America gives us the freedom to let them know what really is going to work in our market and to know that they actually will consider our opinions when they reach decisions. That makes a huge difference any time, but especially when the market is as dynamic as it is today.

Scott Anderson, Executive Vice President
Concorde General Agency, Inc., Fargo, North Dakota


[GRAPHIC OMITTED]

Barbara Hallar
Financial Administrative Assistant

[GRAPHIC OMITTED]

Henry Fisch
Senior Claims Examiner

[GRAPHIC OMITTED]

Michele Pasquarello
Underwriting Services Technician

[GRAPHIC OMITTED]

"Treasure your relationships, not your possessions."
Anthony J. D'Angelo, The College Blue Book

                             P R E P A R A T I O N

In 2002, years of preparation met unprecedented market opportunities. The result, for Penn-America, was a year of profitable growth. And we know that the opportunities presented to us were one small part of a larger equation. Penn-America thrived in a chaotic, rapidly changing marketplace while others failed. We were not "lucky." We were prepared.

We have spent years building a finely tuned machine that converts opportunity into results. Like any complex machine, all the parts must work together seamlessly to be effective and efficient. Remarkably, about 110 people at Penn-America design, engineer, develop, maintain and constantly improve a system that reaches into cities, towns and villages in every state to insure the hundreds of thousands of small businesses that are the center of the American economy.

We like to say that the insurance business should be boring. It should be sound, steady and predictable. It's not a glamorous business. It is a business of procedures, process and prediction. It requires that we constantly sharpen our focus and maintain our discipline, especially in times of dramatic change. We keep our eyes on the small things. Because we do, we are in the business of converting opportunity into prosperity for everyone who depends upon us.

[GRAPHIC OMITTED]

Preparation and planning make for perfection. A lot of Penn-America's preparation is technology driven, the under-the-hood stuff. They are one of the more aggressive companies in our shop from an automation standpoint and they are positioning themselves to take full advantage of the market by using these tools. They are very disciplined but at the same time they are excellent, excellent listeners. They're not just using technology for its own sake. They listen to their customers and then provide the tools we need. You have to plan properly to take advantage of the opportunities that are staring us in the face and they've done their homework.

Jeffrey Watters, President
Texas All Risk General Agency, Inc., Dallas, Texas

[GRAPHIC OMITTED]

Elizabeth Rultenberg
Senior Claims Examiner


[GRAPHIC OMITTED]

Brian Riley
Vice President and Controller


[GRAPHIC OMITTED]

Lisa Scheeler
Assistant Underwriter

[GRAPHIC OMITTED]

Luck is what happens when preparation meets opportunity.
Seneca (3 BC - 65 AD)

                                 P R O C E S S

We were ready to take advantage of unprecedented opportunities during 2002. Now we're preparing for the next opportunities through constant improvement of the fundamental processes of our business. We never lose sight of the fact that we always must perform better than we did yesterday in order to secure our tomorrow.

Our business is disarmingly simple. We manage transactions and exchange information about those transactions. Millions of them flow among us, our agents and our insureds. To be number one in our agents' offices, we must do a better job than every one of our competitors at providing state-of-the-art systems to manage transactions and information about submissions, claims and performance. To provide the franchise value we promise, our processes must be consistent and efficient. We consider each investment of human and financial capital that we make in improving our processes to be an investment in our future. And we invest in our future every day.

In any given year, we will make leaps in technology, as we did in 2002. But just as important are the small steps we take every day to make some part of our process better, faster, more efficient, smarter or more responsive to our customers. Technology evolves constantly and we are committed to remaining at the edge of the ongoing transformation of how insurance companies do business. The fit survive evolution and revolution. We're in this business for the long haul so we work every day to improve the fundamental processes of our transaction-driven businesses. That will allow us to say, in any market, that it is the time for Penn-America.

[GRAPHIC OMITTED]

In our shop, we treat the insurance transaction as a process. If you understand the requirements of your customer, you can build and control your process so that you become the logical choice for your customer. Today, process equals technology and Penn-America's vision for using technology is cutting edge. They are committed to eliminating redundancies of effort and to the transparency of the transaction process. But yesterday's improvement is stale tomorrow. So you have to keep stretching the envelope, keep evolving. That's what it means to be cutting edge. The companies that can't understand their processes and keep improving them will not survive. I'm confident that Penn-America will be one of the survivors.

Tapley O. Johnson, III, President
Tapco Underwriters, Inc., Burlington, North Carolina


[GRAPHIC OMITTED]

Larry Wastle
Claims Superintendent

[GRAPHIC OMITTED]

Stacey Friel
Underwriter

[GRAPHIC OMITTED]

Jeff Peterson
PC Technician

[GRAPHIC OMITTED]


"If you can't describe what you are doing as a process, you don't know what you're doing."
W. Edwards Deming

Penn-American Group, Inc. and Subsidiaries
Selected Financial Data

                                                       As of or for the year ended December 31,
(In thousands, except ratios
and per share data)                             2002        2001         2000         1999         1998
-------------------------------------------------------------------------------------------------------
                                                      (Restated)(1) (Restated)(1) (Restated)(1)

Operating Data
Premiums earned                            $ 115,055   $  88,934    $  91,449    $  85,677    $  89,493
Net investment income                         11,757      11,339       10,454        9,537       10,763
Net realized investment
  gain (loss)                                  1,273      (1,178)      (2,808)        (110)          18
                                          --------------------------------------------------------------
Total revenues                             $ 128,085   $  99,095    $  99,095    $  95,104    $ 100,274

Net income (loss)                             10,464       4,940       (4,831)       1,410        8,881

Comprehensive income (loss)                   13,759       7,254         (343)      (5,000)       9,946

Diluted net income (loss)

per share(2)                                    0.88        0.43        (0.42)        0.11         0.60

Cash dividends per share(2)                $ 0.15458   $    0.14    $    0.14    $  0.1383    $  0.1333

Cash flow provided by
   operations(3)                              45,062       8,423       14,991        8,602       10,644

Insurance Performance Data

Gross written premiums(4)                  $ 157,433   $  98,412    $ 109,791    $  95,983     $ 95,097
Net written premiums(5)                      134,662      87,123       97,250       87,036       87,829
Insurance operating ratios (GAAP basis):
        Loss ratio(6)                           65.3        68.5         82.4         73.8         62.3
        Expense ratio(7)                        32.4        34.6         34.0         34.5         33.9
                                          --------------------------------------------------------------
        Combined ratio(8)                       97.7       103.1        116.4        108.3         96.2

Balance Sheet Data
Cash, cash equivalents
   and investments                         $ 276,967   $ 188,615    $ 178,675    $ 166,227    $ 182,866
Total assets                                 347,239     248,115      239,486      217,782      230,504
Total stockholders' equity                   116,595      80,391       74,051       80,618      100,630
Total stockholders'
   equity per share(2)                          8.00        7.00         6.52         6.67         7.14



(1) The Company amended its accounting policy relating to the timing of recording other-than-temporary declines in the market value of equity securities and, accordingly, restated its previously issued financial statements for the years ended December 31, 2001, 2000 and 1999. See the Company's Management Discussion and Analysis for further information regarding the restatement.
(2) Per share calculations are adjusted to reflect a three-for-two split of the Company's common stock effected on May 9, 2002.
(3) Cash flow provided by operations differs from net income (loss), due to the fact that net income (loss) includes accruals for non-cash items as required by GAAP and net realized investment gain (loss).
(4) Gross written premiums are the amount received or to be received for insurance policies written by the Company without reduction for acquisitions costs, reinsurance costs or other deductions.
(5) Net written premiums represent gross written premiums less premiums ceded to (reinsured by) other insurers.
(6) The loss ratio is calculated by dividing losses and loss adjustment expenses by premiums earned.
(7) The expense ratio is calculated by dividing amortization of deferred policy acquisition costs and other underwriting expenses by premiums earned.
(8)  The combined ratio is the addition of the loss ratio and expense ratio.

Penn-America Group, Inc. and Subsidiaries
Management's Discussion and Analysis of Financial Condition and
Results of Operations

Restatement of Financial Information

In the fourth quarter of 2002, the Company amended its accounting policy relating to the timing of recording other-than-temporary ("OTT") declines in the market value of equity securities. As a result, the Company recorded OTT write-downs on certain equity securities for the periods ended December 31, 2001, 2000 and 1999. This restatement affected net income for each of these periods but had no effect on Consolidated Stockholders' Equity since the unrealized loss on these securities was already recorded in Accumulated Other Comprehensive Income (Loss) in the Consolidated Balance Sheets and Statements of Stockholders' Equity.

The effect of the restatement on total revenues, net income (loss), and basic and diluted net income (loss) per share was as follows:

                                                                         Year Ended December 31,
                                 --------------------------------------------------------------------------------------------------
                                              2001                               2000                               1999
                                 --------------------------------------------------------------------------------------------------
(In thousands,                           As               As               As                As                As               As
except per share data)             Reported         Restated         Reported          Restated          Reported         Restated
-----------------------------------------------------------------------------------------------------------------------------------
Total revenues                    $  99,718        $  99,095        $ 100,572         $  99,095         $  96,055        $  95,104
Net income (loss)                     5,351            4,940           (3,856)           (4,831)            2,038            1,410
Net income (loss) per
   basic and diluted share             0.47             0.43            (0.33)            (0.42)             0.16             0.11
-----------------------------------------------------------------------------------------------------------------------------------

The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes included therein.

General

Penn-America Group, Inc. ("PAGI") is a specialty property and casualty insurance holding company which, through its subsidiary, Penn-America Insurance Company and its subsidiary Penn-Star Insurance Company (collectively "Penn-America" or the "Company"), markets and underwrites commercial property, general liability and multi-peril insurance for small businesses located primarily in small towns and suburban and rural areas. Penn-America writes business in all 50 states and the District of Columbia.

Penn-America's insureds consist primarily of small businesses including restaurants, apartments, retail stores and non-residential service contractors. In addition, the Company has developed customized products and coverages for other small commercial insureds such as day-care facilities, fitness centers and special events. The Company selects only insurance lines of business and industry segments for which it reasonably can evaluate the probability of future loss exposure. Therefore, the Company avoids high-hazard risks and high-hazard lines of business such as medical malpractice and environmental liability. The small businesses that the Company targets and their retail brokers have limited access to larger standard lines insurers. The industry calls this underserved market the "excess and surplus lines marketplace."

The excess and surplus lines marketplace is a secondary or residual market for businesses that are unable to obtain coverage from standard lines carriers for a variety of reasons, which include:

o the "non-standard" nature of the insureds is not within the risk-taking appetite of standard lines carriers;

o the relatively small account size generates insufficient premiums for the standard lines carriers to cover their overhead expenses;

o the location of the businesses in small towns or rural areas is too remote to be reached economically by the retail agent system of standard lines carriers; and

o the retail agents produce insufficient premiums to warrant a direct appointment from a standard lines carrier.

The Company believes these challenges in its marketplace are balanced by the benefits of operating in the excess and surplus lines marketplace which include:

o    higher prices than the standard lines segment;

o more flexibility in offering coverage forms, particularly in designing exclusions for specific loss exposures; and

o    lower premium taxes and guaranty fund assessments.

The Company writes business on both an admitted and non-admitted basis in 37 states, on only an admitted basis in one state and on only a non-admitted basis in 12 states and the District of Columbia. The Company chooses in each state whether to write business on an admitted or non-admitted basis based upon the Company's analysis of competition in each state. Writing business on an admitted basis is highly regulated. The regulations, which vary by state, generally govern licensing, underwriting rules, rates and policy forms, and require insurance companies to pay premium taxes and guaranty fund assessments. Writing business on a non-admitted basis is significantly less regulated and provides much more freedom in setting rules, rates and policy forms and removes insurance companies from premium taxes and guaranty fund assessment liabilities. Coverage written on a non-admitted basis is less comprehensive than coverage issued on an admitted basis. If the Company chooses non-admitted status, the Company could be at a competitive disadvantage to carriers writing on an admitted basis if those competitors choose to offer coverages that are more comprehensive and attractive to an insured.

Penn-America markets its products through 57 general agents, who in turn produce business through more than 25,000 retail insurance brokers located throughout the United States. Penn-America believes that its distribution network enables it effectively to access these numerous small markets at a relatively low fixed-cost through the marketing, underwriting and administrative support of its general agents. These general agents and their retail insurance brokers have local market knowledge and expertise that enable the Company to access these markets more effectively.

Penn-America's distribution strategy is to maintain strong relationships with a select group of high-quality general agents. The Company believes that its network of general agents is smaller than its competitors because of a detailed selection process. The Company carefully selects a limited number of general agents based on their experience and reputation and strives to preserve each agent's franchise value within its marketing territory. The Company seeks to increase its written premiums with these general agents and to develop strong, long-standing relationships by providing a high level of service and support. For example, the Company tries to respond to its general agents' requests for quotes within 24 hours. The Company also supplies Internet and Web site technology support at no cost to the general agents. The Company believes these activities create goodwill with the general agents and strengthens its relationship with them. The Company's strategy has resulted in strong and consistent growth. From 1992 to 2002 the Company's commercial gross written premiums grew from $22.6 million to $157.4 million (a 21% compounded annual growth rate), with only a modest increase in the number of general agents from 38 to 57.

Commercial Gross Written Premiums Per General Agent
                                                                                    Compound
                                                                                      Annual
(Dollars in millions)                                        1992           2002     Growth%
---------------------------------------------------------------------------------------------
Commercial gross written premiums                          $   22.6      $  157.4      21%
Number of general agents                                         38            57       4%
Commercial gross written premiums per general agent        $   0.59      $    2.8      17%
---------------------------------------------------------------------------------------------

Core Commercial Business

The Company underwrites its core commercial business, which excludes the Company's exited commercial automobile business (see "Exited Lines", below) on Binding authority, Submit and Specialty lines bases.

The following is a summary of the three underwriting approaches:

Binding authority business represents risks that may be quoted and bound by the Company's general agents prior to the Company's underwriting review.

Submit business represents risks that must be submitted by the Company's general agents to the Company prior to quoting or binding the account.

Specialty lines business represents risks that meet specific, pre-determined industry-segment and territorial parameters and may be quoted or bound by the Company's general agents prior to the Company's underwriting review.

Binding authority business accounted for approximately 90% of the Company's core commercial gross written premiums in 2002. Of this amount, approximately 85% was bound by general agents in accordance with the Company's underwriting manual, with the remaining 15% subject to the Company's approval. The Company provides its general agents with a comprehensive, regularly updated underwriting manual, which also is available online through a private intranet site called PennLINK. This manual clearly outlines the Company's risk eligibility, pricing, underwriting guidelines and policy issuance instructions. Penn-America closely monitors the underwriting quality of its business through on-line system edits and in-force account reviews. The Company also periodically audits each agent's office to determine if the Company's underwriting guidelines are followed in all aspects of risk selection, underwriting compliance, policy issuance and pricing. In addition to standard commissions, the Company provides strong incentives to its general agents to produce profitable business through a contingent profit commission structure that is tied directly to underwriting profitability. Payments of these contingent profit commissions have been through the issuance of shares of PAGI common stock and cash. Since 1996, the Company has awarded agents approximately 360,000 shares of PAGI common stock through its contingent profit commission structure.

The Company began writing business on a Submit basis in 1999 in response to general agents who had risks similar to the Company's risk profile but were outside of their underwriting authority. This provides a market to the Company's general agents for approximately 75 classes of business. One hundred percent of the business is quoted and bound by Penn-America's underwriters; general agents have no binding authority for Submit business. This business accounted for approximately 5% of core commercial gross written premiums in 2002.

Specialty lines business, which accounted for approximately 5% of the Company's core commercial gross written premiums in 2002, represents specialized underwriting and marketing programs for individual general agents based upon specific territorial needs and opportunities. The individual general agent typically is given exclusive marketing authority for the program subject to territorial limitations. For example, Penn- America has developed programs for cargo and Alaska dwellings.

Exited Lines

The Company exited non-standard personal automobile business in 1999. As a result, there were no gross written premiums in 2002 for that line of business, compared with $2,000 in 2001 and $2.8 million in 2000.

The Company offered commercial automobile coverage from 1998 through the first quarter of 2001. In late 2000, the Company announced that it was exiting this line of business due to unsatisfactory underwriting results. Gross written premiums for commercial automobile business decreased to $33,000 in 2002 from $1.1 million in 2001 and $11.5 million in 2000.

Competition

The property and casualty insurance industry is highly competitive and includes several thousand insurers, ranging from large companies offering a wide variety of products worldwide to smaller, specialized companies in a single state or region offering only a single product in some cases. The Company competes with a number of insurers in attracting quality general agents and in selling insurance products. Many of the Company's existing or potential competitors are larger excess and surplus lines and specialty admitted insurers that have considerably greater financial and other resources, have greater experience in the insurance industry and offer a broader line of insurance products than the Company. The Company believes that in order to be successful in its market, it must be aware of pricing cycles and must be able to minimize the impact of these cycles through tight expense control and superior customer service.

Another competitive factor is the rating assigned by independent rating organizations such as A.M. Best Company. Penn-America and Penn-Star currently have a pooled rating from A.M. Best of "A-"(Excellent). "A-" is the fourth highest of 16 rating categories. These ratings are based upon factors of concern to policyholders and are not directed toward the protection of investors.

The Company believes that its distribution strategy of building and maintaining strong relationships with a small number of high-quality general agents who are enabled with the latest technological innovation provides a competitive advantage in the markets it targets.

Reinsurance

The Company purchases reinsurance through contracts called "treaties" to reduce its exposure to liability on individual risks and to protect against catastrophic losses. Reinsurance involves transferring or "ceding" a portion of the Company's exposure on a risk to another insurer (the "reinsurer"). The reinsurer assumes the exposure in return for a portion of the premium. The ceding of liability to a reinsurer does not legally discharge the Company from its liability for the full amount of the policies on which it obtains reinsurance. The Company will be required to pay the entire loss if the reinsurer fails to meet its obligations under the reinsurance agreement.

In formulating its reinsurance programs, the Company is selective in its choice of reinsurers and considers numerous factors, the most important of which are the financial stability of the reinsurer, its history of responding to claims and its overall reputation. In an effort to minimize its exposure to the insolvency of its reinsurers, the Company evaluates the acceptability and reviews the financial condition of each reinsurer annually. The Company's policy is to use only reinsurers that have an A.M. Best rating of "A-"(Excellent) or better and have at least $500 million in policyholders' surplus.

Since September 2001, the Company's multiple-line excess of loss reinsurance treaty has been with American Re, part of the Munich Re Group. American Re is rated "A+" (Superior) by A.M. Best. For the three years prior to September 1, 2001, General Reinsurance Corporation, rated "A++" (Superior) by A.M. Best, was the Company's reinsurer on its multiple-line excess of loss treaty. The following is a summary of the Company's multiple-line excess of loss reinsurance treaty.

Line of Business          Company Policy Limit                    Reinsurance Coverage / Company Retention
-----------------------------------------------------------------------------------------------------------------------------------
Property                   $2.0 million per risk                  $1.7 million per risk / $3.0 million per
                                                                  occurrence in excess of $300,000 per risk

Commercial automobile      $1.0 million per occurrence            $750,000 per occurrence in excess of $250,000 per occurrence

General liability          $3.0 million per occurrence            $2.5 million per occurrence in excess of $500,000 per occurrence
-----------------------------------------------------------------------------------------------------------------------------------

The Company's combined retention for any one loss resulting from a common occurrence involving both the property and general liability coverage on a single risk is $500,000. The Company's multiple-line excess of loss reinsurance treaty also includes casualty excess coverage, which covers exposures such as punitive damages and other extra-contractual obligations, losses in excess of policy limits (such as bad faith and errors and omissions), liability actions brought by two or more of the Company's insureds against each other resulting from the same occurrence and loss adjustment expenses.

The Company offers umbrella liability policies up to $5.0 million per occurrence. These policies are reinsured with American Re for 90% of policy limits up to $1.0 million per occurrence and 100% of policy limits to $4.0 million in excess of $1.0 million per occurrence.

The Company maintains a catastrophic loss reinsurance program. As of January 1, 2003, the terms of this program provide for 100% retention of the first $1.0 million per occurrence, and reinsurance of 100% of $29.0 million per occurrence in excess of $1.0 million per occurrence.

The Company's catastrophic loss reinsurance program includes: American Agricultural Insurance Company, Converium (North America), Converium (UK), Everest Reinsurance Company, Hannover Ruckversicherungs, PXRE Reinsurance Company, Shelter Reinsurance Company, Sirius International Insurance Corporation and XL Re Ltd. All of these reinsurers are rated "A-"(Excellent) or higher by A.M. Best and have policyholders' surplus greater than $500 million.

The Company may write individual policies with limits of liability greater than the aforementioned Company policy limits. These limits of liability are 100% reinsured on a facultative reinsurance basis

Terrorism Risk Insurance Act of 2002

On November 26, 2002, President Bush signed the Terrorism Risk Insurance Act of 2002 ("the Act") into law. The purpose of the Act is to establish a temporary federal program that provides a system of shared public and private compensation for insured losses resulting from certain acts of terrorism. The Act defines an act of terrorism as any violent act that is certified by the Secretary of the Treasury that results in $5.0 million of damage within the United States (or outside the United States in the case of an air carrier or a vessel) and that is committed by an individual or individuals acting on behalf of a foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion ["certified act(s) of terrorism"].

The Act specifies that the federal share of losses resulting from a certified act of terrorism will be 90% of all insured losses above each insurance carrier's deductible, subject to a maximum federal aggregate liability of $100.0 billion. An insurance carrier's deductible for certified acts of terrorism will be based on a percentage of direct earned premiums for the calendar year prior to the start of each program year. For 2003, the Company's deductible for certified acts of terrorism will be 7% of the Company's direct earned premium for the year ended December 31, 2002, or $9.3 million.

The Act also specifies that exclusions for certified acts of terrorism in property and casualty insurance contracts that were in-force on November 26, 2002 are void and may be reinstated only with a written authorization from the insured, or if the insured fails to pay any increase in premium applicable to coverage for certified acts of terrorism. In addition, the Act requires insurance carriers to offer coverage for certified acts of terrorism for all policies written after November 26, 2002.

At November 26, 2002, the Company had approximately 56,000 policies in-force that were subject to the provisions of the Act. Approximately 89% of these policies contained terrorism exclusions which were voided under the Act. In the first quarter of 2003, the Company offered coverage for certified acts of terrorism to these policyholders as required by the Act. The Company expects a majority of these policyholders to decline this coverage either by written request or by failure to pay the additional premium due.

The Company's multiple-line excess of loss reinsurance treaty provides reinsurance protection for certified acts of terrorism, unless the insured losses involve the use or release of nuclear, biological, chemical or radioactive ("NBCR") materials. The Company's property catastrophic loss reinsurance treaty excludes insureds' losses for certified acts of terrorism. Effective January 1, 2003, the Company purchased a multipleline quota share treaty that provides reinsurance protection for certified acts of terrorism relating to new and renewal policies effective January 1, 2003 or later.

As a result of the provisions of the Act and the reinsurance protection provided by the Company's reinsurance treaties and the federal program, the following represents the Company's retention relating to certified acts of terrorism:

Reinsurance Treaty/Program                                              Company Retention
-----------------------------------------------------------------------------------------------------------------------------------
Multiple-line excess of loss treaty(1)                           The Company  retains the first $300,000 per property risk,  subject to a maximum of $3.0 million per occurrence/aggregate and the first
                                                                 $500,000 per general liability occurrence,  subject to a maximum of
                                                                 $3.0 million per occurrence/aggregate.

Property catastrophic loss treaty                                This treaty  excludes all losses  resulting  from certified acts of terrorism.

Multiple-line quota share treaty                                 The Company  retains  20% of the first $5.0  million per applies to
for certified acts of terrorism                                  new  and   renewal   policies   effective   January   1,  2003  and
                                                                 occurrence/aggregate  plus $4.3 million in excess of $5.0  million.
                                                                 This treaty later.

Federal Terrorism Insurance Program                              The Company retains the first $9.3 million per occurrence/aggregate plus 10% of losses in excess of $9.3 million.

-----------------------------------------------------------------------------------------------------------------------------------

(1) Treaty excludes reinsurance protection for insureds' losses for certified acts of terrorism relating to the use or release of NBCR materials.

The Company believes that its exposure to insured losses resulting from certified acts of terrorism will not have a material effect on its financial condition.

Results of Operations

Year ended December 31, 2002 compared with year ended December 31, 2001

Premiums earned were $115.1 million for the year ended December 31, 2002 compared with $88.9 million for the year ended December 31, 2001. The Company's core commercial lines premiums earned (excluding exited lines of business) increased 36.5% to $115.0 million, attributable to the increase in net written premiums for the year ended December 31, 2002 as compared with the year ended December 31, 2001. The Company previously announced that it exited both commercial automobile and non-standard personal automobile lines of business. Premiums earned for these exited lines of business decreased to $40,000 for the year ended December 31, 2002, compared with $4.7 million for the year ended December 31, 2001.

Gross written premiums, which represent the amount received or to be received for insurance policies written without reduction for acquisition costs, reinsurance costs or other deductions, increased 60.0% for the year ended December 31, 2002 to $157.4 million compared with $98.4 million for the year ended December 31, 2001. This increase was attributable to rate increases, strong growth in new business and higher average exposures per policy.

Ceded written premiums, the portion of gross written premiums reinsured by unaffiliated insurers, increased to $22.8 million for the year ended December 31, 2002 compared with $11.3 million for the year ended December 31, 2001. The increase in ceded written premiums was due primarily to growth in gross written premiums and an approximately 40% increase in reinsurance rates on the Company's multiple-line excess of loss reinsurance treaty.

Net written premiums, which are gross written premiums less ceded written premiums, increased 54.6% for the year ended December 31, 2002 to $134.7 million compared with $87.1 million for the year ended December 31, 2001. The increase in net written premiums was consistent with the increase in gross written premiums, but was offset partially by higher reinsurance costs.

Net investment income increased to $11.8 million for the year ended December 31, 2002 compared with $11.3 million for the year ended December 31, 2001, primarily due to growth in average invested assets, partially offset by a decrease in the average yield on fixed-maturity investments and lower interest rates on overnight cash balances.

Net realized investment gain was $1.3 million for the year ended December 31, 2002, compared with a $1.2 million net realized investment loss for the year ended December 31, 2001. The net realized investment gain for the current period consists mainly of a net realized gain on the sale of certain fixed-maturity investments of $2.9 million, offset by other-than-temporary impairment write-downs on certain of the Company's fixed-maturity and equity securities of $1.3 million and net realized losses of $0.3 million on sales of certain equity investments.

Losses and loss adjustment expenses increased 23.3% to $75.1 million for the year ended December 31, 2002 from $60.9 million for the year ended December 31, 2001. The loss ratio for the year ended December 31, 2002 was 65.3 compared with
68.5 for the year ended December 31, 2001. The loss ratio is calculated by dividing losses and loss adjustment expenses by premiums earned. This improvement is attributable to rate increases implemented in 2001 and 2002 and exiting of the commercial automobile line of business, partially offset by $2.4 million in losses and loss adjustment expenses attributable to insured events of prior years.

Amortization of deferred policy acquisition costs ("ADAC") increased 27.7% to $29.0 million for the year ended December 31, 2002 from $22.7 million for the year ended December 31, 2001 primarily due to the growth in premiums earned.

Other underwriting expenses increased 3.4% to $8.3 million for the year ended December 31, 2002 from $8.0 million for the year ended December 31, 2001. This increase was attributable mainly to increases in salary and benefit expenses associated with the hiring of additional underwriting and marketing personnel.

The overall GAAP combined ratio, which is the sum of the loss and expense ratios, improved to 97.7 for the year ended December 31, 2002 from 103.1 for the year ended December 31, 2001. The loss ratio improved to 65.3 for the year ended December 31, 2001 from 68.5 for the year ended December 31, 2001. The GAAP expense ratio, which is calculated by dividing the sum of ADAC and other underwriting expenses by premiums earned, improved to 32.4 for the year ended December 31, 2002 from 34.6 for the year ended December 31, 2001. The GAAP combined ratio is a standard measure of underwriting profitability used throughout the property and casualty insurance industry. A ratio below 100.0 generally indicates profitability.

The factors described above resulted in net income for the year ended December 31, 2002 of $10.5 million or $0.90 per basic share and $0.88 per diluted share compared with net income of $4.9 million or $0.43 per share (basic and diluted) for the year ended December 31, 2001.

Year ended December 31, 2001 compared with year ended December 31, 2000

Premiums earned decreased 2.8% to $88.9 million for the year ended December 31, 2001 from $91.4 million for the year ended December 31, 2000. Premiums earned for the Company's core commercial lines (excluding exited lines of business) increased $4.0 million, or 5.0%. This increase was offset by a decrease in premiums earned on the exited commercial and non standard personal automobile lines of business of $6.6 million or 58.3%.

Gross written premiums decreased 10.4% to $98.4 million for the year ended December 31, 2001 from $109.8 million for the year ended December 31, 2000. The decrease was due to the decline of $13.2 million in gross written premiums for the exited commercial and non-standard personal automobile lines. Core commercial gross written premiums increased 1.9% in 2001 to $97.3 million from $95.5 million in the prior year. This increase was attributable mainly to rate increases implemented during the year as well as growth in new business, which were offset partially by a decline in the renewal ratio due to the Company's decision to exit the residential contractors industry segment.

Ceded written premiums decreased to $11.3 million for the year ended December 31, 2001 compared with $12.5 million for the year ended December 31, 2000. The decline in ceded written premiums is due primarily to the decline in gross written premiums.

Net written premiums decreased 10.4% to $87.1 million for the year ended December 31, 2001 from $97.3 million for the year ended December 31, 2000. This decline was consistent with the drop in gross written premiums.

Net investment income increased 8.5% to $11.3 million for the year ended December 31, 2001 from $10.5 million for the year ended December 31, 2000. The increase resulted principally from an increase in the investment yield of the fixed-maturity investment portfolio and the growth in invested assets, partially offset by a decline in interest rates on overnight cash balances.

Net realized investment loss for the year ended December 31, 2001 was $1.2 million for the year ended December 31, 2001 as compared with $2.8 million for the year ended December 31, 2000. Net realized investment loss for the years ended December 31, 2001 and 2000 included other-than-temporary impairment writedowns on certain preferred and common stock investments of $1.2 million and $1.7 million, respectively.

For the year ended December 31, 2001, the other-than-temporary impairment write-down was due primarily to declines in the market value of two common stock exchange-traded funds, S & P 500 Depositary Receipts and Biotech Holders Trust, totalling $1.0 million. For the year ended December 31, 2000, the other-than-temporary impairment write-downs were due to declines in the market value of 12 preferred stock securities totalling $1.3 million and one common stock exchange-traded fund, AMEX Technology, totalling $0.4 million.

Losses and loss adjustment expenses decreased 19.2% to $60.9 million in 2001 as compared with $75.4 million in 2000. The 2000 operating results included strengthening of prior year loss reserves of $9.2 million. This prior year reserve increase related principally to the commercial automobile liability, commercial multiperil liability and other liability lines of business.

The September 11, 2001 tragedies in New York, Washington D.C. and Pennsylvania resulted in no property or casualty losses to the Company.

Amortization of deferred policy acquisition costs decreased 9.9% to $22.7 million for the year ended December 31, 2001 from $25.2 million for the year ended December 31, 2000. The decrease was due to lower commission rates to general agents that were implemented in the third quarter of 2000 and lower premium taxes as a result of writing a larger portion of business on a non-admitted basis. Also contributing to the decrease were lower commissions related to the exited lines of business. Non-standard personal automobile commission rates were higher than commercial rates.

Other underwriting expenses increased 37.3% to $8.0 million for the year ended December 31, 2001 from $5.9 million for the year ended December 31, 2000. This increase was due to the recording of additional expenses related to guarantee fund assessments and an increase in the allowance for doubtful accounts. Costs related to audits of assureds' records and salary expenses also were higher in 2001 than in the prior year.

The overall GAAP combined ratio decreased to 103.1 for the year ended December 31, 2001 compared with 116.4 for the year ended December 31, 2000. The loss ratio decreased to 68.5 for the year ended December 31, 2001 from 82.4 for the year ended December 31, 2000. As noted above, 2000 operating results included the strengthening of prior year loss reserves by $9.2 million. This strengthening added approximately 10.0 points to the 2000 loss and combined ratios. The GAAP expense ratio for the year ended December 31, 2001, increased slightly to 34.6 from 34.0 for the year ended December 31, 2000.

The factors described above resulted in net income for the year ended December 31, 2001 of $4.9 million or $0.43 per share (basic and diluted) as compared with a net loss of $4.8 million or $0.42 per share (basic and diluted) for the year ended December 31, 2000.

Critical Accounting Estimates and Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

The Company has identified that the establishment of reserves for unpaid losses and loss adjustment expenses and the valuation of investments are critical accounting estimates because they involve a high degree of judgment. Although variability is inherent in these estimates, the Company believes the amounts provided are appropriate based upon the facts available at the time. See the Investment Portfolio section beginning on page 26 for information related to the valuation of investments.

The Company is directly liable for losses and loss adjustment expenses under the terms of the insurance policies it writes. In many cases, several years may lapse between the occurrence of an insured loss, the reporting of the loss and the payment of that loss. The Company reflects its liability for the ultimate payment of all incurred losses and loss adjustment expenses by establishing loss and loss adjustment expense reserves as balance sheet liabilities for both reported and unreported claims.

When a claim involving a probable loss is reported, the Company establishes a case reserve for the estimated amount of its ultimate loss. The estimate of the amount of the ultimate loss is based upon factors such as:

o    the type of loss;

o    the jurisdiction of the occurrence;

o    the Company's knowledge of the circumstances surrounding the claim;

o    the severity of injury or damage;

o    the potential for ultimate exposure; and

o    policy provisions relating to the claim.

The Company determines loss adjustment expenses as a percentage of expected indemnity losses based on historical patterns adjusted to current experience.

In addition to case reserves, the Company establishes reserves on an aggregate basis to provide for incurred but not reported losses and loss adjustment expenses, commonly referred to as "IBNR." To establish reserves for IBNR, the Company must estimate the ultimate liability based primarily on past experience. The Company applies a variety of traditional actuarial techniques to estimate its ultimate liability. The techniques recognize, among other factors:

o    the Company's and the industry's experience;

o    historical trends in reserving patterns and loss payments;

o    the impact of claim inflation;

o    the pending level of unpaid claims;

o    the cost of claim settlements;

o    the line of business mix; and

o the economic environment in which property and casualty insurance companies operate.

The Company continually reviews these estimates and, based on new developments and information, the Company includes adjustments of the probable ultimate liability in the operating results for the periods in which the adjustments are made. In general, initial reserves are based upon the actuarial and underwriting data utilized to set pricing levels and are reviewed as additional information, including claims experience, becomes available. The establishment of loss and loss adjustment expense reserves makes no provision for the broadening of coverage by legislative action or judicial interpretation; or the emergence of new types of losses not sufficiently represented in the Company's historical experience, or that cannot yet be quantified. The Company regularly analyzes its reserves and reviews pricing and reserving methodologies so that future adjustments to prior year reserves can be minimized. However, given the complexity of this process, reserves will require continual updates and the ultimate liability may be higher or lower than previously indicated. The Company does not discount its loss reserves.

The table below illustrates the sensitivity to a hypothetical change in the Company's net loss and loss adjustment expense reserves as of December 31, 2002. The selected scenarios are not predictions of future events, but rather illustrative of the effect that such events may have on stockholders' equity.

                                                                                                  Percentage
(Dollars in thousands)                         Balance of Net           Change in Net               Increase
                                                Loss and Loss           Loss and Loss          (Decrease) in
Hypothetical Change in Net Loss and                Adjustment              Adjustment          Stockholders'
Loss Adjustment Expense Reserves             Expense Reserves        Expense Reserves                 Equity
------------------------------------------------------------------------------------------------------------------
7.5% increase                                       $118,463                $  8,265                  (4.7)%
5.0% increase                                        115,708                   5,510                  (3.1)
2.5 % increase                                       112,953                   2,755                  (1.6)
As recorded on December 31, 2002                     110,198                      --                    --
2.5 % decrease                                       107,443                  (2,755)                  1.6
5.0 % decrease                                       104,688                  (5,510)                  3.1
7.5 % decrease                                       101,933                  (8,265)                  4.7
------------------------------------------------------------------------------------------------------------------

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

                                                Year ended December 31,
                                     ------------------------------------------
(In thousands)                          2002            2001            2000
-------------------------------------------------------------------------------
Balance, beginning of year            $119,598        $115,314        $ 93,719
Less reinsurance recoverable            25,552          24,093          18,086
                                     ------------------------------------------
Net balance, beginning of year          94,046          91,221          75,633
Incurred related to:
   Current years                        72,702          60,885          66,214
   Prior years                           2,406              36           9,164
                                     ------------------------------------------
Total incurred                          75,108          60,921          75,378
Paid related to:
   Current year                         22,906          19,913          26,273
   Prior year                           36,050          38,183          33,517
                                     ------------------------------------------
Total paid                              58,956          58,096          59,790
Net balance, end of year               110,198          94,046          91,221
Plus reinsurance recoverable            27,549          25,552          24,093
                                     ------------------------------------------
Balance, end of year                  $137,747        $119,598        $115,314
-------------------------------------------------------------------------------

In 2002, the Company increased incurred losses and loss adjustment expenses attributable to insured events of prior years by $2,406,000. The increase is attributable to an increase in estimates for loss and loss adjustment expense reserves of $5,100,000 for commercial liability lines of business, partially offset by reductions in estimates by $2,700,000 for the commercial property lines of business.

The Company's change in estimates in 2002 for the commercial property lines resulted from lower costs per claim than expected for the 2001 accident year. As of December 31, 2001, the Company anticipated an increase in the average cost per claim of approximately 11% to $9,200 for the 2001 accident year as compared with $8,300 for the 2000 accident year. During 2002, the 2001 accident year developed more favorably than originally anticipated, as the average cost per claim declined to approximately $8,000. Consequently, the Company reduced its estimates by $2,700,000 in 2002.

The Company's change in estimates in 2002 for the commercial liability lines resulted primarily from an increase of $2,300,000 due to a lengthening of the selected development patterns on all accident years as closing patterns on claims closed in 2002 varied from the Company's historical experience. The remainder of the change is due primarily to increases in estimates for loss adjustment expenses as paid development patterns during 2002 were in excess of expectations at December 31, 2001.

In 2001, the Company increased incurred losses and loss adjustment expenses attributable to insured events of prior years by $36,000. This increase related entirely to the commercial automobile line of business. Additionally, the Company increased its estimate for loss and loss adjustment expense reserves by $1,800,000 for commercial multi-peril liability and reduced its estimates by $1,400,000 for non-standard personal automobile and $400,000 for commercial multi-peril property.

The Company increased its estimate in 2001 for the commercial multi-peril liability line of business by $1,800,000 due to the development of outstanding claim reserves on claims occurring primarily in 1998 and 1999. In 2001, incurred losses on the 1998 and 1999 accident year increased approximately $1,300,000 more than anticipated based on historical development patterns. The increase is attributed primarily to higher than expected average settlement costs per claim for the 1998 and 1999 accident years. This increase was offset almost entirely by a reduction in the Company's estimate for the non-standard personal automobile line of business due to favorable settlements on closed claims. The decrease is attributed primarily to lower than expected average settlement costs per claim for the 1998 and 1999 accident years.

In 2000, the Company increased incurred losses and loss adjustment expenses attributable to insured events of prior years by $9,164,000. The increase is attributable primarily to changes in the Company's estimates for losses and loss adjustment expense reserves of $1,400,000 for commercial automobile, $3,900,000 for commercial multi-peril liability and $3,400,000 for other liability lines of business.

The Company began writing commercial automobile coverage for vehicles and light trucks in 1998. The initial estimates for 1998 and 1999 were based on a relatively low level of claims reported to the Company. As of December 31, 1999, the Company's expectations of claim reporting patterns were based on industry experience, since limited Company experience was available. In 2000, the Company received more claims than initially expected for accident years 1998 and 1999. Consequently, the Company increased its estimate by $1,400,000 in 2000. In the fourth quarter of 2000, the Company exited the commercial automobile line of business due to unsatisfactory underwriting results.

The change in estimates in 2000 for the commercial multi-peril line of business resulted principally from an unexpected increase in reported liquor liability claims on policies written in 1998 and 1999. In 2000, the Company increased its estimate by $3,900,000. In 2000, the Company revised its underwriting guidelines to reduce significantly its exposure to liquor liability for bars and taverns in certain states. Ultimately, this revision limited liquor liability coverage only to certain states and certain insureds.

The change in estimates in 2000 for the other liability line resulted principally from construction defect claims, which were new types of claims that were not anticipated when the Company wrote these policies between 1991 and 1996. In 2000, the Company received an increased number of construction defect claims predominantly related to insureds who operated as sub-contractors in the state of California. Prior to 2000, most construction defect litigation was targeted at general contractors and housing developers. However, as their policy limits became eroded due to the vast number of litigants, plaintiff attorneys sought additional recoveries from sub-contractors. Consequently, with the increased number of claims reported, combined with expected costs to defend these construction defect claims, the Company increased its estimate by $3,400,000.

While the Company has increased loss and loss adjustment expense reserves for prior year insured events in each of the last three years, the Company believes that its loss and loss adjustment expense reserves at December 31, 2002 represent its best estimate of amounts required to settle its a related liabilities for two reasons. First, a significant portion of the prior year reserve increases related to business the Company no longer writes including non-standard personal and commercial automobile lines of business, residential contractors and sub-contractors and restaurants, bars and taverns with significant exposure to liquor liability losses. Second, in 2000, the Company implemented improvements in the loss reserving process, including the development of monthly and quarterly loss and loss adjustment expense reserve analyses and the creation of a Reserve Committee that meets quarterly.

In the first quarter of 2003, the Company received an unexpected increase in the number of new claims reported relating to four policies issued to a single insured between January 1, 1980 and April 1, 1983. The insured is a manufacturer of safety equipment including industrial masks and the new claims reported allege existing and potential bodily injury due to a medical condition called silicosis. This is the only insured with which the Company has open claims relating to this type of injury. The original policies covered products and completed operations only and were issued with a $500,000 indemnity policy aggregate limit of liability and a $5,000 insured deductible per claim. At this time, it is not possible to evaluate the probability of a favorable or unfavorable outcome on these claims. The Company believes that the amount of any losses or loss adjustment expenses, if any, will not have a material effect on the Company's financial position or results of operations.

Incurred losses and loss adjustment expenses include estimates recorded as loss and loss adjustment expense reserves on the balance sheet for the ultimate payment on both reported and unreported claims. The Company changes its estimates for loss and loss adjustment expense reserves as new events occur, as more loss experience is acquired or as additional information is received. Estimates for loss and loss adjustment expense reserves result from a continuous review process and the change in these estimates, as required by SFAS No.60, Accounting and Reporting by Insurance Enterprises, is recorded in the period in which a change in these estimates is made.

The following table presents accident year loss and loss adjustment expense ratios (the sum of losses and loss adjustment expenses divided by premiums earned) for the 10 most recent accident years (the year in which the loss occurred), as recorded as of December 31 for 1993 through 2002 after giving effect to the increase in loss and loss adjustment expenses relating to changes in estimates of insured events of prior years. These "accident year" loss ratios differ from the loss ratios included in the Company's financial statements in that the latter loss ratios are based upon the year in which the Company recognizes the loss for accounting purposes, regardless of when the loss actually occurred or was reported to the Company.

                                                        As of December 31,
                  ------------------------------------------------------------------------------------
Accident Year           1993    1994    1995    1996    1997    1998    1999    2000    2001    2002
------------------------------------------------------------------------------------------------------
1993                    69.5    68.0    66.1    67.3    69.7    68.9    70.9    70.2    71.3    72.2
1994                            69.5    66.2    65.3    66.3    66.0    69.1    72.0    71.8    72.6
1995                                    65.6    63.0    61.9    62.3    63.9    65.4    65.1    66.0
1996                                            63.8    62.1    64.7    68.1    68.3    69.4    69.4
1997                                                    62.6    60.6    62.4    62.0    62.1    64.2
1998                                                            62.2    63.6    65.8    65.0    65.7
1999                                                                    63.8    68.2    70.0    72.3
2000                                                                            72.4    70.2    70.5
2001                                                                                    68.5    63.8
2002                                                                                            63.2
------------------------------------------------------------------------------------------------------

Liquidity and Capital Resources

PAGI is a holding company, the principal asset of which is the common stock of Penn-America. At December 31, 2002, PAGI's capital structure consisted of common stockholders' equity of $116.6 million and Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Junior Subordinated Debentures ("Trust Preferred Securities") of $15.0 million. At December 31, 2001 PAGI's capital structure consisted of Common Stockholders' Equity of $80.4 million.

During the fourth quarter of 2002, the Company issued 2,990,000 shares of its common stock through a public offering at a price of $8.50 per share. Proceeds from the offering amounted to $23.5 million, after deducting underwriting and other offering costs of $1.9 million. In addition, Penn-America Statutory Trust I, a Delaware statutory business trust formed by PAGI, issued 15,000 floating rate Trust Preferred Securities, generating gross proceeds of $15.0 million and net proceeds, after deducting offering costs of $462,000, of $14.5 million. Proceeds from the sale of the Trust Preferred Securities were used to purchase PAGI's Floating Rate Junior Subordinated Deferrable Interest Debentures ("the Debentures"). For more information on the Trust Preferred Securities and the Debentures see Note 11 of Notes to the Consolidated Financial Statements.

The Company contributed virtually all of the proceeds from both capital offerings to Penn-America to support the business growth of its insurance operations.

PAGI's principal source of cash to meet short-term and long-term liquidity needs, including the payment of dividends to stockholders, corporate expenses and interest on its debentures, is dividends from Penn- America Insurance Company. PAGI has no planned capital expenditures that could have an impact on its long-term liquidity needs.

Penn-America's principal sources of funds are underwriting operations, investment income and proceeds from sales and redemptions of investments. Funds are used by Penn-America Insurance Company and Penn- Star Insurance Company principally to pay claims and operating expenses, to purchase investments and to make dividend payments to PAGI. PAGI's future liquidity is dependent on the ability of Penn-America Insurance Company to pay dividends to PAGI.

The Company's insurance subsidiaries are restricted by statute as to the amount of dividends that they may pay without the prior approval of regulatory authorities. Penn-America Insurance Company may pay dividends to PAGI without advance regulatory approval only from unassigned surplus and only to the extent that all dividends in the past twelve months do not exceed the greater of 10% of total statutory policyholders' surplus, or statutory net income for the prior year. Using these criteria, the available ordinary dividend payable by Penn-America Insurance Company to PAGI for 2003 is $11,026,200. Ordinary dividends of $1.1 million and $1.6 million were paid to PAGI in 2002 and 2001, respectively. No ordinary dividends were paid to PAGI in 2000. Rather, after receiving approval from the Pennsylvania Insurance Department, Penn-America paid a $6.4 million return of capital to PAGI, which PAGI used to repurchase common stock and to pay common stock dividends and PAGI operating expenses. Penn-America Insurance Company's ability to pay future dividends to PAGI without advance regulatory approval is dependent upon maintaining a positive level of unassigned and policyholders' surplus, which, in turn, is dependent upon Penn-America Insurance Company and Penn-Star Insurance Company generating net income in excess of dividends to PAGI.

Penn-America Insurance Company and Penn-Star Insurance Company are required by law to maintain a certain minimum level of policyholders' surplus on a statutory basis. Policyholders' surplus is calculated by subtracting total liabilities from total assets. The National Association of Insurance Commissioners adopted riskbased capital standards designed to identify property and casualty insurers that may be inadequately capitalized based on inherent risks of each insurer's assets and liabilities and mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action. As of December 31, 2002, the policyholders' surplus of Penn-America Insurance Company and Penn-Star Insurance Company was in excess of the prescribed risk-based capital requirements. Penn-America Insurance Company's policyholders' surplus at December 31, 2002 was $110,262,000 and its regulatory action level was $22,532,000. Penn-Star Insurance Company's policyholders' surplus at December 31, 2002 was $37,356,000 and its regulatory action level was $8,276,000.

Net cash provided by operating activities increased to $45.1 million for the year ended December 31, 2002 from $8.4 million for the year ended December 31, 2001. The increase in net cash provided by operations resulted principally from an increase in net written premiums in 2002, while paid losses were relatively unchanged from a year ago.

Net cash used by investing activities was $85.2 million for the year ended December 31, 2002, compared with $5.5 million for the year ended December 31, 2001. This increase is attributable mostly to the improved operating cash flows, along with cash provided from financing activities that were used primarily to purchase fixed maturities available for sale.

Net cash provided by financing activities was $36.8 million for the year ended December 31, 2002 as compared to net cash used by financing activities of $1.2 million for the same period in 2001. In 2002, the Company generated net proceeds of $23.5 million from its public common stock offering, and $14.5 million from its issuance of Trust Preferred Securities.

[GRAPHIC OMITTED]

Cash and Investments Portfolio Mix

90%     Fixed maturities
        Cash and cash
3%      equilvalents
4%      Preferred stocks
3%      Common stocks


[GRAPHIC OMITTED]
Quality of Fixed-Maturity Portfolio

52%     AAA
15%     AA
26%     A
6%      BBB
1%      Below BBB


[GRAPHIC OMITTED]
Percentage of Fixed-Maturity and Preferred Stock
Portfolio by Industry Segment

36%     Financial institutions
21%     Utilities
15%     Consumer, non-cyclical
13%     Communications
5%      Industrial
3%      Consumer, cyclical
3%      Basic materials
2%      Energy
2%      Technology

Investment Portfolio

The Company's investment strategy emphasizes quality, liquidity and diversification, as well as total return. With respect to liquidity, the Company considers liability durations, specifically related to loss reserves, when determining desired investment maturities. In addition, maturities have been staggered to produce cash flows for loss payments and reinvestment opportunities. The Company outsources the management of its investment portfolio to Gen Re New England Asset Management Inc. ("NEAMS"). In accordance with the asset management agreement between the Company and NEAMS, all investment transactions are approved by the Investment Committee of the Company within 60 days of their initiation by NEAMS. At December 31, 2002, the Company held a total of $277.0 million in cash and investments. Of this amount, cash and cash equivalents represented $9.8 million, equity securities represented $18.6 million and fixed maturities represented $248.6 million.

The Company's fixed-maturity portfolio of $248.6 million was 90% of the total cash and investments as of December 31, 2002. Approximately 93% of these securities were rated "A" or better by Standard & Poor's. Standard & Poor's rates publicly traded securities in 20 categories ranging from AAA to CC. Securities with ratings from AAA to BBB- (the top ten categories) are commonly referred to as having an investment grade rating. Equity securities, which consist of preferred stocks and common stocks, (exclusively comprising exchange-traded funds), were $18.6 million or 7% of total cash and investments as of December 31, 2002.

As of December 31, 2002, the Company's investment portfolio contained $63.4 million of mortgagebacked, asset-backed and collateralized mortgage obligations. All of these securities were rated "A" or better and 80% were rated "AAA" by Standard & Poor's. These securities are publicly traded and had market values obtained from an independent pricing service. Changes in estimated cash flows due to changes in prepayment assumptions from the original purchase assumptions are revised based on current interest rates and the economic environment. The Company had no real estate or mortgages in its investment portfolio as of December 31, 2002.

The Company regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual securities. Many factors are considered in determining if any other-than-temporary impairment exists, including the length of time and extent to which the market value of the security has been less than cost, the financial condition and near-term prospects of the issuer of the security and the Company's ability and willingness to hold the security until the market value is expected to recover. The following table contains an analysis of the Company's securities with gross unrealized losses, categorized by the period that the securities were in a continuous unrealized loss position as of December 31, 2002:

                                                                        Gross                          More
                         Number of        Fair           Book      Unrealized     Six Months       Than Six
(In thousands)          Securities       Value          Value          Losses        or Less         Months
-----------------------------------------------------------------------------------------------------------
Fixed maturities              14        $16,603        $16,728        $   125        $   124        $     1

Equity securities              1          2,164          2,307            143            143             --
                                                                      -------------------------------------
                                                                      $   268        $   267        $     1
-----------------------------------------------------------------------------------------------------------

As of December 31, 2002, the Company's fixed-maturity investment portfolio had 14 securities with $125,000 of gross unrealized losses. No single issuer had an unrealized loss position greater than $30,000.

Market Risk

Market risk is the potential economic loss principally arising from adverse changes in the market value of financial instruments. The major components of market risk affecting the Company are interest rate risk and equity price risk.

Interest Rate Risk

Interest rate risk is the Company's underlying exposure to an economic loss from changes in market interest rates. The Company's primary exposure to interest rate risk is the potential impact on the market value of its fixed-maturity and preferred stock portfolio.

The Company had fixed-maturity and preferred stock investments with a market value of $260.2 million at December 31, 2002 that are subject to interest rate risk. The Company manages its exposure to interest rate risk on investments through a disciplined asset/liability matching and capital management process. In the management of this risk, the characteristics of duration, credit and variability of cash flows are critical elements. These risks constantly are assessed and balanced within the context of the Company's liability and capital position.

The table below illustrates the sensitivity of the market value of fixed-maturity and preferred stock investments to selected hypothetical changes in interest rates as of December 31, 2002. The selected scenarios are not predictions of future events, but rather illustrative of the effect that such events may have on the market value of the fixed-maturity and preferred stock portfolio and stockholders' equity.

                                            Estimated Market                                     Hypothetical Percentage
                                             Value of Fixed-                                      Increase (Decrease) in
(Dollars in thousands)                        Maturity and              Estimated         --------------------------------------
                                             Preferred Stock            Change in                                  Stockholders'
Hypothetical Change in Interest Rates           Investments           Market Value           Market Value             Equity
--------------------------------------------------------------------------------------------------------------------------------
200 basis point increase                         $237,995               $(22,211)                (8.5)%              (12.6)%
100 basis point increase                          249,118                (11,088)                (4.3)                (6.3)
No change                                         260,206                     --                   --                   --
100 basis point decrease                          271,380                 11,174                  4.3                  6.3
200 basis point decrease                          282,397                 22,191                  8.5                 12.6
--------------------------------------------------------------------------------------------------------------------------------

Equity Price Risk

Equity price risk is the Company's underlying exposure to an economic loss from the decline of common stock prices. The Company's common equity portfolio was $7.0 million at December 31, 2002.

The Company attempts to mitigate equity price risk to its common stock portfolio by investing exclusively in exchange-traded funds, or ETFs. ETFs are securities that represent an interest in a trust that owns and holds a basket of common stocks that replicate a major market index (such as the S&P 500 or the Dow Jones Industrial Average) or a portion of a major market index (such as the Value Component of the S&P). Since these securities represent an interest in the equity capital markets as a whole, or a sub-sector thereof, they are a diversified, index-based exposure to common stocks. As such, the value of these ETFs will be determined by the performance of the equity capital markets in general or of a particular sub-sector and reduces equity price risk to a single issuer of stock.

The table on the next page summarizes the Company's common equity price risk. The table illustrates the sensitivity of the market value of common stock investments to selected hypothetical changes in market prices as of December 31, 2002. The selected scenarios are not predictions of future events, but rather illustrative of the effect that such events may have on the fair value of the common stock investment portfolio and stockholders' equity.

                                                                                   Hypothetical
                                                                                    Percentage
                                                                                     Increase
(Dollars in thousands)                Estimated Market         Estimated           (Decrease) in
                                       Value of Common         Change in            Shareholders'
Hypothetical Change in Market Price   Equity Investments      Market Value             Equity
---------------------------------------------------------------------------------------------------
20% price increase                        $ 8,423               $ 1,404                  0.8%
10% price increase                          7,721                   702                  0.4
No change                                   7,019                    --                   --
10% price decrease                          6,317                  (702)                (0.4)
20% price decrease                          5,615                (1,404)                (0.8)
---------------------------------------------------------------------------------------------------


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

Cautionary Statements

Certain information included in management's discussion and analysis of financial condition and results of operations and elsewhere in this report are not historical facts but are forward-looking statements including, but not limited to, such matters as anticipated financial performance, business prospects, technological developments, new and existing products, expectations for market-segment growth and similar matters. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following cautionary remarks regarding important factors which, among others, could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, results of the Company's business and the other matters referred to above include, but are not limited to: (1) changes in the business environment in which the Company operates, including inflation and interest rates; (2) changes in taxes, governmental laws and regulations; (3) competitive product and pricing activity; and (4) difficulties of managing growth profitably. For additional disclosure regarding potential risk factors, please refer to the Company's 2002 10-K and other documents filed with the Securities and Exchange Commission.

Report of Independent Auditors

The Board of Directors
Penn-America Group, Inc.

We have audited the accompanying consolidated balance sheets of Penn-America Group, Inc. (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Penn-America Group, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.


                                                   /s/ Ernst & Young LLP

                                                   Philadelphia, Pennsylvania
                                                   January 17, 2003

Penn-America Group, Inc. and Subsidiaries
Consolidated Balance Sheets

                                                                                                           December 31,
                                                                                              ------------------------------------
(In thousands, except per share data)                                                                2002                     2001
----------------------------------------------------------------------------------------------------------------------------------
Assets
Investments:
        Fixed maturities:
                Available for sale, at fair value (amortized cost 2002, $237,450;
                   2001, $130,976)                                                              $ 246,583                $ 135,253
                Held to maturity, at amortized cost (fair value 2002, $2,017;
                   2001, $15,317)                                                                   1,963                   15,084
        Equity securities, at fair value (cost 2002, $17,859; 2001, $24,720)                       18,625                   25,149
                                                                                              ------------------------------------
                Total investments                                                                 267,171                  175,486
Cash and cash equivalents                                                                           9,796                   13,129
Accrued investment income                                                                           3,196                    2,199
Premiums receivable
        (net of allowances of $942 in 2002 and $972 in 2001)                                       12,564                   12,285
Reinsurance recoverable                                                                            27,843                   25,804
Prepaid reinsurance premiums                                                                        8,965                    4,241
Deferred policy acquisition costs                                                                  13,159                    9,083
Capital lease, affiliate                                                                            1,579                    1,666
Deferred income taxes                                                                               2,105                    3,790
Income tax recoverable                                                                                 60                       66
Other assets                                                                                          801                      366
                                                                                              ------------------------------------
        Total assets                                                                            $ 347,239                $ 248,115
                                                                                              ====================================

Liabilities and Stockholders' Equity

Liabilities:
        Unpaid losses and loss adjustment expenses                                              $ 137,747                $ 119,598
        Unearned premiums                                                                          65,365                   41,034
        Accounts payable and accrued expenses                                                       7,700                    3,800
        Capitalized lease obligation, affiliate                                                     1,428                    1,570
        Company obligated mandatorily redeemable preferred securities of
           subsidiary trust holding solely junior subordinated debentures                          15,000                       --
        Other liabilities                                                                           3,404                    1,722
                                                                                              ------------------------------------
                Total liabilities                                                                 230,644                  167,724
                                                                                              ------------------------------------

Stockholders' equity:

        Preferred stock, $.01 par value; authorized 2,000,000 shares;
                None issued                                                                            --                       --
        Common stock, $.01 par value; authorized 20,000,000 shares;
                issued 2002 and 2001, 14,572,098 and 15,228,351 shares,
                respectively; outstanding 2002 and 2001, 14,572,098 and
                11,478,351 shares, respectively                                                       146                      152
        Additional paid-in capital                                                                 70,875                   70,735
        Accumulated other comprehensive income                                                      6,401                    3,106
        Retained earnings                                                                          39,995                   31,320
        Treasury stock, 3,750,000 shares in 2001 at cost                                               --                  (24,161)
        Officers' stock loans                                                                        (629)                    (629)
        Unearned compensation from restricted stock awards                                           (193)                    (132)
                                                                                              ------------------------------------
        Total stockholders' equity                                                                116,595                   80,391
                                                                                              ------------------------------------
        Total liabilities and stockholders' equity                                              $ 347,239                $ 248,115
                                                                                              ====================================


See accompanying notes to Consolidated Financial Statements

Penn-America Group, Inc. and Subsidiaries
Consolidated Statements of Operations

                                                                                Year ended December 31,
                                                          -----------------------------------------------------------
(In thousands, except per share data)                           2002                   2001                  2000
                                                                                    (Restated)            (Restated)

Revenues
Premiums earned                                            $    115,055          $     88,934           $     91,449
Net investment income                                            11,757                11,339                 10,454
Net realized investment gain (loss)                               1,273                (1,178)                (2,808)
                                                          -----------------------------------------------------------
        Total revenues                                          128,085                99,095                 99,095
                                                          -----------------------------------------------------------

Losses and expenses
Losses and loss adjustment expenses                              75,108                60,921                 75,378
Amortization of deferred policy acquisition costs                29,010                22,715                 25,219
Other underwriting expenses                                       8,304                 8,030                  5,850
Corporate expenses                                                  618                   548                    791
Interest expense                                                    213                   160                    161
                                                          -----------------------------------------------------------
        Total losses and expenses                               113,253                92,374                107,399
                                                          -----------------------------------------------------------

Income (loss) before income tax                                  14,832                 6,721                 (8,304)
Income tax expense (benefit)                                      4,368                 1,781                 (3,473)
                                                          -----------------------------------------------------------

Net income (loss)                                          $     10,464          $      4,940           $     (4,831)
                                                          ===========================================================

Net income (loss) per share
        Basic                                              $       0.90          $       0.43           $      (0.42)
        Diluted                                            $       0.88          $       0.43           $      (0.42)

Weighted average shares outstanding
        Basic                                                11,689,405            11,420,213             11,518,968
        Diluted                                              11,879,087            11,501,703             11,518,968

Cash dividend per share                                    $    0.15458          $       0.14           $       0.14

See accompanying notes to Consolidated Financial Statements.

Penn-America Group, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

                                                                                                            Unearned
                                                             Accumulated                                 Compensation
                                                Additional      Other                           Officers'    From        Total
(In thousands, except                   Common     Paid-In  Comprehensive Retained    Treasury   Stock    Restricted  Stockholders'
 per share amounts)                      Stock     Capital  Income (Loss) Earnings      Stock    Loans   Stock Awards   Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999           $   150   $  69,541   $  (3,696)  $  34,422   $ (19,474)  $   0   $    (325)  $  80,618
Net loss                                    --          --          --      (4,831)         --      --          --      (4,831)
Other comprehensive income:
  Unrealized gain on investments,
  net of tax and reclassification
  adjustment                                --          --       4,488          --          --      --          --       4,488
                                                                                                                    -----------
Comprehensive loss                                                                                                        (343)
                                                                                                                    -----------
Issuance of common stock                     1         573          --          --          --      --          --         574
Officers' stock loans                       --          --          --          --          --    (546)         --        (546)
Unearned compensation from
  restricted stock awards issued            --          --          --          --          --      --         (74)        (74)
Amortization of compensation
  expense from restricted stock
  awards issued                             --          --          --          --          --      --         120         120
Cash dividends paid
($0.14 per share)                           --          --          --      (1,611)         --      --          --      (1,611)
Purchase of treasury stock, at cost         --          --          --          --      (4,687)     --          --      (4,687)
                                      -----------------------------------------------------------------------------------------
Balance at December 31, 2000           $   151   $  70,114   $     792   $  27,980   $ (24,161)  $(546)  $    (279)  $  74,051
                                      -----------------------------------------------------------------------------------------
Net income                                  --          --          --       4,940          --      --          --       4,940
Other comprehensive income:
  Unrealized gain on investments,
  net of tax and reclassification
  adjustment                                --          --       2,314          --          --      --          --       2,314
                                                                                                                    -----------
Comprehensive income                                                                                                     7,254
                                                                                                                    -----------
Issuance of common stock                     1         621          --          --          --      --          --         622
Officers' stock loans                       --          --          --          --          --     (83)         --         (83)
Forfeiture of restricted stock awards       --          --          --          --          --      --          32          32
Amortization of compensation
  expense from restricted stock
  awards issued                             --          --          --          --          --      --         115         115
Cash dividends paid ($0.14 per share)       --          --          --      (1,600)         --      --          --      (1,600)
                                      -----------------------------------------------------------------------------------------
Balance at December 31,2001            $   152   $  70,735   $   3,106   $  31,320   $ (24,161)  $(629)  $    (132)  $  80,391
                                      -----------------------------------------------------------------------------------------
Net income                                  --          --          --      10,464          --      --          --      10,464
Other comprehensive income:
Unrealized gain on investments,
  net of tax and reclassification
  adjustment                                --          --       3,427          --          --      --          --       3,427
Unrealized loss on cash-flow
  hedging instrument, net of tax            --          --        (132)         --          --      --          --        (132)
                                                                                                                    -----------
Comprehensive income                                                                                                    13,759
                                                                                                                    -----------
Issuance of common stock                     2       5,404          --          --      18,889      --          --      24,295
Retirement of treasury stock                (8)     (5,264)         --          --       5,272      --          --           0
Unearned compensation from
  restricted stock awards issued            --          --          --          --          --      --        (177)       (177)
Forfeiture of restricted stock awards       --          --          --          --          --      --          37          37
Amortization of compensation
  expense from restricted stock
  awards issued                             --          --          --          --          --      --          79          79
Cash dividends paid
  ($0.15458 per share)                      --          --          --      (1,789)         --      --          --      (1,789)
                                      -----------------------------------------------------------------------------------------
Balance at December 31, 2002           $   146   $  70,875   $   6,401   $  39,995   $       0   $(629)  $    (193)  $ 116,595
                                      =========================================================================================


See accompanying notes to Consolidated Financial Statements.

Penn-America Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

                                                                        Year ended December 31,
                                                                 -------------------------------------
(In thousands)                                                      2002          2001           2000
                                                                               (Restated)     (Restated)
--------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income (loss)                                             $  10,464     $   4,940     $  (4,831)
   Adjustments to reconcile net income (loss) to
      net cash provided by operating activities:
         Amortization (accretion) and depreciation
            expense, net                                               215            (5)          393
         Net realized investment loss (gain)                        (1,273)        1,178         2,808
         Deferred income tax benefit                                   (12)         (711)       (1,096)
         Net (increase) decrease in premiums receivable,
            prepaid reinsurance premiums and
            unearned premiums                                       19,328        (4,401)        5,087
         Net increase in unpaid losses and loss adjustment
            expenses and reinsurance recoverable                    16,110         2,927        15,432
         Decrease (increase) in:
            Accrued investment income                                 (997)          (18)         (216)
            Deferred policy acquisition costs                       (4,076)        1,234        (1,011)
            Income tax recoverable                                       6         2,915        (1,330)
            Other assets                                               (85)           23          (134)
         Increase (decrease) in:
            Accounts payable and accrued expenses                    3,900         1,447           598
            Other liabilities                                        1,482        (1,106)         (709)
                                                                 -------------------------------------
               Net cash provided by operating activities            45,062         8,423        14,991
                                                                 -------------------------------------

Cash flows from investing activities:
   Purchases of equity securities                                   (6,149)       (4,162)      (10,405)
   Purchases of fixed maturities available for sale               (158,951)      (28,672)      (87,573)
   Purchases of fixed maturities held to maturity                       --            --        (9,974)
   Proceeds from sales of equity securities                         11,441         3,146        11,202
   Proceeds from sales and maturities of fixed maturities
      available for sale                                            55,372        21,911        78,154
   Proceeds from maturities and calls of fixed maturities
      held to maturity                                              13,130         2,250         9,000
   Change in short-term investments                                     --            --           449
                                                                 -------------------------------------
               Net cash used by investing activities               (85,157)       (5,527)       (9,147)
                                                                 -------------------------------------
Cash flows from financing activities:
   Issuance of common stock                                         24,155           622           500
   Net proceeds from issuance of trust preferred securities         14,538            --            --
   Purchase of treasury stock                                           --            --        (4,687)
   Officers' stock loans                                                --           (83)         (546)
   Principal payments on capital lease obligations, affiliate         (142)         (131)         (120)
   Dividends paid                                                   (1,789)       (1,600)       (1,611)
                                                                 -------------------------------------
               Net cash provided (used) by
                  financing activities                              36,762        (1,192)       (6,464)
                                                                 -------------------------------------
Increase (decrease) in cash and cash equivalents                    (3,333)        1,704          (620)
Cash and cash equivalents, beginning of period                      13,129        11,425        12,045
                                                                 -------------------------------------
Cash and cash equivalents, end of period                         $   9,796     $  13,129     $  11,425
                                                                 =====================================

Supplemental disclosure of cash flow information:
   Interest paid, affiliate                                      $     140     $     160     $     161
   Taxes paid (recovered)                                            4,332          (492)         (950)


See accompanying notes to Consolidated Financial Statements.

Penn-America Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Basis of Presentation

Penn-America Group, Inc. ("PAGI") is an insurance holding company. Penn Independent Corporation ("Penn Independent") owned approximately 32% of the outstanding common stock of PAGI at December 31, 2002. The accompanying consolidated financial statements include the accounts of PAGI and its wholly owned subsidiaries, Penn-America Insurance Company ("Penn-America") and its wholly owned subsidiary Penn- Star Insurance Company ("Penn-Star"); and Penn-America Statutory Trust I (the "Trust") (collectively the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. These financial statements are prepared in conformity with accounting principles generally accepted in the United States, which differ in some respects from those required by insurance regulatory authorities.

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company markets and underwrites general liability, commercial property and multi-peril insurance for small businesses located primarily in small towns and suburban and rural areas. The Company is licensed to write business in all 50 states and the District of Columbia. The Company writes business on both an admitted and non-admitted basis in 37 states, on only an admitted basis in one state and on only a non-admitted basis in 12 states and the District of Columbia.

Restatement of Financial Information

In the fourth quarter of 2002, the Company amended its accounting policy relating to the timing of recording other-than-temporary ("OTT") declines in the market value of equity securities. As a result, the Company recorded OTT write-downs on certain equity securities for the periods ended December 31, 2001, 2000 and 1999. This restatement affected net income for each of these periods but had no effect on total stockholders' equity since the unrealized loss on these securities was already recorded in Accumulated Other Comprehensive Income (Loss) in the Consolidated Balance Sheets and Statements of Stockholders' Equity.

Below is a table showing a comparison of previously reported and restated total revenues, net income and net income per share (basic and diluted) for the years ended December 31, 2001 and 2000.

                                                                  Year ended December 31,
                                        ---------------------------------------------------------------------
                                                    2001                                   2000
                                        ---------------------------------------------------------------------
(In thousands, except per share data)   As Reported       As Restated        As Reported         As Restated
-------------------------------------------------------------------------------------------------------------
Total revenues                          $  99,718          $  99,095          $ 100,572           $  99,095
Net income (loss)                           5,351              4,940             (3,856)             (4,831)
Net income (loss) per
basic and diluted share                      0.47               0.43              (0.33)              (0.42)

Revenue Recognition

Premiums written are recognized as earned ratably over the terms of the respective policies and include estimates for premiums earned but not yet billed of $1,185,000 at December 31, 2002, and 2001. Unearned premiums represent the portion of premiums written applicable to the unexpired terms of policies in force and are calculated on a semi-monthly pro-rata basis.

Valuation of Premiums Receivable

The Company evaluates the collectibility of premiums receivable based on a combination of factors. In circumstances in which the Company is aware of a specific customer's inability to meet its financial obligations to the Company, a specific reserve for bad debts against amounts due is recorded to reduce the net receivable to the amount reasonably believed to be collectible. No such instances occurred in 2002, 2001 or 2000. For all remaining balances, reserves are recognized for bad debts based on the length of time the receivables are past due based on historical statistics.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid short-term investments with an original maturity of three months or less.

Investments

At the time of purchase of fixed-maturity investments, the Company makes a determination as to the investment classification ("Available for Sale" or "Held to Maturity"). Factors taken into consideration by management in determining the appropriate investment category are: maturity, yield, cash flow requirements and anticipated changes in interest rates. Fixed maturities classified as "Available for Sale" are carried at fair value with unrealized investment gains or losses, net of deferred income taxes, included as a separate component of accumulated other comprehensive income in stockholders' equity. "Held to Maturity" investments are carried at amortized cost.

Investments in fixed-maturity securities are adjusted for amortization of premium and accretion of discounts to maturity date using the constant yield method. Interest income is recognized on the accrual basis.

The amortized cost of mortgage-backed and asset-backed securities is calculated using the constant yield method including consideration of anticipated prepayments at the date of purchase. Significant changes in estimated cash flows from the original assumptions are accounted for using the retrospective method.

Equity securities are carried at fair value with the change in unrealized investment gains or losses, net of deferred income taxes, included as a separate component of accumulated other comprehensive income in stockholders' equity.

Realized gains or losses represent the difference between the book value of securities sold and the proceeds realized upon sale. The Company uses the specific identification method to determine the cost of securities sold. The cost of securities is adjusted where appropriate to include a provision for a decline in value that is considered to be other-than-temporary. The Company considers four factors in determining if an other-thantemporary decline exists: length of time and extent that a security has been in an unrealized loss position; the existence of an event that would impair the issuer's future earnings potential; the near-term prospects for recovery of the market value of a security; and the intent and ability of the Company to hold the security until the market value recovers. Realized gains or losses, including any provision for other-than-temporary declines in value, are included in the statement of operations.

Derivative Instruments

The Company accounts for derivative instruments under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, must be recorded on the balance sheet at fair value.

As of December 31, 2002, the Company holds a single derivative instrument, an interest rate swap. In accordance with SFAS 133, the interest rate swap is designated as a cash flow hedge and is recorded on the balance sheet at fair value. Changes in fair value are recorded in Accumulated Other Comprehensive Income and are reclassified to net income when impacted by the variability of the cash flows between the hedged item and the derivative.

The primary objective of the Company's interest rate swap is to hedge risk arising from interest rate volatility related to the Company's floating rate capital securities ("Trust Preferred Securities"), which is consistent with the Company's risk management policy. The Company's strategy is to convert distributions based on a floating rate on its Trust Preferred Securities to a fixed-rate basis.

In accordance with SFAS 133, the Company formally documents the cash flow hedging relationship between the hedging instrument and the hedged item, the risk management objective and strategy for undertaking the hedge, and how the effectiveness of hedging the exposure to variability in interest rates will be assessed. At inception the Company determined its cash flow hedge to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge, as it meets the criteria for assuming "no ineffectiveness"pursuant to SFAS 133.

By using derivative instruments, the Company is exposed to credit risk based on current market conditions and potential payment obligations between the Company and its counterparty. The Company has entered into the interest rate swap with a high quality counterparty, which is rated "A2" by Moody's Investors Service Inc. ("Moody's"). The Company's interest rate swap contract includes provisions that require collateral to be pledged by the Company or its counterparty if the current value of the interest rate swap exceeds certain thresholds.

Stock Options

On December 31, 2002, the Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure ("SFAS 148"), which amends SFAS Statement 123, Accounting for Stock-Based Compensation ("SFAS 123"), to provide alternative methods of transition for companies that adopt the fair value method of accounting for stock-based compensation. In addition to providing alternative transition methods, SFAS 148 requires disclosure of a company's accounting policy with respect to stock-based compensation in the summary of significant accounting policies.

The Company has a Stock Incentive Plan that is described more fully in Note 15. At December 31, 2002, the Company applied the recognition principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, to stock options issued under this plan. Accordingly, no compensation expense has been recognized for stock options issued.

On January 1, 2003, the Company adopted the fair value recognition provisions of SFAS 148 and SFAS 123 by implementing the modified prospective transition method permitted under SFAS 148. This method requires the Company to record employee compensation expense in 2003, and annually thereafter, as if the fair value recognition method had been used since January 1, 1995. The Company believes that this change in accounting policy will not have a material effect on the Company's financial statements.

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

Losses and Loss Adjustment Expenses

The liability for losses and loss adjustment expenses represents estimates of amounts needed to pay reported and unreported claims and related expenses. These estimates are based on certain actuarial and other assumptions related to the ultimate cost to pay such claims. All estimates are reviewed periodically and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined.

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

Capitalized Lease, Affiliate

The capitalized lease is carried at cost less accumulated amortization. Amortization is calculated using the interest method over 20 years, which represents the term of the mortgage on the office space that the Company rents from a related party.

Insurance Related Assessments

The Company's Insurance Subsidiaries are subject to state guaranty fund assessments, which provide for the payment of covered claims or meet other insurance obligations from insurance company insolvencies. The Company accrues for these assessments in accordance with Statement of Position 97-3, Accounting for Insurance-Related Assessments, which requires expenses to be recognized when it is probable that an assessment will be imposed, the obligatory event has occurred and the amount of the assessment can be reasonably estimated.

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

Comprehensive Income

Comprehensive income encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income, change in net unrealized investment gain and loss on fixed-maturity investments classified as "available-for-sale" and equity securities, net of income tax and reclassification adjustment and change in net gain or loss from the cash-flow hedging instrument, net of income tax.

Note 2 Net Income Per Share

Basic net income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding for each period. Diluted net income (loss) per share includes the potential dilution that could occur if the contracts to issue common stock were exercised and converted into common stock.

The following is a reconciliation of the basic and diluted net income (loss) per share computations:

                                                                Year ended December 31,
(In thousands, except per share data)                    2002              2001            2000
---------------------------------------------------------------------------------------------------
                                                                      (Restated)        (Restated)
Basic per share computation:
Net income (loss)                                   $     10,464     $      4,940     $     (4,831)
Weighted average common shares outstanding            11,689,405       11,420,213       11,518,968
Basic net income (loss) per share                   $       0.90     $       0.43     $      (0.42)
                                                  -------------------------------------------------
Diluted per share computation:
Net income (loss)                                   $     10,464     $      4,940     $     (4,831)
Weighted average common shares outstanding            11,689,405       11,420,213       11,518,968
Additional shares outstanding after the assumed
exercise of options by applying the
treasury stock method                                    189,682           81,490
                                                  -------------------------------------------------
Total shares                                          11,879,087       11,501,703       11,518,968
                                                  -------------------------------------------------
Diluted net income (loss) per share                 $       0.88     $       0.43     $      (0.42)
                                                 ==================================================

* As of December 31, 2000, the Company had issued options to purchase 538,875 shares of common stock to employees and directors at prices ranging from $3.61 to $12.67. These options were not considered in the 2000 computation, as the impact was anti-dilutive.

Note 3 Transactions with Affiliates

Penn-America was formed by Irvin Saltzman, Chairman of PAGI's Board of Directors and a Director of Penn Independent. Jon S. Saltzman, Irvin Saltzman's son, is President and Chief Executive Officer of PAGI and a Director of Penn Independent. Penn Independent, which is 100% owned by the Saltzman family, owned approximately 32% of the outstanding common stock of PAGI at December 31, 2002.

Penn-America leases its home office facility from Irvin Saltzman and the lease is accounted for as a capital lease. The amount of property capitalized of $2,227,000 is presented net of accumulated amortization of $648,000 and $561,000 as of December 31, 2002 and 2001, respectively. Capitalized lease obligations of $1,428,000 and $1,570,000 were recorded at December 31, 2002 and 2001, respectively, representing the lease obligation arising from this lease, which carries an 8.5% interest rate. Penn Independent and its subsidiaries also lease a portion of the building in which the Company's home office facility is located. Management believes that the lease terms are at market rates.

At December 31, 2002, the future minimum lease payments for the capitalized lease obligation are $281,000 per year for 2003 through 2007 and the total minimum lease payments are $2,108,000. Interest expense incurred for the obligation under capital lease was $139,000, $160,000 and $161,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Penn Independent provides the Company with human resource management and other services. The Company paid $230,000, $212,000 and $200,000 in 2002, 2001 and
2000, respectively, for such services. Such amounts are based on allocations of estimated costs. All costs incurred by Penn Independent on behalf of the Company have been allocated to the Company and are reflected in the financial statements. Management believes that the methods used to allocate such costs are reasonable and that the Company's expenses on a stand-alone basis would not be materially different.

Gross written premiums with insurance agency affiliates of Penn Independent were $6,201,000, $3,888,000 and $3,282,000 in 2002, 2001 and 2000, respectively.
Commissions paid to such affiliates were $1,314,000, $857,000 and $740,000 in 2002, 2001 and 2000 respectively. Premiums receivable include receivables from affiliates of $353,000 and $454,000 as of December 31, 2002 and 2001, respectively.

Note 4 Fair Values of Financial Instruments

The Company uses the following methods and assumptions in estimating the fair value of each class of financial instrument.

Investment securities: Fair values are based on quoted market prices or on quoted market prices of comparable instruments or values obtained from independent pricing services.

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximates fair value.

Company obligated mandatorily redeemable preferred securities of subsidiary trust holding solely junior subordinated debentures ("Trust Preferred Securities"): Fair values are based on external valuation using discounted future cash flows at current market interest rates.

Derivative: The fair value of the Company's cash flow hedging instrument is based on external valuation.

The carrying amounts and fair values of the Company's financial instruments at December 31, 2002 and 2001 were as follows:

                                               December 31, 2002         December 31, 2001
                                           -----------------------------------------------------
                                             Carrying       Fair       Carrying        Fair
(In thousands)                                Amount        Value       Amount         Value
------------------------------------------------------------------------------------------------
Assets:
   Fixed maturities - available for sale     $246,583     $246,583     $135,253     $135,253
   Fixed maturities - held to maturity          1,963        2,017       15,084       15,317
   Cash and cash equivalents                    9,796        9,796       13,129       13,129

Liabilities:
   Company obligated mandatorily
      redeemable preferred securities
      of subsidiary trust holding solely
      junior subordinated debentures           15,000       15,000           --           --
   Derivative                                     200          200           --           --


Note 5 Investments

The Company invests primarily in investment-grade fixed maturities, substantially all of which are rated "A" or higher by Standard & Poor's. The cost, gross unrealized gains and losses and fair values of investments were as follows:

                                                      December 31, 2002
                                     ---------------------------------------------------
                                                     Gross        Gross
                                                   Unrealized   Unrealized       Fair
(In thousands)                            Cost       Gains        Losses        Value
----------------------------------------------------------------------------------------
Fixed maturities:
   Available for sale:
      U.S. Treasury securities and obligations of U.S.
         government agencies           $ 40,384     $    806     $     --     $ 41,190
      Corporate securities               66,575        3,297            2       69,870
      Mortgage-backed securities         31,077        1,269           --       32,346
      Other structured securities        29,828        1,211           18       31,021
      Municipal securities               49,992        2,352           82       52,262
      Public utilities                   19,594          323           23       19,894
                                     ---------------------------------------------------
   Total available for sale             237,450        9,258          125      246,583
                                     ---------------------------------------------------

Held to maturity:
   U.S. Treasury securities and
      obligations of U.S.
      government agencies                 1,687           30           --        1,717
   Corporate securities                     276           24           --          300
                                     ---------------------------------------------------
   Total held to maturity                 1,963           54           --        2,017
                                     ---------------------------------------------------

Total fixed-maturity securities         239,413        9,312          125      248,600
Equity securities                        17,859          909          143       18,625
                                     ---------------------------------------------------
Total investments                      $257,272     $ 10,221     $    268     $267,225
                                    ====================================================

                                                      December 31, 2001
                                      ----------------------------------------------------
                                                      Gross       Gross
                                                   Unrealized   Unrealized       Fair
(In thousands)                            Cost        Gains       Losses         Value
------------------------------------------------------------------------------------------
Fixed maturities:
   Available for sale:
      U.S. Treasury securities and
         obligations of U.S.
         government agencies           $  4,013     $    182     $     --     $  4,195
      Corporate securities               49,981        2,091           51       52,021
      Mortgage-backed securities         26,483          863           30       27,316
      Other structured securities        20,758          725           21       21,462
      Municipal securities               20,569          457           22       21,004
      Public utilities                    9,172          259          176        9,255
                                      ----------------------------------------------------
   Total available for sale             130,976        4,577          300      135,253
                                      ----------------------------------------------------

   Held to maturity:
      U.S. Treasury securities and
         obligations of U.S.
         government agencies             13,812          213           --       14,025
      Corporate securities                  276           14           --          290
      Public Utilities                      996            6           --        1,002
                                      ----------------------------------------------------
   Total held to maturity                15,084          233           --       15,317
                                      ----------------------------------------------------

Total fixed-maturity securities         146,060        4,810          300      150,570
Equity securities                        24,720          607          178       25,149
                                      ----------------------------------------------------
Total investments                      $170,780     $  5,417     $    478     $175,719
                                     =====================================================

Fixed maturities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or to prepay obligations with or without call or prepayment penalties.


                                   Available for Sale          Held to Maturity
                               -----------------------------------------------------
                                Amortized                  Amortized
(In thousands)                      Cost      Fair Value       Cost      Fair Value
------------------------------------------------------------------------------------
Due in one year or less          $ 13,131     $ 13,347     $  1,687     $  1,717
Due after one year through
   five years                      85,474       89,047          276          300
Due after five years through
   ten years                       73,334       75,937           --           --
Due after ten years                 4,606        4,885           --           --
Mortgage-backed and other
   structured securities           60,905       63,367           --           --
                               -----------------------------------------------------
Total                            $237,450     $246,583     $  1,963     $  2,017
                               =====================================================

A summary of net investment income is as follows:

                                                                    Year ended December 31,
                                                           --------------------------------------
(In thousands)                                                2002           2001          2000
-------------------------------------------------------------------------------------------------
Interest on fixed maturities                                $ 10,731      $  9,835      $  8,508
Dividends on equity securities                                 1,148         1,421         1,422
Interest on cash, cash equivalents,
   and short-term investments                                    229           377           815
Other                                                             38            37            26
                                                           --------------------------------------
Total investment income                                       12,146        11,670        10,771
Less investment expense                                         (389)         (331)         (317)
                                                           --------------------------------------
Net investment income                                       $ 11,757      $ 11,339      $ 10,454
                                                           ======================================

All investments in fixed-maturity securities were income-producing during 2002, 2001 and 2000. Net realized investment gain (loss) is as follows:

                                                                    Year ended December 31,
                                                           --------------------------------------
(In thousands)                                                2002           2001          2000
-------------------------------------------------------------------------------------------------
Realized gains (losses) on investment sales:
   Fixed maturities:
      Gross realized gains                                  $  3,033      $    218      $     24
      Gross realized losses                                      (95)         (203)       (1,461)
                                                           --------------------------------------
Total fixed maturities                                         2,938            15        (1,437)
                                                           --------------------------------------

   Equity securities:
      Gross realized gains                                       644           240         1,128
      Gross realized losses                                   (1,009)         (207)         (729)
                                                           --------------------------------------
Total equity securities                                         (365)           33           399
                                                           --------------------------------------

Net realized investment gain (loss) on investment sales        2,573            48        (1,038)

Other-than-temporary impairment write-downs:
      Fixed maturities                                           (98)           --            --
      Equity securities                                       (1,202)       (1,226)       (1,770)
                                                           --------------------------------------
Total other-than-temporary impairment write-downs             (1,300)       (1,226)       (1,770)
                                                           --------------------------------------

Net realized investment gain (loss)                         $  1,273      $ (1,178)     $ (2,808)
                                                           ======================================

For the year ended December 31, 2002, income tax expense was $433,000 on net realized investment gain. Income tax benefit was $400,000 and $955,000 on net realized investment loss for the years ended December 31, 2001 and 2000, respectively.

The change in unrealized gain on investments recorded in Consolidated Stockholders' equity and in Accumulated Other Comprehensive Income is as follows:


                                                      Year ended December 31,
                                            ----------------------------------------
(In thousands)                                  2002           2001           2000
------------------------------------------------------------------------------------
Fixed maturities                             $   4,856      $   2,672      $   6,162
Equities                                           337            834            638
                                            ----------------------------------------
Change in unrealized gain on investments
   before deferred income taxes                  5,193          3,506          6,800
Change in deferred income taxes                 (1,766)        (1,192)        (2,312)
                                            ----------------------------------------
Change in net unrealized gain on
   investments, net of tax                   $   3,427      $   2,314      $   4,488
                                            ========================================

Statutory Deposits: The amortized cost of fixed maturities on deposit with various regulatory authorities at December 31, 2002 and 2001 amounted to $10,243,000 and $10,998,000, respectively.


Note 6 Derivative Instruments

In December 2002, the Company entered into an interest rate swap, its sole derivative instrument. The Company entered into the interest rate swap in order to hedge risk arising from interest rate volatility related to its floating rate Trust Preferred Securities. The notional amount, which is the basis upon which pay or receive amounts are calculated, is $15.0 million and expires on December 4, 2007.

As of December 31, 2002, the Company reported a $200,000 derivative liability, which is recorded in Other Liabilities in the Consolidated Balance Sheet. Accordingly, as of December 31, 2002 the Company recorded a net unrealized loss on this cash flow hedging instrument, net of tax of $132,000 in Accumulated Other Comprehensive Income.

Note 7 Reinsurance

In the normal course of business, the Company seeks to reduce the losses that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risks in various areas of exposure with other insurance enterprises, or reinsurers. Reinsurance contracts do not relieve the Company of its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Allowances have been established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 2002, reinsurance recoverable and prepaid reinsurance premiums associated with two major reinsurers, General Reinsurance Corporation and American Reinsurance Corporation, were $20,107,000 and $16,008,000, respectively.

Written premiums and premiums earned consisted of the following:



                                                      Year ended December 31,
                                            ----------------------------------------
(In thousands)                                  2002           2001           2000
------------------------------------------------------------------------------------
Written premiums:
   Gross                                     $ 157,433      $  98,412      $ 109,791
   Ceded                                        22,771         11,289         12,541
                                            ----------------------------------------
Net of reinsurance                           $ 134,662      $  87,123      $  97,250
                                            ========================================

Premiums earned:
   Gross                                     $ 133,102      $ 100,617      $ 102,883
   Ceded                                        18,047         11,683         11,434
                                            ----------------------------------------
Net of reinsurance                           $ 115,055      $  88,934      $  91,449
                                            ========================================

Losses and loss adjustment expenses are net of recoveries under reinsurance contracts as follows: $8,979,000, $7,446,000 and $9,438,000 in 2002, 2001 and
2000, respectively.

Note 8 Unpaid Losses and Loss Adjustment Expenses

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

                                          Year ended December 31,
                                   ----------------------------------
(In thousands)                        2002         2001         2000
---------------------------------------------------------------------
Balance, beginning of year         $119,598     $115,314     $ 93,719
Less reinsurance recoverable         25,552       24,093       18,086
                                   ----------------------------------
Net balance, beginning of year       94,046       91,221       75,633
Incurred related to:
   Current year                      72,702       60,885       66,214
   Prior years                        2,406           36        9,164
                                   ----------------------------------
Total incurred                       75,108       60,921       75,378

Paid related to:
   Current year                      22,906       19,913       26,273
   Prior years                       36,050       38,183       33,517
                                   ----------------------------------
Total paid                           58,956       58,096       59,790

Net balance, end of year            110,198       94,046       91,221
Plus reinsurance recoverable         27,549       25,552       24,093
                                   ----------------------------------
Balance, end of year               $137,747     $119,598     $115,314
                                   ==================================

In 2002, the Company increased incurred losses and loss adjustment expenses attributable to insured events of prior years by $2,406,000. The increase is attributable to an increase in estimates for loss and loss adjustment expense reserves by $5,100,000 for commercial liability lines of business, partially offset by reductions in estimates by $2,700,000 for the commercial property lines of business.

The Company's change in estimates in 2002 for the commercial property lines resulted from lower costs per claim than expected for the 2001 accident year. As of December 31, 2001, the Company anticipated an increase in the average cost per claim of approximately 11% to $9,200 for the 2001 accident year as compared with $8,300 for the 2000 accident year. During 2002, the 2001 accident year developed more favorably than originally anticipated, as the average cost per claim declined to approximately $8,000. Consequently, the Company reduced its estimates by $2,700,000 in 2002.

The Company's change in estimates in 2002 for the commercial liability lines resulted primarily from an increase of $2,300,000 due to a lengthening of the selected development patterns on all accident years as closing patterns on claims closed in 2002 varied from the Company's experience in previous years. The remainder of the change is due primarily to increases in estimates for loss adjustment expenses as paid development patterns during 2002 were in excess of expectations at December 31, 2001.

In 2001, the Company increased incurred losses and loss adjustment expenses attributable to insured events of prior years by $36,000. This increase related entirely to the commercial automobile line of business. Additionally, the Company increased its estimate for loss and loss adjustment expense reserves by $1,800,000 for commercial multi-peril liability and reduced its estimates by $1,400,000 for non-standard personal automobile and $400,000 for commercial multi-peril property.

The Company increased its estimate in 2001 for the commercial multi-peril liability line of business by $1,800,000 due to the development of outstanding claim reserves on claims occurring primarily in 1998 and 1999. In 2001, incurred losses in the 1998 and 1999 accident years were approximately $1,300,000 more than anticipated based on historical development patterns. The increase is attributed primarily to higher than expected average settlement costs per claim for the 1998 and 1999 accident years. This increase was almost offset entirely by a reduction in the Company's estimate for the non-standard personal automobile line of business due to favorable settlements on closed claims. The decrease is attributed primarily to lower than expected average settlement costs per claim for the 1998 and 1999 accident years.

In 2000, the Company increased incurred losses and loss adjustment expenses attributable to insured events of prior years by $9,164,000. The increase is attributable primarily to changes in the Company's estimates for losses and loss adjustment expense reserves of $1,400,000 for commercial automobile, $3,900,000 for commercial multi-peril liability and $3,400,000 for other liability lines of business.

The Company began writing commercial automobile coverage for vehicles and light trucks in 1998. The initial estimates for 1998 and 1999 were based on a relatively low level of claims reported to the Company. As of December 31, 1999, the Company's expectations of claim reporting patterns were based on industry experience, since limited Company experience was available. In 2000, the Company received more claims than initially expected for accident years 1998 and 1999. Consequently, the Company increased its estimate by $1,400,000 in 2000. In the fourth quarter of 2000, the Company exited the commercial automobile line of business due to unsatisfactory underwriting results.

The change in estimates in 2000 for the commercial multi-peril line of business resulted principally from an unexpected increase in reported liquor liability claims on policies written in 1998 and 1999. In 2000, the Company increased its estimate by $3,900,000. In 2000, the Company revised its underwriting guidelines to reduce significantly its exposure to liquor liability for bars and taverns in certain states. Ultimately, this revision limited liquor liability coverage only to certain states and certain insureds.

The change in estimates in 2000 for the other liability line resulted principally from construction defect claims, which were new types of claims that were not anticipated when the Company wrote these policies between 1991 and 1996. In 2000, the Company received an increased number of construction defect claims predominantly related to insureds who operated as sub-contractors in the state of California. Prior to 2000, most construction defect litigation was targeted at general contractors and housing developers. However, as their policy limits became eroded due to the vast number of litigants, plaintiff attorneys sought additional recoveries from sub-contractors. Consequently, with the increased number of claims reported, combined with expected costs to defend these construction defect claims, the Company increased its estimate by $3,400,000.

Incurred losses and loss adjustment expenses include estimates, recorded as loss and loss adjustment expense reserves on the balance sheet, for the ultimate payment of both reported and unreported claims. The Company changes its estimates for loss and loss adjustment expenses reserves as new events occur, as more loss experience is acquired or as additional information is received. Estimates for loss and loss adjustment expense reserves result from a continuous review process and the change in these estimates, as required by SFAS No. 60, Accounting and Reporting by Insurance Enterprises, is recorded in the period in which the change in these estimates is made.

Note 9 Income Tax

The components of income tax expense (benefit) are as follows:

                                        Year ended December 31,
                                -----------------------------------
(In thousands)                    2002         2001         2000
-------------------------------------------------------------------
                                            (Restated)   (Restated)
Current                         $ 4,380      $ 2,492      $(2,377)
Deferred                            (12)        (711)      (1,096)
                                -----------------------------------
Total tax expense (benefit)     $ 4,368      $ 1,781      $(3,473)
                                -----------------------------------

The actual income tax rate differed from the statutory income tax rate applicable to income before income taxes as follows:

                                                                     Year ended December 31,
                                                         -----------------------------------------
(In thousands)                                             2002            2001            2000
--------------------------------------------------------------------------------------------------
                                                                        (Restated)      (Restated)
Statutory income tax rate                                  34.0%           34.0%          (34.0)%
Tax-exempt interest and dividends received deduction       (4.9)           (8.4)           (8.2)
Other                                                       0.3             0.9             0.4
                                                         -----------------------------------------
                                                           29.4%           26.5%          (41.8)%
                                                         -----------------------------------------

The tax effects of temporary differences that result in a net deferred tax asset are summarized as follows:

                                                       December 31,
                                                  ---------------------
(In thousands)                                       2002        2001
-----------------------------------------------------------------------
                                                              (Restated)
Assets
Effect of discounting unpaid losses
   and loss adjustment expenses                    $ 5,436     $ 4,490
Excess of tax over financial
   reporting of earned premium                       3,835       2,502
Realized investment losses due to
   other-than temporary impairment write-downs         645       1,241
Other                                                  459         609
                                                  ---------------------
Total deferred tax assets                          $10,375     $ 8,842
                                                  ---------------------
Liabilities
Deferred policy acquisition costs                  $ 4,474     $ 3,088
Net unrealized investment gain                       3,366       1,600
Other                                                  430         364
                                                  ---------------------
Total deferred tax liabilities                       8,270       5,052
                                                  ---------------------
Net deferred tax asset                             $ 2,105     $ 3,790
                                                  =====================

The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax asset and, therefore, no such valuation allowance has been established.

Note 10 Segment Information

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

Segment profit or loss from operations is pre-tax and does not include unallocated expenses but does include investment income attributable to insurance transactions. Segment profit or loss, therefore, excludes income taxes, unallocated expenses and investment income attributable to equity.

The following is a summary of the Company's segment revenues, expenses and profit:

                                                     Year ended December 31, 2002
                                               ------------------------------------------
(In thousands)                                  Commercial       Personal        Total
-----------------------------------------------------------------------------------------
Premiums earned                                  $ 115,055      $      --      $ 115,055
Net investment income and net realized
   investment gain from insurance operations         7,651             --          7,651
                                               ------------------------------------------
Total segment revenues                             122,706             --        122,706
                                               ------------------------------------------
Segment losses and loss adjustment expenses         75,160            (52)        75,108
Segment expenses                                    32,004             --         32,004
                                               ------------------------------------------
Total segment expenses                             107,164            (52)       107,112
                                               ------------------------------------------
Segment profit                                   $  15,542      $      52      $  15,594
                                               ------------------------------------------
Plus unallocated items:
   Net investment income from equity                                               5,379
   Unallocated expenses                                                           (6,141)
   Income tax expense                                                             (4,368)
                                                                               ----------
Net income                                                                     $  10,464
                                                                               ==========


                                                             Year ended December 31, 2001
                                                      ----------------------------------------
(In thousands)                                        Commercial      Personal        Total
----------------------------------------------------------------------------------------------
                                                      (Restated)     (Restated)     (Restated)
Premiums earned                                       $  88,912      $      22      $  88,934
Net investment income and net realized
   investment loss from insurance operations              6,667             --          6,667
                                                      ----------------------------------------
Total segment revenues                                   95,579             22         95,601
                                                      ----------------------------------------
Segment losses and loss adjustment expenses              62,414         (1,493)        60,921
Segment expenses                                         26,087              8         26,095
                                                      ----------------------------------------
Total segment expenses                                   88,501         (1,485)        87,016
                                                      ----------------------------------------
Segment profit                                        $   7,078      $   1,507      $   8,585
                                                      ----------------------------------------
Plus unallocated items:
   Net investment income from equity                                                    3,494
   Unallocated expenses                                                                (5,358)
   Income tax expense                                                                  (1,781)
                                                                                    ----------
Net income                                                                          $   4,940
                                                                                    ==========



                                                          Year ended December 31, 2000
                                                      ----------------------------------------
(In thousands)                                        Commercial      Personal        Total
----------------------------------------------------------------------------------------------
                                                      (Restated)     (Restated)     (Restated)
Premiums earned                                       $  87,556      $   3,893      $  91,449
Net investment income and net realized investment
   loss from insurance operations                         3,801            353          4,154
                                                      ----------------------------------------
Total segment revenues                                   91,357          4,246         95,603
                                                      ----------------------------------------
Segment losses and loss adjustment expenses              72,893          2,485         75,378
Segment expenses                                         25,614          1,362         26,976
                                                      ----------------------------------------
Total segment expenses                                   98,507          3,847        102,354
                                                      ----------------------------------------
Segment profit (loss)                                 $  (7,150)     $     399      $  (6,751)
                                                      ----------------------------------------
Plus unallocated items:
   Net investment income from equity                                                    3,492
   Unallocated expenses                                                                (5,045)
   Income tax benefit                                                                   3,473
                                                                                    ----------
Net loss                                                                            $  (4,831)
                                                                                    ==========

Total segment revenues of $122,706,000, $95,601,000 and $95,603,000, plus unallocated net investment income from equity of $5,379,000, $3,494,000 and $3,492,000, equals total Company revenues of $128,085,000, $99,095,000 and
$99,095,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company had one general agency that accounted for 10.5% and 10.8% of gross premiums earned in 2002 and 2001, respectively. In 2000, no general agent accounted for more than 10.0% of gross premiums earned.

Note 11 Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Junior Subordinated Debentures

On December 4, 2002, Penn-America Statutory Trust I ("the Trust"), a Delaware statutory business trust formed by PAGI, issued 15,000 floating rate capital securities ("Trust Preferred Securities") generating gross proceeds of $15.0 million. Net proceeds were $14.5 million, after deducting offering costs of $462,000. The Trust Preferred Securities have a 30-year maturity and are redeemable at par on or after December 4, 2007. Holders of the Preferred Trust Securities are entitled to receive cumulative cash distributions accruing from December 4, 2002, the date of issuance and payable quarterly in arrears at a rate of 400 basis points over three-month London Interbank Offered Rates ("LIBOR"). The maximum distribution rate is 12.5% through December 4, 2007. The Company has the right to defer distributions on the Trust Preferred Securities for up to 20 consecutive quarters but, if so deferred, the Company may not declare or pay cash dividends or distributions on its common stock. The obligations of the Trust are guaranteed by PAGI with respect to distributions and payments of the Trust Preferred Securities.

Proceeds from the sale of the Trust Preferred Securities were used to purchase PAGI's Floating Rate Junior Subordinated Deferrable Interest Debentures ("the Debentures"). The Debentures, which are the sole asset of the Trust, have the same terms with respect to maturity, payments and distributions as the Trust Preferred Securities. PAGI has the right to defer payments of interest on the Debentures for up to 20 consecutive quarters, but if so deferred, PAGI may not declare or pay cash dividends or distributions on its common stock.

PAGI contributed net proceeds of $14.5 million to Penn-America to support the business growth of its insurance operations.

Note 12 Common Stock

Public Offering: During the fourth quarter of 2002, the Company issued 2,990,000 shares of its common stock through a public offering at a price of $8.50 per share. The shares of common stock were issued out of treasury. The 760,000 shares of treasury stock remaining after the public offering were retired. Proceeds from the offering amounted to $23.5 million, after deducting offering costs of $1.9 million. The Company contributed virtually all of the proceeds to Penn-America to support the business growth of its insurance operations.

Three-for-Two Stock Split: On May 9, 2002, the Company distributed a three-for-two stock split effected in the form of a 50% stock dividend payable to stockholders of record on April 25, 2002. All share and per share information in the Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Stockholders' Equity and Notes to the Financial Statements have been adjusted to reflect the effect of the stock split.

Note 13 Dividends from Subsidiaries and Statutory Information

Penn-America and Penn-Star are regulated by the state in which they are incorporated and the states in which they do business. Such regulations, among other things, limit the payment of dividends without prior regulatory approval. PAGI is dependent on dividends from Penn-America for payment of dividends to PAGI's stockholders, general expenses, and interest on the Debentures. Penn-America may pay dividends to PAGI without advance regulatory approval only from unassigned surplus and only to the extent that all dividends in the past 12 months do not exceed the greater of 10% of total statutory policyholders' surplus or statutory net income for the prior year. Using these criteria, the maximum amount of dividends that may be paid to PAGI from Penn-America in 2003, without prior approval, is $11,026,200. Dividends paid by Penn-America to PAGI were $1.1 million in 2002 and $1.6 million in 2001. No ordinary dividends were paid to PAGI in 2000. Rather, after receiving approval from the Pennsylvania Insurance Department, Penn-America paid a $6.4 million return of capital to PAGI, which PAGI used to repurchase common stock and to pay common stock dividends and PAGI operating expenses.

The National Association of Insurance Commissioners ("NAIC") has developed Property and Casualty Risk- Based Capital ("RBC") standards that relate an insurer's reported statutory surplus to the risks inherent to overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level required to support asset risk and underwriting risk. The NAIC model law calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. The Company regularly monitors capital requirements along with the NAIC's RBC developments. The Company has determined that its capital levels are in excess of the minimum capital requirements for all RBC action levels.

The following tables reconcile statutory surplus and net income (loss) of the Company, as determined in accordance with accounting procedures prescribed by the insurance regulatory authorities, to stockholders' equity and net income
(loss) of the Company, calculated in accordance with accounting principles generally accepted in the United States as reported herein:

                                                             Year ended December 31,
                                                 ----------------------------------------
(In thousands)                                       2002            2001           2000
-----------------------------------------------------------------------------------------
Statutory surplus as regards to policyholders     $ 110,222      $  64,733      $  55,530
Deferred policy acquisition costs                    13,159          9,083         10,317
Deferred income taxes                                (4,025)          (574)         4,272
Net unrealized investment gain                        9,414          4,151          1,974
Non-admitted assets                                   1,621          2,171          1,175
Provision for uncollectible accounts                   (992)        (1,022)          (522)
Holding company assets                                2,075          1,594          1,156
Trust preferred securities                          (15,000)            --             --
Other, net                                              121            255            149
                                                 ----------------------------------------
GAAP stockholders' equity                         $ 116,595      $  80,391      $  74,051
                                                 ========================================


                                                             Year ended December 31,
                                                 ----------------------------------------
(In thousands)                                       2002            2001           2000
-----------------------------------------------------------------------------------------
                                                                 (Restated)
(Restated)
Statutory net income (loss)                       $   3,793      $   6,827      $  (5,020)
Deferred policy acquisition costs                     4,076         (1,268)         1,010
Deferred income tax benefit                              12            711          1,096
Allowance for uncollectible accounts                     30           (500)            --
Holding company expenses, net of tax                   (399)          (345)          (500)
Other-than-temporary impairment
   write-down timing difference                       3,052           (623)        (1,477)
Other, net                                             (100)           138             60
                                                 ----------------------------------------
GAAP net income (loss)                            $  10,464      $   4,940      $  (4,831)
                                                 ========================================

Note 14 Incentive Savings and Retirement Plan

Penn-America participates in a profit-sharing and a 401(k) plan with Penn Independent that covers qualified employees. Penn-America's contributions under the 401(k) plan were $185,000, $117,000 and $72,000 for 2002, 2001, and 2000,
respectively. There were no profit-sharing distributions in 2002, 2001, and 2000.

Note 15 Stock Incentive Plans

In August 1993, the Company adopted a Stock Incentive Plan (the "Plan"), which later was amended and restated in April of 1994 and amended in April 2000. The purpose of the Plan is to enable officers, employees, directors, consultants, advisors and service providers of the Company and its affiliates (as defined in the Plan) to participate in the Company's future and to enable the Company to attract and retain these persons by offering them proprietary interests in the Company. The plan, as amended, authorized the issuance of up to 1,837,500 shares of common stock pursuant to the exercise of stock options and restricted stock awards. At December 31, 2002, 447,858 shares have been issued, 763,707 shares have been reserved pursuant to outstanding stock options granted, 67,500 shares have expired and 558,435 shares are reserved for future issuance pursuant to options granted or the award of restricted stock.

Stock Options: Options are granted with an exercise price equal to market price at the date of grant and are exercisable according to the various terms under which they were granted, varying from one to ten years from the date of the grant. In general, options are subject to earlier termination if the optionee leaves the employ of the Company.

As described in Note 1, at December 31, 2002, the Company applied the recognition principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, no compensation expense has been recognized. The following table illustrates the effect on net income and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

                                                     Year ended December 31,
                                         ---------------------------------------
(In thousands)                               2002           2001          2000
--------------------------------------------------------------------------------
                                                        (Restated)     (Restated)
Net income (loss):
   As reported                           $   10,464     $   4,940     $  (4,831)
   Pro forma                                 10,301         4,901        (4,973)
Diluted net income (loss) per share:
   As reported                           $     0.88     $    0.43     $   (0.42)
   Pro forma                                   0.87          0.43         (0.43)

The fair value of options is estimated on the grant date using the Black-Scholes option pricing model. The model assumes the following for 2002, 2001 and 2000, respectively: expected annual dividend rates of 1.99%, 2.0% and 2.0%; risk-free interest rates of 3.6% for 2002, 4.9% for 2001 and 6.0% for 2000; weighted-average expected life of the options of 4.8 years for 2002 and 2001 and
2.5 years for 2000; and expected stock price volatility of 22% for 2002 and 2001 and 30% for 2000.

A summary of the status of and changes in the Company's stock option plan is presented below:

                                                                   Year ended December 31,
                                                                ---------------------------
(Options in thousands)                                             2002      2001      2000
-------------------------------------------------------------------------------------------
Outstanding at beginning of year
   (average price of $4.87, $4.75 and $4.73)                        492       539       461
Granted (average price of $7.62, $5.17 and $4.96 per share)         346        54       111
Exercised (average price of $4.98, $4.12 and $2.95 per share)       (29)      (81)      (24)
Forfeited (average price of $7.13, $4.95 and $10.92 per share)      (45)      (20)       (9)
                                                                ---------------------------
Outstanding at end of year
   (average price of $6.06, $4.87 and $4.75)                        764       492       539
                                                                ---------------------------
Options exercisable at end of year                                  428       419       443
                                                                ---------------------------
Weighted average fair value of options
granted during the year                                            $1.52     $1.40     $1.94


The following table summarizes information about stock options outstanding at December 31, 2002:

                                        Options Outstanding                     Options Exercisable
                               ----------------------------------------------------------------------------------
                                                     Weighted
                                   Number             Average       Weighted             Number         Weighted
                                 Outstanding         Remaining       Average           Exercisable      Average
                                   12/31/02         Contractual      Exercise           12/31/02       Exercise
Exercise Prices                   (in 000's)       Life (Years)        Price           (in 000's)        Price
------------------------------------------------------------------------------------------------------------------
$ 3.60 - $ 3.80                       11               0.4          $    3.63               11         $    3.63
$ 3.81 - $ 5.10                      329               2.1          $    4.13              306         $    4.07
$ 5.11 - $ 6.40                       42               1.9          $    5.67               42         $    5.67
$ 6.41 - $ 7.70                      318               6.7          $    7.25               35         $    6.83
$ 7.71 - $ 9.20                       20               0.4          $    9.17               20         $    9.17
$ 9.21 - $ 12.67                      44               4.1          $   11.50               14         $   12.67

Restricted Stock: The Company has awarded shares of restricted stock to certain employees. Such shares are held by the Company and released to each grantee at the rate of 20% per year provided that the grantee is still employed by the Company or its affiliates. The Company charged $79,000 in 2002, $115,000 in 2001 and $120,000 in 2000 to compensation expense relating to these awards. During 2002, 2001 and 2000, 9,750, 15,750 and 9,750 shares, respectively, of the restricted stock were released to the applicable employees as allowed by the provisions of the grant.

The Company's Agents' Contingent Commission Plan allows its agents to receive up to 100% of their contingent profit commission awards in PAGI common stock. At December 31, 2002, there were 288,014 shares of common stock reserved for future issuance under the Company's Agents' Contingent Profit Commission Plan. Agents' common stock awards for the 2001, 2000 and 1999 years, which were issued in 2002, 2001 and 2000, amounted to 62,836, 35,189, and 89,384 shares, respectively.

Note 16 Commitments and Contingencies

Legal Matters: The Company's insurance subsidiaries are subject to routine legal proceedings in connection with their property and casualty business. Penn-America has been named as a defendant in litigation commenced in the Superior Court of California, County of Los Angeles, on November 6, 2000 and in an identical suit on December 18, 2000 in the County of Orange relating to the Company's exited non-standard personal automobile business. During 2002, the Company reached a settlement on this litigation in the amount of $285,000. The Company is involved in no other pending or threatened legal or administrative proceedings that management believes might have a material adverse effect on the Company's financial condition or results of operations.

Leases: The Company leases various computer equipment for use by its insurance subsidiaries. These leases have terms primarily expiring in less than a three-year period. Rental expenses for these operating leases were $489,000, $391,000 and $349,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

At December 31, 2001, the future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year were $384,000, $270,000, $177,000 and $22,000 for 2003, 2004,
2005 and 2006, respectively.

Note 17 Other Comprehensive Income

The Company's other comprehensive income consists of net unrealized investment gains and losses and net unrealized loss on a single cash-flow hedging instrument for the year ended December 31, 2002. For the years ended December 31, 2001 and 2000, other comprehensive income consisted solely of net unrealized gains and losses on investments.

                                                        Year ended December 31, 2002
                                                   ------------------------------------
                                                    Pre-tax        Tax       Net of Tax
(In thousands)                                       Amount      Expense       Amount
---------------------------------------------------------------------------------------
Unrealized gains on investments:
   Unrealized holding gains arising during period   $ 6,466      $(2,199)     $ 4,267
   Reclassification adjustments for net
    realized gain included in net income             (1,273)         433         (840)
Unrealized gain on investments                        5,193       (1,766)       3,427
Unrealized loss on cash-flow hedging instrument        (200)          68         (132)
                                                   ------------------------------------
Other comprehensive income                          $ 4,993      $(1,698)     $ 3,295
                                                   ====================================

                                                        Year ended December 31, 2001
                                                   ------------------------------------
                                                    Pre-tax        Tax       Net of Tax
(In thousands)                                       Amount      Expense       Amount
---------------------------------------------------------------------------------------
                                                   (Restated)   (Restated)   (Restated)
Unrealized gains on investments:
   Unrealized holding gains arising during period   $ 2,328      $  (792)     $ 1,536
   Reclassification adjustments for net
    realized loss included in net income              1,178         (400)         778
                                                   ------------------------------------
Other comprehensive income                          $ 3,506      $(1,192)     $ 2,314
                                                   ====================================

                                                        Year ended December 31, 2000
                                                   ------------------------------------
                                                    Pre-tax        Tax       Net of Tax
(In thousands)                                       Amount      Expense       Amount
---------------------------------------------------------------------------------------
                                                   (Restated)   (Restated)   (Restated)
Unrealized gains on investments:
   Unrealized holding gains arising during period   $ 3,992      $(1,357)     $ 2,635
   Reclassification adjustments for net
    realized losses included in net income            2,808         (955)       1,853
                                                   ------------------------------------
Other comprehensive income                          $ 6,800      $(2,312)     $ 4,488
                                                   ====================================


Note 18 Unaudited Quarterly Financial Information

                                                                                          2002
                                                          --------------------------------------------------------------------------
(In thousands,
except per share data)                                        First          Second          Third        Fourth           Total
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                   $   25,564     $   29,066     $   34,915     $   38,540     $   128,085
Net income                                                      1,786          1,882          2,897          3,899          10,464
Net income per share:
Basic                                                            0.15           0.16           0.25           0.32            0.90
Diluted                                                          0.15           0.16           0.25           0.32            0.88

                                                                                          2001
                                                          --------------------------------------------------------------------------
(In thousands,
except per share data)                                        First          Second          Third        Fourth           Total
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        (Restated)(1)  (Restated)(1)
Revenues                                                   $   25,994     $   24,687     $   23,837     $   24,577     $    99,095
Net income                                                        967            994          1,551          1,428           4,940
Net income per share:
Basic                                                            0.09           0.09           0.14           0.12            0.43
Diluted                                                          0.08           0.09           0.13           0.12            0.43

(1) Reflects an increase in net realized investment loss of $623,000 and related income tax benefit of $212,000 for the three and twelve months ended December 31, 2001. See Note 1 for further information regarding the restatement.

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

John D. Curry
Vice President, Marketing and
   Underwriting

J. Ransley Lennon
Vice President, Information
   Technology

Garland P. Pezzuolo
Vice President, Secretary and
   General Counsel

Brian J. Riley
Vice President and Controller

Francis J. McKenna
Assistant Vice President, Claims

Nancy M. Rankin
Assistant Vice President, Underwriting

Independent Auditors

Ernst & Young, LLP
Two Commerce Square
Philadelphia PA 19103

Consulting Actuary

Ernst & Young LLP
Two Commerce Square
Philadelphia PA 19103

Registrar and Transfer Agent

Wachovia Bank, N.A.
Corporate Trust Operations
1525 West WT Harris Boulevard
Charlotte NH 28288-1153
Stockholder Inquiries: (800) 829-8432

Board of Directors Penn-
America Group, Inc.

Irvin Saltzman
Chairman of the Board of Directors,
   Penn-America Group, Inc.
Director, Penn Independent
Corporation

Jon S. Saltzman
President and Chief Executive Officer,
   Penn-America Group, Inc.
Director, Penn Independent
   Corporation

Robert A. Lear
President and Director, Penn
   Independent Corporation
Director, Dynasil Corporation of
   America

M. Moshe Porat, Ph.D., CPCU (1)(2)(3) Dean, Fox School of Business and Management, Temple University

Jami Saltzman-Levy
Vice President, Director, Penn
   Independent Corporation

Charles Ellman (1)(3)
Retired Insurance Executive

Paul Simon (2)(3)
Director, Public Policy Institute,
   Southern Illinois University

E. Anthony Saltzman
Vice President, Delaware Valley
   Underwriting Agency

Richard L. Duszak (1)(2)(4)
Retired Partner, KPMG LLP



(1) Audit Committee
(2) Nominating and Corporate
    Governance Committee
(3) Compensation and Stock Option
    Committee
(4) Audit Committee Financial Expert

Annual Meeting

The Annual Stockholders' Meeting will be held in the Company's home office on May 14, 2003 at 10:00 A.M.

Stockholder Relations, Form 10-K The Company's Form 10-K has been filed with the Securities and Exchange Commission. Copies of the Form 10-K and interim reports are available to stockholders without charge from the Investor Relations Department. Telephone (215) 443-3656 or send an E-mail request to info@pennamerica. com.

Corporate Headquarters 420 South York Road Hatboro PA 19040-3949 (215) 443-3600 voice (215) 443-3603 facsimile www.penn-america.com

Market and Common Stock
Information
The Company's common stock trades on the New York Stock Exchange under the symbol "PNG." As of February 26, 2003 there were 198 registered holders of record and approximately 1,000 beneficial holders of record of the Company's common stock. The high and low sale prices of the common stock were as follows:

2002
Quarter         High      Low
First      $   10.43  $   7.27
Second         11.40      9.45
Third          10.70      7.80
Fourth          9.50      8.10

2001
Quarter         High      Low
First      $   6.97  $   4.79
Second         7.00      6.67
Third          6.80      6.40
Fourth         7.03      6.00

Penn-America Group, Inc.
420 South York Road
Hatboro PA 19040-3949

(215) 443-3600 voice
(215) 443-3603 facsmile

www.penn-america.com